As confidentially submitted to the Securities and Exchange Commission on December 31, 2025

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

AsiaPac AdTechinno Group Limited
(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	7310	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Unit A2-A6, 9/F, NCB Innovation Centre

888 Lai Chi Kok Road

Lai Chi Kok, Kowloon

Hong Kong

Telephone: +852-2771-7595

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Yang Ge, Esq. DLA Piper UK LLP 20th Floor, South Tower, Kerry Center No. 1 Guanghua Road, Chaoyang District Beijing, China 100020 Tel: +86-10-8520-0616	Arila Er Zhou, Esq. Alex Haipeng Liang, Esq. Robinson & Cole LLP Chrysler East Building 666 Third Avenue, 20th floor New York, NY 10017 Tel: (212) 451-2942

Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS (Subject to Completion)

Dated        , 2026

AsiaPac AdTechinno Group Limited

             Class A Ordinary Shares

This is an initial public offering of Class A ordinary shares, par value US$0.0001 each (the “Class A ordinary shares”) on a firm commitment basis, by AsiaPac AdTechinno Group Limited. We currently anticipate the initial public offering price of our Class A ordinary shares to be between US$              and US$              per share.

Prior to this offering, there has been no public market for our Class A ordinary shares. This offering is contingent upon the listing of our Class A ordinary shares on The Nasdaq Stock Market (the “Nasdaq”). We will apply for the listing of our Class A ordinary shares on the Nasdaq Global Market under the symbol “            .” There is no assurance that such application will be approved, and if our application is not approved by Nasdaq, this offering would not be completed.

As of the date of this prospectus, there are 21,600,000 Class A ordinary shares and 3,600,000 Class B ordinary shares issued and outstanding. Upon the completion of this offering, our issued and outstanding share capital will consist of              Class A ordinary shares and              Class B ordinary shares, assuming the underwriters do not exercise their option to purchase additional Class A ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of our company, and each Class B ordinary share shall entitle the holder thereof to twenty (20) votes on all matters subject to a vote at general meetings of our company. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. A holder of Class A ordinary shares shall have no rights to convert Class A ordinary shares into Class B ordinary shares under any circumstances.

Additionally, upon the completion of this offering, we will be a “controlled company” as defined under corporate governance rules of the Nasdaq, because our largest shareholder Oriental Brilliance Investment Limited, in which our chairman of the board of directors and chief executive officer, Mr. Chan Chor Koon and our director and chief operating officer, Ms. Chong Siu Nuen, respectively own 50.0% and 50.0% of the equity interests, will beneficially own              % of our issued and outstanding Class A ordinary shares and 66.7% of our issued and outstanding Class B ordinary shares and will be able to exercise             % of the aggregate voting power of our issued and outstanding share capital immediately after the consummation of this offering, assuming the underwriters do not exercise their option to purchase additional Class A ordinary shares. As a result, Oriental Brilliance Investment Limited will have the ability to control or significantly influence the outcome of matters requiring approval by shareholders. For further information, see “Principal Shareholders” and “Risk Factors — Risks Relating to Our Class A Ordinary Shares and This Offering — We will be a “controlled company” within the meaning of the Nasdaq Stock Market listing rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.”

We are an “emerging growth company” and a “foreign private issuer” under applicable U.S. federal securities laws, and, as such are eligible for certain reduced public company reporting requirements for this and future filings. See “Prospectus Summary — Implications of Being an Emerging Growth Company” and “Prospectus — Implications of Being a Foreign Private Issuer” for additional information.

AsiaPac AdTechinno Group Limited, or the Parent, is not a Chinese operating company but a Cayman Islands holding company with operations conducted by its subsidiaries. Our business operations are conducted primarily through operating subsidiaries primarily in Hong Kong. Unless otherwise indicated or the context otherwise requires, “we,” “us,” “our company,” and “our” refer to AsiaPac AdTechinno Group Limited, our Cayman Islands holding company and its subsidiaries. Investors purchasing our Class A ordinary shares in this initial public offering are purchasing equity securities of our Cayman Islands holding company and will not directly hold any equity interests of our operating subsidiaries. As a holding company with operations conducted primarily through operating subsidiaries in Hong Kong, such structure involves unique risks to investors, as the PRC government may exercise significant influence and discretion over the conduct of our business and may intervene in or influence our operations at any time. For example, such governmental actions:

●	could disallow our corporate structure;

●	could result in a material change in our operations;

●	could hinder our ability to continue to offer securities to investors; and

●	may cause the value of our securities to significantly decline or be worthless.

We are aware that in recent years, the PRC government initiated a series of regulatory actions and statements to regulate business operations in the PRC with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. It is uncertain what potential impact such modified or new laws and regulations will have on our daily business operation, our ability to accept foreign investments and the listing of our Class A ordinary shares on a U.S. or other foreign exchanges. These actions could result in a material change in our operations and/or the value of our Class A ordinary shares and could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors. As of the date of this prospectus, we are not materially affected by PRC government’s recent statements indicating an intention to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. Furthermore, pursuant to the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China (“Basic Law”), national laws of mainland China do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. National laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong. National laws and regulations relating to data protection, cybersecurity and the anti-monopoly have not been listed in Annex III, so they do not apply directly to Hong Kong entities.

Additionally, on February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), and five supporting guidelines, which became effective on March 31, 2023. The Trial Measures, which reformed the existing regulatory regime for overseas offering and listing of securities by PRC domestic companies and both direct and indirect overseas offering and listing of securities by PRC domestic companies, imposes a filing-based regulatory regime. According to the Trial Measures, if an issuer meets both of the following criteria, the overseas securities offering and listing conducted by such issuers shall be deemed as indirect overseas offering and listing, and filings with the CSRC pursuant to the Trial Measures’ requirements shall be submitted within three working days following its submission of application for an initial public offering or listing: (i) more than 50% of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year are accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in China, or its main places of business are located in China, or the senior managers in charge of its business operations and majority of the issuer’s management are Chinese citizens or domiciled in China. As advised by our PRC counsel, Han Kun Law Offices, we are not required to fulfill the filing procedures with the CSRC for this offering or the listing of our Class A ordinary shares on Nasdaq under the Trial Measures, because (i) we are not ultimately controlled by any mainland Chinese company or individual directly or indirectly; (ii) substantially all of our operating revenues, total profits, total assets or net assets documented in the audited consolidated financial statements for the most recent fiscal year is accounted for by subsidiaries outside of mainland China; and (iii) we primarily conduct our business outside mainland China and are headquartered in Hong Kong, and none of the member of our board of directors or our senior management team members in charge of our business operations or management are PRC citizens nor reside in mainland China. However, due to the recent release of Trial Measures, its interpretation and implementation are still evolving and subject to changes. We cannot guarantee that new rules or regulations promulgated in the future will not impose any additional requirement on us, our shareholders or otherwise enhance the regulations on Hong Kong-based issuers seeking overseas offering or listing. As of the date of this prospectus, we have not received any official inquiries, notices, warnings, or investigations from the CSRC regarding this offering.

PRC regulators have been increasingly focused on regulation in areas of data security and data protection and the PRC regulatory requirements regarding cybersecurity are constantly evolving. Various regulatory bodies in China, specifically the Cyberspace Administration of China (the “CAC”), have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. On December 28, 2021, the CAC and other 12 PRC regulatory authorities jointly revised and promulgated the Review Measures, which became effective on February 15, 2022. According to the Review Measures, critical information infrastructure operators (“CIIOs”) that purchase network products and services, and network platform operators engaging in data processing activities that affect or may affect national security are subject to cybersecurity review. In addition, the relevant regulatory authorities are still entitled to impose security reviews on network products and services that are deemed capable of affecting national security. The network platform operators who possess personal information of more than one million users and intend to be listed at a foreign stock exchange must be subject to the cybersecurity review. CIIOs and network platform operators may voluntarily file for a cybersecurity review with the CAC prior to purchasing network products and services if they deem that their behavior affects or may affect national security based on self-assessment and self-evaluation. Notwithstanding the voluntary filing, the relevant authorities are entitled to initiate cybersecurity reviews accordingly. Failure to comply with the requirements of cybersecurity review would receive the following penalties: (i) order for corrections and warnings by competent authorities; (ii) a fine between RMB100,000 and RMB1,000,000, and a fine between RMB10,000 and RMB100,000 on the person(s) directly in charge and the other person(s) directly responsible; and (iii) when refusing to make corrections or under certain serious circumstances, a fine between RMB1,000,000 and RMB10,000,000, order to suspend relevant business, suspending business to make rectifications, revoking relevant business permits or licenses, and a fine between RMB100,000 and RMB1,000,000 on the person(s) directly in charge and the other person(s) directly responsible.

As of the date of this prospectus, we have not been informed by any relevant PRC governmental authorities that our services are deemed to be provided to any CIIOs, nor have we been identified as a CIIO by any relevant PRC governmental authorities. As the data of this prospectus, we have not been informed that we are a “data handler” carrying out data processing activities that affect or may affect national security by any governmental authorities, but it is uncertain whether we would be categorized as such under laws of mainland China. As of the date of this prospectus, we have not been involved in any investigations or become subject to a cybersecurity review initiated by any regulatory authorities based on the Review Measures, and we have not received any warning or sanctions in such respect or any regulatory objections to this offering from any regulatory authorities. As advised by our PRC counsel, Han Kun Law Offices, we are not required to file for a cybersecurity review with the CAC given the facts that we possess personal information of less than one million individuals in the PRC.

However, because these regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments, or the ability to list our Class A ordinary shares on a U.S. or other foreign exchange. In anticipation of the strengthened implementation of cybersecurity laws and regulations and the continued expansion of our business, it remains unclear whether we or other operators we provide services to may be identified as a CIIO under the PRC cybersecurity laws and regulations, and whether we would be required to follow cybersecurity review procedures. There can be no assurance that we would be able to complete the applicable cybersecurity review procedures in a timely manner, or at all, if we are required to follow such procedures in the future. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance or perceived non-compliance with the Cyber Security Law or related regulations may prevent us from using or providing certain network products and services, and may result in fines or other penalties such as making certain required rectification, suspending our related business, closing our website or taking down our operations and reputational damages or proceedings or actions against us by PRC regulatory authorities, customers or others, which may have a material adverse effect on our business, operation, or financial conditions. See “Risk Factors — Risks Relating to Doing Business in Hong Kong and Mainland China — Our headquarter is in Hong Kong with limited operations in mainland China. However, due to the long arm provisions under the current laws and regulations of mainland China, the government of mainland China may exert substantial influence and discretion over the conduct of our business and may intervene in or influence our operations at any time. If we were to become subject to such direct influence and discretion, it may result in a material change in our operations and/or the value of our Class A ordinary shares, which would materially affect the interest of the investors.”

In the future, if we and/or our subsidiaries are required to obtain any permission or approval from or complete any filing procedure with the CSRC, the CAC, or other PRC governmental authorities in connection with this offering under the PRC law, we and/or our subsidiaries may be fined or subject to other sanctions, and our subsidiaries’ business and our reputation, financial condition, and results of operations may be materially and adversely affected. Any actions by the PRC government to exert more influence and control over offerings (including businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our Class A ordinary shares to significantly decline or be worthless. See “Risk Factors — Risks Relating to Doing Business in Hong Kong and Mainland China — Substantial uncertainties and restrictions with respect to the political and economic policies of the PRC government, as well as PRC laws and regulations, could have a significant impact on the business that we conduct in Hong Kong. Any actions by the PRC government to exert more oversight and control over overseas offerings and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.”

As a holding company, the Parent may rely on dividends from our subsidiaries for our cash requirements, including any payment of dividends to our shareholders. The ability of our subsidiaries to pay dividends to the Parent, however, may be restricted by the debt they incur on their own behalf and/or laws and regulations applicable to them. PRC regulations may restrict the ability of our subsidiaries in mainland China to pay dividends to us. Currently, there are no significant restrictions of transferring funds between the Cayman Islands holding company and its subsidiaries in Hong Kong, Taiwan, Macau, Japan, South Korea, Singapore, Malaysia, Thailand, Vietnam, and Indonesia, and there are no significant restrictions on foreign exchange or our ability to transfer cash between entities within our group, across borders, or to U.S. investors; however, if certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future, were to become applicable to our operating subsidiary in Hong Kong, and to the extent our cash or assets in the business is in Hong Kong or a Hong Kong entity, such funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations by the PRC government on our and our operating subsidiaries’ ability to transfer funds or assets. See “Risk Factors — Risks Relating to Doing Business in Hong Kong and Mainland China — Our Hong Kong subsidiaries may be subject to restrictions on paying dividends or making other payments to us, which may restrict their ability to satisfy liquidity requirements, fund operations or for other use outside of Hong Kong, conduct business and pay dividends to holders of our Class A ordinary shares. Dividends payable to our foreign investors and gains on the sale of our shares of Class A ordinary shares by our foreign investors may become subject to tax by the PRC.”

Cash may be transferred among the Parent and its subsidiaries in the following manner: (i) funds and offering proceeds from may be transferred as equity investments and/or intercompany loans from the Parent (a) to our subsidiaries; and (ii) cash may be transferred through our organization by way of intra-group borrowings and/or intra-group transactions, as the case may be. In the fiscal years ended March 31, 2024, and 2025, and as of the date of this prospectus, we recorded aggregate cash transfers comprising capital injections, intra-group borrowings, and profit remittances, amounting to approximately US$0.5 million, US$1.6 million, and US$1.8 million, respectively.

We have established stringent controls and procedures for cash flows within our organization. Each transfer of cash among the Parent and its subsidiaries is subject to internal approval. Our finance manager manages and supervises the transfers of funds among the Parent and its subsidiaries with the guidance from the Fund Management Policy. Our finance manager closely monitors and manages the cash transfers through our organization by preparing regular reports and annual budget plans. Each transfer of cash between the Parent and a subsidiary is also subject to internal report and approval process by reference to such policy. The Parent has no plans to declare cash dividends in the near term, but as a holding company, it may depend on receipt of funds from one or more of its subsidiaries if it determines to pay cash dividends to holders of its Class A ordinary shares in the future. We do not have a regular dividend policy, and our board of directors has discretion as to whether to declare dividends, subject to certain requirements of Cayman Islands law. As of the date of this prospectus, the Parent has not declared or paid any dividends or distributions on equity to its shareholders. See “Prospectus Summary — Cash Flows through Our Organization” for details.

On December 16, 2021, the Public Company Accounting Oversight Board, or the PCAOB, issued a report notifying the Securities Exchange Commission, or the “SEC”, of its determination that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years, the SEC will prohibit our Class A ordinary shares from being traded on a national securities exchange or in the over-the-counter trading market in the U.S. The delisting of our Class A ordinary shares, or the threat of them being delisted, may materially and adversely affect the value of your investment. These risks could result in a material adverse change in our operations and the value of our Class A ordinary shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. Our audit firm, MaloneBailey, LLP, or MaloneBailey, an independent registered public accounting firm headquartered in Houston, Texas with offices in Beijing, Shenzhen and Tokyo that issues the audit report included elsewhere in this prospectus, is a public accounting firm registered with the PCAOB and has been subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. MaloneBailey has been inspected by the PCAOB on a regular basis and was not subject to the determination announced by the PCAOB on December 16, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, among other jurisdictions, and if we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Risk Factors — Risks Relating to Doing Business in Hong Kong and Mainland China — Our Class A ordinary shares may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate our auditors. The delisting of our Class A ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment” for a detailed discussion.

See “Risk Factors” beginning on page 14 to read about factors you should consider before buying our Class A ordinary shares.

PRICE US$                   PER SHARE

	Per Share	Total
Public offering price	US$	US$
Underwriting discounts and commissions(1)(2)	US$	US$
Proceeds, before expenses, to us	US$	US$

(1)	We have agreed to pay the underwriters a discount equal to 7.5% of the gross proceeds of the offering, provided that for investors introduced by us that subscribed for Class A ordinary shares through the underwriters, such discount shall be reduced to 4.5%. The table above assumes that the underwriters do not exercise their over-allotment option.
(2)	Does not include a non-accountable expense allowance of US$ , equal to 1.0% of the gross proceeds of this offering, payable to the underwriters. For a description of other terms of compensation payable to the underwriters, see “Underwriting.”

The underwriters have a 45-day option to purchase up to an additional                 Class A ordinary shares from us at the initial public offering price less the underwriting discounts and commissions, solely to cover over allotments, if any. If the underwriters exercise the option in full, the total underwriting discounts payable will be US$                      and the total proceeds to us, before expenses, will be US$                       ..

Neither the Securities and Exchange Commission nor any state securities regulators has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the Class A ordinary shares against payment in U.S. dollars in New York, NY on or about                   , 2026.

Maxim Group LLC

The date of this prospectus is                  , 2026

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the Class A ordinary shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Class A ordinary shares.

Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any filed free writing prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Class A ordinary shares and the distribution of this prospectus or any filed free writing prospectus outside of the United States.

Until              2026 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade our Class A ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our Class A ordinary shares discussed under “Risk Factors” and information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” before deciding whether to buy our Class A ordinary shares. This prospectus contains information from an industry report commissioned by us and prepared by Frost & Sullivan, a third-party market research firm, regarding our industry and market position in China. As used in this prospectus, “we,” “us,” “our company,” and “our,” refer to AsiaPac AdTechinno Group Limited and its subsidiaries.

Our Mission

We are committed to empowering brand owners on their digital journey to achieve ambitious business goals and acquiring, retaining and growing clients via online channels, including search engines, social media, websites, mobile applications, connected TV, digital out-of-home and audio, with advanced digital marketing technology solutions and outstanding services. We endeavor to adopt cross-border digital marketing strategy to build global footprints for companies based in Asia-Pacific and help international companies enter Asia-Pacific markets with our data and audience-driven inbound digital marketing strategy.

Overview

Headquartered in Hong Kong, we are an AI-driven omnichannel digital marketing technology company, providing integrated cross-border performance-based digital marketing solutions and services and marketing AI SaaS platforms. Founded in 1996, we have expanded our global footprints through 14 local offices across 11 Asia-Pacific countries and regions, including Hong Kong, Taiwan, Macau, Mainland China, Japan, South Korea, Singapore, Malaysia, Thailand, Vietnam, and Indonesia. In 2018, we started to develop marketing AI SaaS platforms and leverage these intelligent platforms to provide comprehensive digital marketing solutions for global customers’ business growth. According to Frost & Sullivan, we are a leading AI-driven omnichannel digital marketing technology company in Asia-Pacific, and were the largest digital marketing solutions provider in Hong Kong in terms of revenue in 2024.

We primarily generate revenues from rendering AI-driven digital marketing solutions and marketing SaaS platforms:

(i)	Digital marketing solutions, which primarily include marketing solutions for our customers’ inbound and outbound marketing activities. Our customers typically include global and local brand owners. For our advertisement solution services, we provide a comprehensive range of data-driven, tailor-made marketing solutions through the delivery of campaign key performance indicators (e.g., spending, number of clicks, impressions, true views, etc.) and charge service fees; while for account top-up services, we facilitate customer account top-ups by charging service fees.

(ii)

SaaS platforms, which primarily include subscription fees and service charges for using advanced features on our SaaS platforms. Our customers typically include brand owners, content creators and marketing agents. We have launched (a) OptAdEasy, an AI-powered cross-channel advertising management platform, (b) KOOLER AI, an AI-driven influencer management platform, and (c) Kolsify, a go-to AI platform for avatar and content creation, all of which are aimed to enable effective and efficient marketing management for different scenarios. We did not generate any revenue from this service for the fiscal years ended March 31, 2025 and 2024.

The success of our solutions and services is evidenced by our strong, diverse and loyal customer base from a broad range of industry verticals, including banking and finance, travel, hospitality and property, fashion and accessories, beauty and skincare, healthcare, retail and food, homeware and household, FMCG, arts and entertainment, education, technology and software, automotive. For the fiscal years ended March 31, 2025 and 2024, we provided digital marketing solutions to 1,124 and 1,170 customers, respectively, with the average revenue per advertising customer being US$34,642 and US$29,158, respectively. Of these customers, 37.7% and 35.3% were new customers for the fiscal years ended March 31, 2025 and 2024, respectively, while 62.3% and 64.7% were renewing customers. As a result, we have achieved steady growth over years of operations. Our revenues amounted to US$38.9 million and US$34.1 million for the fiscal year ended March 31, 2024 and 2025, respectively.

Our Strengths

We believe the following strengths have contributed to our success and differentiate us from others:

●	A leading AI-driven omnichannel digital marketing technology company in Asia-Pacific and the largest digital marketing solutions provider in Hong Kong in terms of revenue in 2024

●	Superior R&D capabilities embedding proprietary technologies in operations

●	Strong track record of sustainable growth driven by a diverse, loyal customer base

●	Extensive global supplier networks with strong localization capabilities

●	Visionary global management team with extensive industry experience and proven track record of excellence

Our Strategies

We intend to further grow our business by pursuing the following strategies:

●	Continually invest in R&D and further optimize our AI features

●	Further expand in Asia Pacific markets

●	Retain and expand customer and user base to enable continuous up-selling and cross-selling

●	Selectively pursue strategic investments, acquisitions, and partnership opportunities

1

Market Opportunities

The Asia-Pacific (“APAC”) digital marketing market was in an accelerated evolution phase from 2020 to 2024 characterized by integration-driven growth, diversified innovation and high expansion. Online and offline channels are undergoing deep convergence and digital transformation. According to Frost & Sullivan, the market size reached US$347.2 billion in 2024 with a CAGR of 11.4% from 2020 and it is expected to reach US$564.1 billion in 2029 at a CAGR of 10.2% from 2024.

Across APAC markets, while online marketing continues to develop robustly, offline marketing channels are concurrently undergoing accelerated digital transformation and programmatic evolution, with traditional offline marketing channels such as Out-of-Home Advertising (OOH) and in-store promotions being re-engineered through data-led automation and real-time decision-making, thereby aligning advertisement placement, audience targeting, and effect evaluation more closely with the precision of digital advertising. The online marketing sector in Asia-Pacific region has grown rapidly over the past few years and is now one of the most vibrant markets in the world, with the market size steadily growing from approximately US$172.5 billion in 2020 to approximately US$289.0 billion in 2024, with an impressive CAGR of approximately 13.8% over this period. By 2029, the market is expected to further surge to approximately US$488.0 billion. In addition, the Asia-Pacific region marketing SaaS market is expanding at a rapid pace. From 2020 to 2024, the marketing SaaS market in Asia-Pacific soared from approximately US$5.5 billion to approximately US$11.5 billion, with a robust CAGR of approximately 20.3%. The market size is projected to further increase, reaching approximately US$23.4 billion by 2029.

The increasingly competitive market environment, driven in part by the proliferation of emerging brands, has compelled advertisers to refine their marketing strategies in response to evolving consumer behavior. In response to consumers’ heightened sensitivity to value and quality, advertisers are adopting more strategic approaches, ranging from broad-based campaigns to precision marketing strategies that emphasize niche markets, well-defined consumer segments, and context-specific scenarios.

Corporate History and Structure

We commenced our business in 1996, through Advance Leader International Limited, which had changed its legal name to AsiaPac Net Magazine Limited in July 1996, and further to AsiaPac Net Media Limited in September 1998. The following is a summary of our key business milestones:

Year	Milestone
2005	We started to provide all-arounded digital marketing solutions.

2013	We started to provide digital marketing solutions in Taiwan.

2018	We started to develop marketing AI SaaS platforms.

2025	We launched SaaS platforms, including KOOLER AI in May 2025, OptAdEasy in July 2025, Kolsify in September 2025.

To facilitate our offshore financing, in June 2025, we incorporated AsiaPac AdTechinno Group Limited, or the Parent, under the laws of the Cayman Islands as our offshore holding company. In July 2025, through the Parent, we established AsiaPac AdTechinno Investment Limited (“AsiaPac BVI”), a wholly-owned subsidiary in the British Virgin Islands. In July 2025, AsiaPac Net Media Limited (“AsiaPac HK”) allotted and issued 9,700 ordinary shares to AsiaPac BVI, whereby AsiaPac BVI acquired 97% of the equity interests in AsiaPac HK. In October 2025, AsiaPac BVI acquired the remaining 3% equity interests held by the three individual shareholders including Mr. Chan Chor Koon, Ms. Chong Siu Nuen and Mr. Chan Chor Wai in AsiaPac HK, resulting in AsiaPac BVI holding 100% of the equity interests in AsiaPac HK.

For additional information on our corporate history and reorganization, please see Note 1 to our Consolidated Financial Statements included elsewhere in this prospectus.

The following diagram illustrates our corporate structure, including our subsidiaries, as of the date of this prospectus:

Note:

(1)	AsiaPac Net Media Limited Taiwan Branch is not an independent legal entity but an extension of AsiaPac Net Media Limited in Taiwan.

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The following diagram illustrates our corporate structure, including our principal subsidiaries, following the completion of this offering:

Note:

(1)	AsiaPac Net Media Limited Taiwan Branch is not an independent legal entity but an extension of AsiaPac Net Media Limited in Taiwan.

AsiaPac AdTechinno Group Limited, or the Parent, is not a Chinese operating company but a Cayman Islands holding company with operations conducted by its subsidiaries. Our business operations are conducted primarily through the operating subsidiaries in Hong Kong, Taiwan, Macau, Japan, South Korea, Singapore, Malaysia, Thailand, Vietnam, Indonesia and mainland China. Our corporate structure does not involve any variable interest entities in China. Investors purchasing our Class A ordinary shares in this initial public offering are purchasing equity securities of the Cayman Islands holding company and are not purchasing equity securities of our operating subsidiaries. Such structure involves unique risks to investors, as the PRC government may exercise significant influence and discretion over the conduct of our business and may intervene in or influence our operations at any time. If certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future, were to become applicable to our operating subsidiary in Hong Kong, and to the extent our cash or assets in the business is in Hong Kong or a Hong Kong entity, such funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations by the PRC government on our and our operating subsidiaries’ ability to transfer funds or assets. See “Risk Factors — Risks Relating to Doing Business in Hong Kong and Mainland China — Our headquarter is in Hong Kong with limited operations in mainland China. However, due to the long arm provisions under the current laws and regulations of mainland China, the government of mainland China may exert substantial influence and discretion over the conduct of our business and may intervene in or influence our operations at any time. If we were to become subject to such direct influence and discretion, it may result in a material change in our operations and/or the value of our Class A ordinary shares, which would materially affect the interest of the investors.”

Summary of Risk Factors

Investing in our Class A ordinary shares involves significant risks. You should carefully consider all of the information set forth in this prospectus before making an investment in our Class A ordinary shares. Below is a summary of the principal risks we face, organized under relevant headings. Legal risks associated with being based in and having operations in Hong Kong and Mainland China are discussed in relevant risk factors under “Risk Factors — Risks Relating to Doing Business in Hong Kong and Mainland China.” Legal risks associated with the laws, regulations and the discretion of mainland China governmental authorities discussed in this prospectus are expected to apply to mainland China entities and businesses, rather than entities or businesses in Hong Kong which operate under a different set of laws from mainland China. These risks are discussed more fully in the section titled “Risk Factors.”

Risks Relating to Our Business and Industry

Risks and uncertainties relating to our business and industry include, but are not limited to, the following:

●	We have experienced fluctuation in growth in recent periods, and our historical growth rates may not be indicative of our future growth;
●	If we do not effectively manage our costs and expenses, we may not be able to sustain our profitability, and our financial results will be materially and adversely affected;
●	Failure to retain existing customers or attract new ones could adversely impact our business and results of operations;
●	We may be dependent on a limited number of suppliers and any disruption to the relationships with the major suppliers may have material adverse effects on our business;
●	The content distribution channel is varied and intricate, loss of any content distribution channel and changes in the contract terms with any content distribution channel may materially and adversely affect our business and results of operations;
●	We utilize local partners to provide our solutions and services. If we are unable to develop and maintain successful relationships with our local partners, our business, operating results, and financial condition could be adversely affected. Local partner’s misconduct, noncompliance and omissions may also affect our business and reputations;
●	The digital marketing industry in Asia-Pacific is highly fragmented and intensely competitive. In addition, independent digital marketing technology companies face competitive pressure from well-established internet companies, marketing agencies and traditional media;
●	If digital marketing solutions do not achieve widespread market acceptance, our business, growth prospects and results of operations would be materially and adversely affected;
●	Changes in Internet search engine algorithms and dynamics could have a negative impact on traffic for our solutions and ultimately, our business and results of operations;
●	Our ability to collect and use data from various sources could be restricted;
●	Blocking or deletion of cookies or other modifications to privacy settings on PCs and mobile devices could impair our data collection and effectiveness of our solutions;
●	Regulatory, legislative or self-regulatory developments for online businesses, including privacy and data protection regimes, are expansive, not clearly defined and rapidly evolving. These laws and regulations could create unexpected costs, subject us to enforcement actions for compliance failures, or restrict portions of our business or cause us to change our technology platform or business model;
●	We are subject to, and may expend significant resources in defending against, government actions and civil claims in connection with false, fraudulent, misleading or otherwise illegal marketing content for which we provide design, production or agency services;
●	Failure to maintain the quality of our digital marketing solutions and services may materially and adversely impact our business and financial condition;
●	If we fail to maintain the technical competitive edge of our technologies in integrating AI algorithms, machine learning and data analytics, our business may be materially and adversely affected;
●	If we fail to introduce new solutions or services or improve and enhance the functionality, performance, reliability, design, security and scalability of our existing solutions, services and platforms to keep up with the changing requirements of customers, or new business models of our industries, our business, financial condition and results of operations could be materially and adversely affected;
●	We co-developed our SaaS platforms with a local research institution in Hong Kong, and any disruption to the relationships with such independent third party may have material adverse effects on our business.
●	If our SaaS platforms contain serious errors or defects, we may lose our sources of revenue and our customers may lose confidence in our solutions and services. In addition, we may incur significant costs defending or settling claims with our customers as a result of such serious break-down, errors or defects;
●	Failures or disruption in any systems, software or hardware infrastructure supporting our solutions and SaaS platforms could significantly disrupt our operation and cause us to lose customers or partners;
●	If we are unable to protect our proprietary information or other intellectual property, our business could be adversely affected; and
●	Our business may suffer if it is alleged or determined that our technologies or any other aspects of our business infringe on the intellectual property rights of others.
●	If sources from which we obtain information limit our access to such information or charge fees for accessing such information, or our information obtaining practices are regarded as unlawful, our business could be materially and adversely harmed.

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Risks Relating to Doing Business in Hong Kong and Mainland China

Our substantive operations are based in Hong Kong with limited operations in mainland China. We face various legal and operational risks and uncertainties related to our corporate structure and being based in and having the majority of our operations in Hong Kong, and therefore are subject to certain legal and operational risks associated with doing business in China generally. Risks and uncertainties related to doing business in Hong Kong and mainland China could result in a material adverse change in our operations, significantly limit or completely hinder our ability to complete this offering or continue to offer securities to investors, and cause the value of such securities to significantly decline or become worthless. Such risks and uncertainties include, but not limited to, the following:

●	The majority of our operations are in Hong Kong, a special administrative region of the PRC. Due to the long-arm application of the current PRC laws and regulations, the PRC government may exercise significant direct oversight and discretion over the conduct of our business and may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of our ordinary shares. The market prices of our Class A ordinary shares could be adversely affected as a result of anticipated negative impacts of any such government actions, as well as negative investor sentiment towards Hong Kong-based companies subject to direct PRC government oversight and regulation, regardless of our actual operating performance. There can be no assurance that the PRC government would not exert more oversight over our operations at any time. In addition, the PRC legal system is evolving rapidly and the PRC laws, regulations, and policies may change quickly with little advance notice. See “Our headquarter is in Hong Kong with limited operations in mainland China. However, due to the long arm provisions under the current laws and regulations of mainland China, the government of mainland China may exert substantial influence and discretion over the conduct of our business and may intervene in or influence our operations at any time. If we were to become subject to such direct influence and discretion, it may result in a material change in our operations and/or the value of our Class A ordinary shares, which would materially affect the interest of the investors;”
●	Our business operations may be adversely affected by the current and future political environment in the PRC. The interpretations of many laws, regulations and rules may not always be uniform and the enforcement of these laws, regulations and rules may involve uncertainties. Our ability to operate in Hong Kong or conduct overseas offerings may be harmed by these changes in its laws and regulations, including those relating to taxation, import and export tariffs, healthcare regulations, environmental regulations, land use and property ownership rights, and other matters. There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations. Although the PRC government has been pursuing economic reform policies for decades, the PRC government continues to exercise significant control over economic growth in the PRC through the allocation of resources, controlling payments of foreign currency, setting monetary policy and imposing policies that impact particular industries in different ways. See “Substantial uncertainties and restrictions with respect to the political and economic policies of the PRC government, as well as PRC laws and regulations, could have a significant impact on the business that we conduct in Hong Kong. Any actions by the PRC government to exert more oversight and control over overseas offerings and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless;”
●	Because some of the laws, rules and regulations in China are evolving, and because of the nonbinding nature of court decisions, we cannot predict how these laws, rules and regulations will be interpreted and enforced, which may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, published laws and regulations may not be able to codify all policies and practices of various governmental agencies in China in a timely manner. As a result, we may also need to adjust our operations from time to time following guidance provided by competent governmental agencies to us, and we may be found in violation and be subject to penalties for any historical or ongoing non-compliances. In addition, administrative and court proceedings in China may be time-consuming, resulting in additional costs and diversion of resources and management attention. See “Changes and developments in the legal system and the interpretation and enforcement of PRC laws, rules and regulations in China may subject us to uncertainties;”
●	Currently, Hong Kong has a separate legal system from mainland China, and it has its legislative framework and judiciary independent of that of the PRC government. Nonetheless, the recent regulatory developments in China, in particular with respect to restrictions on China-based companies raising capital offshore, may lead to additional regulatory review in China over our financing and capital raising activities in the United States. See “Adverse regulatory developments in China may subject us to additional regulatory review, and additional disclosure requirements and regulatory scrutiny in response to risks related to recent regulatory developments in China may impose additional compliance requirements for companies like us with Hong Kong-based operations, all of which could increase our compliance costs and subject us to additional disclosure requirements;”
●	Recently, the PRC government announced that it would step up supervision of Chinese firms listed offshore. Under the new measures, China will increase regulation of cross-border data flows and security, crack down on illegal activity in the securities market and punish fraudulent securities issuance, market manipulation and insider trading. China will also check sources of funding for securities investment and control leverage ratios. The CAC has also opened a cybersecurity probe into several large U.S.-listed technology companies focusing on anti-monopoly, financial technology regulation and more recently, with the passage of the Data Security Law, how companies collect, store, process and transfer data. Further, given the PRC government’s significant oversight and discretion over the conduct of our business operations in Hong Kong, the PRC government may intervene or influence our operations at any time, which could result in a material change in our operations and consequently, the value of our Class A ordinary shares. See “The recent spate of government interference by the PRC government into business activities of U.S. listed Chinese companies may negatively impact our operations, value of our securities and/or significantly limit or completely hinder our ability to offer future securities to investors and cause the value of such securities to significantly decline or be worthless;”
●	The PRC government may exercise oversight and regulatory authority over our business operations in China as it deems appropriate to advance regulatory and societal goals and policy positions, which could result in a material adverse change in our operations in China and the value of our securities;
●	Compliance with Hong Kong’s Personal Data (Privacy) Ordinance and any other existing or future data privacy related laws, regulations and governmental orders may entail significant expenses and could materially affect our business. See “We may be subject to laws and regulations regarding data protection in Hong Kong, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations;”
●	If certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future, were to become applicable to our operating subsidiaries in Hong Kong, and to the extent our cash or assets in the business is in Hong Kong or a Hong Kong entity, such funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations by the PRC government on our and our operating subsidiaries’ ability to transfer funds or assets. See “Our Hong Kong subsidiaries may be subject to restrictions on paying dividends or making other payments to us, which may restrict their ability to satisfy liquidity requirements, fund operations or for other use outside of Hong Kong, conduct business and pay dividends to holders of our Class A ordinary shares. Dividends payable to our foreign investors and gains on the sale of our shares of Class A ordinary shares by our foreign investors may become subject to tax by the PRC;
●	Our Class A ordinary shares may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate our auditors. The delisting of our Class A ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment;
●	Because our substantive operations are based in Hong Kong with limited operations in mainland China, we are subject to the laws, regulations and policies of the Hong Kong government as well as the influence of the PRC government. Our ability to operate in Hong Kong and mainland China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. See “If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter, which could harm our business operations and our reputation and could result in a loss of your investment in our shares, especially if such matter cannot be addressed and resolved favorably;” and
●	It may be difficult for shareholders to enforce any judgment obtained in the United States against us, which may limit the remedies otherwise available to our shareholders.

For a more detailed discussion, see “RISK FACTORS — Risks Relating to Doing Business in Hong Kong and Mainland China” from pages 38 to 47.

Risks Relating to Our Class A Ordinary Shares and This Offering

In addition to the risks described above, we are subject to the following risks relating to our Class A ordinary shares and this offering, including, but not limited to, the following:

●	We may not be able to satisfy the listing requirements of the Nasdaq Stock Market or obtain or maintain a listing of our Class A ordinary shares on the Nasdaq Stock Market;
●	An active trading market for our Class A ordinary shares may not develop and the trading price for our Class A ordinary shares may fluctuate significantly;
●	The trading price of our Class A ordinary shares could be subject to rapid and substantial volatility, which could result in substantial losses to investors;
●	We are an emerging growth company within the meaning of the Securities Act of 1933 and may take advantage of certain reduced reporting requirements. We cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A ordinary shares less attractive to investors;
●	We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company;
●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies;
●	The sale or availability for sale of substantial amounts of our Class A ordinary shares could adversely affect their market price;
●	Techniques employed by short sellers may drive down the market price of our Class A ordinary shares;
●	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares may view as beneficial;
●	Our dual-class voting structure may render our Class A ordinary shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of our Class A ordinary shares; and
●	We will be a “controlled company” within the meaning of the Nasdaq Stock Market listing rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

Regulatory Permissions for This Offering

Permissions and Licenses Required for Our Operations

Our operations in China are mainly conducted through our operating subsidiary in Hong Kong, or the Hong Kong subsidiary. We have no substantive business operation in mainland China through our PRC operating subsidiaries, save for AsiaPac Net Technology (Shenzhen) Limited acting as an advertising service provider that places advertisements on third-party platforms for a limited number of clients. As advised by our PRC counsel, Han Kun Law Offices, as of the date of this prospectus, other than the business licenses currently held by our PRC subsidiaries, we are not required to hold any particular licenses, permits and approvals to be issued by the PRC government in connection with our business operation under PRC laws and regulations. As advised by our counsel as to Hong Kong law, DLA Piper Hong Kong, as of the date of this prospectus, (i) we had complied with the requisite regulatory filing with the Hong Kong government authorities for our business operations in Hong Kong, including but not limited to the annual filings and renewal of business registration with the Hong Kong Registrar of Companies and the Inland Revenue Department, in all material respects and (ii) there are no laws or regulations currently effective in Hong Kong necessitating regulatory filings or approvals from the regulators in Hong Kong to complete this offering. However, given the changes of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, and the promulgation of new laws and regulations and amendment to the existing ones, we may be required to obtain additional licenses, permits, registrations, filings or approvals for our business operations in the future. We cannot assure you that we will be able to obtain, in a timely manner or at all, or maintain such licenses, permits or approvals, and we may also inadvertently conclude that such permissions or approvals are not required.

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Any lack of or failure to maintain requisite approvals, licenses or permits applicable to us may have a material adverse impact on our business, results of operations, financial condition and prospects and cause the value of any securities we offer to significantly decline or become worthless. For details, see “Risk Factors — Risks Relating to Our Business and Industry — If we fail to comply with legal or regulatory requirements or obtain the requisite approvals, licenses or permits applicable to our business, it may have a material adverse effect on our business and results of operations.”

Permissions Required for This Offering

On August 30, 2024, the State Council issued the Regulations for the Administration of Network Data Security (the “Network Data Security Regulations”), which became effective on January 1, 2025. The Network Data Security Regulations, specifies the obligations of network platform service providers, third-party product and service providers, intelligent terminals pre-installed with applications and other equipment manufacturers to protect network data security, and requires network platform service providers providing application distribution service to establish application verification rules and carry out relevant verification of network data security. On December 28, 2021, the CAC and other 12 PRC regulatory authorities jointly revised and promulgated the Cybersecurity Review Measures (2022 version) (the “Review Measures”), which became effective on February 15, 2022. According to the Review Measures, critical information infrastructure operators, or CIIOs, that purchase network products and services, and network platform operators engaging in data processing activities that affect or may affect national security are subject to cybersecurity review. In addition, the relevant regulatory authorities are still entitled to impose security reviews on network products and services that are deemed capable of affecting national security. The network platform operators who possess personal information of more than one million users and intend to be listed at a foreign stock exchange must be subject to the cybersecurity review. CIIOs and network platform operators may voluntarily file for a cybersecurity review with the CAC prior to purchasing network products and services if they deem their behavior affects or may affect national security based on self-assessment and self-evaluation. Notwithstanding the voluntary filing, the relevant authorities are entitled to initiate cybersecurity reviews accordingly. Failure to comply with the requirements of cybersecurity review would receive the following penalties: (i) order for corrections and warnings by competent authorities; (ii) a fine between RMB100,000 and RMB1,000,000, and a fine between RMB10,000 and RMB100,000 on the person(s) directly in charge and the other person(s) directly responsible; and (iii) when refusing to make corrections or under certain serious circumstances, a fine between RMB1,000,000 and RMB10,000,000, order to suspend relevant business, suspending business to make rectifications, revoking relevant business permits or licenses, and a fine between RMB100,000 and RMB1,000,000 on the person(s) directly in charge and the other person(s) directly responsible.

As of the date of this prospectus, we have not been informed by any relevant PRC governmental authorities that our services are deemed to be provided to any CIIOs, nor have we been identified as a CIIO by any relevant PRC governmental authorities. As the data of this prospectus, we have not been informed that we are a “data handler” carrying out data processing activities that affect or may affect national security by any governmental authorities, but it is uncertain whether we would be categorized as such under laws of mainland China. As of the date of this prospectus, we have not been involved in any investigations or become subject to a cybersecurity review initiated by any regulatory authorities based on the Review Measures, and we have not received any warning or sanctions in such respect or any regulatory objections to this offering from any regulatory authorities. As advised by our PRC counsel, Han Kun Law Offices, we are not required to file for a cybersecurity review with the CAC given the facts that we possess personal information of less than one million individuals in the PRC.

However, because these regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments, or the ability to list our Class A ordinary shares on a U.S. or other foreign exchange. In anticipation of the strengthened implementation of cybersecurity laws and regulations and the continued expansion of our business, it remains unclear whether we or other operators we provide services to may be identified as a CIIO under the PRC cybersecurity laws and regulations, and whether we would be required to follow cybersecurity review procedures. There can be no assurance that we would be able to complete the applicable cybersecurity review procedures in a timely manner, or at all, if we are required to follow such procedures in the future. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance or perceived non-compliance with the Cyber Security Law or related regulations may prevent us from using or providing certain network products and services, and may result in fines or other penalties such as making certain required rectification, suspending our related business, closing our website or taking down our operations and reputational damages or proceedings or actions against us by PRC regulatory authorities, customers or others, which may have a material adverse effect on our business, operation, or financial conditions. See “Risk Factors — Risks Relating to Doing Business in Hong Kong and Mainland China — Our headquarter is in Hong Kong with limited operations in mainland China. However, due to the long arm provisions under the current laws and regulations of mainland China, the government of mainland China may exert substantial influence and discretion over the conduct of our business and may intervene in or influence our operations at any time. If we were to become subject to such direct influence and discretion, it may result in a material change in our operations and/or the value of our Class A ordinary shares, which would materially affect the interest of the investors.”

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On February 17, 2023, the CSRC promulgated Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Trial Measures and the related guidelines, which became effective on March 31, 2023. The Trial Measures, which reformed the existing regulatory regime for overseas offering and listing of securities by PRC domestic companies and both direct and indirect overseas offering and listing of securities by PRC domestic companies, imposes a filing-based regulatory regime. According to the Trial Measures, if an issuer meets both of the following criteria, the overseas securities offering and listing conducted by such issuers shall be deemed as indirect overseas offering and listing, and filings with the CSRC pursuant to the Trial Measures’ requirements shall be completed within three working days following its submission of application for an initial public offering or listing: (i) more than 50% of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in China, or its main places of business are located in China, or the senior managers in charge of its business operation and majority of the issuer’s management are Chinese citizens or domiciled in China. As advised by our PRC counsel, Han Kun Law Offices, we do not meet the criteria for CSRC filing under the Trial Measures, on the basis that (i) we are not ultimately controlled by any mainland Chinese company or individual directly or indirectly; (ii) substantially all of our operating revenues, total profits, total assets or net assets documented in the audited consolidated financial statements for the most recent fiscal year are accounted for by subsidiaries outside of mainland China; and (iii) we primarily conduct our business outside mainland China and are headquartered in Hong Kong, and none of the member of our board of directors or our senior management team members in charge of our business operations or management are PRC citizens nor reside in mainland China.

In the future, if we are required to obtain any permission or approval from or complete any filing procedure with the CSRC, the CAC, or other PRC governmental under the PRC law, we may be fined or subject to other sanctions, and our business and reputation, financial condition, and results of operations may be materially and adversely affected. Any actions by the PRC government to exert more influence and control over offerings that are conducted overseas and/or foreign investments in Hong Kong-based issuers (including businesses whose operations are in Hong Kong) could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of its securities to significantly decline or be worthless. For a detailed description of the risks related to doing business in Hong Kong and our securities, see “Risk Factors — Risks Relating to Doing Business in Hong Kong and Mainland China — Our headquarter is in Hong Kong with limited operations in mainland China. However, due to the long arm provisions under the current laws and regulations of mainland China, the government of mainland China may exert substantial influence and discretion over the conduct of our business and may intervene in or influence our operations at any time. If we were to become subject to such direct influence and discretion, it may result in a material change in our operations and/or the value of our Class A ordinary shares, which would materially affect the interest of the investors.”

Except as disclosed above, we have not been requested to obtain or denied any license or permission from any government authority in China in connection with our operations or this offering as of the date of this prospectus. However, the PRC regulatory authorities may adopt new laws, rules and regulations, or detailed implementation and interpretation of the current applicable PRC laws, rules and regulations, and we cannot assure you that the relevant PRC regulatory authorities would reach the same conclusion as us.

Cash Flows through Our Organization

As a holding company, the Parent may rely on dividends from its subsidiaries for cash requirements, including any payment of dividends to our shareholders. The ability of our subsidiaries to pay dividends to the Parent, however, may be restricted by the debt they incur on their own behalf and/or laws and regulations applicable to them. PRC regulations may restrict the ability of our subsidiaries in mainland China to pay dividends to us. Currently, there are no significant restrictions of transferring funds between the Parent and its subsidiaries in Hong Kong, Taiwan, Macau, Japan, South Korea, Singapore, Malaysia, Thailand, Vietnam, and Indonesia, and there are no significant restrictions on foreign exchange or our ability to transfer cash between entities within our group, across borders, or to U.S. investors; however, if certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future, were to become applicable to our operating subsidiaries in Hong Kong, and to the extent our cash or assets in the business is in Hong Kong or a Hong Kong entity, such funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations by the PRC government on our and our operating subsidiaries’ ability to transfer funds or assets. See “Risk Factors — Risks Relating to Doing Business in Hong Kong and Mainland China — Our Hong Kong subsidiaries may be subject to restrictions on paying dividends or making other payments to us, which may restrict their ability to satisfy liquidity requirements, fund operations or for other use outside of Hong Kong, conduct business and pay dividends to holders of our Class A ordinary shares. Dividends payable to our foreign investors and gains on the sale of our shares of Class A ordinary shares by our foreign investors may become subject to tax by the PRC.”

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Cash may be transferred among the Parent and its subsidiaries in the following manner: (i) funds and offering proceeds from may be transferred as equity investments and/or intercompany loans from the Parent to our subsidiaries; and (ii) cash may be transferred through our organization by way of intra-group borrowings and/or intra-group transactions, as the case may be. In the fiscal years ended March 31, 2024, and 2025, and as of the date of this prospectus, we recorded aggregate cash transfers comprising capital injections, intra-group borrowings, and profit remittances, amounting to approximately US$0.5 million, US$1.6 million, and US$1.8 million, respectively.

We have established stringent controls and procedures for cash flows within our organization. Each transfer of cash among the Parent and its subsidiaries is subject to internal approval. Our finance manager manages and supervises the transfers of funds among the Parent and its subsidiaries with the guidance from our Fund Management Policy. Our finance manager closely monitors and manages the cash transfers through our organization by preparing regular reports. Each transfer of cash between the Parent and a subsidiary is also subject to internal report and approval process by reference to such policy. We have no plans to declare cash dividends in the near term, but as a holding company, the Parent may depend on receipt of funds from one or more of its subsidiaries if it determines to pay cash dividends to holders of its Class A ordinary shares in the future. We do not have a regular dividend policy, and our board of directors has discretion as to whether to declare dividends, subject to certain requirements of Cayman Islands law. As of the date of this prospectus, the Parent has not declared or paid any dividends or distributions on equity to its shareholders.

Currently, there are no significant restrictions of transferring funds between the Parent and its subsidiaries in Hong Kong, Taiwan, Macau, Japan, South Korea, Singapore, Malaysia, Thailand, Vietnam, and Indonesia, and there are no significant restrictions on foreign exchange or our ability to transfer cash between entities within our group, across borders, or to U.S. investors; however, if certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future, were to become applicable to our operating subsidiaries in Hong Kong, and to the extent our cash or assets in the business is in Hong Kong or a Hong Kong entity, such funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations by the PRC government on our and our operating subsidiaries’ ability to transfer funds or assets. See “Risk Factors — Risks Relating to Doing Business in Hong Kong and Mainland China — Our Hong Kong subsidiaries may be subject to restrictions on paying dividends or making other payments to us, which may restrict their ability to satisfy liquidity requirements, fund operations or for other use outside of Hong Kong, conduct business and pay dividends to holders of our Class A ordinary shares. Dividends payable to our foreign investors and gains on the sale of our shares of Class A ordinary shares by our foreign investors may become subject to tax by the PRC.”

Other than the cash dividend of approximately US$4.4 million declared by our subsidiary, AsiaPac HK, to its then shareholders in March 2025, we have not previously declared or paid cash dividends in the fiscal years ended March 31, 2025 and 2024, and up to the date of this prospectus. We intend to retain most of our available funds and any future earnings after this offering and cash proceeds from overseas financing activities, including this offering, to fund the development and growth of our business. See “Risk Factors — Risks Relating to Our Class A Ordinary Shares and This Offering — Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of the Class A ordinary shares for return on your investment.”

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The Holding Foreign Companies Accountable Act

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our Class A ordinary shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The delisting of our Class A ordinary shares, or the threat of them being delisted, may materially and adversely affect the value of your investment. These risks could result in a material adverse change in our operations and the value of our Class A ordinary shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. Our audit firm, MaloneBailey, LLP, or MaloneBailey, an independent registered public accounting firm headquartered in Houston, Texas with offices in Beijing, Shenzhen and Tokyo that issues the audit report included elsewhere in this prospectus, is a public accounting firm registered with the PCAOB and has been subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. MaloneBailey has been inspected by the PCAOB on a regular basis and was not subject to the determination announced by the PCAOB on December 16, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, among other jurisdictions, and if we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Risk Factors — Risks Relating to Doing Business in Hong Kong and Mainland China — Our Class A ordinary shares may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate our auditors. The delisting of our Class A ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Implications of Being an Emerging Growth Company

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected to take advantage of such exemptions. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenue of at least US$1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of the Class A ordinary shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Implications of Being a Foreign Private Issuer

We are a “foreign private issuer” within the meaning of the rules under the Exchange Act. Accordingly, upon consummation of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. As such, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

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●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We will cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States or (iii) our business is administered principally in the United States.

In this prospectus, we have taken advantage of certain of the reduced reporting requirements as a result of being an emerging growth company and a foreign private issuer. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities.

In addition, as an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance standards of the Nasdaq. We currently intend to follow Cayman Islands corporate governance practices in lieu of the corporate governance standards of the Nasdaq that listed companies must: (i) have a majority of independent directors, (ii) obtain shareholders’ approval for issuance of securities in certain situations, and (iii) hold annual shareholders’ meetings. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the corporate governance standards of the Nasdaq. See “Risk Factors — Risks Relating to Our Class A Ordinary Shares and This Offering — As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices for corporate governance matters that differ significantly from the Nasdaq Stock Market corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the corporate governance listing standards.”

Implications of Being a Controlled Company

Following the completion of this offering, our largest shareholder, Oriental Brilliance Investment Limited, in which our chairman of the board of directors and chief executive officer, Mr. Chan Chor Koon and our director and chief operating officer, Ms. Chong Siu Nuen, respectively own 50.0% and 50.0% of the equity interests, will beneficially own              % of our issued and outstanding Class A ordinary shares and 66.7% of our issued and outstanding Class B ordinary shares and will be able to exercise              % of the aggregate voting power of our issued and outstanding share capital immediately after the consummation of this offering, assuming the underwriters do not exercise their option to purchase additional Class A ordinary shares. Oriental Brilliance Investment Limited will have the ability to control or significantly influence the outcome of matters requiring approval by shareholders; however, the voting decisions with respect to the securities held by Oriental Brilliance Investment Limited are made by shareholders in accordance with its articles of association, and none of whom individually has the power to direct such decisions. As a result, we will be a “controlled company” as defined under the corporate governance rules of the Nasdaq Stock Market.

As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements, including:

●	an exemption from the rule that a majority of our Board must be independent directors;

●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

We do not currently plan to utilize the exemptions from certain corporate governance rules available for controlled companies after we complete this offering. If we cease to be a foreign private issuer or if we cannot rely on the home country governance practice exemptions for any reason, we may decide to invoke the exemptions available for a controlled company as long as we remain a controlled company. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. For further information, see “Principal Shareholders” and “Risk Factors — Risks Relating to Our Class A Ordinary Shares and This Offering — We will be a “controlled company” within the meaning of the Nasdaq Stock Market listing rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.”

Corporate Information

AsiaPac AdTechinno Group Limited is an exempted company limited by shares incorporated under the laws of the Cayman Islands on June 30, 2025. Our registered office is located at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1- 1111, Cayman Islands. Our principal executive offices are located at Unit A2-A6, 9/F, NCB Innovation Centre, 888 Lai Chi Kok Road, Lai Chi Kok, Kowloon Hong Kong. Our telephone number at this address is +852 2771 7595.

Our agent for service of process in the United States is located at          .

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Investors should contact us for any inquiries through the address and telephone number of our principal executive office. Our principal website is www.asiapacdigital.com. The information contained on our website is not a part of this prospectus.

Conventions That Apply to This Prospectus

Except otherwise indicated or the context otherwise requires:

●	“AI” refers to artificial intelligence;

●	“CAC” refers to the Cyberspace Administration of China;

●	“CAGR” refers to compound annual growth rate;

●	“China” or the “PRC,” in each case, refers to the People’s Republic of China, including Hong Kong, Macau and Taiwan, and only in the context of referencing specific laws and regulations adopted by the PRC, excludes Hong Kong, Macau and Taiwan. The term “Chinese” has a correlative meaning for the purpose of this prospectus . For clarity purposes, legal and operational risks associated with us operating in China also apply to our operations in Hong Kong;

●	“Class A ordinary shares” refer to the Class A ordinary shares of AsiaPac AdTechinno Group Limited, par value $0.0001 each;

●	“Class B ordinary shares” refer to the Class B ordinary shares of AsiaPac AdTechinno Group Limited, par value $0.0001 each;

●	“CSRC” refers to the China Securities Regulatory Commission;

●	“FMCG” refers to fast moving consumer goods;

●	“Frost & Sullivan” refers to Frost & Sullivan Limited;

●	“Group” refers to the Company and its subsidiaries and affiliates;

●	“Hong Kong” refers to Hong Kong Special Administrative Region in the PRC;

●	“KOL” refers to key opinion leader;

●	“KPI” refers to key performance indicator;

●	“MOFCOM” refers to the Ministry of Commerce of the PRC;

●	“MOP dollar” refers to legal currency of Macau;

●	“Nasdaq” refers to The Nasdaq Stock Market LLC;

●	“ordinary shares” refers to our Class A ordinary shares and Class B ordinary shares of AsiaPac AdTechinno Group Limited, par value of US$0.0001 each;

●	“RMB” and “Renminbi” refers to the legal currency of mainland China;

●	“R&D” refers to research and development;

●	“SaaS” refers to software-as-a-service, a method of software delivery and licensing in which the software is accessed online via a subscription;

●	“SCNPC” refers to the Standing Committee of the National People’s Congress of the PRC;

●	“SEC” refers to the Securities and Exchange Commission;

●	“US$” and “U.S. dollars” refers to the legal currency of the United States;

●	“USDC” refers to the stablecoin issued by Circle Internet Financial LLC;

●	“USDT” refers to the stablecoin issued by Tether Limited;

●	“U.S. GAAP” refers to generally accepted accounting principles in the United States; and

●	“we,” “us,” “our company,” or “our” refers to AsiaPac AdTechinno Group Limited, a Cayman Islands exempted company with limited liability, and/or its subsidiaries.

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Unless otherwise indicated, (a) information in this prospectus assumes that the underwriters do not exercise their over-allotment option to purchase additional Class A ordinary shares, and (b) references in this prospectus to this offering are to our offering of Class A ordinary shares pursuant to this prospectus.

Internet site addresses in this prospectus are included for reference only and the information contained in any website, including our website, is not incorporated by reference into, and does not form part of, this prospectus.

Market and Industry Data

This prospectus contains information derived from various public sources and certain information from an industry report commissioned by us and prepared by Frost & Sullivan, a third-party industry research firm, to provide information regarding our industry and market position. Such information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to variety of factors, including those described in “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications and reports.

Industry publications, research, surveys, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the forecasts or estimates from independent third-parties and us.

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THE OFFERING

Offering price per ordinary share	We expect the initial public offering price for the Class A ordinary shares will be between US$ to US$ per share.

Class A ordinary shares offered by us	Class A ordinary shares (or Class A ordinary shares if the underwriters exercise in full their option to purchase additional Class A ordinary shares).

Ordinary shares

Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share will be entitled to one (1) vote on all matters subject to a vote at general meetings of our company, and each Class B ordinary share shall be entitled to twenty (20) votes on all matters subject to a vote at general meetings of our Company. Each Class B ordinary share is convertible into one (1) Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares shall not be convertible into Class B ordinary shares under any circumstances.

The right to convert shall be exercisable by the holder of the Class B ordinary share delivering a written notice to us that such holder elects to convert a specified number of Class B ordinary shares into Class A ordinary shares. Any conversion of Class B ordinary shares into Class A ordinary shares may be affected by means of the redesignation and re-classification of each relevant Class B ordinary share as a Class A ordinary share.

Ordinary shares issued and outstanding immediately after this offering	Class A ordinary shares (or Class A ordinary shares if the underwriters exercise in full their option to purchase additional Class A ordinary shares) and 3,600,000 Class B ordinary shares.

Over-allotment Option	We [have granted] to the underwriters an option, exercisable for 45 days from the date of this prospectus, to purchase up to an aggregate of additional Class A ordinary shares at the initial public offering price, less underwriting discounts and commissions, solely for the purpose of covering over-allotments. See the section headed “Underwriting” in this prospectus.

Listing	We will apply to have our Class A ordinary shares listed on the Nasdaq Global Market under the symbol “ .” Our Class A ordinary shares will not be listed on any other stock exchange or traded on any automated quotation system. No assurance can be given that such a listing will be approved or that a liquid trading market will develop for our Class A ordinary shares. The approval of such a listing on the Nasdaq Capital Market is a condition to complete this offering.

Proposed trading symbol	.

Use of Proceeds

We estimate that we will receive net proceeds of approximately US$             million from this offering, assuming an initial public offering price of US$             per share, the mid-point of the estimated range of the initial public offering price, after deducting estimated underwriter discounts, commissions and estimated offering expenses payable by us.

We intend to use the net of proceeds of this offering for (i) investment in R&D and further optimization of our Al capabilities, (ii) retaining and expanding customer and user base, (iii) selectively pursuing strategic investments, acquisitions, and partnership opportunities, although we have not identified any specific investments or acquisition opportunities at this time, (iv) expanding into Asia Pacific and middle east markets, and (v) general corporate and working capital purposes. See “Use of Proceeds” for additional information.

Transfer agent

Lock-up	We and our directors, executive officers and shareholders of 5% or more of our outstanding shares [have agreed] with the underwriters, subject to certain exceptions, not to offer, pledge, sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any Class A ordinary shares or any other securities convertible into or exercisable or exchangeable for our Class A ordinary shares, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our Class A ordinary shares for a period of six (6) months after the closing of this offering. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Risk Factors	See “Risk Factors” beginning on page 14 and other information included in this prospectus for a discussion of the risks you should carefully consider before deciding to invest in our Class A ordinary shares.

Unless otherwise indicated, all information in this prospectus assumes no exercise by the underwriters of the over-allotment option.

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SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated statements of operations and comprehensive income for the fiscal years ended March 31, 2025 and 2024, summary consolidated balance sheets data as of March 31, 2025 and 2024 and summary consolidated cash flows data for the fiscal years ended March 31, 2025 and 2024 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with the U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read this Summary Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following table presents our summary consolidated statements of operations and comprehensive income data for the fiscal years indicated:

	For the fiscal year ended March 31,
	2025	2024
Revenues, net	$38,937,333	$34,115,276
Cost of revenues	(28,775,430)	(24,021,301)
Gross profit	10,161,903	10,093,975

Operating expenses:
Selling and marketing expenses	(3,888,597)	(3,129,784)
General and administrative expenses	(3,822,158)	(3,277,061)
Research and development expenses	(491,319)	(450,530)
Total operating expenses	(8,202,074)	(6,857,375)

Income from operations	1,959,829	3,236,600

Other income (expenses):
Interest income	37,696	30,878
Government grants	643,833	22,089
Other income, net	128,850	66,996
Total other income	810,379	119,963

Income before income taxes	2,770,208	3,356,563
Income tax expense	(314,239)	(278,338)
Net income	$2,455,969	$3,078,225

The following table presents our summary consolidated balance sheets data as of dates indicated:

	As of March 31,
	2025	2024
Total assets	$19,092,771	$18,204,097
Total liabilities	9,872,421	6,985,337
Total AsiaPac AdTechinno Group Limited shareholders’ equity	9,220,518	11,221,957
Non-controlling interests	(168)	(3,197)

The following table presents our summary consolidated cash flows data for the periods indicated:

	For the fiscal year ended March 31,
	2025	2024
Net cash provided by operating activities	$2,129,025	$3,386,525
Net cash used in investing activities	(1,116,040)	(753,415)
Net cash used in financing activities	(1,859,618)	(68,591)
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	(98,741)	(108,052)
Net change in cash and cash equivalents, and restricted cash	(945,374)	2,456,467
Cash and cash equivalents, and restricted cash at beginning of the year	6,511,412	4,054,945
Cash and cash equivalents, and restricted cash at end of the year	$5,566,038	$6,511,412

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RISK FACTORS

An investment in our Class A ordinary shares involves significant risks. You should carefully consider all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our Class A ordinary shares. Any of the following risks could have a material adverse effect on our business, results of operations and financial condition. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, results of operations and financial condition, and our ability to pay dividends. In any such case, the market price of our Class A ordinary shares could decline, and you may lose all or part of your investment.

Risks Relating to Our Business and Industry

We have experienced fluctuation in growth in recent periods, and our historical growth rates may not be indicative of our future growth.

We have experienced fluctuation in growth in recent periods. We may not be able to sustain our historical growth rates, or at all. You should not consider our historical growth in gross billing and net revenues as indicative of our future performance. Our revenue increased from US$4.1 million for the fiscal year ended March 31, 2024 to US$38.9 million for the fiscal year ended March 31, 2025. In future periods, our revenues could decline or grow slowly than we expect and the customer base optimization may not achieve the benefits as we expected. We believe our business, prospects and results of operations depend on a number of factors, some of which are described in more details in this section, including our ability to:

●	retain existing customers while continuing to optimize our customer base;

●	successfully execute our strategy in the increasingly competitive digital marketing segment;

●	attract new customers and further diversify our customer base, including more customers from new industries and geographic regions;

●	maintain the breadth and depth of our cooperation with content distribution channels, including publishers, ad exchanges, and ad networks, and attract new ones in order to increase the volume and breadth of content distribution opportunities available to us;

●	adapt our solutions and service offerings to meet evolving business needs, including to address market trends such as integrated marketing on multiple publishers;

●	maintain the proper functioning of our technology architecture as our business continues to grow;

●	maintain and grow our data assets in order to help customers identify, engage and convert their audience;

●	maintain a high level of customer satisfaction;

●	adapt to a changing regulatory landscape governing privacy matters;

●	acquire businesses, products and technologies and to integrate these acquisitions;

●	increase awareness of our brand among customers on a global basis in a cost-effective manner; and

●	attract and retain employees.

We cannot assure you that we will be able to successfully accomplish any of these objectives.

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We may be exposed to the risk of disintermediation if our customers place online advertisements with media platforms directly.

As a digital marketing solutions and services provider, we help our customers acquire traffic from media platforms to market their products or services. We also provide our customers with value-added services, such as producing advertisement creatives and continuously optimizing online user profiles and remarketing strategies through data-driven insights, to achieve better marketing results. Our expertise in digital marketing solutions and services provides our customers with time and cost efficiency, alongside superior marketing results. However, the possibility exists that our customers may opt to engage directly with media platforms, bypassing our intermediary services. While we strive to deliver indispensable value, there may be possibility of disintermediation. Should our customers choose to transact directly with media platforms, it could significantly impact our business, operational results, and financial stability.

Our SaaS platforms have a limited operating history, making it difficult to predict future operating performance generated through the SaaS platform.

Since our SaaS platforms were recently launched, including KOOLER AI in May 2025, OptAdEasy in July 2025, Kolsify in September 2025, there was no revenue generated from SaaS platforms for the fiscal years ended March 31, 2025 and 2024. Additionally, we anticipate a slow transition to SaaS business among marketers with heightened data security concerns or general demand for highly customizable application software. Accordingly, our ability to accurately forecast future results of our operations is limited and subject to a number of uncertainties and risks, including our ability to plan for and model future growth. If we face difficulties or delays in implementation of our SaaS platforms or other revenue generating services, our revenue growth could slow in the future, or our revenue could decline or fluctuate for a number of reasons, including limited demand for our solutions and platforms and shrinking of the size of the market for digital marketing solutions. If our assumptions regarding these risks and uncertainties and our future revenue growth related to our SaaS platforms are incorrect or change, or if we do not address these risks successfully or forecast our results accurately, our operating and financial results from our SaaS platforms could differ materially from our expectations, and our business could suffer.

If we do not effectively manage our costs and expenses, we may not be able to sustain our profitability, and our financial results will be materially and adversely affected.

For the fiscal years ended March 31, 2025 and 2024, our staff cost accounted for a significant portion of our costs and operating expenses. We rely on an experienced team of optimizers, integrated marketing experts, creative designers for business operation and research and development staff for solution development and technical support to deliver cross-border digital marketing services and SaaS platforms for our customers. For the fiscal years ended March 31, 2025 and 2024, our expenses of staff in aggregate amounted to 68.7% and 70.3% of our total marketing and administrative expenses, respectively. Increase in costs for the recruitment, cultivation and retain of talents may impact our profitability, results of operations and business.

In addition, we have expended significant resources to grow our business in recent years by enhancing our technology capabilities and infrastructure and growing our number of employees. Specifically, our R&D expenses amounted to US$491,319 and US$450,530 for the fiscal years ended March 31, 2025 and 2024, respectively. As our business continues to grow, we anticipate continued growth that could require substantial financial and other resources to, among others:

●	invest in the development of our SaaS platforms, IT infrastructure and improve our technology and data analysis capabilities;

●	expand the portfolio for digital marketing solutions and services;

●	expand our team of marketing optimization, data analysis, business operation and research and development personnel;

●	pursue strategic cooperation, investment, partnership and suitable acquisition opportunities to expand our businesses; and

●	cover administrative expenses and expenses relating to data protection and other compliance matters.

Our expenditures may not yield the anticipated returns or benefits to our business, and if we fail to effectively manage our costs and expenses, we may not be able to sustain profitability.

Failure to retain existing customers or attract new ones could adversely impact our business and results of operations.

We have certain long-term marketing campaign contracts with customers, while a majority of our marketing campaign contracts are for a term of one year or shorter. Our customers are not obligated to use our digital marketing solutions and SaaS platforms on an exclusive basis and they generally use multiple providers to manage their marketing spend. Accordingly, we must convince our customers to use our solutions and SaaS platforms, increase their usage and spend a larger share of their digital marketing budgets with us, and do so on an on-going basis.

Our ability to achieve renewals or marketing campaign contracts and new sales depends on many factors, some of which are out of our control, including:

●	customer satisfaction with our digital marketing solutions and services, including any new solutions that we may develop,

●	the competitiveness of our pricing and payment terms for our customers, which may, in turn, be constrained by our capital and financial resources,

●	customer satisfaction with our SaaS platforms,

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●	our ability to tailor our solution offerings and delivery and pricing models in accordance with the evolving needs of our customers,

●	our ability to expand our data base and solutions to serve customers in a wider range of industries and geographic regions,

●	mergers, acquisitions or other consolidation among marketers and marketing agencies, and

●	the effects of global economic conditions on spending levels of our customers generally.

Therefore, we cannot assure you that our customers that have generated marketing spend on our solutions in the past will continue to spend at similar levels or that they will continue to use our solutions at all. We may not be able to replace customers which decrease or cease their usage of our solutions with new customers that spend similarly on our solutions.

If our existing customers do not continue to use or increase their use of our platform, or if we are unable to attract sufficient marketing spend on our platform from new customers, our business and results of operations could be materially and adversely affected.

We may be dependent on a limited number of suppliers and any disruption to the relationships with the major suppliers may have material adverse effects on our business.

For the fiscal years ended March 31, 2025 and 2024, two suppliers individually accounted for more than 10% of our total purchases, each of which related to media costs. Our largest supplier accounted for 29.9% and 33.9% of our total purchases for the fiscal years ended March 31, 2025 and 2024, respectively. Our second largest supplier accounted for 24.5% and 24.2% of our total purchases for the same periods, respectively. These two suppliers, both headquartered in the United States, have subsidiaries and offices all over the world, and we generally conduct transactions with their subsidiaries in Ireland, Singapore, Taiwan, mainland China and Indonesia. See “Business — Our Suppliers.” If, for any reason, we were to experience any material disruptions in their business relationship with any of their key suppliers or discontinue their collaboration with any of the key suppliers, we may not be able to switch to an alternative supplier within a short period of time or at all. Even if we are able to switch to an alternative supplier, we may not be able to do so on the same or similar terms. As a result, our business and results of operations could be materially and adversely affected.

The content distribution channel is varied and intricate, loss of any content distribution channel and changes in the contract terms with any content distribution channel may materially and adversely affect our business and results of operations.

Our consistent access to attractive content distribution opportunities is crucial to our business. Our content distribution channels are concentrated and primarily include online and mobile publishers, major search engines, ad exchanges and social media networks. Media costs for content distribution opportunities on our largest channel partner in each of the fiscal years ended March 31, 2025 and 2024 accounted for 36.2% and 41.1% of our media costs, respectively, during the relevant periods, and media costs for content distribution opportunities on our second largest channel partner in each of the fiscal years ended March 31, 2025 and 2024 accounted for 29.7% and 29.3% of our media costs, respectively, during the relevant periods. In addition, our contracts with content distribution channels are generally for a period of one year and do not impose long-term obligations requiring them to make their content distribution opportunities available to us on reasonable terms or at all. The channel operators may decide at any time to curtail or inhibit our ability to use such channels if we breach the terms of use of such channels or for any other reason. Additionally, these channels may increase their fees or make changes to their respective business models, terms of use, policies, or systems, and those changes could impair or restrict our ability to post content. Further, channels and platforms could cease operations unexpectedly due to a number of events, including interruptions in telecommunication services, computer viruses, and security breaches. Any of the above could reduce our ability to post marketing content, drive user traffic, and reach target audiences, and thus impair our ability to serve our customers, any of which could affect our ability to achieve profitability or have a material adverse effect on our business, financial condition and results of operations.

Our ability to source content distribution opportunities from content distribution channels depends in part on our ability to continuously generate sufficient marketing spend from our customers on these channels. Under some of our contracts, content distribution channels may terminate the contracts during their terms if we do not meet the minimum marketing spend requirements in the contracts. In addition, if we are not able to negotiate favorable or acceptable terms once the contracts expire, our financial conditions and results of operations will be materially impacted.

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Furthermore, our contracts with content distribution channels generally provide for certain rebates or incentives, generally calculated as a percentage of marketing spend, that we are entitled to should the market spending during the terms exceed the specified thresholds. Under some of our contracts, content distribution channels offer staggered levels of rebates or incentives to us depending on the amount of marketing spend we achieve during the period. If we are unable to meet the anticipated level of marketing spend with any content distribution partner, we may experience a material adverse impact on our financial conditions and results of operations and it may affect our overall relationship with the content distribution partner. If these or any other content distribution channel were to change their rebate or incentive programs or to cease doing business with us for any reason, our financial results would be materially adversely affected.

Our platform is connected with some of our content distribution channels’ platforms through application programming interfaces, or API, such as the social media platform API and search engine platform API. We are subject to standard API terms of use of such content distribution channels, which govern the use and distribution of data from them. Our business significantly depends on access to these APIs on commercially reasonable terms. Our business would be harmed if any of these content distribution channels discontinue, limit or place any additional restrictions on our access to their platforms, modify their terms of use or other policies, or charge API license fees for API access. In particular, content distribution channels update their API terms of use from time to time and new versions of these terms could impose additional restrictions on us and require us to modify our software to accommodate these changes. Any of these outcomes could cause demand for our solutions to decrease, our research and development costs to increase, and as a result, our business and results of operations could suffer.

We utilize local partners to provide our solutions and services. If we are unable to develop and maintain successful relationships with our local partners, our business, operating results, and financial condition could be adversely affected. Local partner’s misconduct, noncompliance and omissions may also affect our business and reputations.

To date, we have engaged our local partners to provide our cross-border digital marketing solutions and service. While we intend to continue dedicating resources to identifying, developing and maintaining stable relationships with our local partners, we cannot assure you that our existing or prospective local partners will strictly comply with the exclusivity or other terms of our agreements with them. They may also cease cooperating with us with limited or no notice. If we fail to maintain current local partners and identify additional local partners in a timely and cost-effective manner, or at all, our business, results of operations, and financial condition could be adversely affected. If our local partners do not effectively provide our solutions and services, or fail to meet the needs of our customers, our reputation among prospective and existing customers and ability to grow our business may also be adversely affected.

Our local partners may be subject to regulatory penalties or punishment because of their regulatory compliance failures, which may, directly or indirectly, affect our business. We cannot be certain whether they have infringed or will infringe any other party’s legal rights or violate any regulatory requirements. We cannot rule out the possibility of incurring liabilities or suffering losses due to any noncompliance by local partners. We cannot assure you that we will be able to identify irregularities or noncompliance in the business practices of our local partners, or that such irregularities or noncompliance will be corrected in a prompt and proper manner. The legal liabilities and regulatory actions on our local partners involved in our business may affect our business activities and reputation, which may in turn affect our results of operations.

The digital marketing industry in Asia-Pacific is highly fragmented and intensely competitive. In addition, independent digital marketing technology companies face competitive pressure from well-established internet companies, marketing agencies and traditional media.

The digital marketing industry in Asia-Pacific is highly competitive, fragmented and rapidly changing. With the introduction of new technologies and the influx of new entrants, we expect competition to continue and intensify, which could harm our ability to increase revenue and attain or sustain profitability. We believe the principal competitive factors in this industry include:

●	ability to deliver return on marketing expenditure at scale;

●	customer trust;

●	geographic reach;

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●	breadth and depth of cooperation with publishers, ad exchanges, ad networks and other participants in the digital marketing ecosystem;

●	comprehensiveness of solutions and service offerings;

●	functions of SaaS platforms;

●	pricing structure and competitiveness;

●	cross-channel capabilities;

●	accessibility and user-friendliness of solutions; and

●	brand awareness.

In addition, independent digital marketing companies face competitive pressure from large and well-established internet companies which have established stronger and broader presence across the digital marketing ecosystem and have significantly more financial, technical, marketing and other resources, more extensive customer base, and longer operating histories and greater brand recognition than we do. These companies have access to user information by virtue of their popular consumer-oriented websites and mobile apps, and have the technology designed for use in conjunction with the types of user information collected from their websites and mobile apps. These companies may also leverage their positions to make changes to their systems, platforms, exchanges, networks or other products or services that could be harmful to our business and results of operations. While we believe that we do not directly compete with these large and well-established internet companies as we promote their content distribution opportunities or purchase their content distribution opportunities in the ordinary course of our business in connection with our execution of marketing campaigns, and these companies generally do not provide integrated digital marketing solutions the way we do, they are major players in the digital marketing technology industry as they provide digital marketing technology and offer services and offer solutions that help marketers achieve one or more aspects of their marketing goals in one or more phases of their digital marketing cycle. In addition, these large and well-established companies control content distribution channels and would directly compete with us should we vertically expand our business to own or operate content distribution channels in the future. Further, some of these companies are, or may also become, our content distribution channels and may enter into other types of strategic arrangements with us. For example, we generally enter into annual framework agreements with content distribution channel partners to purchase or promote their content distribution opportunities. Competitive pressure may incentivize them to cease their partnership with us. See “— The content distribution channel is varied and intricate, loss of any content distribution channel and changes in the contract terms with any content distribution channel may materially and adversely affect our business and results of operations.” Digital marketing companies also face competition from marketing agencies, who may have their own relationships with content distribution channels and can directly connect marketers with such channels. Furthermore, digital marketing companies continue to compete with traditional media including direct marketing, television, radio, cable and print advertising companies.

New technologies and methods of digital marketing present an evolving competitive challenge, as market participants upgrade or expand their service offerings to capture more marketing spend from marketers. In addition to existing competitors and their existing service offerings, we expect to face competition from new entrants to the digital marketing industry and new solution and service offerings from existing competitors. If existing or new companies develop, market or resell competitive high-value marketing technology solutions, acquire one of our competitors or strategic partners, form a strategic alliance or enter into exclusivity arrangement with one of our competitors or strategic partners, our ability to compete effectively could be significantly compromised and our business, results of operations and prospects could be materially and adversely affected.

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If digital marketing solutions do not achieve widespread market acceptance, our business, growth prospects and results of operations would be materially and adversely affected.

The market for digital marketing solutions such as ours is evolving in Asia-Pacific and these solutions may not achieve or sustain high levels of demand and market acceptance as we expect. While marketing via search engines or display channels has been established for several years, marketing via new digital channels such as mobile and social media is not as well established. The future growth of our business could be constrained by both the level of acceptance and expansion of emerging digital marketing channels, as well as the continued use and growth of existing channels. Even if these channels become widely adopted, marketers and agencies may not be familiar with and make significant investments in solutions such as ours that help them manage their digital marketing across channels and devices. In addition, we have developed and launch SaaS platforms, including KOOLER AI in May 2025, OptAdEasy in July 2025, Kolsify in September 2025, which are less mature or common in Asia-Pacific, and the pace of transition to SaaS business may be slower among marketers with heightened data security concerns or general demand for highly customizable application software. The acceptance of our solutions delivered as SaaS offerings will depend to a substantial extent on the education of our customers on the SaaS offerings and the widespread adoption of SaaS platforms in general, and we cannot be certain that the trend of adoption of such solutions and SaaS platforms will continue in the future. Therefore, it is difficult to predict the demand for our solutions and platforms or the future growth rate and size of the market for digital marketing solutions.

Expansion of the market for digital marketing solutions depends on a number of factors, including the growth of new digital channels such as mobile and social media and the cost, as well as the performance and perceived value associated with digital marketing solutions. If digital marketing solutions do not achieve widespread acceptance, or there is a reduction in demand for digital marketing caused by weakening economic conditions, decreases in corporate spending, technological challenges, data security or privacy concerns, governmental regulation, competing technologies and solutions or otherwise, our business, growth prospects and results of operations will be materially and adversely affected.

Changes in Internet search engine algorithms and dynamics could have a negative impact on traffic for our solutions and ultimately, our business and results of operations.

We rely on Internet search engines to generate traffic to the solutions that we provide, principally through free or organic search. Search engines frequently update and change the logic that determines the placement and display of results of a user’s search, such that the algorithmic placement of links to the websites of our customers can be negatively affected. In addition, a search engine could, for competitive or other purposes, alter its search algorithms or results causing our solutions to place lower in organic search query results. If a major search engine changes its algorithms in a manner that negatively affects the search engine ranking of our solutions or those of our partners, the effect of our solutions provided to our customers would be materially affected, and therefore our business and financial performance could be adversely affected. Furthermore, our failure to successfully manage our search engine optimization could result in a substantial decrease in traffic to our solutions, as well as increased costs, if we were to replace free traffic with paid traffic.

Our ability to collect and use data from various sources could be restricted.

The optimal performance of our algorithms and data engines including databases, data connector engine, data analysis modules and data models built by machine learning depends on the data that we collect from multiple sources, which we use to build user profiles, develop and refine our algorithms and data engines. Our ability to collect and use these types of data is limited by a number of factors, some of which are described in further details elsewhere in this section, including:

●	consumer choices, including the blocking or deletion of cookies or modifications to privacy settings;

●	decisions by marketers, content distribution channels, or selected third party that we have data collaboration arrangement with, to restrict our ability to collect data from them, to refuse to implement mechanisms that we request to ensure compliance with our legal obligations;

●	changes in browser or device functionality and settings, and other new technologies, which could make it easier for users to prevent the placement of cookies or other tracking technologies;

●	new developments in law, regulations and industry standards on privacy and data protection regimes, including increased visibility of consent mechanisms as a result of these legal, regulatory or industry developments;

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●	the failure of our network or software systems, or the network or software systems of marketers;

●	our inability to grow customer base in new industries and geographic markets in order to obtain the critical mass of data necessary for our algorithms and data engines to perform optimally in these new industries and geographies;

●	our relationship with our data partners or certain key data sources, including internet companies in China, which may stop providing or be unable to provide us data on terms acceptable to us; and

●	interruptions, failures or defects in our data collection, mining, analysis and storage systems.

Any of the above described limitations on our ability to successfully collect and use data could materially impair the optimal performance of our algorithms and data engines as well as the efficiency of our solutions, which could make our solutions less attractive to marketers and result in damages to our reputation, a decline of our market share and adversely affect our business and results of operations.

Blocking or deletion of cookies or other modifications to privacy settings on PCs and mobile devices could impair our data collection and effectiveness of our solutions.

Cookies that we place are generally regarded as “third party cookies” because we place them through internet browsers on an internet user when an internet user visit our website or a website owned by our marketers or other party that has given us permission to place cookies. Our cookies generally record non-personally identifiable information, including when a user views or clicks on a marketing message, where a user is located, how many marketing messages a user has seen, and browser or device information. We use data from cookies to help build user profiles that assess audience interest and predict audience potential interaction with a given marketing message. Cookies may easily be deleted or blocked by internet users. Commonly used internet browsers (Chrome, Firefox, Internet Explorer, and Safari) allow internet users to modify their browser settings to prevent cookies from being accepted by their browsers. Most browsers also now support temporary privacy modes that allow the user to suspend, with a single click, the placement of new cookies or reading or updates of existing cookies. Internet users can also delete cookies from their computers at any time. Some internet users also download free or paid “ad blocking” software that prevents certain cookies from being stored on a user’s computer. Further, certain web browsers, such as Safari, currently block or are planning to block some or all third-party cookies by default, as do Apple’s iPad and iPhones devices. Mobile devices based upon the Android operating system use cookies only in their web browser applications, so that cookies do not track Android users while they are using other applications on the device. If web browsers block, or internet users reject or delete, cookies, fewer of our cookies or our marketers’ cookies may be set in browsers or accessible in mobile devices, which could adversely affect our data collection and hence the optimal performance of our algorithms and data engines and effectiveness of our solutions.

Aside from blocking or deleting of cookies, other modifications to privacy settings on the PCs and mobile devices could limit or restrict our ability to collect and analyze data and hence the effectiveness of our solutions may be compromised, which would result in customer departure and reputation damages, and materially and adversely affect our business and results of operations.

Regulatory, legislative or self-regulatory developments for online businesses, including privacy and data protection regimes, are expansive, not clearly defined and rapidly evolving. These laws and regulations could create unexpected costs, subject us to enforcement actions for compliance failures, or restrict portions of our business or cause us to change our technology platform or business model.

Governments around the world, including the Hong Kong government, have enacted or are considering legislation related to online businesses. There may be an increase in legislation and regulation related to digital marketing, the use of geo-location data to inform marketing, the collection and use of anonymous internet user data and unique device identifiers, such as IP address or mobile unique device identifiers, and other data protection and privacy regulation. Some of our competitors may have more access to lobbyists or governmental officials and may use that access to effect statutory or regulatory changes in a manner to commercially harm us while favoring their solutions. These laws and regulations could adversely affect the demand for or effectiveness and value of our solutions, force us to incur substantial costs or require us to change our business practices in a manner that could adversely affect our business and results of operations or compromise our ability to effectively pursue our growth strategies.

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As we provide integrated cross-border digital marketing solutions and marketing AI SaaS platforms, we may be directly or indirectly subject to the laws and regulations on digital marketing, including data and privacy laws, of multiple jurisdictions. For example, internet information service providers shall inform their users about their service scope and shall not use users’ information beyond such scope or collect any other information that is irrelevant to the services they provide. In Hong Kong, the Hong Kong Personal Data Ordinance prohibits an internet company collecting information about its users, analyzing the information for a profile of the user’s interests or selling or transmitting the profiles to third parties for direct marketing purposes unless it has obtained the user’s consent. The U.S. government has announced that it is reviewing the need for greater regulation of the collection of consumer information, including regulation aimed at restricting some targeted advertising practices.

We strive to comply with all applicable laws and regulations relating to privacy and data collection, processing, use, and disclosure. These laws and regulations are continually evolving, are not always clear, and are not always consistent across the jurisdictions in which we do business, and the measures we take to comply with these laws, regulations and industry standards may not always be effective. We may be subject to litigation or enforcement action or reduced demand for our solutions if we or our marketers fail to abide by applicable privacy laws or to provide adequate notice and/or obtain consent from end users. In addition, some of our content distribution channels require us to indemnify and hold them harmless from the costs or consequences of litigation resulting from using their networks. Any proceeding or perception of concerns relating to our collection, use, disclosure, and retention of data, including our security measures applicable to the data we collect, whether or not valid, could harm our reputation, force us to spend significant amounts on defense of these proceedings, distract our management, increase our costs of doing business and inhibit the use of our solutions, which could materially and adversely affect our business, results of operations and prospects.

We are subject to, and may expend significant resources in defending against, government actions and civil claims in connection with false, fraudulent, misleading or otherwise illegal marketing content for which we provide design, production or agency services.

As we provide cross-border digital marketing solutions, we may be required to examine advertising content for which we provide agency services for compliance with applicable laws, notwithstanding the fact that the advertising content may have been previously published, and that the advertisers also bear liabilities for the content in their advertisements. In addition, for advertising content related to certain types of products and services, such as alcohol, cosmetics, pharmaceuticals and medical procedures, we are expected to confirm that the advertisers have obtained requisite government approvals, including operating qualifications, proof of quality inspection for the advertised products, government pre-approval of the content of the advertisements and filings with the local authorities. We depend on search engines and social media networks to review and approve advertising content placed on them , and we cannot ensure that each advertisement for which we provide services complies with all applicable laws and regulations relevant to advertising activities, that supporting documentation provided by our clients is authentic or complete, or that we are able to identify and rectify all non-compliances in a timely manner.

Moreover, civil claims may be filed against us for fraud, defamation, subversion, negligence, copyright or trademark infringement or other violations due to the nature and content of the information for which we provide design, production or agency services. For example, we generally represent and warrant in our contracts with content distribution channels as to the truthfulness of the advertising content that we place on these channels, and agree to indemnify the content distribution channels for any losses resulting from false, fraudulent, misleading or otherwise illegal advertising content that we place on these content distribution channels. On the other hand, not all our marketing campaign contracts contain a back-to-back representation and warranty as to the truthfulness of the advertising content or an indemnity provision where the customers undertake to hold us harmless in case we incur losses arising out of any false, fraudulent, misleading or otherwise illegal advertising content. In the event we are subject to government actions or civil claims in connection with false, fraudulent, misleading or otherwise illegal marketing content for which we provide agency services, our reputation, business and results of operations may be materially and adversely affected.

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Failure to maintain the quality of our digital marketing solutions and services may materially and adversely impact our business and financial condition.

We provide digital marketing solutions and services where we design and produce marketing ideas, content, and materials catering to target audiences. Our growth will partly depend on our ability to leverage our expertise in content production and our suite of solutions provided to offer effective marketing services. However, there is no assurance that we will maintain our social media, creative and strategy team or that the team will maintain the quality of content production and the effectiveness of our solutions at the same level, given that the market demands are changing rapidly and that the loss of any key personnel in the our social media,creative and strategy team could be detrimental to quality of our solutions and service, financial performance, and business prospects. If we fail to provide appealing and creative marketing content in a timely or cost-effective manner, our solutions and services may become less attractive. As a result, our business, financial condition, and results of operations may be adversely affected.

If we fail to maintain the technical competitive edge of our technologies in integrating AI algorithms, machine learning and data analytics, our business may be materially and adversely affected.

We must stay abreast of the constantly evolving industry trends and technical standards, and continue to enhance and improve the functionality of our technologies. In order to remain competitive and to attract and retain customers and media publishers, we must continue to invest significant resources in research and development to enhance our data analytics and AI capabilities. Our success in the future is dependent on our ability to respond to technological advances in the fields including data analytics, data processing, machine learning and algorithms, in a timely and cost-effective manner.

The maintenance and improvement of our technological capabilities through continued refinement of algorithms and analysis of data are subject to a number of factors, many of which are beyond our control, such as changes in user requirements and preferences, emergence of new industry standards and practices, amendment of laws and regulations in relation to access to and processing of data as well as introduction of new technical solutions embodying new technologies. In addition, the availability of AI platforms and open source software and models lowers the barriers to develop data analytics models, and gives developers ability to adapt and shape well-tailored solutions to their particular needs. As a result, we cannot assure you that we will remain successful as our competitors create or adopt technologies similar to ours and develop these technologies to achieve capabilities that are superior to ours. If we are unable to adopt and retain our technological competitive edge in a cost-effective and timely manner, our business, results of operations, financial condition and prospects may be materially and adversely affected.

In addition, as with many developing technologies, AI technologies present risks and challenges that could affect its further development, adoption, and use, and therefore our business. Our application of AI technologies and AI-empowered algorithms may produce biased analysis and discrimination against certain stereotypes, such as racial or cultural background or gender, which may subject us under potential ethical or reputational harm. If our AI-empowered technologies are controversial because of their purported or real impact on human rights, privacy, employment, or other social issues, we may experience ethical or reputational harm or regulatory compliance issues.

If we fail to introduce new solutions or services or improve and enhance the functionality, performance, reliability, design, security and scalability of our existing solutions, services and platforms to keep up with the changing requirements of customers, or new business models of our industries, our business, financial condition and results of operations could be materially and adversely affected.

The industries in which we operate are rapidly evolving and are subject to continuous technological developments and changing demands from our customers. We believe our future success depends in part upon our ability to enhance and to introduce new, competitively priced solutions and services with functionality, performance, reliability, design, security and scalability that meet the evolving requirements of customers and the technological developments, all in a timely and cost-effective manner. If we do not adapt our solutions or services to such changes in an effective and timely manner, we may lose existing customers and our competitive position.

We may experience difficulties that could delay or prevent the development, introduction or implementation of new solutions or services and enhancements. Improvement and enhancement of our solutions or services and platforms, new technological development or new business models may require substantial investments in technologies and product development, IT infrastructure and other aspects of our operations. Our investments may not be successful due to a variety of reasons such as technical hurdles, inaccurate predictions of market demand, a lack of necessary resources or a prolonged product development process. Failure to keep up with the changing requirements of customers, technological development or new business models or market trends of our industries may result in our solutions or services being less attractive to existing or potential customers, which in turn, may materially and adversely affect our business, results of operations and prospects.

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For instance, we developed and launched KOOLER AI SaaS platform in May 2025, an AI-driven KOL management platform to coordinate and optimize clients’ KOL marketing campaign. We also launched our OptAdEasy SaaS platform in July 2025, which we primarily use as an all-in-one advertisement management platform to streamline clients’ advertising efforts, such as advanced visual reports, cross channel advertisement optimization, etc. The utilization of SaaS products and platforms in cross-border digital marketing services and solutions is relatively new in Asia-Pacific, and our current and potential customers may not fully recognize the need for, or the benefits of, our SaaS products and platforms, or may not shift quickly enough to SaaS products and platform offerings, which may hinder our growth potential. We intend to educate our existing and prospective customers about the benefits of our three SaaS platforms, namely the OptAdEasy SaaS platform, KOOLER AI SaaS platform, and Kolsify SaaS platform, and continuously enhance and innovate the features of our SaaS based services. However, we cannot assure you that these solutions or services will gain market acceptance and generate expected returns. Moreover, development and enhancements of our SaaS platforms may contain errors or defects, have interoperability difficulties, or causing delays or difficulties in integrating or customizing of new services. If our SaaS products and platforms fail to develop in a way that satisfies the growing demands of the markets, or develop at a slower pace than our anticipation, it could materially and adversely affect our business and prospects.

We co-developed our SaaS platforms with a local research institution in Hong Kong, and any disruption to the relationships with such independent third party may have material adverse effects on our business.

We cooperate with a local research institution in Hong Kong (“HK Research Institution”) which is an independent third party, to co-develop our SaaS platforms, and the collaboration foreground intellectual properties and collaboration deliverables created are assigned to us by the HK Research Institution under certain conditions. Our SaaS platforms depend on HK Research Institution’s schedule and quality of the collaboration foreground intellectual properties and other collaboration deliverables. See “Business — Research and Development.” If, for any reason, we were to experience any material disruptions in the relationship with the HK Research Institution or discontinue the collaboration with the HK Research Institution, we may not be able to switch to an alternative company within a short period of time or at all. Even if we are able to switch to an alternative company, we may not be able to do so on the same or similar terms. As a result, our business and results of operations could be materially and adversely affected.

In addition, project specifications and acceptance criteria must be reviewed and approved by the Innovation and Technology Commission of the government of Hong Kong (“ITC”) before the commencement of related research and development activities. Any delay in the preparation, submission, or approval of such documentation may postpone the initiation or progress of the development work under the collaboration agreements. As a result, our platform development schedule and the expected launch of platforms may be delayed, which could adversely affect our business and results of operations.

If our SaaS platforms contain serious errors or defects, we may lose our sources of revenue and our customers may lose confidence in our solutions and services. In addition, we may incur significant costs defending or settling claims with our customers as a result of such serious break-down, errors or defects.

SaaS platforms within the industry, such as those we develop, often contain errors, defects, security vulnerabilities or software issues that are difficult to detect and correct, particularly when introduced or when new versions or enhancements are released. Despite internal testing, our SaaS platforms may contain serious errors or defects, security vulnerabilities or software issues which we are unable to successfully correct in a timely manner or at all, which could result in revenue loss, significant expenditures of capital, a delay or loss in market acceptance and damage to our reputation and brand, any of which could have an adverse effect on our business, reputation, financial condition, and results of operations.

Further, our cloud-based system allows us to deploy new versions and enhancements of our SaaS platforms to all of our customers simultaneously. To the extent we deploy new versions or enhancements that contain errors, defects, security vulnerabilities or software issues concurrently to all of our customers, the consequences would be more severe than if such versions or enhancements were only deployed to a smaller number of customers.

Given that many of our customers use our SaaS platforms in processes that are critical to their businesses, any error, defect, security vulnerability, service interruption or software issue in our SaaS platforms could result in losses to our customers. Our customers may seek significant compensation from us for any losses they suffer or cease conducting business with us altogether. Further, our customers may share information about their negative experiences on social media, which could damage our reputation and result in a loss of future sales. We cannot assure you that provisions limiting our exposure to claims, which we typically include in agreements with our customers, would be enforceable, adequate or would otherwise protect us from liabilities or damages with respect to any particular claim. Even if unsuccessful, a claim brought against us by any of our users would likely be time-consuming, costly to defend and may have a material adverse impact on our reputation and brand, making it harder for us to sell our solutions and services.

Failures or disruption in any systems, software or hardware infrastructure supporting our solutions and SaaS platforms could significantly disrupt our operation and cause us to lose customers or partners.

The optimal performance of our solutions and SaaS platforms relies on the continued and uninterrupted performance of our systems, software and hardware infrastructure, and security and integrity of our data. They are vulnerable to damages from a variety of sources, some of which are out of our control, including telecommunications failures, power outages, cyber-attacks, or other malicious human acts and natural disasters. Any steps we take to increase the reliability and redundancy of our systems, software and hardware infrastructure supporting our solutions and SaaS platforms and to improve the security of our data assets may be expensive and may not be successful in preventing system failures or disruption. For example, techniques used to obtain unauthorized access to or sabotage our data or otherwise hack our systems change frequently and generally are not recognized until launched against a target. As a result, we may be unable to anticipate these techniques or to implement adequate preventative measures. Sustained or repeated failures or disruption in our systems, including security breaches, whether actual or perceived, could significantly reduce the attractiveness of our solutions, harm our reputation, result in our liabilities and have a material adverse effect on our business and results of operations.

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In addition, our business may be negatively affected by interruptions or delays in services provided by third-party system or infrastructure providers that we rely upon. We currently lease data centers and utilize related equipment and services from third-party data center providers. All of our data gathering and analytics are conducted on, and the marketing content we deliver are processed through, our servers located in these data centers and their cloud. We also rely on bandwidth providers and internet information service providers to deliver marketing content. While we have disaster recovery arrangements in place, our testing in actual disasters or similar events is limited and any damage to, or failure of, the systems or facilities of our third-party providers, including as a result of any occurrence of a natural disaster, an act of terrorism, vandalism or sabotage, a decision to close any data center or the facilities of any other third-party provider without adequate notice, or other unanticipated problems at these facilities, could adversely impact our ability to deliver our solutions and SaaS platforms to marketers and have a material adverse effect on our business and results of operations.

If we are unable to protect our proprietary information or other intellectual property, our business could be adversely affected.

We rely on a combination of trademark and trade secret laws, and contractual restrictions, including through confidentiality, non-disclosure and assignment of invention assignment agreements with our key employees, consultants and third parties with whom we do business, to establish, maintain and protect our proprietary information and other intellectual property. Policing any misappropriation, unauthorized use or reverse engineering our proprietary information and other intellectual property is difficult and costly and the steps we have taken may be inadequate. For example, contractual restrictions may be breached, and we may not succeed in enforcing our rights or have adequate remedies for any breach of laws or contractual restrictions. In addition, we may not be able to enter into agreements or arrangements with everyone who has access to our proprietary information or contributes to the development of our intellectual property. Moreover, our trade secrets may be disclosed to or otherwise become known or be independently developed by competitors, and in these situations we may have no or limited rights to stop others’ use of our information. Furthermore, to the extent that our employees, consultants or other third parties with whom we do business use intellectual property owned by others in their work for us, disputes may arise as to the rights to such intellectual property. If, for any of the above reasons, our intellectual property is disclosed or misappropriated, it would have an adverse effect on our business, financial condition and results of operations.

Our business may suffer if it is alleged or determined that our technologies or any other aspects of our business infringe on the intellectual property rights of others.

As we continue to expand and as litigation or other similar proceedings become more common in resolving commercial disputes, we face a higher risk of being subject to intellectual property infringement claims. Companies in the internet, technology and media industries are increasingly bringing and becoming subject to suits alleging infringement of proprietary rights. The validity, enforceability and scope of protection of intellectual property rights in internet-related industries are uncertain and evolving. In particular, our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented, declared generic or determined to be infringing on other marks. At times, third parties may adopt trade names or trademarks similar to those of ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered or unregistered trademarks that are similar to our registered or unregistered trademarks or trade names. If a third party has been using in commerce any mark that is confusingly similar to our trade names or trademarks, or has registered any such marks, prior to our use or registration of our trade names or trademarks, such third party could potentially bring infringement claims against us depending on the territory of the use or registration. Any such claim would require us to incur significant costs to defend, and if we are unsuccessful, we may be subject to an injunction and/or required to pay significant damages or spend significant time and resources to rebrand any relevant products or services.

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We have never received in the past, and do not expect to receive in the future, notices that claim we have infringed, misappropriated or misused other parties’ trademark and other intellectual property rights. Any litigation or other proceedings on intellectual property rights could be costly, time-consuming, divert management resources, and may impede our ability to use existing or develop new technologies or expand into new markets, any of which could have a material adverse effect upon our business and results of operations.

If sources from which we obtain information limit our access to such information or charge fees for accessing such information, or our information obtaining practices are regarded as unlawful, our business could be materially and adversely harmed.

Our solutions and services require certain data that we obtain from sources such as websites and social media sites, some of which are not in direct contractual privity with us. Our access to much of the data we aggregate, reconcile and offer as part of our solutions is facilitated through and reliant upon providers of such data with which we often do not have direct contractual relationships. If the sources from which we obtain information that is important to our solutions and services limit or restrict our ability to access or use such information, we may be unable to obtain similar data from other sources on commercially reasonable terms or at all, or we may be required to attempt to obtain such information by other means that could be more costly and time-consuming, and less effective or efficient.

In the past, a limited number of third parties have either blocked our access to their websites or requested that we cease employing data scraping of their websites to gather information, and we could receive similar, additional requests in the future. Any such limitation or restriction may also preclude us from providing our solutions and services on a timely basis, if at all. In addition, if in the future one or more third parties challenge our right to access information from these or other sources, we may be required to negotiate with such sources for access to their information, which may be more costly, or to discontinue certain of our solutions and services entirely. The legal environment surrounding data scraping and similar means of obtaining access to information contained on third-party websites is evolving, and one or more third parties could assert claims against us seeking damages or to prevent us from accessing information from third-party websites in that manner. In the event sources from which we obtain information begin to charge us fees for accessing such information, or block our access to this information entirely, or in the event that our data scrapping activities are considered unlawful and we are required to pay damage to data sources or fines, our gross margins and other financial results could suffer and our business could be materially and adversely harmed.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. In connection with the audits of our consolidated financial statements included in this prospectus, we identified material weaknesses in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

Two material weaknesses have been identified. One of the identified material weaknesses is related to lack of well-established procedures to identify, approve and report related party transactions. Another identified material weakness is related to lack of sufficient financial reporting and accounting personnel to formalize, design, implement and operate key controls over financial reporting process in order to report financial information in accordance with U.S. GAAP and SEC reporting requirements.

Following the identification of the material weaknesses and other deficiencies, we plan to take measures to remediate these control deficiencies, including but not limited to implement formal policies and internal controls for the systematic identification, approval, and disclosure of such transactions, overseen by the audit committee while will recruit additional qualified accounting and reporting staff with expertise in U.S. GAAP and SEC requirements, engaging external consultants to assist in formally designing, implementing, and operating key controls over the financial reporting process. Management, under the supervision of the board of directors, is responsible for executing this plan, with the ultimate objective of establishing and maintaining effective internal control over financial reporting. However, the implementation of these measures may not fully address the material weaknesses and other deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remediated. Our failure to correct the material weaknesses and other deficiencies or our failure to discover and address any other deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

We will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) as well as rules and regulations of Nasdaq Stock Exchange after the completion of this offering. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. We are required by Section 404 of the Sarbanes-Oxley Act to perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 20-F beginning with our annual report in our second annual report after becoming a public company. Prior to this offering, we were never required to test our internal controls within a specified period, and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner.

Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse report if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to produce timely and accurate financial statements and may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If that were to happen, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which could lead to a decline in the market price of our ordinary shares and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. We may also be required to restate our financial statements for prior periods.

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Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon completion of this offering, we will become subject to certain reporting requirements of the Exchange Act. Our disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by us in reports we file or submit in accordance with U.S. securities laws is accumulated and communicated to management, recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements or insufficient disclosures due to error or fraud may occur and not be detected.

Our inability to use software licensed from third parties, including open source codes could negatively affect our ability to sell our solutions and subject us to possible litigation.

Our technology platform incorporates software licensed from third parties, including open source software, which we use without charge. Although we monitor our use of open source software, the terms of many open source licenses to which we are subject have not been interpreted by courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide our solution to our clients. In addition, the terms of open source software licenses may require us to provide software that we develop using such software to others on unfavorable license terms. For example, certain open source licenses may require us to offer the components of our platform that incorporate the open source software for free, to make available source code for modifications or derivative works we create based upon, incorporating or using the open source software, and to license such modifications or derivative works under the terms of the particular open source license.

In the future, we could be required to seek licenses from third parties in order to continue offering our solution, in which case licenses may not be available on terms that are acceptable to us, or at all. Alternatively, we may need to re-engineer our solutions or discontinue use of portions of the functionality provided by our solutions. Our inability to use third-party software could result in disruptions to our business, or delays in the development of future offerings or enhancements of our existing platform, which could materially and adversely affect our business and results of operations.

If we fail to detect fraud or serve customers’ marketing content on undesirable websites, our reputation will suffer, which would harm our brand and negatively impact our business and results of operations.

Our business depends in part on providing marketers with solutions that they can trust, and we have contractual commitments to take reasonable measures to prevent marketers’ marketing content from appearing on undesirable websites. We use proprietary technologies and third-party services to detect click fraud and block inventory on websites with inappropriate content. However, technologies utilized by bad actors are constantly evolving. Preventing and combating fraud and inappropriate content requires constant vigilance and investment of time and resources. We may not always be successful in our efforts to do so. If we serve marketing content on websites that are objectionable to marketers, or inadvertently purchase content distribution opportunities for marketers that prove to be unacceptable for their marketing campaigns, such as fraudulent bot generated impressions, we may lose business and incur damages to our brand and reputation. In addition, we may be exposed to liabilities or the need to provide credits or refunds to our clients, and our business and results of operations may be harmed.

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Limitations on advertising for certain industries in some countries or regions could impair our ability to effectively distribute advertising, provide our solutions and services, and subject us to possible litigation and other disputes, which would harm our business and results of operations.

We could face fines, orders restricting or blocking our solutions or services in particular geographies, or other government-imposed sanctions as a result of advertising for certain industries. For example, some countries in Asia-Pacific are considering, or have implemented, legislation imposing penalties, including fines, service throttling, access blocking, or advertising bans, for failure to remove certain types of, or all of, the advertising content for certain industries or to follow certain processes in advertising. Other governments may seek to restrict access to or block our advertisement for certain industries, prohibit or block the hosting of certain industry content available through our services, or impose other restrictions that may affect the accessibility or usability of our services or solutions in that country for a period of time or even indefinitely. It can be challenging to manage the requirements of multiple jurisdictions governing the type and nature of industries being able to be advertised. Even though we have local experts who are familiar with local laws and regulations, our local experts may not know all related local laws and regulations. Additionally, regulatory or legislative actions affecting the manner in which we provide digital marketing solutions and SaaS platforms to our customers or obtain consent for various practices could require services or solutions changes in the customers’ interface that could adversely affect clients’ engagement. If prohibitions or restrictions are imposed on our services or solutions, or if our competitors are able to successfully penetrate new geographic markets or capture a greater share of existing geographic markets that we cannot access or where we face other restrictions, our customer growth, retention and engagement may be adversely affected, and our business, revenue and financial results could be harmed.

Any negative publicity with respect to us, the digital marketing industry in general or our partners may materially and adversely affect our reputation, business and results of operations.

Complaints, litigation, regulatory actions or other negative publicity that arise about the digital marketing industry in general or our company in particular, including on the quality, effectiveness and reliability of digital marketing solutions and our SaaS platforms, privacy and security practices, and digital marketing content, even if inaccurate, could adversely affect our reputation and customer confidence in, and the use of, our solutions. Harm to our reputation and customer confidence can also arise for many other reasons, including employee misconduct, misconduct of our data and content distribution channel partners, data center providers or other counterparties, failure by these persons or entities to meet minimum quality standards or otherwise fulfill their contractual obligations or to comply with applicable laws and regulations. Additionally, negative publicity with respect to our data or content distribution channel partners could also affect our business and results of operation to the extent that we rely on these partners or if marketers or marketing agencies associate our company with such partners.

If we are unable to conduct marketing activities in a cost-effective manner, our results of operations and financial condition may be materially and adversely affected.

We utilize a broad mix of marketing programs to promote our solutions and services and our SaaS platforms, including online advertising and other types of advertising activities. There is no assurance that these marketing programs will always be well received or result in the anticipated levels of sales, or that these programs will always be implemented in a cost-effective manner, or that these programs will always keep pace with industry developments and consumer preferences, or that we will be able to recruit or retain experienced marketing employees. Failure to implement the existing marketing programs in a cost-effective manner or to introduce new branding approaches to adapt to the evolving trends could reduce our market share and cause our revenue to decline.

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Misconduct, errors and failure to function by our employees could harm our business and reputation.

We are exposed to many types of operational risks, including the risk of misconduct and errors by our employees. Our business depends on our employees to process a large number of marketing campaigns orders, which involve the use of audience data and marketers’ business information. We could be materially adversely affected if such data or information was disclosed to unintended recipients or if we experience an operational breakdown or failure in the processing of a marketing campaign whether as a result of human error, a purposeful sabotage or a fraudulent manipulation of our operations or systems. We could also be materially adversely affected if our employees absconded with our proprietary data or used our know-how to compete with us. Although employees have left our company in the past and may have violated the non-compete and non-solicitation clauses in their employment agreements with little impact on our business, future violations of these clauses could have a material adverse effect on our business. Any of these occurrences could result in our diminished ability to operate our business, potential liability to our customers, inability to attract future customers, reputational damage, regulatory intervention and financial harm, which could negatively impact our business and results of operations.

We may not be able to obtain additional capital when desired, on favorable terms or at all.

We intend to continue to make investments to support our business growth and may require additional funds, beyond those generated by this offering, to respond to business challenges, including to better support and serve our customers and provide better terms for our customers to capture more market share, develop new features or enhance our solutions and SaaS platform, improve our operating and technology infrastructure or acquire complementary businesses and technologies. Accordingly, we may need to engage in public or private equity, equity-linked or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A ordinary shares. Any debt financing that we secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, including the ability to pay dividends. This may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and respond to business challenges could be significantly impaired, and our business and prospects could be adversely affected.

If we do not retain our key personnel, including our founders, and key employees, or attract additional technology and sales talents, we may not be able to sustain our growth or achieve our business objectives.

Our future success is substantially dependent on the continued service of our senior management team, including our founders, Daniel Chan, our chief executive officer, Christine Chong, our chief operating officer, and Michael Chan, our chief technical officer, and other key employees. Our management team is currently spread across multiple physical locations and geographies, which can strain the organization and make coordinated management more challenging. Our future success also depends on our ability to continue to attract, retain and motivate highly skilled employees, particularly employees with technical skills that enable us to deliver effective marketing solutions, and sales and marketing, and publisher development and support personnel with experience in digital marketing. Competition for these employees in our industry is intense. As a result, we may be unable to attract or retain these management, technical, sales and marketing and publisher development and support personnel who are critical to our success, resulting in harm to our key marketer and publisher relationships, loss of key information, expertise or proprietary knowledge and unanticipated recruitment and training costs. The loss of the services of our senior management or other key employees could make it more difficult to successfully operate our business and pursue our business goals.

We may face increased labor costs, inability to retain suitable employees, or unfavorable labor relations.

We devote significant resources to recruiting and training employees. Our ability to manage and control labor costs is subject to numerous external factors beyond our control, including market pressures with respect to prevailing wage rates, unemployment levels, health and insurance expenses, as well as the impact of wage and employee benefits legislation and regulations. Any changes in these external factors could significantly increase labor costs, which would reduce our net income and cash flows.

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We aim to motivate and retain qualified employees. If the employees are unsatisfied with what we offer, such as remuneration packages or working environment, we may not be able to retain qualified employees or replace them with personnel of appropriate skill sets and personal attributes at comparable costs, and thus we may need to expend additional resources to retain or replace suitable employees.

As of the date of this prospectus, we have not been subject to any employment-related claims. However, from time to time, we may be subject to various employment-related claims, such as individual actions or government enforcement actions relating to wage-hour, labor standards, or healthcare and benefits issues. Such actions, if brought against us and are successful in whole or in part, may materially and adversely affect our financial condition and results of operations.

Past and future acquisitions, strategic investments, partnership or alliance could be difficult to integrate, divert the attention of key management personnel, disrupt our business, dilute shareholder value and adversely affect our results of operations and financial condition.

Future acquisitions, strategic investments, partnerships or alliances could be difficult to integrate, divert the attention of key management personnel, disrupt our business, dilute shareholder value and adversely affect our business and results of operations. We have limited experience in acquiring and integrating businesses, products and technologies. If we identify an appropriate acquisition candidate, we may not be successful in negotiating the terms and/or financing of the acquisition, and our due diligence may fail to identify all of the problems, liabilities or other shortcomings or challenges of an acquired business, product or technology, including issues related to intellectual property, product quality or architecture, regulatory compliance practices, revenue recognition or other accounting practices or employee or client issues. Any acquisition or investment may require us to use significant amounts of cash, issue potentially dilutive equity securities or incur debt. In addition, acquisitions involve numerous risks, any of which could harm our business, including:

●	difficulties in integrating the operations, technologies, solutions, services and personnel of acquired businesses, especially if those businesses operate outside of our core competency;

●	cultural challenges associated with integrating employees from the acquired company into our organization;

●	reputation and perception risks associated with the acquired product or technology by the general public;

●	ineffectiveness or incompatibility of acquired technologies or solutions;

●	potential loss of key employees of acquired businesses;

●	inability to maintain the key business relationships and the reputations of acquired businesses;

●	diversion of management’s attention from other business concerns;

●	litigation for activities of the acquired company, including claims from terminated employees, clients, former shareholders or other third parties;

●	failure to identify all of the problems, liabilities or other shortcomings or challenges of an acquired company, technology, or solution, including issues related to intellectual property, solution quality or architecture, regulatory compliance practices, revenue recognition or other accounting practices or employee or client issues;

●	in the case of foreign acquisitions, the need to integrate operations across different cultures and languages and to address the particular economic, currency, political and regulatory risks associated with specific countries;

●	costs necessary to establish and maintain effective internal controls for acquired businesses;

●	failure to successfully further develop the acquired technology in order to recoup our investment; and

●	increased fixed costs.

If we are unable to successfully fully integrate any future business, solution or technology we acquire, our business, financial conditions and results of operations may suffer.

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We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide solutions and services. Our business could also be adversely affected by the effects of Ebola virus disease, Zika virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, or other epidemics. Our business operations could be disrupted if any of our employees is suspected of having Ebola virus disease, Zika virus disease, H1N1 flu, H7N9 flu, avian flu, SARS or other epidemic, since it could require our employees to be quarantined and/or our offices to be disinfected.

Most of our system hardware and back-up systems are hosted in leased facilities in Hong Kong, Taiwan, and other offices, and most of our directors, senior management and employees are based in Hong Kong and Taiwan. Therefore, if any of the above-mentioned natural disasters, health epidemics or other outbreaks were to occur in these regions, our operations may experience material disruptions, such as temporary closure of our offices and suspension of services, which may materially and adversely affect our business and results of operations.

We may not maintain adequate or sufficient insurance, which could expose us to significant costs and business disruption.

We maintain certain insurance policies in accordance with local government requirements in the regions where we operate to safeguard against risks and unexpected events. We do not currently maintain business liability insurance, business interruption insurance or key-man insurance. See “Business — Insurance.” However, there can be no assurance that such insurance coverage will always be available or will always be sufficient to cover any damages resulting from any kind of claims. In addition, there are certain types of risks that may not be covered by our insurance policies, such as war or force majeure events. In addition, there can be no assurance that when the current insurance policies expire, we will be able to renew them on favorable terms and with sufficient coverage. Claims that are not covered by the policies or a failure to renew the insurance policies may materially and adversely affect our business, financial condition, and results of operations.

Our business may be subject to chargebacks and other losses for various reasons. These chargebacks and other losses may harm our results of operations.

We may experience claims from customers that we have not performed our obligations or that events did not match our descriptions in the promotional materials. We are committed to providing services that satisfy customers’ requirements and we did not experience any returns, refund and other similar obligations for the fiscal years ended March 31, 2025 and 2024. See our consolidated financial statements for the fiscal years ended March 31, 2025 and 2024 included elsewhere in this prospectus. However, if we become subject to chargebacks and other losses, it could harm our business, and our results of operations and financial condition.

Our customers, suppliers and other business partners may be subject to extensive government regulations.

Our customers, suppliers and other business partners may be subject to extensive government regulations and may be required to obtain and maintain a number of statutory and regulatory licenses, permits, certificates and approvals. While we have not encountered any incident in the past involving non-compliance by any of our major customers, suppliers and business partners as of the date of this prospectus, we cannot assure you that all of such customers, suppliers and business partners would have obtained or renewed the relevant permits, certificates and approvals prior to entering into any transaction with us. If any of our major customers, suppliers and business partners do not receive such permits, certificates and approvals or are unable to renew such permits, certificates and approvals in a timely manner, our operations may be adversely affected. Further, the relevant authorities may initiate penal action against them, limit or suspend their operations, impose fines or penalties, or initiate legal proceedings for their inability to renew or obtain permits, certificates and approvals in a timely manner or at all, which will consequently have an adverse impact on our financial condition, results of operations, cash flows and prospects.

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Uncertain economic or social conditions may adversely impact our business.

Our business could be negatively impacted by reduced demand for our solutions and services and our SaaS platforms related to one or more significant local, regional, or global economic or social disruptions. These disruptions may include: a slow-down, recession or inflationary pressures in the general economy; reduced market growth rates; tighter credit markets for our suppliers, vendors, or customers; a significant shift in government policies; significant social unrest; or the deterioration of economic relations between countries or regions. Additionally, these and other economic conditions may cause our suppliers, distributors, contractors or other third-party partners to suffer financial or operational difficulties that they cannot overcome, resulting in their inability to provide us with the needed materials and services, in which case our results of operations could be adversely affected.

Fluctuations in interest rates could negatively affect our reported results of operations.

Our financial performance could be negatively impacted by the fluctuations in interest rates. Elevated interest rates may result in increased borrowing costs, potentially diminishing our profitability. While we strive to maintain competitive pricing for our services, an increase in interest rates may necessitate price adjustments. However, the competitive landscape within our industry may limit our ability to pass on these increased costs to customers. Interest rates have historically shown fluctuations. There is no guarantee that we will be able to fully mitigate the potential adverse effects of interest rate fluctuations. As a result, our financial condition and results of operations could also be materially and adversely affected.

We are subject to credit risks associated with accounts receivable, and if we are unable to collect accounts receivable from our customers, our results of operations and cash flows could be materially adversely affected.

As of March 31, 2025 and 2024, we had accounts receivable of US$3.1 million and US$2.3 million, respectively. One customer accounted for 11.9% of our total accounts receivable for the fiscal year ended March 31, 2025, and no other customers accounted for more than 10% of our accounts receivable as of March 31, 2025. No customer accounted for more than 10% of our accounts receivable for the fiscal year ended March 31, 2024. Due to uncertainty of the timing of collection, we maintain an allowance for doubtful accounts which reflects our best estimate of amounts that potentially will not be collected. We determine the allowance for doubtful accounts taking into consideration various factors, including but not limited to, historical collection experience, credit-worthiness of the debtors and the age of the receivables balance. We establish a provision for doubtful receivables when there is objective evidence that we may not be able to collect amounts due. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of operations and comprehensive income. See our audited consolidated financial statements for the fiscal years ended March 31, 2025 and 2024 included elsewhere in this prospectus.

Although we manage credit risk related to our customers by performing periodic evaluations of credit worthiness and applying other credit risk monitoring procedures, if there is an occurrence of circumstances that affect our customers’ ability to pay us such as deteriorating conditions in, bankruptcies, or financial difficulties of a customer or within their industries generally, our operating cash flow will be under significant pressure, and we could experience payment delays or default in payment to our suppliers or other creditors, which may result in material and adverse impact on our business, financial condition and results of operations.

We have historically relied on the leased properties granted by our principal shareholders, and there is no assurance that we will be able to renew the leases or find suitable alternative premises upon the expiration of the relevant lease terms.

We have leased space for corporate headquarters and offices granted by our principal shareholders. Although we have maintained good relationships with our principal shareholders, there is no assurance that we will be able to renew such leases on commercially reasonable terms, or at all. In the event that we are unable to renew the current leases, we will be forced to relocate and may not be able to find suitable alternative premises. Even if we are able to find desirable alternative locations, we may incur extraordinary relocation costs, hefty rental payments and significant managerial expenses. If any of these events occurs, our financial condition, operating results, and prospects may be materially and adversely affected.

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In addition, we have leased office space in the PRC. The relevant PRC laws and regulations stipulate that a written lease contract shall be registered with the Department of Housing Administration for the record. In the case of a failure to comply with the registration requirement above, a fine may be imposed on the lessor and the lessee by the governmental authorities. As of the date of this prospectus, our PRC subsidiaries do not have any lease agreements that have not been registered with the PRC governmental authorities as required by the PRC laws and regulations. There is no guarantee that our PRC subsidiaries will comply with registration requirement in the future. Although the failure to do so does not in itself invalidate the leases, our PRC subsidiaries may be ordered by the PRC government authorities to rectify such noncompliance and, if such noncompliance is not rectified within a given period of time, our PRC subsidiaries may be subject to fines imposed by PRC government authorities ranging from RMB1,000 to RMB10,000 for each lease agreement that has not been registered with the relevant PRC governmental authorities.

Fluctuation in the exchange rate between the US dollars and foreign currencies may have an adverse effect on our business.

Some of our customers are located in jurisdictions that use currencies other than US dollar, and our services are delivered using foreign currencies, such as Singapore dollar and MOP dollar. The MOP dollar is pegged to the Hong Kong dollar, which is pegged to the US dollar. The values of foreign currencies such as the Singapore dollar may fluctuate against the U.S. dollars. As a result, we are exposed to risks from the foreign exchange rate fluctuations. Exchange rates between some of these currencies and the US dollar in recent years have fluctuated significantly and may do so in the future, thereby impacting our results of operations and cash flows in US dollar terms. As of the date of this prospectus, we do not hedge our exposure to foreign exchange fluctuations through derivatives or any other means. Any adverse movement in currency exchange rates may result in an increase in our costs, which could have an adverse effect on our financial condition, results of operations, cash flows and prospects.

We may be involved in legal and other disputes and claims arising out of our operations.

As of the date of this prospectus, we are not a party to any material lawsuits, and we are not aware of any threats of lawsuits against us that are anticipated to have significant effects on our financial condition or profitability. See “Business — Legal Proceedings.” We may, from time to time, be involved in disputes with and be subject to claims by customers or other parties. There can be no assurance that when legal actions arise in the ordinary course of our business, any of the legal actions will be resolved in our favor. We are subject to uncertainties as to the outcome of such legal proceedings and our business operations may be disrupted. Legal or other proceedings involving us may, among others, result in us incurring significant costs, divert management’s attention and other resources, negatively affect our operations, cause negative publicity against us, or damage our reputation, regardless of whether we are successful in defending such claims or proceedings. As a result, our financial condition and results of operations may be materially and adversely affected.

We plan to expand our provision of solutions and services in Asia-Pacific, Middle East and other new markets where we may have limited or no experience, and this may subject us to increased business and economic risks that could affect our financial results.

As part of our business strategy for cross-border digital marketing solutions and SaaS platforms to expand our global coverage of customer base, we may need to establish local team or office or cooperate with local business partners in overseas jurisdictions, especially in Asia-Pacific and Middle East. We may enter into new international markets where we have limited or no experience. If we fail to deploy, manage, or oversee our operations successfully, our business may suffer. In addition, we are subject to a variety of risks inherent in doing business internationally, including:

●	political, social, or economic instability;

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●	foreign exchange controls and tax and other regulations and orders that might limit our ability to move cash freely, and impede our ability to invest such cash efficiently;

●	risks related to legal, regulatory, and other government scrutiny applicable to us with our provision of solutions and services and operations in foreign jurisdictions, including with respect to data privacy, tax, law enforcement, content censorship, trade compliance, intellectual property, and terrestrial infrastructure matters;

●	potential damage to our brand and reputation due to compliance with local laws, including potential censorship or requirements to provide user information to local authorities;

●	fluctuations in currency exchange rates and compliance with currency controls;

●	higher levels of credit risk and payment fraud;

●	enhanced difficulties of integrating any foreign acquisitions;

●	difficulties in staffing, managing, and overseeing global operations and the increased travel, infrastructure, and legal compliance costs associated with multiple international locations;

●	difficulties in gaining an in-depth understanding of local markets and cultures;

●	risks related to our ability to establish cooperation relationships with international partners, including local financial institutions who provide us with support for international settlement and credit facilities; and

●	compliance with statutory equity requirements and management of tax consequences.

If we are unable to manage the complexity of our international operations and expand our global reach successfully, our financial results could be adversely affected.

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Misappropriation or misuse of privacy information could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or a decline in customers and media publishers, or otherwise harm our business and reputation.

We face risks inherent in handling and protecting data involved in conducting our cross-border digital marketing solutions and SaaS platforms businesses, including: (i) protecting data received by and analyzed on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees; (ii) addressing data privacy, security and other concerns; and (iii) complying with applicable laws, rules and regulations relating to any collection, use, disclosure or security of personal information, including any requests from regulatory and government authorities relating to such data. In particular, we may not be able to prevent third parties, such as hackers or other individuals or entities engaging in similar activities, from illegally obtaining any confidential or private information from us. Such individuals or entities obtaining data from us may further engage in various other illegal activities using such information. Such information may also be improperly accessed, tampered with or distributed by our employees due to non-compliance with our internal control policy. In addition, we have limited control or influence over the security policies or measures adopted by third-party providers such as online payment services through which some of our marketers may elect to make payment for our services. For the fiscal years ended March 31, 2025 and 2024, we had not received any claims related to breach of confidential information nor suffered any material adverse impact arisen therefrom. However, we cannot assure you that in the future, we will not be required to allot significant resources and incur material expenses regarding such claims. Any negative publicity on the safety or privacy protection mechanisms and policies of our services and platforms, and any claims asserted against us or fines imposed upon us as a result of actual or perceived failures, could have a material and adverse effect on our public image, reputation, financial condition and results of operations.

Significant capital and other resources may be required to protect against information security breaches or to alleviate problems caused by such breaches or to comply with our privacy policies or privacy-related legal obligations. The resources required may increase over time as the methods used by hackers and others engaged in online criminal activities are increasingly sophisticated and constantly evolving. Although we endeavor to observe security measures throughout our operations and limit access to such information, we cannot assure you that we will be able to prevent unauthorized individuals from gaining access to such data. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of user data, could cause harm to our reputation and trust with business partners, and may even expose us to legal claims, which may in turn materially and adversely affect our reputation, business, financial condition and results of operations.

Seasonal fluctuations in our industry could have impact on our revenue, cash flow and operating results.

For cross-border digital marketing industry, the fourth quarter of the year is typically a peak season for marketers from the e-commerce industry which customarily allocate a significant portion of their marketing budgets around the holiday seasons (such as Christmas and New Year) and on special promotional occasions (such as Black Fridays) when increased consumer spending is expected. See “Business – Seasonality.” Our annual results of operations may not be predicted based on a quarter-to-quarter comparison of our results of operations. As we have established a marketer base which comprises marketers from different industries and as we actively approach our marketers with marketing proposals throughout the year, our historical revenue growth had generally masked the impact of seasonality with respect to marketers from different industries and we believe that we did not experience material fluctuations in our operations due to seasonality for the fiscal years ended March 31, 2025 and 2024. However, if our growth rate declines or seasonal spending becomes more pronounced from certain marketer industries than the others, seasonality could have an adverse impact on our revenue, cash flow and operating results from period to period.

If we fail to comply with legal or regulatory requirements or obtain the requisite approvals, licenses or permits applicable to our business, it may have a material adverse effect on our business and results of operations.

The laws and regulations on the internet-related businesses, and the licensing and permit requirements pertaining to, companies engaged in connection with such online businesses and industries, are relatively new and evolving. The interpretation and enforcement of these laws and regulations also involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what may be deemed to be in violation of applicable laws and regulations. There can be no assurance that we have obtained all the permits or licenses required for conducting our business in the jurisdictions where we operate or will be able to maintain our existing licenses or obtain new ones in the future.

If any government authority considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by such government authority may have a material adverse effect on our business and results of operations.

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Our variety of accepted payment methods subjects us to third-party payment processing-related risks.

We accept payments using a variety of methods, including online payments with credit cards, payment through third-party online payment platforms such as PayPal and AsiaPay. As the date of this prospectus, we have not received any payments through third-party online payment platforms. We generally engage payment gateway companies to process transactions between us and counterparties. Our business may be disrupted if the payment gateway companies become unwilling or unable to provide these services to us. For certain payment methods, including credit, we pay interchange and other fees, which may increase over time and raise our operating costs and lower our profitability. We may also be subject to fraud and other illegal activities in connection with the various payment methods we offer, including online payment options. We are also subject to various rules, regulations and requirements, regulatory or otherwise, governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments, process electronic funds transfers or facilitate other types of online payments, and our business, financial condition and results of operations could be materially and adversely affected.

We accept USDC and USDT as a form of payment, which creates substantial risks.

When entering into either digital marketing agreement or the SaaS contract with us, customers have the option to submit the payment electronically in Hong Kong dollars through a variety of methods, or alternatively customers may choose to pay using crypto assets via our designated payment platform. On designated payment platform’s payment portal, our customers may submit payment using USDC, USDT and etc. The total price of an order in any cryptocurrency will be calculated automatically by such payment platform based on real-time exchange rate information between USDC or USDT and the chosen cryptocurrency. Our customers are responsible for any transfer costs associated with transferring crypto assets as payment. Once the customer transfers the stablecoin to our corporate account in designated payment platform, we can sell the USDT or USDC in such platform with a service fee of 0.15%-0.25% (which is subject to the platform policy) into USD or HKD, and then we may remit the fiat currency to our bank account. The payment platform stores the crypto assets received as payment for our services and solutions in their own wallets. As the date of this prospectus, we have not received any payments from our customers using USDC, USDT or any other crypto assets.

This practice could expose us to substantial risks. Even though USDC and USDT are regarded by industry participants as “stable coins,” there is no guarantee that USDC or USDT will not break its U.S. dollar peg, which could lead to us receiving less value than expected for services and solutions sold. Additionally, the regulatory environment surrounding cryptocurrencies is still evolving in many jurisdictions. We may face uncertainty regarding legal and regulatory compliance, which could lead to potential fines, legal expenses, or operational disruptions. Furthermore, transactions involving cryptocurrencies are irreversible, pseudonymous, and subject to cyber-attacks and fraud. We must implement robust security measures and continuously upgrade them to protect our crypto assets and customer information from theft and cyber-attacks. Also, the perception of accepting cryptocurrencies can vary among different stakeholders, including our customers, investors, and business partners. Any negative publicity or concerns about security and volatility from us accepting USDC or USDT as a form of payment could affect our reputation.

The redemption risk and regulatory risk associated with stablecoins may adversely affect our business and financial position.

Stablecoins are digital assets designed to minimize price volatility. A stablecoin is designed to track the price of an underlying asset such as fiat money or commodity. Although as the date of this prospectus, we do not hold any stablecoins, we support and may use certain stablecoins in our businesses. Stablecoins have a unique risk associated with redemption of the token for the underlying asset. While the underlying assets are often invested into perceived “safe” investments such as U.S. treasuries, the composition of backing assets may vary considerably across popular stablecoins, with some stablecoins backed entirely by off-chain assets including cash or short-term, highly liquid assets, and others backed by assets significantly less liquid than cash or cash equivalents. For example, Circle, which issues USDC, reports that it holds cash and short-term cash equivalents to back its USDC stablecoins, and Paxos, which issues PYUSD, reports that its reserves are held 100% in U.S. dollar deposits, U.S. treasuries and cash equivalents. The reserves of Tether, which issues USDT, have at various times included a wider variety of assets, and Tether reserves the right to redeem USDT by making in-kind redemptions of any assets held in its reserves. There is a risk that any of these stablecoin asset reports are inaccurate, which may mean that there are not enough assets supporting a full redemption of the outstanding stablecoins, and a risk that even if there are enough assets backing such stablecoin to enable a full redemption, the assets may not be redeemable at the 1:1 redemption ratio (i.e., US$1 for 1 stablecoin) if an issue occurs with the underlying asset or that an issuer may be unable to liquidate enough backing assets if it were to face mass redemptions of its stablecoin, which could cause the price of the stablecoin to deviate from the price of the underlying fiat currency or other asset with which the stablecoin is designed to align in price. In addition, in extreme cases, such as a request to immediately redeem all or substantially all of a particular stablecoin in circulation, even stablecoins backed by reserves comprised primarily of cash and cash equivalents may be subject to instability or an inability of the stablecoin issuer to meet all redemption requests, as the market for short-dated U.S. government obligations might not be sufficiently price stable. Market participants have increasingly shown concern about the actual underlying liquidity and reserves for dollar stablecoins such as USDT and USDC. For example, according to reports, Circle had more than $3 billion of its USDC reserve funds on deposit at Silicon Valley Bank, which became temporarily inaccessible when the bank was placed into FDIC receivership in March 2023. Although these funds were ultimately made available, concerns related to Circle’s access to these funds caused USDC to temporarily fall below its $1.00 peg, and the total market capitalization of USDC decreased following this temporary depegging. If a stablecoin issuer were to fail to honor its redemption obligations, this could undermine public confidence in stablecoins and in digital assets more broadly, which could have a widespread impact on the digital assets economy, causing the prices of other stablecoins and digital assets to become more volatile.

The GENIUS Act, which establishes a federal regulatory framework for stablecoins, was signed into law on July 18, 2025. While we believe we are positioned to benefit from increased regulatory clarity, we cannot predict the ultimate impact of such legislation and the regulatory treatment of fiat-backed stablecoins across other jurisdictions remains uncertain. The resale of such stablecoins may implicate a variety of banking, deposit, money transmission, prepaid access and stored value, anti-money laundering, commodities, securities, sanctions, and other laws and regulations in the various jurisdictions relevant to our business. The risks associated with stablecoins may adversely affect interest in and demand for the products and services we seek to offer, and subject us to additional regulatory uncertainties, which may result in enforcement actions, litigation, significant costs being incurred, fines, and other penalties, as well as adversely affect our business, financial condition, results of operations and share price.

We are subject to anti-bribery, anti-corruption and similar laws and non-compliance with such laws can subject us to criminal penalties or significant fines and harm our business and reputation.

We are subject to anti-bribery, anti-corruption and anti-money laundering laws in jurisdictions in which we conduct business activities. Anti-bribery and anti-corruption laws have been enforced with great rigor in recent years and are interpreted broadly and prohibit companies and their employees and their agents from making or offering improper payments or other benefits to government officials and others in the private sector. Non-compliance with these laws could subject us to investigations, sanctions, settlements, prosecution, and disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and/or debarment from contracting with specified persons, reputational harm, negative publicity and other collateral consequences. Any investigations, actions and/or sanctions could have a material negative impact on our business, results of operations and financial condition.

Moreover, we are required to comply with applicable anti-money laundering, anti-terrorism laws and regulations or sanction laws. These laws and regulations require us to establish sound internal control policies and procedures with respect to anti-money laundering monitoring, reporting and other obligations. In the event that we fail to fully comply with applicable laws and regulations, the relevant government agencies may impose fines or other penalties on us. There can be no assurance that there will not be failures in detecting money laundering or other illegal or improper activities which may adversely affect our reputation, financial condition and results of operations.

A severe or prolonged downturn in the domestic or global economy or the unpredictability of international relations could materially and adversely affect our business, results of operations and financial condition.

Our business is subject to the domestic, regional and global economic conditions. The global macroeconomic environment is facing challenges. For example, there have been concerns over unrest, military actions and terrorist threats in the Middle East, Europe and Africa, which have resulted in market volatility. There have been concerns on the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. There have also been concerns on the trade war initiated by the United States against China and other countries. Rising political tensions could reduce levels of trades, investments, technological exchanges and other economic activities amongst the major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. There is also potential risk that the new national security legislation could trigger sanctions or other forms of penalties by foreign governments, which may adversely affect the financial market and economic condition of Hong Kong, and in turn may adversely affect our operations in Hong Kong. Economic conditions in markets where we operate are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate. Any severe or prolonged slowdown in the global or the markets where we operate may materially and adversely affect our business, results of operations and financial condition. A severe or prolonged downturn in the domestic or global economy could materially and adversely affect our business and financial condition.

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Our business, growth and prospects are significantly affected by the growth of media platforms and use of SaaS platforms and precision marketing services in Asia-Pacific.

Although SaaS platforms have been well-developed globally in recent years, SaaS platforms remain less common and less mature in terms of development in Asia-Pacific compared with the United States. As a result, the transition to SaaS platforms in Asia-Pacific may be slower among users with concerns over SaaS platforms or demands for highly customizable application software. Whether our customers accept our SaaS platforms depends, to a large extent, on their level of awareness of our SaaS platforms and the widespread global use of SaaS platforms. We cannot assure you that the trend of adopting and utilizing such platforms by businesses will continue to grow in the future.

In addition, precision marketing services, such as digital marketing solutions and services that we provide, remain less established compared with conventional marketing means such as search engines. We may not be able to develop or maintain in-depth cooperative relationships with leading online media platforms, and it may be difficult for us to constantly generate high-quality content that meets changing audience preferences. Even if precision marketing becomes widely adopted, customers may not be familiar with, or be willing to make significant investments in, services such as ours that can assist them with managing their precision marketing across channels and devices. As a result, we cannot predict with certainty the demand for our SaaS platforms or the future growth rate and size of the market for our SaaS platforms and precision marketing.

Market expansion for SaaS platforms and precision marketing in Asia Pacific depends on a number of factors, including the growth of new media platforms and cost, as well as the performance of, and perceived value associated with, SaaS platforms and precision marketing. If SaaS platforms and precision marketing do not achieve widespread acceptance, or there is a reduction in demand for such platforms or services caused by weakening economic conditions, decreases in corporate spending, technical challenges, data security or privacy concerns, governmental regulation, competing technologies and platforms or services or otherwise, our business, growth prospects and results of operations will be materially and adversely affected.

We face ethical, legal and reputational risks associated with the use of our AI technology and AI-generated marketing content.

As with many developing technologies, AI technology presents risks and challenges that could affect its further development, adoption, and use, and therefore influences our business. Our application of Al technology, especially the use of AI-generated marketing content for our marketing and SaaS platforms, may produce biased analysis and discrimination against inquiry subjects in certain stereotypes, such as unequal risk scoring based on age, cultural background or gender. In addition, the accuracy of AI-generated marketing content may be subject to error, which could harm our reputation and credibility, and may result in regulatory fines or legal liabilities if the content is misleading or contains material errors and omissions. If AI applications assist in generating flawed or inaccurate content, we may be subject to competitive harm, potential legal liability and ethical or reputational harm.

The use of AI-generated content may further raise issues related to copyright infringement if the AI algorithms are partially trained on copyrighted content, and there is no guarantee that our use of AI-generated content would not infringe on the intellectual property rights of third parties. In addition, the use of AI-generated content may be subject to future regulatory scrutiny and legal challenges. If we fail to ensure our compliance with relevant laws and regulations governing the use of AI-generated content, including intellectual property laws, consumer protection laws, and advertising standards, our reputation, business and results of operations may be materially and adversely affected.

We may be unable to achieve or maintain adequate data transmission capacity as required by our customers.

Our customers often have higher demand for marketing and sales activities over short periods of time, including from events such as new product releases, holiday shopping seasons, and flash sales, which significantly increase the traffic on our servers. While we are generally able to maintain adequate data transmission capacity to handle such traffic, we cannot assure you that we shall be able to continue achieving, or maintaining, this in the future, particularly when we encounter an unexpectedly significant increase in traffic. If we are unable to achieve or maintain adequate data transmission capacity, this may significantly reduce customer demand for our solutions and SaaS platforms. In the future, we may have to allocate resources and incur substantial expense to build, purchase or lease additional data centers and equipment, and upgrade our technology and network infrastructure in order to handle the increased load.

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Additionally, our ability to deliver our solutions and services and SaaS platforms also depends on the development and maintenance of internet infrastructure by third parties, including the maintenance of reliable networks with the necessary speed, data capacity and bandwidth. If one of these third parties suffers from capacity constraints, our business may be adversely affected. See also “– Any interruptions or delays in services from third parties, including data center hosting facilities and other hardware and software vendors, or from our inability to adequately plan for and manage service interruptions or infrastructure capacity requirements, may impair the delivery of our services, and materially and adversely affect our business and results of operations.”

Any interruptions or delays in services from third parties, including data center hosting facilities and other hardware and software vendors, or from our inability to adequately plan for and manage service interruptions or infrastructure capacity requirements, may impair the delivery of our solutions and services and SaaS platforms, and materially and adversely affect our business and results of operations.

We use third-party data center hosting facilities located in Hong Kong and other regions in Asia. We also use computer hardware purchased from, and software licensed from, third parties in order to offer our solutions and services and SaaS platforms. Any damage to, or a failure of, our systems generally, including systems of our third-party platform providers, could result in interruptions to our solutions and services. In the past, we have experienced interruptions to our solutions and services and SaaS platforms, and such interruptions may recur in the future. Interruptions to our solutions and services and SaaS platforms may cause us to issue credits or pay penalties to our customers, or cause them to make warranty or other claims against us. Any of these would create a material and adverse effect on both our attrition rates and ability to attract new customers, all of which would reduce our revenue. Our business and reputation may also be harmed if our customers, or potential customers, believe that our solutions and services and SaaS platforms are unreliable.

We do not control the operation of any of these facilities provided by third-party providers, which may be vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures, and similar events. These facilities may also be subject to break-ins, sabotage, intentional acts of vandalism and similar criminal conduct, as well as local administrative actions, changes to legal or regulatory requirements and litigious proceedings to stop, limit or delay operations. Despite precautions taken by our third-party providers at these facilities, such as disaster recovery and business continuity arrangements, the occurrence of an act of terrorism or natural disaster, a decision to close the facilities without adequate notice or other unanticipated problems at these facilities could result in lengthy interruptions to our solutions and services and SaaS platforms.

Additionally, such hardware, software and data may not continue to be available to us at reasonable prices, on commercially reasonable terms, or at all. If we lose our right to use any of such hardware, software or cloud computing platforms, this could significantly increase our expenses or otherwise result in delays in the provisioning of our solutions and services and SaaS platforms until equivalent technology is either developed by us, or, if available, is identified, obtained through purchase or license and integrated into our solutions and services and SaaS platforms. If the performance of such third parties proves unsatisfactory, or if any of them violates its contractual obligations to us, we may need to replace such third party and/or take other remedial action, which could result in additional costs and materially and adversely affect the solutions and services and SaaS platforms we provide to our customers. Further, the financial condition of our third party providers may deteriorate over the course of our contract term with them, which may also impact the ability of such third party to provide the agreed services, and have a material adverse effect on the solutions and services and SaaS platforms we provide to our customers and our results of operations.

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If the pricing models set by our advertisers and publishers are different, our system will not convert the traffic acquisitions costs and actual traffic acquisition costs exceed the maximum traffic acquisition cost set by advertisers, we will incur more costs than expected, which may materially and adversely affect our gross profit, profitability and financial results.

In a specific campaign, the advertiser will set a maximum traffic acquisition costs requirement based on a specific pricing model for us. We will not exceed the maximum traffic acquisition cost set by the advertiser. If the pricing model set by the advertiser is different than the pricing model used by the relevant publisher, our system is unable to convert the pricing model used by the publisher. We cannot assure that the actual traffic acquisition costs would not exceed the traffic acquisition costs requirement set by the advertiser, as a result, we may incur more costs than expected, which will affect our gross profit, and if we cannot effectively manage such costs, our profitability and financial results will be adversely affected.

Potential political and economic instability in Taiwan may adversely impact our results of operations.

We generate a principal portion of our revenues mainly through our operating subsidiary and branch in Taiwan, AdTech Innovation Limited and AsiaPac Net Media Limited Taiwan Branch. Accordingly, our business, financial condition and results of operations and the market price of our securities may be affected by changes in governmental policies, taxation, growth rate, inflation rate or interest rates and by social instability and diplomatic and social developments in or affecting Taiwan. In particular, there is sustained tension between mainland China and Taiwan relating to the unique legal and geopolitical status of Taiwan and its internal political affairs. In the past incidents and political developments related to the interactions between mainland China and Taiwan have on occasion negatively affected the business operations in Taiwan. Future further escalation of the tensions between mainland China and Taiwan could lead to the imposition of sanctions, bans or tariffs on exports or even military conflict. Any conflict which threatens the military, political or economic stability in Taiwan could have a material adverse effect on our current or future business and financial conditions and results of operations.

Since 2018, there have been political and trade tensions among a number of the world’s major economies. These tensions have resulted or may result in the implementation of tariff, non-tariff trade barriers, sanctions, export controls and other measures that may be impactful to the Taiwan economy, and further to the digital marketing market and marketing SaaS market in Taiwan. Prolonged or increased use of such measures may negatively affect the growth of the global economy and the Taiwanese economy, which could harm the the market for digital marketing and SaaS platforms, and have a material adverse effect on our current or future business and financial conditions and results of operations in Taiwan.

Risks Relating to Doing Business in Hong Kong and Mainland China

The operational risks associated with having operations in China also apply to operations in Hong Kong to the extent we conduct operations in that jurisdiction. With respect to the legal risks associated with being based in and having operations in China, the laws, regulations and discretion of the governmental authorities in China discussed in this prospectus are expected to apply to entities and businesses in mainland China, rather than to entities or businesses in Hong Kong which operate under different sets of laws from those of mainland China.

Our headquarter is in Hong Kong with limited operations in mainland China. However, due to the long arm provisions under the current laws and regulations of mainland China, the government of mainland China may exert substantial influence and discretion over the conduct of our business and may intervene in or influence our operations at any time. If we were to become subject to such direct influence and discretion, it may result in a material change in our operations and/or the value of our Class A ordinary shares, which would materially affect the interest of the investors.

Our headquarter is in Hong Kong with limited operations in mainland China. The PRC government currently does not exert direct influence and discretion over the manner in which we conduct our business activities outside of mainland China, however, there is no guarantee that we will not be subject to such direct influence and discretion in the future due to changes in laws or other unforeseeable reasons or as a result of our expansion or acquisition of operations in mainland China.

The Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China (the “Basic Law”) provides that national laws of the PRC do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. National laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong. National laws relating to data protection, cybersecurity and the anti-monopoly have not been listed in Annex III and so do not apply directly to Hong Kong. While the National People’s Congress of the PRC has the power to amend the Basic Law, the Basic Law also expressly provides that no amendment to the Basic Law shall contravene the established basic policies of the PRC regarding Hong Kong.

The PRC legal system is evolving rapidly and the PRC laws, regulations, and policies may change quickly with little advance notice. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the non-precedential nature of these decisions, the interpretation and enforcement of these laws, rules and regulations may involve uncertainties.

If we were to become subject to the direct influence and discretion of the PRC government at any time due to changes in laws or other unforeseeable reasons or as a result of our development, expansion or acquisition of operations in mainland China, it may require material changes in our operations and/or result in increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. In addition, the market prices of our Class A ordinary shares could be adversely affected as a result of anticipated negative impacts of any such government actions, as well as negative investor sentiment towards Hong Kong-based companies subject to direct PRC government oversight and regulation, regardless of our actual operating performance. There can be no assurance that the PRC government would not exert more oversight over our operations at any time.

We are not currently required to obtain permission from the PRC government for the trading of our Class A ordinary shares on Nasdaq or this offering or for the offering of our Class A ordinary shares to foreign investors outside of mainland China, however, there is no guarantee that this will continue to be the case in the future, or even when such permission is obtained, it will not be subsequently denied or rescinded. Any actions by the PRC government to exert more oversight and control over offerings (including businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our Class A ordinary shares to significantly decline or be worthless.

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Recently, the PRC government initiated a series of regulatory actions and statements to regulate overseas securities offerings by and foreign investment in mainland China-based companies, and cybersecurity and data privacy. For example, on July 6, 2021, the relevant mainland China government authorities issued Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by mainland China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by mainland China-based overseas-listed companies and enhancing public opinion guidance. On February 17, 2023, the CSRC, released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and several ancillary interpretive guidelines, or collectively, the Trial Measures, effective on March 31, 2023. Pursuant to the Trial Measures, if the issuer meets both of the following criteria, the overseas securities offering and listing conducted by such issuer shall be deemed as indirect overseas offering and listing: (i) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in China, or its main places of business are located in China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in China. We believe that we do not meet both criteria above, and as advised by our PRC counsel, Han Kun Law offices, we are not required to obtain the approval from or complete the filing with the CSRC for this offering, based on the facts (i) we are not ultimately controlled by any mainland Chinese company or individual directly or indirectly; (ii) substantially all of our operating revenues, total profits, total assets or net assets documented in the audited consolidated financial statements for the most recent fiscal year are accounted for by subsidiaries outside of mainland China; and (iii) we primarily conduct our business outside mainland China and are headquartered in Hong Kong, and none of the member of our board of directors or our senior management team members in charge of our business operations or management are PRC citizens nor reside in mainland China. However, due to the recent release of Trial Measures, its interpretation and implementation are still evolving and subject to change. We cannot guarantee that new rules or regulations promulgated in the future will not impose any additional requirement on us, our shareholders or otherwise enhance the regulations on Hong Kong-based issuers seeking overseas offering or listing. As of the date of this prospectus, we have not received any official inquiries, notices, warnings, or investigations from the CSRC regarding this offering.

On December 28, 2021, the CAC and other 12 PRC regulatory authorities jointly revised and promulgated the Review Measures, which became effective on February 15, 2022. According to the Review Measures, CIIOs that purchase network products and services, and network platform operators engaging in data processing activities that affect or may affect national security are subject to cybersecurity review. In addition, the relevant regulatory authorities are still entitled to impose security reviews on network products and services that are deemed capable of affecting national security. The network platform operators who possess personal information of more than one million users and intend to be listed at a foreign stock exchange must be subject to the cybersecurity review. CIIOs and network platform operators may voluntarily file for a cybersecurity review with the CAC prior to purchasing network products and services if they deem their behavior affects or may affect national security based on self-assessment and self-evaluation. Notwithstanding the voluntary filing, the relevant authorities are entitled to initiate cybersecurity reviews accordingly. Failure to comply with the requirements of cybersecurity review would receive the following penalties: (i) order for corrections and warnings by competent authorities; (ii) a fine between RMB100,000 and RMB1,000,000, and a fine between RMB10,000 and RMB100,000 on the person(s) directly in charge and the other person(s) directly responsible; and (iii) when refusing to make corrections or under certain serious circumstances, a fine between RMB1,000,000 and RMB10,000,000, order to suspend relevant business, suspending business to make rectifications, revoking relevant business permits or licenses, and a fine between RMB100,000 and RMB1,000,000 on the person(s) directly in charge and the other person(s) directly responsible.

As of the date of this prospectus, we have not been informed by any relevant PRC governmental authorities that our services are deemed to be provided to any CIIOs, nor have we been identified as a CIIO by any relevant PRC governmental authorities. As the data of this prospectus, we have not been informed that we are a “data handler” carrying out data processing activities that affect or may affect national security by any governmental authorities, but it is uncertain whether we would be categorized as such under laws of mainland China. As of the date of this prospectus, we have not been involved in any investigations or become subject to a cybersecurity review initiated by any regulatory authorities based on the Review Measures, and we have not received any warning or sanctions in such respect or any regulatory objections to this offering from any regulatory authorities. As advised by our PRC counsel, Han Kun Law Offices, we are not required to file for a cybersecurity review with the CAC given the facts that we possess personal information of less than one million individuals in the PRC.

However, because these regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments, or the ability to list our Class A ordinary shares on a U.S. or other foreign exchange. In anticipation of the strengthened implementation of cybersecurity laws and regulations and the continued expansion of our business, it remains unclear whether we or other operators we provide services to may be identified as a CIIO under the PRC cybersecurity laws and regulations, and whether we would be required to follow cybersecurity review procedures. There can be no assurance that we would be able to complete the applicable cybersecurity review procedures in a timely manner, or at all, if we are required to follow such procedures in the future. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance or perceived non-compliance with the Cyber Security Law or related regulations may prevent us from using or providing certain network products and services, and may result in fines or other penalties such as making certain required rectification, suspending our related business, closing our website or taking down our operations and reputational damages or proceedings or actions against us by PRC regulatory authorities, customers or others, which may have a material adverse effect on our business, operation, or financial conditions.

Currently, these statements and regulatory actions have had no impact on our daily business operation, the ability to accept foreign investments, or the ability to list our Class A ordinary shares on a U.S. or other foreign exchange. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments, or the ability to list our Class A ordinary shares on a U.S. or other foreign exchange. In the event that (i) we or our subsidiaries do not receive or maintain required permissions or approvals, (ii) we or our subsidiaries inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and we or our subsidiaries are required to obtain such permissions or approvals in the future, we or our subsidiaries may be unable to obtain such permissions or approvals in a timely manner, or at all, and may face regulatory actions or other sanctions from mainland China and Hong Kong regulatory authorities if we or our subsidiaries fail to fully comply with any new regulatory requirements. Consequently, our or our subsidiaries’ operations and financial condition could be materially adversely affected and our ability to offer securities to investors could be significantly limited or completely hindered and the ordinary shares currently being offered here may substantially decline in value and become worthless.

Substantial uncertainties and restrictions with respect to the political and economic policies of the PRC government, as well as PRC laws and regulations, could have a significant impact on the business that we conduct in Hong Kong. Any actions by the PRC government to exert more oversight and control over overseas offerings and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

Our business operations may be adversely affected by the current and future political environment in the PRC. The interpretations of many laws, regulations and rules may not always be uniform and the enforcement of these laws, regulations and rules may involve uncertainties. Our ability to operate in Hong Kong or conduct overseas offerings may be harmed by these changes in its laws and regulations, including those relating to taxation, import and export tariffs, healthcare regulations, environmental regulations, land use and property ownership rights, and other matters. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in Hong Kong or particular regions thereof, and could limit or completely hinder our ability to offer or continue to offer securities to investors or require us to divest ourselves of any interest we then hold in Hong Kong properties or joint ventures. Any actions by the PRC government to exert more oversight and control over overseas offerings and/or foreign investment in China-based issuers (including divesture or similar actions) could limit or completely hinder our ability to offer or continue to offer securities to investors, resulting in a material adverse effect on us and on your investment in us and could render our Class A ordinary shares and your investment in our Class A ordinary shares to significantly decline or become worthless.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations. Also, because these laws and regulations are relatively new, and because of the limited volume of published cases and their lack of force as precedents, interpretation and enforcement of these laws and regulations involve significant uncertainties. In addition, new laws and regulations that affect existing and proposed future businesses may also be applied retroactively.

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Although the PRC government has been pursuing economic reform policies for decades, the PRC government continues to exercise significant control over economic growth in the PRC through the allocation of resources, controlling payments of foreign currency, setting monetary policy and imposing policies that impact particular industries in different ways. We cannot assure you that the PRC government will continue to pursue policies favoring a market-oriented economy or that existing policies will not be significantly altered.

Changes and developments in the legal system and the interpretation and enforcement of PRC laws, rules and regulations in China may subject us to uncertainties.

The PRC legal system is a civil law system based on written statutes and prior court decisions in a civil law system have limited precedential value and can only be used as a reference. China has made significant progress in the promulgation of laws and regulations dealing with business and commercial affairs of various participants of the economy, involving foreign investment, corporate organization and governance, commercial transactions, taxation and trade. However, China’s legal system is still evolving, and recently enacted laws, rules and regulations may be subject to interpretation and implementation by PRC regulatory agencies and new laws, rules and regulations may be promulgated from time to time to sufficiently cover all aspects of economic activities in China, which may take time. The laws and regulations may be subject to future changes and may change rapidly with little advance notice to us and our PRC subsidiary or our shareholders.

Furthermore, because some of the laws, rules and regulations in China are evolving, and because of the nonbinding nature of court decisions, we cannot predict how these laws, rules and regulations will be interpreted and enforced, which may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, published laws and regulations may not be able to codify all policies and practices of various governmental agencies in China in a timely manner. As a result, we may also need to adjust our operations from time to time following guidance provided by competent governmental agencies to us, and we may be found in violation and be subject to penalties for any historical or ongoing non-compliances.

In addition, administrative and court proceedings in China may be time-consuming, resulting in additional costs and diversion of resources and management attention. As administrative and court authorities are bound to interpret and enforce statutory and contractual terms, they will need to exercise certain discretion and it is possible that the administrative and court authorities in China would not interpret and enforce the statutory and contractual terms in a manner favorable to us, and it may be difficult to predict the outcome of any administrative and court proceedings we may face in the future.

Adverse regulatory developments in China may subject us to additional regulatory review, and additional disclosure requirements and regulatory scrutiny in response to risks related to recent regulatory developments in China may impose additional compliance requirements for companies like us with Hong Kong-based operations, all of which could increase our compliance costs and subject us to additional disclosure requirements.

Currently, Hong Kong has a separate legal system from mainland China, and it has its legislative framework and judiciary independent of that of the PRC government. Nonetheless, the recent regulatory developments in China, in particular with respect to restrictions on China-based companies raising capital offshore, may lead to additional regulatory review in China over our financing and capital raising activities in the United States. In addition, we may be subject to industry-wide regulations that may be adopted by the relevant PRC authorities, which may have the effect of limiting our service offerings, restricting the scope of our operations in Hong Kong, or causing the suspension or termination of our business operations in Hong Kong entirely. We may have to adjust, modify, or completely change our business operations in response to adverse regulatory changes or policy developments, and we cannot assure you that any remedial action adopted by us can be completed in a timely, cost efficient, or liability-free manner or at all.

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On July 30, 2021, in response to the recent regulatory developments in China and actions adopted by the PRC government, the Chairman of the SEC issued a statement asking the SEC staff to seek additional disclosures from offshore issuers associated with China-based operating companies (including Hong Kong) before their registration statements will be declared effective. On August 1, 2021, the CSRC issued a statement saying that it had taken note of the new disclosure requirements announced by the SEC regarding the listings of Chinese companies and the recent regulatory development in China, and that both countries should strengthen communications on regulating China-related issuers. Since we operate in Hong Kong, we cannot guarantee that we will not be subject to tightened regulatory review and we could be exposed to government interference from China.

The recent spate of government interference by the PRC government into business activities of U.S. listed Chinese companies may negatively impact our operations, value of our securities and/or significantly limit or completely hinder our ability to offer future securities to investors and cause the value of such securities to significantly decline or be worthless.

Recently, the PRC government announced that it would step up supervision of Chinese firms listed offshore. Under the new measures, China will increase regulation of cross-border data flows and security, crack down on illegal activity in the securities market and punish fraudulent securities issuance, market manipulation and insider trading. China will also check sources of funding for securities investment and control leverage ratios. The CAC has also opened a cybersecurity probe into several large U.S.-listed technology companies focusing on anti-monopoly, financial technology regulation and more recently, with the passage of the Data Security Law, how companies collect, store, process and transfer data. If we are subject to such a probe or if we are required to comply with stepped-up supervisory requirements, valuable time from our management and money may be expended in complying and/or responding to the probe and requirements, thus diverting valuable resources and attention away from our operations. This may, in turn, negatively impact our operations.

Further, given the PRC government’s significant oversight and discretion over the conduct of our business operations in Hong Kong and mainland China, the PRC government may intervene or influence our operations at any time, which could result in a material change in our operations and consequently, the value of our Class A ordinary shares. The PRC government could also significantly limit or completely hinder our ability to offer future securities to investors and cause the value of such securities to significantly decline or be worthless.

The PRC government may exercise oversight and regulatory authority over our business operations in China as it deems appropriate to advance regulatory and societal goals and policy positions, which could result in a material adverse change in our operations in China and the value of our securities.

Our operations in China are governed by PRC laws and regulations. The PRC government exerts substantial influence over the conduct of our business, and may intervene in or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our Class A ordinary shares.

For example, the PRC government is strengthening oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law (the “Illegal Securities Opinions”). The Illegal Securities Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems, shall be taken to address with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. Moreover, on January 4, 2022, 13 PRC regulatory agencies, namely, the CAC, the NDRC, the Ministry of Industry and Information Technology, the Ministry of Public Security, the Ministry of State Security, the Ministry of Finance, the MOFCOM, the SAMR, the CSRC, the People’s Bank of China, the National Radio and Television Administration, National Administration of State Secrets Protection and the National Cryptography Administration, jointly adopted and published the Measures for Cybersecurity Review (2021), which became effective on February 15, 2022. The Measures for Cybersecurity Review (2021) required that, among others, in addition to “operator of critical information infrastructure that intend to purchase network products and services and online platform operators that conduct data processing activities, in each case that affect or may affect national security”, any “operator of online platform” holding personal information of more than one million users who seek to list in a foreign stock exchange should also be subject to cybersecurity review. And on February 17, 2023, the CSRC issued the Trial Measures, which reformed the regulatory regime for overseas offering and listing of securities by PRC domestic companies and both direct and indirect overseas offering and listing of securities by PRC domestic companies, imposes a filing-based regulatory regime. See also “— Greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could significantly limit or completely hinder our ability in capital raising activities and materially and adversely affect our business and the value of your investment” and “— Complying with evolving laws and regulations regarding cybersecurity, information security, privacy and data protection and other related laws and requirements may entail significant expenses and force us to make adverse changes to our business.” As these regulations were recently issued, the application and interpretation of the regulations may be subject to change. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of these regulations or any future implementation rules on a timely basis, or at all. Any such risk could significantly limit or completely hinder our ability to offer or continue to offer securities to investors or cause the value of our Class A ordinary shares to significantly decline or become worthless.

In addition, we cannot rule out the possibility that the PRC government will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our securities. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

We may be subject to laws and regulations regarding data protection in Hong Kong, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations.

We may be subject to a variety of laws and other obligations regarding data protection in Hong Kong. The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (the “PDPO”) came into force on December 20, 1996. The PDPO states that any person who controls the collection, holding, processing or use of personal data(the “data user”) shall not do any act, or engage in a practice, that contravenes any of the data protection principles set out in Schedule 1 to the PDPO (the “Data Protection Principles”) unless the act or practice, as the case may be, is required or permitted under the PDPO. Personal data means any data (a) relating directly or indirectly to a living individual; (b) from which it is practicable for the identity of the individual to be directly or indirectly ascertained; and (c) in a form in which access to or processing of the data is practicable.

The Data Protection Principles set out that (1) personal data must be collected in a lawful and fair way, for a purpose directly related to a function or activity of the data user. Data subjects must be notified of the purpose for which the data is to be used and the classes of persons to whom the data may be transferred. Data collected should be adequate but not excessive; (2) personal data must be accurate and should not be kept for a period longer than necessary for the fulfillment of the purpose for which the data is or is to be used; (3) personal data must be used for the purpose for which the data is collected or for a directly related purpose unless voluntary and explicit consent with a new purpose is obtained from the data subject; (4) a data user shall take practicable steps to safeguard any personal data held against unauthorized or accidental access, processing, erasure, loss or use; (5) a data user shall take practicable steps to ensure that its policies and practices in relation to personal data, the kind of personal data it holds and the main purposes for which the personal data is or is to be used for are made known to the public; and (6) a data subject shall be entitled to request access to personal data and must be allowed to correct the personal data if it is inaccurate.

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Moreover, the Personal Data (Privacy) (Amendment) Ordinance 2021 (the “PDPAO”) came into effect on October 8, 2021. It amends the PDPO, particularly to: (i) criminalize doxing, i.e., unconsented disclosure of personal information of targeted individuals and groups; (ii) introduce a cessation notice regime to tackle doxing with extra-territorial reach; and (iii) substantially expand the investigation and enforcement powers of the Privacy Commissioner for Personal Data, in contexts beyond doxing.

The interpretation and application of laws, regulations and standards on data protection and privacy are still uncertain and evolving. We cannot assure you that the governmental authorities will not interpret or implement the laws or regulations in ways that negatively affect us. We may be subject to investigations and inspections by government authorities regarding our compliance with laws and regulations on data privacy, and we cannot assure you that our practices will always fully comply with all applicable rules and regulatory requirements. In addition, laws, regulations and standards on data protection and privacy continue to develop and may vary from jurisdiction to jurisdiction. Complying with emerging and changing international requirements may cause us to incur substantial costs or require us to change our business practices.

Our Hong Kong subsidiaries may be subject to restrictions on paying dividends or making other payments to us, which may restrict their ability to satisfy liquidity requirements, fund operations or for other use outside of Hong Kong, conduct business and pay dividends to holders of our Class A ordinary shares. Dividends payable to our foreign investors and gains on the sale of our shares of Class A ordinary shares by our foreign investors may become subject to tax by the PRC.

AsiaPac AdTechinno Group Limited is a holding company incorporated in Cayman Islands with its operating subsidiaries located across 11 Asia-Pacific markets, including Hong Kong, Taiwan, Macau, Japan, South Korea, Singapore, Malaysia, Thailand, Vietnam, Indonesia and Mainland China. We depend entirely upon our operating subsidiaries’ earnings and cash flow. If we decide in the future to pay dividends, as a holding company, our ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries. There are currently no significant restrictions on transferring funds between our Cayman Islands holding company and our operating subsidiaries in aforementioned markets or limitations on the ability of our subsidiaries to issue dividends or other distributions to their overseas shareholders. However, we cannot assure you that the oversight of the PRC government will not be extended to companies operating in Hong Kong like our operating subsidiaries in Hong Kong. If certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future, were to become applicable to our operating subsidiaries in Hong Kong, and to the extent our cash or assets in the business is in Hong Kong or a Hong Kong entity, such funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations by the PRC government on our and our operating subsidiaries’ ability to transfer funds or assets. Any such restrictions and limitations may adversely affect our ability to finance our cash requirements, service debt or make dividends or other distributions to our shareholders and could result in a material adverse change to our business operations, our prospects, financial condition, and results of operations, and could cause our Class A ordinary shares to significantly decline in value or become worthless.

Our Class A ordinary shares may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate our auditors. The delisting of our Class A ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our Class A ordinary shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms.

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Our audit firm, MaloneBailey, LLP, or MaloneBailey, headquartered in Houston, Texas with offices in Beijing, Shenzhen, and Tokyo, is an independent registered public accounting firm with the PCAOB and is required under the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. MaloneBailey is inspected by the PCAOB on a regular basis and was not subject to the determinations announced by the PCAOB on December 16, 2021. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, among other jurisdictions, and if we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA, which would have a material adverse impact on our business, financial condition, and prospects.

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter, which could harm our business operations and our reputation and could result in a loss of your investment in our shares, especially if such matter cannot be addressed and resolved favorably.

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting and reporting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded securities of many U.S.-listed Chinese companies have sharply decreased in value and, in some cases, have become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our company and our business. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we may have to expend significant resources to investigate such allegations and/or defend us. This situation may be a major distraction to our management. If such allegations are not proven to be groundless, our company and business operations will be severely hampered and your investment in our Class A ordinary shares could be rendered worthless. In addition, major issues with other U.S.-listed Chinese companies in the future, could have a negative effect on the value of your investment, even though we are not involved.

Because our substantive operations are based in Hong Kong with limited operations in mainland China, we are subject to the laws, regulations and policies of the Hong Kong government as well as the influence of the PRC government. Our ability to operate in Hong Kong and mainland China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters.

As such, our business may be subject to various government and regulatory interference. We could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. Our business operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry. Given that the PRC government may intervene or influence over our operations at any time with little to no advanced notice, it could result in a material change in our operation and the value of our Class A ordinary shares. Given recent statements by the PRC government indicating an intent to exert more oversight and control over offerings that are conducted overseas, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our Class A ordinary shares to significantly decline or be worthless.

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It may be difficult for shareholders to enforce any judgment obtained in the United States against us, which may limit the remedies otherwise available to our shareholders.

Substantially all of our operations are conducted through our subsidiaries, and the majority of our assets are located in Hong Kong. Moreover, all of our directors and executive officers are located in Hong Kong and are nationals or residents of jurisdictions other than the United States, and a substantial portion of their assets are located outside the United States. We also do not expect that following the effectiveness of our registration statement on Form F-1, the majority of our directors and officers will be U.S. citizens or residents or have all or a substantial portion of their assets are located outside the United States. As a result, it would be difficult to impose liabilities on these individuals. Specifically, it may be difficult for our shareholders to effect service of process within the United States upon our subsidiaries or any individuals. In addition, there is uncertainty as to whether the courts of Hong Kong or the PRC would recognize or enforce judgments of U.S. courts obtained against us or our directors and/or officers predicated upon the civil liability provisions of Hong Kong against us or such persons predicated upon the securities laws of the United States or any state thereof. It is unclear if extradition treaties now in effect between the United States and the PRC would permit effective enforcement against us or our directors and/or officers of criminal penalties under the United States federal securities laws or otherwise.

The market price for our Class A ordinary shares could be adversely affected by increased tensions between the United States and China.

There have been heightened tensions in the economic and political relations between the United States and China. On June 30, 2020, the SCNPC issued the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region. This law defines the duties and government bodies of Hong Kong for safeguarding national security and four categories of offences: secession, subversion, terrorist activities and collusion with a foreign country or external elements to endanger national security and their corresponding penalties. On July 14, 2020, the Hong Kong Autonomy Act (“HKAA”) was signed into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020, the U.S. government imposed HKAA-authorized sanctions on 11 individuals. The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions such as those provided in the HKAA is in practice discretionary and highly political, especially in a relationship as extensive and complex as that between the United States and China. It is difficult to predict the full impact of the HKAA on Hong Kong and companies like us. Furthermore, legislative or administrative actions in respect of Sino-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Class A ordinary shares could be adversely affected.

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There are political risks associated with conducting business in Hong Kong.

Any adverse economic, social, and/or political conditions, material social unrest, strike, riot, civil disturbance, or disobedience, as well as significant natural disasters, may affect the market and the business operations of the Company. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative, and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.” However, there is no assurance that there will not be any changes in the economic, political, and legal environment in Hong Kong in the future. Since our substantive operation is based in Hong Kong, any change of such political arrangements may pose immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

Under the Basic Law, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent developments, including the Hong Kong National Security Law issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and, at the time, HKAA removed Hong Kong’s preferential trade status and authorized the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the United States, China, and Hong Kong, which could potentially harm our business.

Given the relatively small geographical size of Hong Kong, any such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations, and financial condition. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect to China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Class A ordinary shares could be adversely affected.

Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in Hong Kong, where our customers reside.

Political events, international trade disputes, and other business interruptions could harm or disrupt international commerce and the global economy, and they could have a material adverse effect on us and our customers, our service providers, and our other partners. International trade disputes could result in tariffs and other protectionist measures that may materially and adversely affect our business.

Tariffs could increase the cost of the services and products, which could affect customers’ investment decisions. In addition, political uncertainty surrounding international trade disputes and the potential of their escalation to trade war and global recession could have a negative effect on customer confidence, which could materially and adversely affect our business. We also may have access to fewer business opportunities, and our operations may be negatively impacted as a result. In addition, the current and future actions or escalations by either the United States or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on our markets, our business, or our results of operations, as well as the financial condition of our clients, and we cannot provide any assurances as to whether such actions will occur or the form that they may take.

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Our rights to use our leased properties could be challenged by our principal shareholders, who are the property owners, or other third parties, which may disrupt our operations and incur relocation costs.

There may be risk that our use of the leased properties is inconsistent with the designated purpose of the property use, for example a leased property might be leased to use for an office space only but not for any other purposes, in which case we may not be able to continue to use the leased properties. The above risks might interrupt our business operations. Moreover, if our lease agreements are challenged by third parties, it could result in diversion of management attention and cause us to incur costs associated with defending such actions, even if such challenges are ultimately determined in our favor.

Potential political and economic instability in Hong Kong may adversely impact our results of operations.

We generate a substantial portion of our revenues mainly through our operating subsidiaries in Hong Kong, the AsiaPac Net Media Limited. Accordingly, any changes in the economic, social and political conditions in Hong Kong could have a material adverse effect on the business operations of our Hong Kong subsidiaries. In addition, we through our PRC subsidiary, AsiaPac Net Technology (Shenzhen) Limited, acting as an advertising service provider to places advertisements on third-party platforms for a limited number of clients.

Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong. The Basic Law provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.” Nevertheless, we cannot ensure that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Since we conduct business in Hong Kong, any change of such political arrangements may affect the stability of the economy in Hong Kong, thereby directly affecting our results of operations and financial positions.

In addition, under the Basic Law, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Any escalation in political and trade tensions, including those involving the U.S., China and Hong Kong, could potentially harm our business.

Incidents such as protests, social unrests, strikes, riots, civil disturbances or disobedience in Hong Kong may have a widespread effect on the business operations of our Hong Kong subsidiary, which could in turn materially affect our business, financial condition and results of operations. In addition, policies of the PRC government, which are subject to frequent changes, can have significant effects on economic conditions in Hong Kong.

The future development of national security laws and regulations in Hong Kong could materially impact our business by possibly triggering sanctions and other measures that can cause economic harm to our business.

On June 30, 2020, the Standing Committee of China’s National People’s Congress passed the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region, or the Hong Kong National Security Law, which was promulgated in Hong Kong by Hong Kong’s Chief Executive on the same day. Among other things, the Hong Kong National Security Law criminalizes separatism, subversion, terrorism and foreign interference in Hong Kong. On July 14, 2020, former U.S. President Donald Trump signed the HKAA into law, authorizing the U.S. government to impose sanctions against foreign individuals and entities who are determined by the U.S. government to have materially contributed to the failure to preserve Hong Kong’s autonomy. The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The implementation of the Hong Kong National Security Law may trigger sanctions or other forms of penalties by foreign governments. It is difficult to predict the full impact of the HKAA on Hong Kong and companies located in Hong Kong. If any of our Hong Kong subsidiary or Hong Kong-based business partners is determined to be in violation of the Hong Kong National Security Law or the HKAA, our business operations, financial position and results of operations could be materially and adversely affected.

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Changes in the political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

As of the date of this prospectus, a small portion of our operations are conducted in the PRC. Accordingly, our business, financial condition, results of operations and prospects are influenced by economic, political and legal developments in China. Economic reforms begun in the late 1970s have resulted in significant economic growth. However, any economic reform policies or measures in China may from time to time be modified or revised. While the PRC economy has experienced significant growth in the past 30 years, growth has been uneven across different regions and among different economic sectors.

The PRC government has a significant role in China’s economic growth through strategically allocating resources, regulating the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Some of these measures may benefit the overall PRC economy, but may have a negative effect on us. In addition, in the past, the PRC government has implemented certain measures, including interest rate adjustment, to regulate the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and results of operations. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our ability to provide our digital marketing solutions and services and adversely affect our competitive position.

Greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could significantly limit or completely hinder our ability in capital raising activities and materially and adversely affect our business and the value of your investment.

On December 28, 2021, the CAC, together with 12 other governmental departments of the PRC, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures provide that a “network platform operator” that possesses personal information of more than one million users and seeks a listing in a foreign country must apply for a cybersecurity review. Further, the relevant PRC governmental authorities may initiate a cybersecurity review against any company if they determine that certain network products, services, or data processing activities of such company affect or may affect national security, or such company be construed as operators of critical information infrastructure purchasing network products and services. On September 24, 2024, the State Council promulgated the Regulations on Network Data Security Management, which took effect on January 1, 2025. According to the Regulations on Network Data Security Management, data processing operators who affects or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC, which makes some amendments to the Draft Regulations on Network Data Security Management.

On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-border Data Transfer, which took effect on September 1, 2022. In accordance with such measures, data processors will be subject to security assessment conducted by the CAC prior to any outbound transfer of data if the transfer involves (i) important data; (ii) personal information transferred overseas by operators of critical information infrastructure or a data processor that has processed personal data of more than one million persons; (iii) personal information transferred overseas by a data processor which has already provided personal data of 100,000 persons or sensitive personal data of 10,000 persons overseas since January 1 of the preceding year; or (iv) other circumstances as required by the CAC. In addition, any cross-border data transfer activities conducted in violation of the Measures for the Security Assessment of Outbound Data Transfer before the effectiveness of such measures are required to be rectified within six months of the effectiveness date thereof.

On February 17, 2023, the CSRC promulgated the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, a domestic enterprise involved in offering securities and listing shall comply with laws, administrative regulations, and relevant national provisions, when it comes to providing personal information and important data to foreign entities.

On March 22, 2024, the CAC promulgated the Provisions on Regulating and Facilitating Cross-Border Data Flow, together with two guideline documents separately named the Second Version of Declaration for Security Assessment of Data Outbound and the Second Version of Filing for Personal Information Outbound Standard Contract. According to the above regulations, data processors who provide important data overseas or have transferred the non-sensitive personal information of over one million individuals overseas or the sensitive personal information of over 10,000 individuals since the beginning of a given year must declare the data for security assessment. Critical information infrastructure operators must declare data when providing personal information or important data overseas. In addition, if a data processor has not been notified by relevant government departments or local authorities, or if data has not been publicly released as important data, the data processor does not need to declare its data for security assessment as important data to exit the country.

However, since many of those regulations or policies are relatively new, there remains significant uncertainty as to their interpretation and implementation. If PRC governmental authorities interpret or implement those regulations or policies in a way different from us and conclude that there are violations by us in the future, or new laws, regulations, rules, or detailed implementation and interpretation are adopted that result in noncompliance by us, we may be subject to fines, penalties or other sanctions, which may have a significant adverse impact on our financial position, operations and the value of our Class A ordinary shares. As of the date of this prospectus, we have not received any notice from any PRC authorities identifying our mainland China subsidiary as an “operator of critical information infrastructure” or requiring us to go through cybersecurity review or network data security review by the CAC.

However, the interpretation and enforcement of the Cybersecurity Review Measures, the Measures for the Security Assessment of Cross-border Data Transfer, the Trial Measures and the Regulations for the Administration of Network Data Security may be subject to adjustments. The PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and Regulations for the Administration of Network Data Security. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. We cannot guarantee, however, that we will not be subject to cybersecurity review and network data security review in the future. During such reviews, we may be required to suspend our operations or experience other disruptions to our operations. Cybersecurity review and network data security review could also result in negative publicity with respect to our company and diversion of our managerial and financial resources, which could materially and adversely affect our business, financial conditions, and results of operations. We will continue to adopt relevant improvement measures to ensure effective protection and lawful utilization of data and personal information. While the currently effective laws and regulations in China regarding cybersecurity, data, and personal information protection do not have a material adverse impact on our business or offshore listing plan, constantly updated and stricter regulations may increase our compliance costs, alter our compliance obligations, and subject us to certain restrictions or regulatory penalties.

Complying with evolving laws and regulations regarding cybersecurity, information security, privacy and data protection and other related laws and requirements may entail significant expenses and force us to make adverse changes to our business.

Laws and regulations governing cybersecurity, information security, privacy and data protection, the use of the Internet as a commercial medium, the use of data in artificial intelligence and machine learning, and data sovereignty requirements are rapidly evolving, extensive, complex, and include inconsistencies and uncertainties in different jurisdictions. Based on our business operations, we are subject to numerous laws and regulations relating to cybersecurity, information security, privacy and data protection. For example, according to the PRC National Security Law, the State shall establish institutions and mechanisms for national security review and regulation, conduct national security review on certain matters which affect or may affect the national security, such as key technologies and IT products and services. In addition, regulatory requirements regarding the protection of personal information are constantly evolving and can be subject to differing interpretations or significant changes, which may increase our responsibilities in that regard. An example of such evolving regulatory requirements is the PRC Cybersecurity Law which became effective in June 2017. The PRC Cybersecurity Law created China’s first national-level data protection framework for “network operators”, which may potentially include all organizations in China that provide services over the Internet or through other types of information network. Numerous regulations, guidelines and other measures have been and are expected to be adopted under the PRC Cybersecurity Law.

These and other similar legal and regulatory developments could contribute to legal and economic changes, affect how we design, market and sell our solutions and platforms, how our customers process and share data and how we process and use data, which could negatively impact demand for our solutions. We may incur substantial costs to comply with such laws and regulations, to meet the demands of our customers relating to their own compliance with applicable laws and regulations, and to establish and maintain internal compliance policies.

Risks Relating to Our Class A Ordinary Shares and This Offering

We may not be able to satisfy the listing requirements of the Nasdaq Stock Market or obtain or maintain a listing of our Class A ordinary shares on the Nasdaq Stock Market.

We intend to list our Class A ordinary shares on the Nasdaq Stock Market. In order to have our Class A ordinary shares to be listed on the Nasdaq Stock Market, we must meet certain financial and liquidity criteria to maintain such listing. If we violate the Nasdaq Stock Market’s listing requirements, or if we fail to meet any of the Nasdaq Stock Market’s listing standards, our Class A ordinary shares may be delisted. In addition, our board of directors may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. The delisting of our Class A ordinary shares from the Nasdaq Stock Market could significantly impair our future ability to raise capital and the value of your investment. There is no assurance that such application will be approved, and if our application is not approved by Nasdaq, this offering would not be completed.

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An active trading market for our Class A ordinary shares may not develop and the trading price for our Class A ordinary shares may fluctuate significantly.

We intend to list our Class A ordinary shares on the Nasdaq Stock Market. Prior to the completion of this offering, there has been no public market for our Class A ordinary shares, and we cannot assure you that a liquid public market for our Class A ordinary shares will develop. If an active public market for our Class A ordinary shares does not develop following the completion of this offering, the market price and liquidity of Class A ordinary shares may be materially and adversely affected. The initial public offering price for our Class A ordinary shares will be determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of our Class A ordinary shares after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of our Class A ordinary shares.

The trading price of our Class A ordinary shares could be subject to rapid and substantial volatility, which could result in substantial losses to investors.

The trading price of our Class A ordinary shares could be subject to rapid and substantial volatility and could fluctuate widely due to factors beyond our control, due to a broad range of market and industry factors, such as the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our Class A ordinary shares, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our Class A ordinary shares may be highly volatile for factors specific to our own operations, including the following:

●	variations in our income, earnings and cash flow;

●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

●	announcements of new solutions and expansions by us or our competitors;

●	changes in financial estimates by securities analysts;

●	detrimental adverse publicity about us, our services or our industry;

●	additions or departures of key personnel;

●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

●	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our Class A ordinary shares will trade. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings in recent years, including, in some cases, substantial declines in the trading prices of their securities. The trading performances of these companies’ securities after their offerings may affect the attitudes of investors towards Chinese companies listed in the United States in general, which consequently may impact the trading performance of the Class A ordinary shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in any inappropriate activities. In particular, the global financial crisis, the ensuing economic recessions and deterioration in the credit market in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets.

Moreover, there have been recent instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, particularly among companies with relatively smaller public floats. As we expect to have a relatively small public float after the completion of this offering, we may experience greater stock price volatility, including aggressive price run-ups and declines, lower trading volume and less liquidity, compared with companies with larger public floats. In particular, our Class A ordinary shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock run-up, may be unrelated to our actual or expected operating performance, financial condition or prospects, and industry, market or economic factors, which makes it difficult for prospective investors to assess such rapidly changing value of our Class A ordinary shares. In addition, if the trading volumes of our Class A ordinary shares are low, persons buying or selling in relatively small quantities may easily influence the price of our Class A ordinary shares. This low volume of trades could also cause the price of our Class A ordinary shares to fluctuate significantly, with large percentage changes in price occurring in any trading day session. Holders of our Class A ordinary shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to such low-volume trading. As a result of such volatility, investors may experience losses on their investment in our Class A ordinary shares. Such volatility could also adversely affect our ability to issue additional Class A ordinary shares or other securities and our ability to obtain additional financing in the future. Furthermore, the potential extreme volatility may confuse the public investors of the value of our Class A ordinary shares, distort the market perception of the price of our Class A ordinary shares, our financial performance and public image, and negatively affect the long-term liquidity of our Class A ordinary shares, regardless of our actual or expected operating performance.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We are an emerging growth company within the meaning of the Securities Act of 1933 and may take advantage of certain reduced reporting requirements. We cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A ordinary shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

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The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies, and as a result of this election our financial statements may not be comparable to those of companies that comply with public company effective dates, including other emerging growth companies that have not made this election.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon the completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq Stock Market, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly.

As a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against companies following periods of instability in the market price of those companies’ securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

In addition, after we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

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●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD; and

●	certain audit committee independence requirements in Rule 10A-3 of the Exchange Act.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results and material events as press releases, distributed pursuant to the rules and regulations of the Nasdaq Stock Market and furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

The sale or availability for sale of substantial amounts of our Class A ordinary shares could adversely affect their market price.

Sales of substantial amounts of our Class A ordinary shares in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our Class A ordinary shares and could materially impair our ability to raise capital through equity offerings in the future. The Class A ordinary shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. There will be Class A ordinary shares outstanding immediately after this offering, if the underwriters exercise their option to purchase additional Class A ordinary shares in full. In connection with this offering, [our directors and officers and holders of more than 5% of our issued and outstanding shares as of the effective date of this registration statement] will enter into customary “lock-up” agreements in favor of the underwriters for a period of 180 days from the date of this prospectus. We [have agreed] with the underwriters that, for a period of 180 days from the date of this prospectus, we, our directors and officers, and certain existing shareholders, subject to certain exceptions, will not offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, lend or otherwise dispose of, except in this offering, any of our Class A ordinary shares or securities that are substantially similar to our Class A ordinary shares, without the prior written consent of the representative of the underwriters. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our Class A ordinary shares. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

Techniques employed by short sellers may drive down the market price of our Class A ordinary shares.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies listed in the United States that have a substantial majority of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

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We may be the subject of unfavorable allegations made by short sellers in the future. Any such allegations may be followed by periods of instability in the market price of our Class A ordinary shares and negative publicity. If and when we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable federal or state law or issues of commercial confidentiality. Such situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business and shareholders’ equity, and the value of any investment in our Class A ordinary shares could be greatly reduced or rendered worthless.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares may view as beneficial.

We adopt a dual-class voting structure, and our ordinary shares are divided into Class A ordinary shares of a nominal or par value of US$0.0001 each and Class B ordinary shares of a nominal or par value of US$0.0001 each. Each Class A ordinary share shall entitle the holder thereof to one vote on all matters subject to vote at general meetings of our company, while each Class B ordinary share shall entitle the holder thereof to 20 votes on all matters subject to vote at general meetings of our company. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. [Under our post-offering articles of association, upon any sale, transfer, assignment or disposition of any Class B ordinary share by a shareholder to any person or entity who or which is not the founder or an affiliate of the founder, or upon a change of control of any Class B ordinary share to any person or entity who or which is not the founder or an affiliate of the founder, such Class B ordinary share shall be automatically and immediately converted into the same number of Class A ordinary share unless the holder of the Class B ordinary shares and the board of directors of the Company consent in writing to the retention of Class B ordinary shares status by the transferee]. After this offering, the holder of Class B ordinary shares will have the ability to control matters requiring shareholders’ approval, including any amendment of our memorandum and articles of association. Any future issuances of Class B ordinary shares may be dilutive to the voting power of holders of Class A ordinary shares. Any conversions of Class B ordinary shares into Class A ordinary shares may dilute the percentage ownership of the existing holders of Class A ordinary shares within their class of ordinary shares. Such conversions may increase the aggregate voting power of the existing holders of Class A ordinary shares.

Upon the completion of this offering, our shareholder Oriental Brilliance Investment Limited, will beneficially own             % of our then issued and outstanding Class A ordinary shares and 66.7% of our issued and outstanding Class B ordinary shares, which together will constitute                % of our then issued and outstanding total share capital and will be able to exercise                 % of the aggregate voting power of our total issued and outstanding share capital immediately after the completion of this offering due to the disparate voting powers associated with our dual-class voting structure, assuming the underwriters do not exercise their option to purchase additional Class A ordinary shares. As a result of such dual-class voting structure and the concentration of ownership, the holder of our Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holder may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A ordinary shares. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of our Class A ordinary shares and Class A ordinary shares may view as beneficial. Our post-offering memorandum and articles of association do not include the sunset provisions to limit the lifespan of the Class B ordinary shares (meaning the high-vote feature of our Class B ordinary shares may persist indefinitely). The death of the ultimate beneficial owner of our Class B ordinary shares or intra-family transfers of Class B ordinary shares would not require conversion of the Class B ordinary shares. Furthermore, should the Company decide to issue additional ordinary shares in the future, the one-to-twenty voting ratio between the two classes of our ordinary shares will result in further dilutive effect on the holders of Class A ordinary shares.

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Our dual-class voting structure may render our Class A ordinary shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of our Class A ordinary shares.

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of our Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class A ordinary shares. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A ordinary shares.

We will be a “controlled company” within the meaning of the Nasdaq Stock Market listing rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We will be a “controlled company” as defined under the Nasdaq Stock Market listing rules because our largest shareholder, Oriental Brilliance Investment Limited, in which our chairman of the board of directors and chief executive officer, Mr. Chan Chor Koon and our director and chief operating officer, Ms. Chong Siu Nuen, respectively own 50.0% and 50.0% of the equity interests, will beneficially own              % of our issued and outstanding Class A ordinary shares and 66.7% of our issued and outstanding Class B ordinary shares and will be able to exercise              % of the aggregate voting power of our issued and outstanding share capital immediately after the consummation of this offering, assuming the underwriters do not exercise their option to purchase additional Class A ordinary shares.

Pursuant to our post-offering memorandum and articles of association, an ordinary resolution to be passed at a shareholders’ meeting requires the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or, in the case of any shareholder being a corporation, by its duly authorized representative or, where proxies are allowed, by proxy at a general meeting of which notice has been duly given, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or, in the case of such shareholders as are corporations, by their duly authorized representatives or, where proxies are allowed, by proxy at a general meeting of which notice has been duly given. A special resolution will be required for important matters such as making changes to our memorandum and articles of association. As a result, Oriental Brilliance Investment Limited will have the ability to control or significantly influence the outcome of matters requiring approval by our shareholders; however, the voting decisions with respect to the securities held by Oriental Brilliance Investment Limited are made by shareholders in accordance with its articles of association, and none of whom individually has the power to direct such decision. In addition, for so long as we remain a controlled company under that definition, we are permitted to elect to rely on, and may rely on, certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors. We do not currently plan to utilize the exemptions available for controlled companies after we complete this offering. If we cease to be a foreign private issuer or if we cannot rely on the home country governance practice exemptions for any reason, we may decide to invoke the exemptions available for a controlled company as long as we remain a controlled company. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

We have no prior experience in operating as a public company.

We have no prior experience in conducting our operations as a public company. Upon the completion of this offering, we will become a public company and may face enhanced administrative and compliance requirements, which may result in substantial costs. The majority of our current directors and executive officers have no experience in operating a U.S. public company, which makes our ability to comply with applicable laws, rules and regulations uncertain. Any failure to comply with all laws, rules and regulations applicable to U.S. public companies could subject us or our management to regulatory scrutiny or sanction, which could harm our reputation and share price.

Because the initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase Class A ordinary shares in this offering, you will pay more for each share than the corresponding amount paid by existing shareholders for their ordinary shares. As a result, you will experience immediate and substantial dilution of approximately US$            per ordinary share. This number represents the difference between (i) our net tangible book value per share of US$0.22 as of March 31, 2025, after giving effect to this offering, and (ii) the assumed initial public offering price of US$             per ordinary share, the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus. See “Dilution” for a more complete description of how the value of your investment in our Class A ordinary shares will be diluted upon the completion of this offering.

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Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of the Class A ordinary shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Class A ordinary shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A ordinary shares will likely depend entirely upon any future price appreciation of our Class A ordinary shares. There is no guarantee that our Class A ordinary shares will appreciate in value after this offering or even maintain the price at which you purchased such Class A ordinary shares. You may not realize a return on your investment in our Class A ordinary shares.

We have not determined a specific use for a portion of the net proceeds from this offering, and we may use these proceeds in ways with which you may not agree.

We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that will improve our results of operations or increase the price of our Class A ordinary shares, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company with limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (as revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than our memorandum and articles of association, our register of mortgages and charges and a list of our directors) or to obtain copies of lists of shareholders of these companies. Our directors will have discretion under our post-offering articles of association, which is expected to be effective immediately prior to completion of this offering, to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

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Certain corporate governance practices in the Cayman Islands, which is our home country, also differ significantly from requirements for companies incorporated in other jurisdictions such as the United States.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act (as revised) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital — Differences in Corporate Law.”

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices for corporate governance matters that differ significantly from the Nasdaq Stock Market corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the corporate governance listing standards.

As a Cayman Islands exempted company to be listed on the Nasdaq Stock Market, we will be subject to the Nasdaq Stock Market listing standards, which require listed companies to have, among other things, a majority of their board members to be independent and independent director oversight of executive compensation and nomination of directors. However, the Nasdaq Stock Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market listing standards.

We are permitted to elect to rely on home country practice to be exempted from the corporate governance requirements. If we choose to follow home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy if we complied fully with the Nasdaq Stock Market listing standards.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company, and all of our assets are located outside of the United States. In addition, a majority of our directors and officers are nationals and residents of jurisdictions other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the PRC laws and the laws of the Cayman Islands may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

There can be no assurance that we will not be a passive foreign investment company in any taxable year, which could result in significant adverse U.S. federal income tax consequences to U.S. investors investing in our Class A ordinary shares.

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of our gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles are generally taken into account when determining the value of its assets. Based upon our current and expected income and assets, including goodwill and other unbooked intangibles not reflected on our balance sheet (taking into account the expected proceeds from this offering) and projections as to the market price of our Class A ordinary shares immediately following the offering, we do not expect to be classified as a PFIC for the current taxable year or the foreseeable future.

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While we do not expect to be classified as a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our Class A ordinary shares, fluctuations in the market price of our Class A ordinary shares may cause us to be classified as a PFIC for the current or subsequent taxable years. The determination of whether we will be classified as a PFIC will also depend, in part, on the composition of our income and assets. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. It is also possible that the U.S. Internal Revenue Service, or the IRS, could challenge our classification of certain income and assets as non-passive, which could result in our company being or becoming a PFIC for the current or future taxable years. Because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Taxation — United States Federal Income Tax Considerations”) may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of the Class A ordinary shares and on the receipt of distributions on the ordinary shares to the extent such distribution is treated as an “excess distribution” under the U.S. federal income tax rules, and such U.S. Holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our Class A ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our Class A ordinary shares, unless we were to cease to be a PFIC and the U.S. Holder were to make a “deemed sale” election with respect to the Class A ordinary shares. For more information see “Taxation — U.S. Federal Income Tax Considerations — PFIC Rules.”

Our post-offering memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A ordinary shares.

We will conditionally adopt a post-offering memorandum and articles of association that will become effective immediately prior to the completion of this offering. Our post-offering memorandum and articles of association contain provisions to limit the ability of others to acquire control of our Company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our Company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more classes or series and to fix their designations, powers, preferences, and relative participating, optional and other rights, if any, and the qualifications, limitations or restrictions thereof, if any, including without limitation, the number of shares constituting each such class or series, dividend rights, conversion rights, redemption privileges, voting powers, full or limited or no voting powers and liquidation preferences and to increase or decrease the size of any such class or series (but not below the number of shares of any class or series of preferred shares then outstanding) to the extent permitted by the Companies Act (as revised). Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our Company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our Class A ordinary shares may fall and the voting and other rights of the holders of our Class A ordinary shares may be materially and adversely affected.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

AND INDUSTRY DATA

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and “Regulations.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our business and operating strategies and our various measures to implement such strategies;

●	our future business development, financial condition and results of operations;

●	the expected growth of the industry of digital marketing solutions and SaaS platforms in Asia-Pacific;

●	our expectations regarding demand for and market acceptance of our solutions, services and SaaS platforms;

●	our expectations regarding our bases of customers;

●	changes in political and economic conditions and competition in the area in which we operate, including a downturn in the general economy;

●	competition in our industry; and

●	relevant government policies and regulations relating to our industry.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results or performance may be materially different from what we expect.

This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The markets for the digital marketing solutions, marketing AI SaaS platforms and metaverse marketplace services may not grow at the rate projected by such market data, or at all. Failure of this industry to grow at the projected rate may have a material and adverse effect on our business and the market price of our Class A ordinary shares. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

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USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$             million, or approximately US$            million if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and the estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of US$             per ordinary share, the midpoint of the price range shown on the front cover page of this prospectus. A US$1.00 increase (decrease) in the assumed initial public offering price of US$            per ordinary share would increase (decrease) the net proceeds to us from this offering by US$            million, assuming the underwriters do not exercise their over-allotment option to purchase additional Class A ordinary shares and the number of Class A ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

The primary purposes of this offering are to create a public market for our Class A ordinary shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives, and obtain additional capital. We plan to use the net proceeds of this offering as follows:

●	approximately 35%, or approximately US$, for investment in R&D and further optimization of our Al capabilities;

●	approximately 10%, or approximately US$, for retaining and expanding customer and user base to enable continuous up-selling and cross-selling;

●	approximately 30%, or approximately US$, for selectively pursuing strategic investments, acquisitions, and partnership opportunities, although we have not identified any specific investments or acquisition opportunities at this time;

●	approximately 15%, or approximately US$, for expanding into Asia Pacific and middle east markets; and

●	approximately 10%, or approximately US$, for general corporate and working capital purposes.

Based on our current operating plan, we believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will enable us to fund our planned operating expenses and capital expenditures through the next 12 months. The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have broad discretion in the application of our net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of these proceeds. See “Risk Factors — Risks Relating to Our Class A Ordinary Shares and This Offering — We have not determined a specific use for a portion of the net proceeds from this offering, and we may use these proceeds in ways with which you may not agree.”

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DIVIDEND POLICY

Our board of directors has discretion as to whether and when to distribute dividends, subject to certain requirements of Cayman Islands law. Under Cayman Islands law, a Cayman Islands exempted company may pay a dividend out of either profits or share premium account, provided that in no circumstances may a dividend be paid if, immediately following the date on which the dividend is proposed to be paid, it would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency, and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, and other factors that the board of directors may deem relevant.

Other than the cash dividend of approximately US$4.4 million declared by our subsidiary, AsiaPac HK, to its then shareholders in March 2025, we have not previously declared or paid cash dividends in the fiscal years ended March 31, 2025 and 2024, and up to the date of this prospectus, and we have no plan to declare or pay any dividends in the near future on our shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

AsiaPac AdTechinno Group Limited is a holding company incorporated in the Cayman Islands, and may rely on dividends from our subsidiaries for our cash requirements, including any payment of dividends to our shareholders. The ability of our subsidiaries to pay dividends to us, however, may be restricted by the debt they incur on their own behalf and/or laws and regulations applicable to them. PRC regulations may restrict the ability of our subsidiaries in mainland China to pay dividends to us. Currently, there are no significant restrictions of transferring funds between the Cayman Islands holding company and its subsidiaries in Hong Kong, Taiwan, Macau, Japan, South Korea, Singapore, Malaysia, Thailand, Vietnam, and Indonesia, and there are no significant restrictions on foreign exchange or our ability to transfer cash between entities within our group, across borders, or to U.S. investors; however, if certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future, were to become applicable to our operating subsidiary in Hong Kong, and to the extent our cash or assets in the business is in Hong Kong or a Hong Kong entity, such funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations by the PRC government on our and our operating subsidiaries’ ability to transfer funds or assets.

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CAPITALIZATION

The following table sets forth our capitalization, as of March 31, 2025 as follows:

●	on an actual basis, which has reflected the issuance of 21,600,000 Class A ordinary shares and 3,600,000 Class B ordinary shares by us for the reorganization in October 2025; and

●	On a pro forma as adjusted basis to reflect the issuance and sale of Class A ordinary shares by us in this offering at an assumed initial public offering price of US$ per ordinary share, the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise their option to purchase additional Class A ordinary shares.

You should read this table together with the consolidated financial statements and related notes, and the sections titled “Summary Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that are included in this prospectus.

	As of March 31, 2025
	Actual	Pro Forma As Adjusted(1)
	US$	US$

Short-term borrowings	531,075
Shareholders’ Equity:
Ordinary Shares, par value US$0.0001 per share, 160,000,000 Class A ordinary shares and 40,000,000 Class B ordinary shares authorized, 21,600,000 Class A ordinary shares and 3,600,000 Class B ordinary shares issued and outstanding	2,520
Subscription receivables	(2,520)
Additional paid-in capital	708,699
Statutory reserves	21,457
Retained earnings	8,651,169
Accumulated other comprehensive loss	(160,807)
Total AsiaPac AdTechinno Group Limited shareholders’ equity	9,220,518
Non-controlling interests	(168)
Total shareholders’ equity	9,220,350

(1)	Reflects the sale of Class A ordinary shares in this offering at an assumed initial public offering price of US$ per share, the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus and after deducting the estimated underwriting discounts and estimated offering expenses payable by us, assuming that the option to purchase additional Class A ordinary shares has not been exercised. The pro forma as adjusted information is for illustrative purposes only.

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DILUTION

If you invest in our Class A ordinary shares, your interest will be diluted to the extent of the difference between the initial public offering price per share and our net tangible book value per ordinary share after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently issued and outstanding Class A ordinary shares.

Our net tangible book value as of March 31, 2025 was approximately US$5.4 million, or US$0.22 per ordinary share. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price of US$ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in net tangible book value after March 31, 2025, other than to give effect to the sale of Class A ordinary shares offered in this offering at the assumed initial public offering price of US$             per share, the midpoint of the estimated range of the offering price, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2025 would have been approximately US$             million, or US$             per ordinary share. This represents an immediate increase in net tangible book value of US$             per ordinary share to the existing shareholders and an immediate dilution in net tangible book value of US$             per ordinary share to investors purchasing Class A ordinary shares in this offering. The following table illustrates such dilution:

Per Ordinary Share
(US$)
Assumed initial public offering price
Net tangible book value as of March 31, 2025	$5,422,459
Pro forma net tangible book value
Pro forma as adjusted net tangible book value after giving effect to this offering
Amount of dilution in net tangible book value to new investors in this offering

A US$1.00 change in the assumed public offering price of US$             per share would increase (decrease), in the case of an increase (decrease), our pro forma as adjusted net tangible book value after giving effect to this offering by approximately US$             million, the pro forma as adjusted net tangible book value per ordinary share after giving effect to this offering by US$             per ordinary share, and the dilution in pro forma as adjusted net tangible book value per ordinary share to new investors in this offering by US$             per ordinary share, assuming no change to the number of Class A ordinary shares offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

The following table summarizes, on a pro forma as adjusted basis as of March 31, 2025, the differences between existing shareholders and the new investors with respect to the number of Class A ordinary shares purchased from us in this offering, the total consideration paid and the average price per ordinary share paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of Class A ordinary shares does not include those shares issuable upon the exercise of the over-allotment option granted to the underwriters.

	Ordinary Shares Purchased		Total Consideration			Average Price Per Ordinary
	Number	Percent	Amount	Percent		Share
Existing shareholders			US$		%	US$
New investors			US$		%	US$
Total			US$	100.0%

The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our Class A ordinary shares and other terms of this offering determined at pricing.

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ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

●	political and economic stability;

●	an effective judicial system;

●	a favorable tax system;

●	the absence of exchange control or currency restrictions; and

●	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include but are not limited to:

●	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States; and

●	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our operations are conducted through our subsidiaries, and the majority of our assets are located in Hong Kong. All of our directors and executive officers are located in Hong Kong and are nationals or residents of jurisdictions other than the United States, and a substantial portion of their assets are located outside the United States. As a result, it would be difficult to impose liabilities on these individuals. Specifically, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, or to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors.

We have appointed             , located at             , as our agent to receive service of process with respect to any action brought against us under the securities laws of the United States.

Cayman Islands

We have been advised by Conyers Dill & Pearman, our Cayman Islands legal counsel, that there is uncertainty as to whether the courts of the Cayman Islands would:

●	recognize or enforce judgments of courts of the United States against us or our directors or officers predicated upon the civil liability provisions of securities laws of the United States or any state in the United States; and

●	entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

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We have been advised by Conyers Dill & Pearman that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States, the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts of the United States against the Company under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.

Hong Kong

There is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

In Hong Kong, there is a statutory registration scheme for foreign judgments under the Foreign Judgments (Reciprocal Enforcement) Ordinance (Chapter 319 of the Laws of Hong Kong) (the “FJREO”). However, the application of the FJREO is limited to judgments entered in designated jurisdictions, which currently include: Australia and Australian external territories, Republic of Austria, Belgium, Bermuda, Brunei, France, Federal Republic of Germany, India, Israel, Republic of Italy, Malaysia, Kingdom of The Netherlands, New Zealand, and Singapore and Sri Lanka. Therefore, judgments of United States courts cannot be directly enforced in Hong Kong in accordance with the FJREO.

With respect to foreign judgments that may not be registered under the FJREO, the common law permits an action to be brought upon a foreign judgment. In other words, a foreign judgment itself may form the basis of a cause of action, but it is subject to various conditions. A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be forced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (i) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty) and (ii) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.

Hong Kong has no other arrangement for the reciprocal enforcement of judgments with the United States.

As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States.

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CORPORATE HISTORY AND STRUCTURE

Our Corporate History and Structure

We commenced our business in January 1996, through Advance Leader International Limited, which had changed its legal name to AsiaPac Net Magazine Limited in July 1996, and further to AsiaPac Net Media Limited (“AsiaPac HK”) in September 1998. The following is a summary of our key business milestones:

Year	Milestone
2005	We started to provide all-arounded digital marketing solutions.

2013	We started to provide digital marketing solutions in Taiwan.

2018	We started to develop marketing AI SaaS platforms.

2025	We launched SaaS platforms, including KOOLER AI in May 2025, OptAdEasy in July 2025, Kolsify in September 2025.

To facilitate our offshore financing, in June 2025, we incorporated AsiaPac AdTechinno Group Limited, or the Parent, under the laws of the Cayman Islands as our offshore holding company. In July 2025, through the Parent, we established AsiaPac AdTechinno Investment Limited (“AsiaPac BVI”), a wholly-owned subsidiary in the British Virgin Islands. In July 2025, AsiaPac Net Media Limited (“AsiaPac HK”) allotted and issued 9,700 ordinary shares to AsiaPac BVI, whereby AsiaPac BVI acquired 97% of the equity interests in AsiaPac HK. In October 2025, AsiaPac BVI acquired the remaining 3% equity interests held by the three individual shareholders including Mr. Chan Chor Koon, Ms. Chong Siu Nuen and Mr. Chan Chor Wai in AsiaPac HK, resulting in AsiaPac BVI holding 100% of the equity interests in AsiaPac HK.

For additional information on our corporate history and reorganization, please see Note 1 to our Consolidated Financial Statements included elsewhere in this prospectus.

The following diagram illustrates our corporate structure, including our subsidiaries, as of the date of this prospectus:

Note:

(1)	AsiaPac Net Media Limited Taiwan Branch is not an independent legal entity but an extension of AsiaPac Net Media Limited in Taiwan.

The following diagram illustrates our corporate structure, including our principal subsidiaries, following the completion of this offering:

Note:

(1)	AsiaPac Net Media Limited Taiwan Branch is not an independent legal entity but an extension of AsiaPac Net Media Limited in Taiwan.

AsiaPac AdTechinno Group Limited, or the Parent, is not a Chinese operating company but a Cayman Islands holding company with operations conducted by its subsidiaries. Our corporate structure does not involve any variable interest entities in China. Investors purchasing our Class A ordinary shares in this initial public offering are purchasing equity securities of the Cayman Islands holding company and are not purchasing equity securities of our subsidiaries. As a holding company with no material operations of its own, our operations are primarily conducted through our Hong Kong subsidiaries with our headquarter in Hong Kong, and such structure involves unique risks to investors, as the PRC government may exercise significant influence and discretion over the conduct of our business and may intervene in or influence our operations at any time. If certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future, were to become applicable to our operating subsidiary in Hong Kong, and to the extent our cash or assets in the business is in Hong Kong or a Hong Kong entity, such funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations by the PRC government on our and our operating subsidiaries’ ability to transfer funds or assets. See “Risk Factors — Risks Relating to Doing Business in Hong Kong and Mainland China — Our headquarter is in Hong Kong with limited operations in mainland China. However, due to the long arm provisions under the current laws and regulations of mainland China, the government of mainland China may exert substantial influence and discretion over the conduct of our business and may intervene in or influence our operations at any time. If we were to become subject to such direct influence and discretion, it may result in a material change in our operations and/or the value of our Class A ordinary shares, which would materially affect the interest of the investors.”

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with the consolidated financial statements and the notes to those statements included elsewhere in this prospectus. The discussion in this prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. The cautionary statements made in this prospectus should be read as applying to all related forward-looking statements wherever they appear in this prospectus. Our actual results could differ materially from those discussed here. Factors that could cause or contribute to these differences include those discussed in “Risk Factors,” as well as those discussed elsewhere. See “Risk Factors” and “Special Note Regarding Forward-Looking Statements and Industry Data.”

Overview

Headquartered in Hong Kong, we are an AI-driven omnichannel digital marketing technology company, providing integrated cross-border performance-based digital marketing solutions and services and marketing AI SaaS platforms. Founded in 1996, we have expanded our global footprints through 14 local offices across 11 Asia-Pacific countries and regions, including Hong Kong, Taiwan, Macau, Mainland China, Japan, South Korea, Singapore, Malaysia, Thailand, Vietnam, and Indonesia. In 2018, we started to develop marketing AI SaaS platforms and leverage these intelligent platforms to provide comprehensive digital marketing solutions for global customers’ business growth. According to Frost & Sullivan, we are a leading AI-driven omnichannel digital marketing technology company in Asia-Pacific, and were the largest digital marketing solutions provider in Hong Kong in terms of revenue in 2024.

We primarily generate revenues from rendering AI-driven digital marketing solutions and marketing SaaS platforms:

(i)	Digital marketing solutions, which primarily include marketing solutions for our customers’ inbound and outbound marketing activities. Our customers typically include global and local brand owners. For our advertisement solution services, we provide a comprehensive range of data-driven, tailor-made marketing solutions through the delivery of campaign key performance indicators (e.g., spending, number of clicks, impressions, true views, etc.) and charge service fees; while for account top-up services, we facilitate customer account top-ups by charging service fees.

(ii)	SaaS platforms, which primarily include subscription fees and service charges for using advanced features on our SaaS platforms. Our customers typically include brand owners, content creators and marketing agents. We have launched (a) OptAdEasy, an AI-powered cross-channel advertising management platform, (b) KOOLER AI, an AI-driven influencer management platform, and (c) Kolsify, a go-to AI platform for avatar and content creation, all of which are aimed to enable effective and efficient marketing management for different scenarios. We did not generate any revenue from this service for the fiscal years ended March 31, 2025 and 2024.

The success of our solutions and services is evidenced by our strong, diverse and loyal customer base from a broad range of industry verticals, including banking and finance, travel, hospitality and property, fashion and accessories, beauty and skincare, healthcare, retail and food, homeware and household, FMCG, arts and entertainment, education, technology and software, automotive. For the fiscal years ended March 31, 2025 and 2024, we provided digital marketing solutions to 1,124 and 1,170 customers, respectively, with the average revenue per advertising customer being US$34,642 and US$29,158, respectively. Of these customers, 37.7% and 35.3% were new customers for the fiscal years ended March 31, 2025 and 2024, respectively, while 62.3% and 64.7% were renewing customers. As a result, we have achieved steady growth over years of operations. Our revenues amounted to US$38.9 million and US$34.1 million for the fiscal years ended March 31, 2025 and 2024, respectively.

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Key Factors that Affect Our Results of Operations

Growth of the Digital Marketing Market

The growth of our business has been driven by the overall growth of digital marketing market and marketing SaaS market in APAC and Hong Kong. The market size of digital marketing in APAC reached US$347.2 billion in 2024 with a CAGR of 11.4% from 2020 and it is expected to reach US$564.1 billion in 2029 at a CAGR of 10.2% from 2024. Across APAC markets, the digital marketing market in Hong Kong increased from approximately US$1.9 billion to approximately US$2.9 billion in 2024 with a CAGR of 10.6% from 2020, and is expected to further reach US$4.3 billion in 2029, growing at a CAGR of 8.4% from 2024. Our revenue from online and offline advertisement solution services, which represented a substantial part of our revenue increased from US$34.1 million in fiscal year 2024 to US$38.9 million in fiscal year 2025.

In addition, the Asia-Pacific region marketing SaaS market is expanding at a rapid pace. From 2020 to 2024, the marketing SaaS market in Asia-Pacific soared from approximately US$5.5 billion to approximately US$11.5 billion, with a robust CAGR of approximately 20.3%. Across APAC markets, Hong Kong’s marketing SaaS market marked by its international orientation and market diversity, arrived at approximately US$91.0 million in 2024 with a CAGR of 19.1%, and is projected to hit approximately US$171.0 million in 2029 at a CAGR of 13.5%. Moreover, according to Frost & Sullivan, driven by the incorporation of artificial intelligence, generative algorithms, and blockchain technologies into marketing SaaS platforms, the market size of marketing SaaS market has been increased in the past few years and is also expected to grow in the future with technological innovation.

If the growth rate of the markets in which we operate falls short of expectations, our past performance may not necessarily indicate future results. Furthermore, if we are unable to effectively compete with other market participants, we may lose customers, media publishers, or other business partners, potentially leading to a decline in revenue.

Our Ability to Optimize Customer Base and Increase Customer Spending

Our growth and profitability are dependent upon our ability to optimize customer base and increase customer spending. For the fiscal years ended March 31, 2025 and 2024, we provided digital marketing solutions to 1,124 and 1,170 customers, respectively, with the average revenue per advertising customer being US$34,642 and US$29,158, respectively. This growth demonstrates the stickiness of our solutions, services and platforms and our capability in addressing customers’ needs through tailored solution offerings.

Our ability to further increase customer base depends on whether our services and solutions can effectively address customers’ evolving and diverse needs in high quality and cost-efficient manner. We commit to delivering effective solutions and services supported by strong R&D capabilities and proprietary technologies, building a diverse and loyal customer base across multiple industries.

Our Ability to Strengthen Our R&D Capabilities

Our results of operations depend upon our ability to strengthen our R&D capabilities, including applying data analytical technologies extensively throughout our solutions and services and continuously developing market AI SaaS platforms. Leveraging big data analytics, we are able to track and analyze advertising performance of brand owners, as well as the performance of their competitors, enabling brand owners to optimize bids and refine keyword targeting. By continually refining our big data analytics, we are able to capture the latest behavior of the audience set and the latest advertising performance trends, addressing the evolving needs of our customers across different industries. As a result, we successfully improved the customers’ cost-per-conversion efficiency and maximized the overall effectiveness of the campaign. Furthermore, we have been developing marketing AI SaaS platforms since 2018 and have launched three AI-SaaS platforms, including KOOLER AI in May 2025, OptAdEasy in July 2025, Kolsify in September 2025, and plan to launch APHub in 2026. Leveraging our AI capabilities, we optimized data-driven campaign management for our customers and achieved marketing optimization.

We plan to continuously invest in cutting-edge technologies and platforms, which are built upon robust proprietary technologies and enhanced big data analytics, enabling high levels of automation, precision and scalability across marketing operations.

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Cost of Talent

We believe our future success depends on our ability to continue to attract, retain and motivate highly skilled employees, particularly employees with technical skills that enable us to deliver effective marketing solutions, and sales and marketing, and publisher development and support personnel with experience in digital marketing. Competition for these employees in our industry is intense. As a result, we may be unable to attract or retain these management, technical, sales and marketing and publisher development and support personnel who are critical to our success, resulting in harm to our key marketer and publisher relationships, loss of key information, expertise or proprietary knowledge and unanticipated recruitment and training costs. For the fiscal years ended March 31, 2025 and 2024, our staff cost accounted for a significant portion of our costs and operating expenses. If we fail to effectively hire and retain high-quality talent, or otherwise manage our staff costs, our business and results of operations will be adversely affected.

Discussion of Certain Balance Sheet Items

The following table sets forth certain selected consolidated balance sheet data as of March 31, 2025 and 2024.

	As of March 31,
	2025	2024
	US$	US$
Selected Consolidated Balance Sheet Data
Assets
Cash and cash equivalents	5,147,186	6,084,381
Accounts receivable, net	3,135,193	2,295,950
Advance to suppliers	811,961	33,280
Property and equipment, net	392,574	1,034,068
Intangible assets, net	3,797,891	2,584,498
Total assets	19,092,771	18,204,097

Liabilities and Shareholders’ Equity
Accounts payable	1,657,121	1,162,185
Short-term borrowings	531,075	-
Dividends payable	2,347,442	-
Total liabilities	9,872,421	6,985,337
Total shareholders’ equity	9,220,350	11,218,760
Total liabilities and shareholders’ equity	19,092,771	18,204,097

Cash and cash equivalents

Cash and cash equivalents decreased by 15.4%, or US$0.9 million, from US$6.1 million as of March 31, 2024 to US$5.1 million as of March 31, 2025. The decrease was primarily attributable to the increased working capital requirements, including higher accounts receivable and advance to suppliers in connection with business growth, as well as cash outflows related to dividend distributions during the fiscal year ended March 31, 2025.

Accounts receivable, net

Accounts receivable represent amounts due from customers for services delivered and for which we have an unconditional right to receive payment. As of March 31, 2025, accounts receivable, net increased by 36.6%, or US$0.8 million compared to March 31, 2024, primarily due to revenue growth in our online and offline advertising solution services.

Advance to suppliers

Advance to suppliers represents prepayments made to suppliers for media placement services. As of March 31, 2025, advance to suppliers increased by 2,339.8%, or US$0.8 million compared to March 31, 2024, primarily due to an increased level of media placement services subject to advance payment requirements under their contractual arrangements. We generally receive the corresponding services within one year from the date of payment.

Property and equipment, net

Property and equipment, net consist of electronics and office equipment, leasehold improvements and buildings. As of March 31, 2025, property and equipment, net decreased by 62.0%, or US$0.6 million compared to March 31, 2024, primarily due to the disposal of a building.

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Intangible assets, net

Intangible assets, net primarily consist of capitalized internal-use software costs in connection with the development of our AI-SaaS platforms. As of March 31, 2025, intangible assets, net, increased by 46.9%, or US$1.2 million compared to March 31, 2024. This increase was primarily due to the continuous software development activities throughout the fiscal year ended March 31, 2025.

Accounts payable

Accounts payable represent amounts owed to suppliers for services received in the ordinary course of business. As of March 31, 2025, accounts payable increased by 42.6%, or US$0.5 million compared to March 31, 2024, primarily driven by expanded procurement of digital advertising services across third-party search engines and social media platforms.

Short-term borrowings

Short-term borrowings represent borrowings from the Hongkong and Shanghai Banking Corporation Limited. As of March 31, 2025, short-term borrowings amounted to US$0.5 million, compared to nil as of March 31, 2024, primarily due to newly raised bank borrowings during the fiscal year ended March 31, 2025.

Dividends payable

During the year ended March 31, 2025, AsiaPac HK declared cash dividends of US$4,397,232 to Mr. Chan Chor Wai, Mr. Chan Chor Koon and Ms. Chong Siu Nuen. Of this amount, US$1,528,261 was settled in cash and US$519,816 was offset against amounts due from these related parties, with the remaining amount was recorded as dividends payable in our consolidated balance sheet as of March 31, 2025. And no dividends were declared during the fiscal year ended March 31, 2024.

Key Components of Results of Operations

Revenues, net

Our revenues are derived from the provision of digital marketing services, primarily consisting of (i) online and offline advertisement solution services and (ii) account top-up services. For the years ended March 31, 2025 and 2024, our total revenues were US$38.9 million and US$34.1 million, respectively. The following table sets forth a breakdown of our revenues, in absolute amounts and as percentages of total revenues, for the periods indicated.

	For the Fiscal Years Ended March 31,				Variance
	2025		2024		Amount	Percentage
	US$	%	US$	%	US$	%
Revenues, net
Online and offline advertisement solution services	38,920,187	100.0	34,068,310	99.9	4,851,877	14.2
Account top-up services	17,146	0.0	46,966	0.1	(29,820)	(63.5)
Total revenues, net	38,937,333	100.0	34,115,276	100.0	4,822,057	14.1

Cost of revenues

Our cost of revenues consists of (i) advertising costs, which mainly represent channel fees paid to third-party search engine platforms and social media platforms, expenses for purchasing offline advertising spaces, and payments to KOLs for marketing services, (ii) salaries and related expenses for personnel directly involved in delivery of services to customers and (iii) allocation of indirect costs such as corporate overhead. For the years ended March 31, 2025 and 2024, our total cost of revenues was US$28.8 million and US$24.0 million, respectively. The following table sets forth a breakdown of our cost of revenues presented by cost categories, in absolute amounts and as percentages of total revenues, for the periods indicated.

	For the Fiscal Years Ended March 31,				Variance
	2025		2024		Amount	Percentage
	US$	%	US$	%	US$	%
Cost of revenues
Advertising costs	23,741,357	61.0	19,851,926	58.2	3,889,431	19.6
Staff costs	4,652,355	11.9	3,860,029	11.3	792,326	20.5
Corporate overhead	381,718	1.0	309,346	0.9	72,372	23.4
Total cost of revenues	28,775,430	73.9	24,021,301	70.4	4,754,129	19.8

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Gross profit and gross profit margin

Gross profit represents revenues less cost of revenues. Gross profit margin represents gross profit as a percentage of our revenues. For the years ended March 31, 2025 and 2024, our gross profit was US$10.2 million and US$10.1 million, with a gross margin of 26.1% and 29.6%, respectively. Our gross profit is primarily affected by our ability to generate revenues and the fluctuation of our cost of revenues.

Operating expenses

Selling and marketing expenses

Our selling and marketing expenses primarily consist of (i) staff costs for sales personnels, (ii) advertising and marketing expenses, and (iii) rental expenses. Our selling and marketing expenses accounted for 10.0% and 9.2% of our total revenues for the years ended March 31, 2025 and 2024, respectively. We expect our overall selling and marketing expenses to increase in the foreseeable future and facilitate the growth of our business, especially when we continue to expand our business and promote our services to customers located in extended geographic areas.

General and administrative expenses

Our general and administrative expenses primarily consist of (i) staff costs for administrative personnels, (ii) rental expenses, (iii) office, utility and other expenses, (iv) depreciation and amortization expenses, and (v) other expenses related to daily general activities. General and administrative expenses were 9.8% and 9.6% of our revenues for the years ended March 31, 2025 and 2024, respectively. We expect our general and administrative expenses, including, but not limited to, salaries and business consulting expenses, to continue to increase in the foreseeable future, as we plan to hire additional personnel and incur additional expenses in connection with the expansion of our business operations. We expect our professional fees for legal, audit, and advisory services to increase as we become a public company upon the completion of this offering.

Research and development (“R&D”) expenses

Our R&D efforts primarily focus on developing and enhancing our AI-SaaS platforms to improve functionality and user experience. We continue to invest in R&D to strengthen our technology infrastructure and maintain competitiveness in the AI-driven software market. For the years ended March 31, 2025 and 2024, we capitalized software development costs of US$1.2 million for both years, reflecting our ongoing commitment to product innovation. Besides the capitalized portion, R&D expenses were US$0.5 million for both years, mainly comprising staff costs and outsourced service fees. We expect to continue investing in R&D activities to enhance automation, scalability, and AI integration across our platforms.

Other income

Our other income consists of interest income, other income, net and government grants.

Taxation

Cayman Islands

Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

The British Virgin Islands (“BVI”)

Our subsidiary incorporated in the BVI is not subject to tax on income or capital gain. In addition, payments of dividends by the subsidiary to shareholders are not subject to withholding tax in the BVI.

Hong Kong

According to Tax Amendment No. 3 Ordinance 2018 published by the Hong Kong government, effective April 1, 2018, under the two-tiered profits tax rates regime, the first HKD2,000,000 of profits of the qualifying group entity is taxed at 8.25%, and profits above HKD2,000,000 are taxed at 16.5%. Dividends paid by the subsidiaries incorporated in HK to their shareholders are not subject to withholding tax in Hong Kong.

Taiwan

Our subsidiaries and branch incorporated in Taiwan are subject to corporate income tax at the statutory rate of 20% on their taxable income derived from Taiwan.

PRC

Our subsidiaries, which are considered PRC resident enterprises under PRC Enterprise Income Tax Law (the “EIT Law”), are subject to enterprise income tax on their worldwide taxable income as determined under EIT Law and accounting standards at a rate of 25%.

Singapore

Our subsidiary, AdTech Innovation Pte. Limited, is incorporated in Singapore and is subject to corporate income tax at the statutory rate of 17% on its assessable profits generated from Singapore.

Others

Subsidiaries incorporated in other jurisdictions are subject to the respective applicable corporate income tax rates of the jurisdictions where they are resident.

Results of Operations

The following table sets forth a summary of our consolidated results of operations, and as a percentage of our revenues for the fiscal years ended March 31, 2025 and 2024, and presents information regarding amounts and percentage changes during those periods. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations in any period are not necessarily indicative of the results that may be expected for any future periods.

	For the Fiscal Year Ended March 31,				Variance
	2025		2024		Amount	Percentage
	US$	%	US$	%	US$	%
Revenues, net	38,937,333	100.0	34,115,276	100.0	4,822,057	14.1
Cost of revenues	(28,775,430)	(73.9)	(24,021,301)	(70.4)	(4,754,129)	19.8
Gross profit	10,161,903	26.1	10,093,975	29.6	67,928	0.7

Operating expenses:
Selling and marketing expenses	(3,888,597)	(10.0)	(3,129,784)	(9.2)	(758,813)	24.2
General and administrative expenses	(3,822,158)	(9.8)	(3,277,061)	(9.6)	(545,097)	16.6
Research and development expenses	(491,319)	(1.3)	(450,530)	(1.3)	(40,789)	9.1
Total operating expenses	(8,202,074)	(21.1)	(6,857,375)	(20.1)	(1,344,699)	19.6

Income from operations	1,959,829	5.0	3,236,600	9.5	(1,276,771)	(39.4)

Other income (expenses):
Interest income	37,696	0.1	30,878	0.1	6,818	22.1
Government grants	643,833	1.7	22,089	0.1	621,744	2,814.7
Other income, net	128,850	0.3	66,996	0.2	61,854	92.3
Total other income	810,379	2.1	119,963	0.4	690,416	575.5

Income before income taxes	2,770,208	7.1	3,356,563	9.9	(586,355)	(17.5)
Income tax expense	(314,239)	(0.8)	(278,338)	(0.8)	(35,901)	12.9
Net income	2,455,969	6.3	3,078,225	9.1	(622,256)	(20.2)

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Fiscal Year Ended March 31, 2025 Compared to Fiscal Year Ended March 31, 2024

Revenues, net

Digital marketing services

Revenues, net generated from different revenue streams consist of the following:

	For the Fiscal Year Ended March 31,				Variance
	2025		2024		Amount	Percentage
	US$	%	US$	%	US$	%
Revenues, net
Online and offline advertisement solution services	38,920,187	100.0	34,068,310	99.9	4,851,877	14.2
Account top-up services	17,146	0.0	46,966	0.1	(29,820)	(63.5)
Total revenues, net	38,937,333	100.0	34,115,276	100.0	4,822,057	14.1

Our total revenues were US$38.9 million and US$34.1 million for the fiscal years ended March 31, 2025 and 2024, respectively. For online and offline advertisement solution services, we recorded revenues of US$38.9 million for the fiscal year ended March 31, 2025, representing an increase of 14.2% from US$34.1 million for the fiscal year ended March 31, 2024. The increase in revenue was primarily driven by our strengthened collaboration with some major key customers, who, reflecting their confidence in us, placed orders for both online and offline advertising services, with campaigns spanning extended periods. The combination of deepened customer relationships and longer-term engagements was a key factor contributing to the overall growth in advertisement solution services revenue.

Revenues from account top-up services were US$0.02 million and US$0.05 million for the fiscal years ended March 31, 2025 and 2024, respectively, representing an immaterial portion of our total revenues.

In addition, we have continued to expand our footprint in other regions. We provide advertising services in multiple markets across East Asia and Southeast Asia, including Hong Kong, Taiwan, Macau, Japan, South Korea, Singapore, Malaysia, Thailand, Vietnam, Indonesia, and mainland China. Demand for online and offline advertisement solution services in these regions has been steadily increasing, and we ensure timely and effective campaign execution through well-established processes and experienced internal teams. By maintaining long-term relationships with customers in these markets, we deliver high-quality advertising services and strengthen our competitive position regionally. The following table sets forth a breakdown of our revenues by geographic areas, in absolute amounts and as percentages of total revenues, for the periods indicated.

	For the Fiscal Year Ended March 31,				Variance
	2025		2024		Amount	Percentage
	US$	%	US$	%	US$	%
Revenue by geographic areas*
Hong Kong	23,107,407	59.3	20,837,464	61.0	2,269,943	10.9
Taiwan	12,949,452	33.3	10,219,110	30.0	2,730,342	26.7
Others	2,880,474	7.4	3,058,702	9.0	(178,228)	(5.8)
Total revenues, net	38,937,333	100.0	34,115,276	100.0	4,822,057	14.1

* The originating geographic areas of our revenue are determined based on where the relevant contracts are negotiated.

Revenues generated from Hong Kong increased by 10.9%, from US$20.8 million for the fiscal year ended March 31, 2024 to US$23.1 million for the fiscal year ended March 31, 2025. Revenues generated from Taiwan increased by 26.7%, from US$10.2 million for the fiscal year ended March 31, 2024 to US$12.9 million for the fiscal year ended March 31, 2025. The growth in Hong Kong and Taiwan was primarily driven by new contracts with key customers, who placed orders for multiple advertising formats. Revenues from other regions decreased by 5.8%, from US$3.1 million for the fiscal year ended March 31, 2024 to US$2.9 million for the fiscal year ended March 31, 2025, mainly due to a decline in sales in Singapore, which offset the increase from Malaysia, South Korea, and the newly established operations in Indonesia.

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Cost of revenues

Costs of revenues consisted of the following:

	For the Fiscal Year Ended March 31,				Variance
	2025		2024		Amount	Percentage
	US$	%*	US$	%*	US$	%
Cost of revenues
Advertising costs	23,741,357	61.0	19,851,926	58.2	3,889,431	19.6
Staff costs	4,652,355	11.9	3,860,029	11.3	792,326	20.5
Corporate overhead	381,718	1.0	309,346	0.9	72,372	23.4
Total cost of revenues	28,775,430	73.9	24,021,301	70.4	4,754,129	19.8

*% means the % of total revenue.

We recorded total cost of revenues of US$28.8 million for the fiscal year ended March 31, 2025, representing an increase of 19.8% from US$24.0 million for the fiscal year ended March 31, 2024. The increase was primarily driven by higher advertising costs, staff costs, and rental expenses.

Advertising costs. Our advertising costs, mainly represent channel fees paid to third-party search engine platforms and social media platforms, expenses for purchasing offline advertising spaces, and payments to KOLs for marketing services, increased from US$19.9 million for the fiscal year ended March 31, 2024 to US$23.7 million for the fiscal year ended March 31, 2025, which was in line with the increase in sales from advertisement solution services. The increase in costs for the fiscal year ended March 31, 2025 was also driven by a greater proportion of offline advertising, which typically incurs higher costs compared to online channels.

Staff costs. Staff costs increased from US$3.9 million for the fiscal year ended March 31, 2024 to US$4.7 million for the fiscal year ended March 31, 2025, primarily due to an increase in average headcount to support business expansion and higher performance-based commission in line with improved operating results.

Corporate overhead. Corporate overhead expenses, mainly consisting of rental expenses, increased from US$0.3 million for the fiscal year ended March 31, 2024 to US$0.4 million for the fiscal year ended March 31, 2025, primarily attributable to newly signed office lease contracts.

Gross profit and gross profit margin

Our gross profits were US$10.2 million and US$10.1 million for the fiscal years ended March 31, 2025 and 2024, respectively, representing gross profit margins of 26.1% and 29.6%, respectively. The slight decrease in gross profit margin was primarily due to the higher proportion of offline advertising services in the fiscal year ended March 31, 2025, which increased from US$2.7 million (representing 7.9% of revenue) in the fiscal year ended March 31, 2024 to US$4.4 million (representing 11.4% of revenue) in the fiscal year ended March 31, 2025 and generally involves higher media placement and production costs compared to online campaigns, thereby exerting downward pressure on the Company’s overall gross profit margin. Our online advertising costs increased from US$17.2 million (representing 50.3% of revenue) in the fiscal year ended March 31, 2024 to US$19.3 million (representing 49.6% of revenue) in the fiscal year ended March 31, 2025 and were generally in line with revenue growth. The rising proportion of offline advertising services reflects a short-term shift in our service mix. We are actively monitoring and optimizing advertising production and placement costs, and accordingly expect new business initiatives—including SaaS-based solutions—to contribute to improving profitability in the future.

Operating expenses

Our operating expenses consist of selling and marketing expenses, general and administrative expenses, research and development (“R&D”) expenses.

Selling and marketing expenses

Our selling and marketing expenses increased by 24.2%, from US$3.1 million for the fiscal year ended March 31, 2024 to US$3.9 million for the fiscal year ended March 31, 2025. The increase was primarily attributable to: (i) higher staff costs for sales personnel, which increased from US$2.3 million for the fiscal year ended March 31, 2024 to US$2.8 million for the fiscal year ended March 31, 2025, mainly due to the expansion of the sales team to support business growth; and (ii) an increase of approximately US$0.2 million in marketing and advertising expenses incurred for brand-building and corporate advertising activities.

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General and administrative expenses

Our general and administrative expenses increased by 16.6%, from US$3.3 million for the fiscal year ended March 31, 2024 to US$3.8 million for the fiscal year ended March 31, 2025, primarily due to: (i) an increase in staff costs for administrative personnels from US$2.2 million for the fiscal year ended March 31, 2024 to US$2.5 million for the fiscal year ended March 31, 2025, (ii) an increase in office, utility and other expenses of US$0.1 million, and (iii) an increase in consulting and professional service fees and others of US$0.1 million.

R&D expenses

Our R&D expenses amounted to US$0.5 million for both years ended March 31, 2025 and 2024. During the years ended March 31, 2025 and 2024, our R&D efforts focused on developing and optimizing our AI-SaaS platforms and improving system functionality, scalability, and integration of AI-driven features. We expect to continue investing in R&D to strengthen our technological capabilities and support the sustainable development of our advertising business.

Other income

Our other income increased from US$0.1 million for the fiscal year ended March 31, 2024 to US$0.8 million for the fiscal year ended March 31, 2025, primarily attributable to more government grants received and recognized during the year in support of our technology development and business expansion initiatives.

Income tax expense

Income tax expense amounted to US$0.3 million for both years ended March 31, 2025 and 2024.

Net income

As a result of the foregoing, we recorded a net income of US$2.5 million and US$3.1 million for the fiscal years ended March 31, 2025 and 2024, respectively.

Liquidity and Capital Resources

Our primary sources of liquidity have been cash flows from our operating activities. As of March 31, 2025 and 2024, we had cash and cash equivalents of US$5.1 million and US$6.1 million, respectively.

We incurred net income of US$2.5 million and US$3.1 million for the fiscal years ended March 31, 2025 and 2024, respectively. Net cash provided by operating activities was US$2.1 million and US$3.4 million for the fiscal years ended March 31, 2025 and 2024, respectively. Retained earnings were US$8.7 million and US$10.7 million as of March 31, 2025 and 2024, respectively.

As of March 31, 2025, we had short-term borrowings of US$0.5 million. These loans were borrowed from the Hongkong and Shanghai Banking Corporation Limited for working capital purpose. The loans were structured with competitive interest rates, which have been advantageous in managing our liquidity position. These loans were due within the next 12 months and were expected to be repaid through our regular operating cash flows. We have a well-defined repayment plan in place to ensure that these obligations are met promptly and without adversely impacting our financial stability.

Our liquidity is based on our ability to generate cash from operating activities, obtain capital financing from equity interest investors and borrow funds from financial institutions. Our future capital requirements depend on many factors including our growth rate, the continuing market acceptance of our offerings, the timing and extent of spending to support our efforts to develop our platforms, the expansion of sales and marketing activities, and the expansion and penetration of our business into different geographies and markets.

As of March 31, 2025 and 2024, we had positive working capital of US$4.0 million and US$6.4 million, respectively. We believe that our current cash and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements, capital expenditures and debt repayment obligations for at least the next 12 months following the date our consolidated financial statements were released.

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Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Fiscal Year Ended March 31,
	2025	2024	Variance
	US$	US$	US$	%
Net cash provided by operating activities	2,129,025	3,386,525	(1,257,500)	(37.1)
Net cash used in investing activities	(1,116,040)	(753,415)	(362,625)	48.1
Net cash used in financing activities	(1,859,618)	(68,591)	(1,791,027)	2,611.2
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	(98,741)	(108,052)	9,311	(8.6)
Net change in cash and cash equivalents, and restricted cash	(945,374)	2,456,467	(3,401,841)	(138.5)
Cash and cash equivalents, and restricted cash at beginning of the year	6,511,412	4,054,945	2,456,467	60.6
Cash and cash equivalents, and restricted cash at end of the year	5,566,038	6,511,412	(945,374)	(14.5)

Operating activities

Our net cash provided by operating activities was US$2.1 million for the fiscal year ended March 31, 2025, which was primarily attributable to a net income of US$2.5 million, as adjusted for (1) depreciation and amortization of US$0.9 million; and (2) changes in working capital that positively affected the cash flow from operating activities, primarily including an increase of US$0.7 million in accounts payable mainly due to the growth in procurement for the fiscal year ended March 31, 2025, which was in line with the sales increased for the corresponding period; partially offset by (3) changes in working capital that negatively affected the cash flow from operating activities, primarily including an increase of US$0.9 million in accounts receivable due to increasing sales, an increase of US$0.5 million in advance to suppliers due to prepaid advertising expenses, and a decrease of US$0.7 million in operating lease liabilities.

Our net cash provided by operating activities was US$3.4 million for the fiscal year ended March 31, 2024, which was primarily attributable to a net income of US$3.1 million, as adjusted for (1) certain non-cash items, primarily including depreciation and amortization of US$0.8 million; and (2) changes in working capital that positively affected the cash flow from operating activities, primarily including an increase of US$0.6 million in advance from customers; partially offset by (3) changes in working capital that negatively affected the cash flow from operating activities, primarily including an increase of US$0.7 million in contract assets due to increasing sales and a decrease of US$0.7 million in operating lease liabilities.

Investing activities

Our net cash used in investing activities for the fiscal year ended March 31, 2025 was US$1.1 million primarily attributable to capitalized internal-use software costs of US$1.2 million.

Our net cash used in investing activities for the fiscal year ended March 31, 2024 was US$0.8 million primarily attributable to capitalized internal-use software costs of US$1.2 million, advances to a related party of US$0.4 million and partially offset by repayments from a related party of US$1.0 million.

Financing activities

Our net cash used in financing activities for the fiscal year ended March 31, 2025 was US$1.9 million, primarily attributable to distribution of dividends of US$1.5 million and repayments to related parties of US$0.3 million.

Our net cash used in financing activities for the fiscal year ended March 31, 2024 was US$0.07 million, primarily attributable to repayments to related parties of US$0.12 million and partially offset by borrowings from related parties of US$0.05 million.

Capital expenditures

We incurred capital expenditures of US$1.3 million and US$1.4 million for the fiscal years ended March 31, 2025 and 2024, respectively, mainly for purchase of property and equipment, and intangible assets. We expect that our capital expenditures will increase in the foreseeable future as we expand our business, and that our level of capital expenditures will be significantly affected by user demand for our products and services. Our future capital requirements may be uncertain and actual capital requirements may be different from those we currently anticipate. To the extent cash flows from our business activities are insufficient to fund future capital requirements, we may need to seek equity or debt financing. We will continue to incur capital expenditures to support the expected growth of our business.

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Contractual Obligations

The following table sets forth our contractual obligations as of March 31, 2025:

	Payments due by schedule
	Less than 1 year	More than 1 year	Total
Operating leases liabilities	$448,186	$398,914	$847,100
Short-term borrowings	$531,075	$-	$531,075

Operating lease agreements represented non-cancellable operating leases for our use of office in Hong Kong, Taiwan, mainland China, Singapore, Vietnam etc. Other than those shown above and a guarantee disclosed in Note 11 to the audited consolidated financial statements as of and for the fiscal years ended March 31, 2025 and 2024, included elsewhere in this prospectus, we did not have any other significant capital commitments, purchase commitments, long-term obligations or guarantees as of March 31, 2025.

Off-Balance Sheet Commitments and Arrangements

There are no off-balance sheet arrangements as of March 31, 2025 and 2024.

Holding Company Structure

AsiaPac AdTechinno Group Limited is not a Chinese operating company but a Cayman Islands holding company with operations conducted by its subsidiaries. It facilitates group treasury activities and international financial transactions such as fund raising but does not have substantive business operations. Our operations are conducted primarily through the operating subsidiaries in Hong Kong, Taiwan, Macau, Japan, South Korea, Singapore, Malaysia, Thailand, Vietnam, Indonesia and mainland China. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In addition, as determined in accordance with local regulations, our subsidiaries may be restricted from paying us dividends offshore or from transferring a portion of their assets to us, either in the form of dividends, loans or advances, unless certain requirements are met and regulatory approvals are obtained. Even though we currently do not require any such dividends, loans or advances from our entities for working capital and other funding purposes, we may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to our shareholders.

Critical Accounting Estimates and Policies

We prepare our consolidated financial statements in accordance with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. We continually evaluate these judgments and estimates based on our own experience, knowledge and assessment of current business and other conditions, and our expectations regarding the future based on available information and assumptions that we believe to be reasonable. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting estimates require a higher degree of judgment than others in their application.

Critical accounting policy is both material to the presentation of financial statements and requires management to make difficult, subjective, or complex judgments that could have a material effect on financial condition or results of operations. We consider an accounting estimate critical if: (i) it requires us to make assumptions because the information was not available at the time or it includes matters highly uncertain at the time we were making our estimate and (ii) changes in the estimate could have a material impact on our financial condition or results of operations.

While our use of estimates and significant accounting policies are more fully described in Note 2 – Summary of Significant Accounting Policies to our consolidated financial statements, we believe there were currently no critical accounting policies or estimates that affect the preparation of our consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risks

Interest rate risk

We are exposed to interest rate risk on our interest-bearing assets and liabilities. As part of our asset and liability risk management, we review and take appropriate steps to manage our interest rate exposures on our interest-bearing assets and liabilities. We have not been exposed to material risks due to changes in market interest rates, and not used any derivative financial instrument to manage the interest risk exposure during the years ended March 31, 2025 and 2024.

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Inflation risk

Inflationary factors, such as increases in advertising costs, personnel and overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenues if the revenues do not increase with such increased costs.

Concentration and credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, contract assets and other receivables. The maximum exposure of cash and restricted cash to credit risk is the carrying amount as of the balance sheet dates. As of March 31, 2025 and 2024, US$2,098,761 and US$3,325,465 were deposited in financial institutions in Hong Kong, respectively. As of March 31, 2025 and 2024, US$2,636,232 and US$2,250,244 were deposited in financial institutions in Taiwan, respectively. The rest were deposited in financial institutions in other regions such as Singapore, Malaysia, Thailand, etc. To limit the exposure to credit risk relating to deposits, we primarily places cash deposits with large financial institutions in such countries which management believes are of high credit quality and we also continually monitor their creditworthiness. We conduct credit evaluations of customers and generally do not require collateral or other security from our customers. We estimate and record allowances for credit losses primarily based on various factors surrounding the credit risk of customers and general economic conditions.

There was no single customer that accounted for over 10% of our total revenues for the fiscal years ended March 31, 2025 and 2024.

The following table sets forth a summary of each customer that represents 10% or more of our total accounts receivable:

	As of March 31,
	2025	2024
Percentage of the Group’s accounts receivable
Customer A	11.9%	*

* Less than 10%.

The following table sets forth a summary of each supplier that represents 10% or more of our total purchases:

	For the fiscal year ended March 31,
	2025	2024
Percentage of the Group’s total purchase
Supplier A	29.9%	33.9%
Supplier B	24.5%	24.2%

The following table sets forth a summary of each supplier that represents 10% or more of our total accounts payable:

	As of March 31,
	2025	2024
Percentage of the Group’s accounts payable
Supplier A	42.2%	29.3%
Supplier B	22.8%	20.4%
Supplier C	15.5%	12.3%

Foreign currency translation and transaction

Our subsidiaries incorporated in various jurisdictions generally use their respective local currencies as their functional currencies, including Hong Kong Dollars (“HKD”), Renminbi (“RMB”), New Taiwan Dollars (“TWD”), Singapore Dollars (“SGD”), Malaysian Ringgit (“MYR”), Japanese Yen (“JPY”), Korean Won (“KRW”), Thai Baht (“THB”), Vietnamese Dong (“VND”), Macanese Pataca (“MOP”) and Indian Rupees (“INR”). As a result, we are exposed to foreign exchange risk as our results of operations may be affected by fluctuations in the exchange rate among above mentioned currency and USD. If such currency depreciates against the USD, the value of our revenues, earnings, and assets as expressed in our USD financial statements will decline. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk. Currently, these risks are not material to our financial condition or results of operations. As we expand internationally, our exposure to foreign currency translation and transaction risks may become more significant.

Recently Adopted or Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is stated in Note 2 to our consolidated financial statements as of and for the fiscal years ended March 31, 2025 and 2024, included elsewhere in this prospectus.

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MARKET OPPORTUNITIES

Certain information, including statistics and estimates, set forth in this section and elsewhere in this prospectus has been derived from an industry report commissioned by us and independently prepared by Frost & Sullivan in connection with this offering. All the information and data presented in this section has been derived from Frost & Sullivan’s industry report unless otherwise noted. Frost & Sullivan has advised us that the statistical and graphical information contained herein is drawn from its database and other sources. However, neither we nor any other party involved in this offering has independently verified such information, and neither we nor any other party involved in this offering makes any representation as to the accuracy or completeness of such information. Therefore, investors are cautioned not to place any undue reliance on the information, including statistics and estimates, set forth in this section or similar information included elsewhere in this prospectus.

Overview of Digital Marketing Market

Definition of Digital Marketing

The marketing market refers to the overall ecosystem in which businesses promote, communicate and sell their products or services, encompassing all activities and channels used to reach, influence, and motivate consumer purchasing behavior. Broadly, it can be further divided into two categories: online and offline marketing. Online marketing leverages internet-based platforms, such as social media, e-commerce sites and search engines, to enable data-driven targeting and engagement. Offline marketing, on the other hand, involves reaching consumers in physical environments through marketing displays, live events, and point-of-sale experiences.

Offline marketing refers to marketing activities conducted by businesses in physical settings, through non-internet-based channels, to engage directly or indirectly with target consumers. By delivery format, offline marketing can be categorized into non-digital offline marketing and digital offline marketing. Non-digital offline marketing refers to offline marketing formats that rely on traditional physical media such as print media and posters. These formats are characterized by fixed content, lengthy update cycles and a reliance on manual replacement of display materials. In comparison, digital offline marketing denotes offline marketing formats that employ digital technologies to exhibit content, such as connected TV (“CTV”) and TV/broadcast marketing and dynamic displays using LED or LCD screens. In the domain of offline marketing, Out-Of-Home media represents a core type and its digital forms include Digital Out-of-Home (“DOOH”) and Programmatic Digital Out-of-Home (“PDOOH”).

Digital marketing comprises both online marketing and the subcategory of offline marketing, that is, CTV and TV/broadcast marketing and DOOH marketing.

Market Size of Digital Marketing Market in APAC and Hong Kong

Market Size of Digital Marketing Market in APAC

The Asia-Pacific (“APAC”) digital marketing market was in an accelerated evolution phase from 2020 to 2024 characterized by integration-driven growth, diversified innovation and high expansion. Online and offline channels are undergoing deep convergence and digital transformation. The market size reached US$347.2 billion in 2024 with a CAGR of 11.4% from 2020 and it is expected to reach US$564.1 billion in 2029 at a CAGR of 10.2% from 2024.

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The following diagram sets forth the historical and forecasted market size of digital marketing market from 2020 to 2029.

Digital Marketing Market Size, APAC

US$ Billion; 2020-2029

Source: Frost & Sullivan

Market Size of Digital Marketing Market in Hong Kong

Across APAC markets, while online marketing continues to develop robustly, offline marketing channels are concurrently undergoing accelerated digital transformation and programmatic evolution. Specifically, the digital marketing market in Hong Kong increased from approximately USD1.9 billion to approximately US$2.9 billion in 2024 with a CAGR of 10.6% from 2020 and it is expected to reach US$4.3 billion in 2029, growing at a CAGR of 8.4% from 2024.

In Hong Kong, leading TV stations such as TVB and cable networks have introduced Dynamic Ad Insertion technology to enable precise ad targeting across different regions and time slots. This is further complemented by QR-code-enabled interactivity and social media referral, thereby constructing a “view – scan – conversion” marketing loop through TV/broadcast marketing. Despite challenges from shifting younger viewership, traditional connected TV and TV/broadcast marketing continues to maintain core influence in Hong Kong through the integration of interactive technologies and content innovation. Meanwhile, Digital Out-of-Home markets in Hong Kong are continuously enhancing targeting precision and interactivity. In Hong Kong, programmatic buying has been implemented for LED screens in key commercial districts, often paired with mobile marketing tools such as AR interaction and QR-codes.

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The following diagram sets forth the historical and forecasted market size of the digital marketing market in Hong Kong from 2020 to 2029.

Digital Marketing Market Size, Hong Kong

US$ Billion; 2020-2029

Source: Frost & Sullivan

Market Size of Marketing SaaS Market in APAC and Hong Kong

Market Size of Marketing SaaS Market in APAC

The APAC region marketing SaaS market is expanding at a rapid pace. From 2020 to 2024, the marketing SaaS market in APAC soared from approximately US$5.5 billion to approximately US$11.5 billion, with a robust CAGR of around 20.3%. Continued digital transformation initiatives in key sectors, such as finance, retail, and manufacturing, are driving wide adoption of marketing automation platforms, customer data platforms, and content management tools. Consumers in the region are highly active on local social networks and apps such as WeChat, LINE, Douyin, and Shopee, compelling marketing SaaS providers to deliver cross-channel content monitoring and data processing capabilities. Concurrently, artificial intelligence, generative algorithms, and blockchain technologies are being rapidly incorporated into functions such as predictive recommendations, materially enhancing product intelligence and flexibility. The market is characterized by a dual structure of mature economies and emerging markets: the former impose strict compliance and integration requirements, while the latter remain price sensitive with incomplete digital infrastructure. Vendors therefore must adopt modular as well as scenario-driven product strategies, offering high adaptability in local deployment, language support, payment integration, and regulatory modules. Cultural and linguistic diversity further intensifies the need for deep localization, making APAC a region of higher complexity and higher growth potential, in product design, market entry, and operational models, establishing it as an indispensable growth engine for the global marketing SaaS sector. The market size is projected to further increase, reaching approximately US$23.4 billion by 2029.

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The following diagram sets forth the historical and forecasted market size of digital marketing market from 2020 to 2029.

Marketing SaaS Market Size, APAC

US$ Billion; 2020-2029

Source: Frost & Sullivan

Market Size of Marketing SaaS Market in Hong Kong

Hong Kong’s marketing SaaS market is marked by its international orientation and market diversity, as it attracts a large number of multinational corporations. Local marketing practices are characterized by cross-border engagement, a heterogeneous consumer base, and a highly consolidated retail sector. Enterprises in Hong Kong demonstrate a relatively high level of acceptance toward SaaS solutions, particularly in finance and professional services, which has supported the growth of the marketing SaaS segment. Users generally prefer lightweight, user-friendly, and easily deployable marketing SaaS solutions, with a strong emphasis on peer recommendations and post-sales customer analysis services. The marketing SaaS market in Hong Kong arrived at approximately US$91.0 million in 2024 with a CAGR of 19.1%, and is projected to hit approximately US$171.0 million in 2029 at a CAGR of 13.5%.

Marketing SaaS Market Size, Hong Kong

US$ Million; 2020-2029

Source: Frost & Sullivan

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Competitive Landscape of Digital Marketing Solutions Provider Market in Hong Kong

Leading digital marketing solutions providers in Hong Kong can be broadly categorized into two types: (i) traditional media companies with digital platforms, which monetize their own online media assets, such as digital newspapers and magazines, by selling marketing placements, and (ii) online marketing service-oriented agencies that offer integrated online marketing services, such as our company. Online marketing service-oriented agencies demonstrate clear advantages. For example, their business model is not constrained by owned media, but rather integrates a rich and diverse set of media channels, including online media such as social media, search engine, influencer/KOL, e-commerce and live-streaming platforms, as well as traditional offline formats like Out-of-Home marketing (OOH). This enables them to reach audiences via broader media touchpoints, increasing contact density and delivering greater flexibility in marketing placement. At the same time, such agencies generally deploy professional teams and marketing SaaS tools to monitor campaign outcomes, optimize channel mix and improve conversion efficiency, thereby delivering performance-oriented marketing. This model not only offers integrated channel management and rapid responsiveness, but also allows precise alignment of media resources with client objectives, resulting in markedly higher marketing ROI and stronger client engagement.

The table below sets forth the top five digital marketing solutions providers in Hong Kong in terms of revenue in 2024.

Top Five Digital Marketing Solutions Providers in Hong Kong, by Revenue, 2024

		Revenue (1)
Ranking	Company	(USD million)
1	Our Group	39.8
2	Company A (2)	31.4
3	Company B (3)	30.3
4	Company C (4)	28.0
5	Company D (5)	25.6
Total		155.1

Source: Frost & Sullivan

Notes:

(1)	The revenue of the company refers to the total sales revenues from online marketing in Asia-Pacific (APAC) region.

(2)	Company A is a publicly-listed multi-media company who is the publisher of a leading financial newspaper in Hong Kong. The company also engages in recruitment marketing and lifestyle platform businesses, as well as financial news.

(3)	Company B is a publicly-listed cross-media content and service provider, whose main business include newspapers, magazines, recruitment media, book distribution, and maternal and infant platforms.

(4)	Company C is a private online marketing company, providing online marketing solutions on multi-media platforms for advertisers targeting China and global markets.

(5)	Company D is publicly-listed online media company that primarily provides integrated marketing solutions to advertisers through online media platforms. Its media brands cover contents related to fashion and lifestyle, beauty and travel, entertainment news, finance and investment.

Market Drivers of Digital Marketing Market

The Rise of Mobile Internet as a Driver of Integrated Marketing. The mobile internet has revolutionized marketing, fueling the expansion of digital platforms and blurring online-offline boundaries. By integrating offline consumer data into targeting and analytics, platforms enable omnichannel strategies that enhance efficiency, accuracy, and cross-channel optimization.

Intensified Market Competition as a Catalyst for Strategic Refinement in Marketing. The increasingly competitive market environment, driven in part by the proliferation of emerging brands, has compelled advertisers to refine their marketing strategies in response to evolving consumer behavior. In response to consumers’ heightened sensitivity to value and quality, advertisers are adopting more strategic approaches, ranging from broad-based campaigns to precision marketing strategies that emphasize niche markets, well-defined consumer segments, and context-specific scenarios.

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Heightened Adoption of Digital, Influencer/KOL and Content-Centric Marketing. The growing concentration of younger consumers on social media, search engines, and video-streaming platforms has elevated online media to a primary conduit for product discovery and peer-to-peer recommendation. In response, advertisers are reallocating budgets to digital publishers, such as influencers and KOLs, where data-driven targeting offers superior reach and measurability. Parallel to this shift, greater consumer trust in endorsements from influencers and KOLs has amplified the strategic value of influencer/KOL collaborations.

Big Data and Artificial Intelligence as Enablers of Precision Marketing. The integration of big data and artificial intelligence (AI) technologies has become a cornerstone in the evolution of modern marketing practices, significantly enhancing the ability of marketing service providers to implement data-driven, precision-based strategies.

Future Trends of Digital Marketing Market

Advanced Technologies as Catalysts for End-to-End Precision Marketing. The convergence of big-data analytics and artificial intelligence is poised to transform the entire marketing value chain, enabling hyper-personalized, data-driven strategies. Advances in machine learning and predictive analytics automate decision-making, boost competitiveness, and optimize performance across channels. As artificial intelligence evolves, it becomes essential for real-time, consumer-centric marketing, driving growth in a data-rich landscape.

Data Privacy Regulations as a Growing Constraint on Online Marketing. The tightening of global data privacy regulations are reshaping online marketing, restricting third-party data and cookies. Companies must now rely on first-party data, build direct consumer relationships, and ensure compliance. To stay competitive, firms need ethical data practices, proprietary assets, and secure partnerships in this regulated landscape.

Integrated Marketing on Multiple Publishers as a Mainstream Strategy for Advertisers. Integrated multi-publisher marketing is increasingly adopted by advertisers to broaden audience reach and enhance marketing effectiveness. By leveraging a mix of mainstream and niche platforms, both online and offline, advertisers can target diverse consumer segments and collect more comprehensive behavioral data.

Growing Emphasis on Customer Lifecycle Management and Retention Strategies. With rising acquisition costs and fierce competition, marketers are pivoting from short-term gains to long-term customer value. The focus now spans the entire customer journey—from awareness to loyalty—using data-driven tools like Customer Data Platforms, Customer Relationship Management systems, and behavioral analytics to enable personalized engagement and lifecycle optimization.

Competitive Advantages

AI-Powered SaaS Platform Empowering Data-Driven Marketing Innovation. We are a leading AI-driven omnichannel marketing technology company in Asia-Pacific, and have demonstrated a strong and sustained commitment to advancing AI-powered marketing through the development of its proprietary SaaS platforms. Since initiating our AI-powered marketing SaaS development in 2018, we have continuously invested in cutting-edge technologies and platforms, which are built upon robust proprietary technologies and enhanced big data analytics, enabling high levels of automation, precision and scalability across marketing operations. These AI-powered SaaS platforms empower marketers to orchestrate sophisticated omnichannel and online-to-offline (“O2O”) marketing campaigns, and further consolidate digital marketing disciplines, such as DOOH marketing, CTV marketing, search engine marketing (“SEM”), social media marketing, influencer/KOL marketing, streaming platform marketing and programmatic display marketing, into an integrated AI-driven engine that streamlines content generation, media optimization, scheduling and analytics, ensuring coherent and personalized customer reach across platforms. Through the continuous refinement of our data infrastructure, we are able to capture and analyze audience behavior with greater accuracy, allowing for more effective customer segmentation, personalized content delivery and optimized planning. This dynamic data-processing capability ensures that the platform remains adaptive to evolving market demands and industry-specific marketing challenges.

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Comprehensive Omnichannel Marketing Capabilities. We offer a diverse portfolio of marketing solutions, including DOOH marketing, CTV marketing, SEM, search engine optimization (“SEO”), social media marketing, influencer/KOL marketing, streaming platform marketing and programmatic display marketing and other integrated marketing activities. Our digital marketing solutions span more than 32 global and local advertisement platforms, ensuring broad market coverage and effective audience engagement across multiple consumer touchpoints. By leveraging an omnichannel approach, we are able to deliver cohesive, data-driven campaigns that align with consumer behavior across the entire decision-making process. This integrated strategy not only enhances brand consistency and cross-platform synergy, but also enables agile optimization in response to performance metrics. Our ability to operate seamlessly across both traditional and emerging digital channels positions us to stay ahead of industry trends and deliver measurable and performance-enhancing results for our clients.

Closed-loop Marketing Ecosystem Enhanced through O2O Integrated Marketing. We have established a distinctive competitive edge through our core capability in O2O integrated marketing. By combining online personalized recommendations with offline experiential engagement, we significantly enhance customer trust and loyalty, thereby improving campaign efficiency and brand influence. Specifically, we leverage online marketing initiatives to deliver precisely targeted advertisements, effectively reaching targeted audiences and driving online traffic to offline physical stores, thereby increasing experiential conversion rates. Conversely, the interactions and engagements from offline marketing activities further reinforce online user retention and social amplification, creating a closed-loop ecosystem of mutual reinforcement. Furthermore, by consolidating data from both online platforms and offline stores, we achieve cross-channel unified analysis of user behavior and preferences. This enables strategy refinement and supports precise push notifications, while continuously optimizing online user profiles and remarketing strategies through data-driven insights. This seamless integration of online and offline marketing not only maximizes operational efficiency but also strengthens long-term brand equity, positioning us as a leader in data-driven O2O marketing solutions.

Strategic Fusion of Cross-Border Inbound and Outbound Marketing to Maximize Reach and Efficiency. We excel at extending our marketing model to cross-border contexts. By conducting in-depth market research and localization, we develop and distribute tailored content that aligns with international customers’ needs and interests, and proactively reach out to potential clients in foreign markets with adapted marketing strategies, adapting to diverse cultural as well as economic contexts and ensuring compliance with local regulations. This localized content is further disseminated through appropriate digital platforms to establish brand authority and cultivate loyal customer bases worldwide, leading to international reach expansion and international sales growth. Building on this cross-border marketing foundation, we seamlessly integrate inbound and outbound marketing solutions across all markets. On one hand, inbound marketing leverages value-driven content and precise traffic acquisition, establishing a sustainable mechanism for attracting consumers that significantly enhances brand influence and customer loyalty. On the other hand, outbound marketing relies on a data-driven proactive outreach system, enabling precise targeting of targeted customer segments and achieving efficient conversion. The organic integration of these two strategies not only ensures full-funnel coverage but also, through unified analysis via a centralized data platform, optimizes resource allocation and completes the marketing cycle.

Extensive Asia-Pacific Presence Empowered by Local Expertise. We have established a robust regional footprint through an extensive network of 14 local offices across 11 key markets in the Asia-Pacific region. With solution capabilities in more than nine languages, and local experts proficient in navigating distinct market environments, we are strategically positioned to deliver localized marketing solutions at scale. Our teams possess in-depth knowledge of regional consumer behaviors, industry dynamics and the legal and regulatory frameworks governing digital marketing. This ensures that all campaigns are not only compliant with local standards, but also aligned with market-specific preferences and cultural nuances, maximizing marketing effectiveness and clients’ return on investment. This combination of global reach and local expertise positions us as a trusted leader in the Asia-Pacific region, and reinforces our reputation as a reliable partner for brands seeking success in one of the world’s most dynamic and diverse markets.

Customer Loyalty Through Data-Driven Innovation and Tailored Solutions. Our commitment to delivering effective solutions and services, supported by strong R&D capabilities and proprietary technologies, has enabled us to build a diverse and loyal customer base across multiple industries. This long-term customer engagement reflects not only our ability to meet evolving market needs, but also its role as a trusted partner in delivering sustained value. Drawing on insights derived from its extensive customer network, we are able to collect valuable industry data and operational feedback, which directly inform its innovation process. This data-driven approach allows us to continuously refine our offerings, further ensuring them remain high-performing, and aligned with real-world market trends and customer expectations. The resulting cycle, where customer engagement drives product optimization and optimized products reinforce customer satisfaction, creates a self-reinforcing advantage that strengthens our competitive position.

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Business

Vision

We aspire to innovate the digital technology world and bring long-term values to brands and individuals through AI-enabled performance-driven digital marketing solutions.

Mission

We are committed to empowering brand owners on their digital journey to achieve ambitious business goals and acquiring, retaining and growing clients via online channels, including search engines, social media, websites, mobile applications, connected TV, digital out-of-home and audio, with advanced digital marketing technology solutions and outstanding services. We endeavor to adopt cross-border digital marketing strategy to build global footprints for companies based in Asia-Pacific and help international companies enter Asia-Pacific markets with our data and audience-driven inbound digital marketing strategy.

Overview

Headquartered in Hong Kong, we are an AI-driven omnichannel digital marketing technology company, providing integrated cross-border performance-based digital marketing solutions and services and marketing AI SaaS platforms. Founded in January 1996, we have expanded our global footprints through 14 local offices across 11 Asia-Pacific countries and regions, including Hong Kong, Taiwan, Macau, Mainland China, Japan, South Korea, Singapore, Malaysia, Thailand, Vietnam, and Indonesia. In 2018, we started to develop marketing AI SaaS platforms and leverage these intelligent platforms to provide comprehensive digital marketing solutions for global customers’ business growth. According to Frost & Sullivan, we are a leading AI-driven omnichannel digital marketing technology company in Asia-Pacific, and were the largest digital marketing solutions provider in Hong Kong in terms of revenue in 2024.

We primarily generate revenues from rendering AI-driven digital marketing solutions and marketing SaaS platforms:

(i)	Digital marketing solutions, which primarily include marketing solutions for our customers’ inbound and outbound marketing activities. Our customers typically include global and local brand owners. For our advertisement solution services, we provide a comprehensive range of data-driven, tailor-made marketing solutions through the delivery of campaign key performance indicators (e.g., spending, number of clicks, impressions, true views, etc.) and charge service fees; while for account top-up services, we facilitate customer account top-ups by charging service fees.

(ii)	SaaS platforms, which primarily include subscription fees and service charges for using advanced features on our SaaS platforms. Our customers typically include brand owners, content creators and marketing agents. We have launched (a) OptAdEasy, an AI-powered cross-channel advertising management platform, (b) KOOLER AI, an AI-driven influencer management platform, and (c) Kolsify, a go-to AI platform for avatar and content creation, all of which are aimed to enable effective and efficient marketing management for different scenarios. We did not generate any revenue from this service for the fiscal years ended March 31, 2025 and 2024.

The success of our solutions and services is evidenced by our strong, diverse and loyal customer base from a broad range of industry verticals, including banking and finance, travel, hospitality and property, fashion and accessories, beauty and skincare, healthcare, retail and food, homeware and household, FMCG, arts and entertainment, education, technology and software, automotive. For the fiscal years ended March 31, 2025 and 2024, we provided digital marketing solutions to 1,124 and 1,170 customers, respectively, with the average revenue per advertising customer being US$34,642 and US$29,158, respectively. Of these customers, 37.7% and 35.3% were new customers for the fiscal years ended March 31, 2025 and 2024, respectively, while 62.3% and 64.7% were renewing customers. As a result, we have achieved steady growth over years of operations. Our revenues amounted to US$38.9 million and US$34.1 million for the fiscal years ended March 31, 2025 and 2024, respectively.

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Competitive Strengths

We believe the following competitive strengths have contributed to our success and differentiate us from others:

A leading AI-driven omnichannel digital marketing technology company in Asia-Pacific and the largest digital marketing solutions provider in Hong Kong in terms of revenue in 2024

We were a leading AI-driven omnichannel digital marketing technology company in Asia-Pacific, and were the largest digital marketing solutions provider in Hong Kong in terms of revenue in 2024, according to Frost & Sullivan. Our revenues amounted to US$38.9 million and US$34.1 million in the fiscal years ended March 31, 2025 and 2024, respectively.

The online marketing sector in Asia-Pacific region has grown rapidly over the past few years and is now one of the most vibrant markets in the world, with the market size steadily growing from approximately US$172.5 billion in 2020 to approximately US$289.0 billion in 2024, with an impressive CAGR of approximately 13.8% over this period. By 2029, the market is expected to further surge to approximately US$488.0 billion. In addition, the Asia-Pacific region marketing SaaS market is expanding at a rapid pace. From 2020 to 2024, the marketing SaaS market in Asia-Pacific soared from approximately US$5.5 billion to approximately US$11.5 billion, with a robust CAGR of approximately 20.3%. The market size is projected to further increase, reaching approximately US$23.4 billion by 2029.

To deliver highly integrated experience to customers through their marketing activities cycle, we provide customized solutions and services to our customers catering to their specific needs. We have developed and provided marketing solutions including display, SEM, SEO, online video, social media marketing, influencer/KOL marketing, connected TV, digital out-of-home, audio and other marketing activities.

As of March 31, 2025, we had established our global footprint through 14 local offices across 11 Asia-Pacific markets, capable of serving worldwide customers in nine languages. As of March 31, 2025, we had 78 employees in Hong Kong office, 64 employees in Taiwan office and 128 employees in other offices around Asia-Pacific. Our digital performance team and social media team with local market insight and abundant knowledge and experience of programmatic advertising space inventory trading provide solutions and services in more than nine languages caters and maximizes marketing goals of our customers. In addition, our digital marketing solutions cover more than 32 global and local advertisement platforms. We have developed a set of end-to-end procedures to determine the best-suited advertisement platforms for reaching the desired advertisement objectives of our customers.

Leveraging our market-leading position, we are well-positioned to attract and retain customers and gain access to target audience engagement opportunities, creating a virtuous cycle which we expect to continue to fuel our growth. As we attract more marketing spending from our customers, we are able to gain access to extensive data, reinforce our content distribution networks and enhance our access to audience engagement opportunities to reach more audience, which in turn attracts more customers to our solutions and services.

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Superior R&D capabilities embedding proprietary technologies in operations

We have focused on leveraging cutting-edge and proprietary technologies to propel highly sophisticated and AI SaaS platforms, and we strive to remain sensitive to the evolvement of customers’ needs and help them adapt to fast-changing marketing and sales practices. We have been committed to investing in enhancing our R&D capabilities. Our R&D expenses amounted to US$491,319 and US$450,530 for the fiscal years ended March 31, 2025 and 2024, respectively. As of March 31, 2025, we had an R&D team of 15 experts with an average of five years of experience led by Mr. Chan Chor Wai, our chief technical officer. As of March 31, 2025, we owned one patent and 33 trademarks.

We apply data analytical technologies extensively throughout our solutions and services. Leveraging big data analytics, we are able to track and analyze advertising performance of brand owners, as well as the activities of their competitors, enabling brand owners to optimize bids and refine keyword targeting. We also continually refine our big data analytics to capture the latest behavior of the audience set and the latest advertising performance trends and address the evolving needs of our customers across different industries. For example, in the education industry, with the objective of driving conversions, we analyzed historical search volume data from search engine platforms for the customers’ education category and compared these trends with data from social media platforms over previous months. We also utilized our internal tool to analyze such data in depth and generate actionable insights. Leveraging these insights and analysis, we strategically allocated the budget and optimized keyword bidding to achieve better conversion outcomes. Furthermore, during the campaign period, with the help of our internal tool, we continuously monitored performance metrics such as click-through rates and conversion rates. By employing big data analytics, we identified patterns and refined our strategies. As a result, we successfully improved the customers’ cost-per-conversion efficiency and maximized the overall effectiveness of the campaign. Our refined big data analytical capability enables us to offer more effective marketing solutions, and increase our operational efficiency and reduce our costs while ensuring the stability of our data and platform as we scale up our operations.

In 2018, we started to develop marketing AI SaaS platforms, and engaged a local research institution in Hong Kong to co-develop AI SaaS platforms. We leverage these intelligent platforms to provide comprehensive marketing solutions. Through several years of development, we have launched three AI-SaaS platforms, including KOOLER AI in May 2025, OptAdEasy in July 2025, Kolsify in September 2025, and plan to launch APHub in 2026. KOOLER AI provides a platform for users to effortlessly identify relevant influencers in their niche areas and track influencer strategies of their competitors, empowering and streamlining their overall influencer marketing efforts by harnessing our AI-powered influencer management and optimization capabilities. OptAdEasy provides tools of analytics and competitor stalk function to better manage and optimize cross-channel advertising and maximize users’ ROI. Kolsify helps create an avatar that aligns with the user’s persona and aesthetic, which could be incorporated into image or video content. These SaaS platforms are designed to optimize data-driven campaign management for our customers.

Strong track record of sustainable growth driven by a diverse, loyal customer base

Our effective and flexible solutions, services and platforms, strong R&D capabilities and leading proprietary technologies have brought us a diverse and loyal customer base. We had collaborated with 1,124 and 1,170 customers in various countries and areas in Asia Pacific for the fiscal years ended March 31, 2025 and 2024, across various sectors including banking and finance, travel, hospitality and property, fashion and accessories, beauty and skincare, healthcare, retail and food, homeware and household, FMCG, arts and entertainment, education, technology and software, automotive. As of March 31, 2025, 59.5% of our customers had collaborated with us for more than one year, 32.1% of our customers had collaborated with us for more than three years, 18.5% of our customers had collaborated with us for more than five years, and 5.1% of our customers had collaborated with us for more than 10 years. This demonstrates the stickiness of our solutions, services and platforms and our capability in addressing customers’ needs through tailored solution offerings.

Leveraging our diverse customer base, we have collected industrial information, which in turn help us to better understand the needs of customers and provide better solutions, services and platforms to our customers. We believe that we have gained valuable marketing data and industry know-how over the years, which set us apart from our competitors. We collect data from a variety of sources, including (i) data such as device information and tracked data through the advertisement delivery process, and (ii) data voluntarily provided by the customers such as post-ad interaction events (including registrations and account actions). We cleanse raw data into more valid, meaningful and structured data to train our AI models, which allows us to combine multiple data dimensions and apply various machine learning algorithms. By processing and analyzing such data, we help customers improve decision making, optimize strategies and enhance efficiency.

Given our extensive marketing and sales network, as well as our rising brand awareness, we are in a unique position to explore the great potentials of Asia-Pacific markets. As our customer base grows larger, we believe our successful penetration in one industry or area can be replicated in another.

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Extensive global supplier networks with strong localization capabilities

As we endeavor to build global footprints for companies based in Asia-Pacific and help international companies enter Asia-Pacific markets, we utilize an operating model that combines strong local service capabilities with expansive footprints in Asia-Pacific. As of March 31, 2025, we had established 14 local offices with solutions, services and platforms coverage in 11 countries and regions, collaborating with over 32 regional and local suppliers across 11 Asia-Pacific markets. We have established an extensive, long-standing supplier network consisting of major search engine platforms, major social media platforms, digital marketing channels, KOLs, publishers, DOOH and etc..

We are committed to satisfying the diverse needs of our customers, across regions and locales, by leveraging the cross-jurisdictional know-how embedded in our operating model to deliver localized solutions and strengthen our local market presence. Our customers face local support challenges, such adapting to different business practices and complying with local regulations and difficulty in selecting reliable partners in each country and region. Our in-depth understanding of how to provide omnichannel digital marketing solutions and services across different regions creates efficiencies across settlement, foreign exchange, regulations and compliance matters, both within individual local markets and collectively across multiple markets and jurisdictions, reduces operating risks of our customers, thus making our operations in Asia-Pacific more agile and smarter and strengthening our value to participants in our ecosystem. Our digital marketing solutions cover more than 32 global and local advertisement platforms to provide direct reach to potential targets for our customers. We also have strategic cooperation relationships with a number of international partners. For example, we are global and regional channel partner of major search engine platforms in eight countries and regions.

Visionary global management team with extensive industry experience and proven track record of excellence

Our success is attributable to the extensive industry experience and proven track record of excellence of our senior management team. Our business is led by Chan Chor Koon, our chief executive officer, Chong Siu Nuen, our chief operating officer, and Chan Chor Wai, our chief technical officer, who are co-founders and experts with approximately 20 years of experience in digital marketing industry on average.

Committed to providing premium digital marketing solutions and services, we value the diverse backgrounds and skill sets of our management team. Our management team’s long-term and cohesive cooperation has guided us through the development of digital marketing industry in recent years, to ensure our solutions, services and platforms continue to be attractive to customers in the rapidly changing and competitive business environment. For example, we have obtained the International Growth Award (HK & TW Region) in 2022 and Lead Generation Award (HK & TW Region) in 2021 by Google.

We always believe in the power of teamwork and have been actively attracting and retaining young talents, whose diversified backgrounds, energy and ideals fuel our future growth. By offering them a transparent promotion scheme, we encourage young employees to take on more responsibilities. We employ an efficient and scientific management model to assign responsibilities and manage progress among team members to maximize efficiency and delineate clear reporting line and accountability.

Growth Strategies

We are focused on the following strategies to achieve our mission and drive our revenue and business growth.

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Continually invest in R&D and further optimize our AI capabilities

We place high value on technological innovation and intend to continue devoting substantial resources to that end. We plan to continue to invest in our research and development capabilities by retaining and recruiting talented and experienced specialists to expand the research and development team. We plan to further develop our AI and machine learning digital marketing solution by (i) expanding the dimensions and varieties of our data by connecting with more data sources, and (ii) adopting more advanced algorithm-based computation technologies to improve data analysis capability. We will also focus on applying our R&D achievements to enhance the performance of our SaaS platforms, bringing customers a better user experience, and increasing customers’ ROI.

We plan to develop new solutions, services and platforms, and also develop new functions on our SaaS platforms to satisfy the evolving needs of the market and our customers and improve our customers’ marketing performance. For example, we plan to launch APHub in June 2026, which will operate across multiple advertisement exchanges in multiple markets to enable advanced targeting, and multi-tier data integration. APHub will offer comprehensive functionality for seamless campaign execution, including centralized user management, premium SSP connections, intuitive campaign management, and actionable insights updated hourly. With advanced tools like automated smart bidding and an advanced audience suite, APHub will enable hyper-targeted campaigns and high-performing placements at optimal efficiency. Additionally, it will seamlessly integrate online and offline channels, driving data-driven, personalized campaigns that resonate across all touchpoints.

Further expand in Asia Pacific markets

To incessantly meet the unmet and changing marketing needs of our customers and users, we plan to further expand into Asia-Pacific region and establish local offices in countries and regions such as Australia and middle east, to provide our customers and users with new marketing channels and options uncovered from our existing markets. According to Frost & Sullivan, Asia-Pacific region leads the world in terms of internet users in 2024, with the number of internet users and the internet penetration rate reaching approximately 2,808.3 million and 64.6%, respectively. The number of internet users in the Asia-Pacific region is projected to arriving at approximately 3,233.5 million in 2029 with a CAGR of around 2.9% from 2024 to 2029, and the internet penetration rate will reach approximately 72.7% correspondingly. In addition, in 2024, the number of mobile internet users and the mobile internet penetration rate in Asia-Pacific region was approximately 2,729.6 million and 97.2%, respectively. The number of mobile internet users in the Asia-Pacific region is projected to arriving at approximately 3,156.0 million in 2029 with a CAGR of around 2.9% from 2024 to 2029, and the mobile internet penetration rate will reach approximately 97.6% correspondingly. Expanding into more regions in Asia-Pacific and establishing local offices will enable us to better seize opportunities for (i) developing our omnichannel digital marketing solutions and services for our customers with localized support and connections, (ii) expanding our local customer base for our customized solutions and services, and (iii) promoting our SaaS platforms to local customers.

In addition, we plan to recruit excellent and experienced specialists for our local offices so that we could leverage on their local knowledge to provide localized solutions, services and platforms to our customers. We believe we will be able to meet the needs of customers in more regions in Asia-Pacific by replicating our established digital marketing solutions and services model, extending our technological infrastructure and applying our successful experiences with our current customers.

Retain and expand customer and user base to enable continuous up-selling and cross-selling

Being customer-oriented, we aim to serve customers and users throughout the marketing cycle by addressing a variety of their needs. We intend to maintain stable and long-term relationships with our customers and users. Through providing quality solutions, services and SaaS platforms, we intend to increase existing customers’ and users’ expenditure with us, which we believe is cost-effective in promoting revenue growth. We intend to further provide new solutions and services including cross-border e-commerce solutions, and develop new solutions and new functions of SaaS platforms to retain existing customers. In addition, we plan to constantly expand the business scale and scope of our digital marketing solutions and SaaS platforms. We plan to replicate our success in serving customers in certain areas to other markets that we have not entered into.

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We value the sustainable growth of our customers and users and endeavor to exploit opportunities from our existing extensive customer and use base by promoting up-selling and cross-selling opportunities. For example, we plan to expand our regional hub customer services and expand our business development and digital performance manager team to further support our AI SaaS platform customers.

In order to attract new customers and users, we plan to conduct various marketing promotion activities and campaigns. We also intend to hold industrial seminars and exhibitions to present our solutions, services and platforms to more potential customers.

Selectively pursue strategic investments, acquisitions, and partnership opportunities

We believe that strategic investment, acquisitions and partnership opportunities will be the pillar of our growth strategy in the future. We expect to realize further vertical extension of our value chain, expand our solutions, service and platforms offerings, and enhance our competitiveness through acquisitions, strategic investments or strategic partnerships when appropriate opportunity arises. For example, we may pursue potential acquisitions of digital marketing companies in Japan, South Korea and certain Southeastern Asia countries that have realized profits that are in line with our growth strategy and are complementary to our existing operations. We may also look for companies in e-commerce in Japan, South Korea and certain Southeastern Asia countries to supplement our existing solutions and services to our customers.

Our Business Model

We primarily generate revenues from:

(i)	Digital marketing solutions, which primarily include marketing solutions for our customers’ inbound and outbound marketing activities. Our customers typically include global and local brand owners. For our advertisement solution services, we provide a comprehensive range of data-driven, tailor-made marketing solutions through the delivery of campaign key performance indicators (e.g., spending, number of clicks, impressions, true views, etc.) and charge service fees; while for account top-up services, we facilitate customer account top-ups by charging service fees.

(ii)	SaaS platforms, which primarily include subscription fees and service charges for using advanced features on our SaaS platforms. Our customers typically include brand owners, content creators and marketing agents. We have launched (a) OptAdEasy, an AI-powered cross-channel advertising management platform, (b) KOOLER AI, an AI-driven influencer management platform, and (c) Kolsify, a go-to AI platform for avatar and content creation, all of which are aimed to enable effective and efficient marketing management for different scenarios. We did not generate any revenue from this service for the fiscal years ended March 31, 2025 and 2024.

Our Solutions

Through our suite of solutions, enabled and supported by our local teams, sophisticated data analytics capabilities and cutting-edge technologies, we deliver highly integrated cross-border digital marketing solutions to our customers which address our customers’ needs throughout their marketing cycle and across different online channels to:

●	identify their targeted audience;

●	engage and activate potential clients;

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●	monitor and measure the results of online marketing campaigns; and

●	create content catering to their potential clients.

Our Suite of Solutions

Our integrated marketing solutions typically involve marketing activities that use digital technology for advertisement placement and marketing communications on various digital platforms, identifying, engaging and activating audience through display, SEM, SEO, online video, social media marketing, influencer/KOL marketing, connected TV, digital out-of-home, audio and other marketing activities. Below is a detailed description of the major digital marketing solutions we offer.

Programmatic Display Advertising

Leveraging substantial big data and AI algorithms, our SaaS platform, APHub, dynamically optimizes dynamic context, creativity and ad relevance to elevate campaign efficiency. Our machine learning architectures continuously calibrate cross-channel bid strategies and creative variations, serving ads at engagement-critical moments while generating predictive performance intelligence. This end-to-end automation of media buying, from traditional display to PDOOH digital signage and CTV environments, embodies programmatic advertising’s core promise to transform ad transactions into precisely targeted, AI-optimized audience conversations at a global scale.

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Search Engine Marketing

We leverage search engines’ dominance as primary information gateways to position clients’ advertisements through strategic keyword bidding. In general, when users enter queries, results are ranked by relevance, with paid advertisements (marked as “Sponsored”) positioned above organic listings. Our OptAdEasy Optimization model transforms search queries into targeted engagement opportunities, capturing prospects at the critical moment of discovery. The flowchart below illustrates the general workflow for placing advertisements on search engines:

Leveraging our proprietary AI tools, we are able to analyze over billions of data points from search engine, tracking brand and competitor advertising performance alongside keywords. By assessing metrics like impressions, clicks, conversions and engagement, combined with competitive bids and cross-device behaviors, we are able to automate keyword optimization, bid adjustments and advertising relevance scoring. As a result, we maximize placement quality and conversion rates while minimize cost per acquisition. The image below captures the difference between paid results, i.e. advertisements on search results pages, and unpaid results, i.e. non-advertising search results which are found to match searched keywords by search engines.

Social Media Marketing

We engineer social media success by combining human expertise with AI. Our local teams craft culturally nuanced strategies. In addition, we leverage our SaaS platforms, KOOLER AI for intelligent influencer sourcing and management, as well as Kolsify to generate unique avatar-driven content. Leveraging on algorithms to analyze audience psychology, our creative and strategy team also develops dynamic visuals, videos, and content.

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We maintain partnerships with global social media platforms, obtaining access to partner tools and insights for enhanced targeting and credibility from these platforms. Beyond our digital performance team’s expertise in global platforms and strategy optimization, we utilize OptAdEasy for targeted advertising across social media platforms, enabling AI-driven audience segmentation, bidding, automated creative rotation, and competitive benchmarking.

Influencer/KOL Marketing

We deliver full-spectrum influencer/KOL marketing solutions powered by our social media team and combine with cutting-edge technologies. Backed by over 15 years of regional experience on average, our social media team develops tailored campaign strategies and manages influencer relationships with cultural precision. We collaborate closely with brand owners and creators to craft market-specific campaigns, occasionally incorporating our Kolsify avatar technology to generate innovative content through photo and video face-swapping. This blend of virtual and human creativity delivers fresh, trend-forward content while maintaining authentic audience connections. We make every effort to ensure all content adhere to regional norms and compliance standards, balancing innovation with cultural relevance. In addition, our SaaS platform, KOOLER AI, a full-suite influencer management platform, provides over 200,000 carefully vetted micro and macro influencers across eight major social media platforms. For details, see “— Our SaaS Platforms — KOOLER AI.”

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Our Solution Delivery Model

The following diagram illustrates the typical operating procedure of our digital marketing solutions offering:

We provide customized marketing solutions for our customers and manage marketing campaigns based on the specified marketing objectives requested by our customers. We transform customers’ marketing objectives into measurable results through customized campaign management, combining strategic expertise with AI-driven technology. After entering into a framework agreement with our customers, we will further discuss with our customers to identify their targeted audience, targeted media channels and time and duration of campaign, to decide on cross-channel marketing budget allocation and the timing, frequency, number and format of audience engagement based on their specified marketing objectives and budgets. After launching campaigns on appropriate types of media channels, we continuously monitor and analyze the marketing objective metrics and optimize campaign performance through data analysis.

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Our SaaS Platforms

We have launched three SaaS platforms, including (a) OptAdEasy, an AI-powered cross-channel advertising management platform, (b) KOOLER AI, an AI-driven influencer management platform, and (c) Kolsify, a go-to AI platform for avatar and content creation, all of which are aimed to enable effective and efficient marketing management for different use cases. Our cloud-based system allows us to deploy new versions and enhancements of our SaaS platforms to all of our customers simultaneously.

OptAdEasy

OptAdEasy is an AI-powered, all-in-one advertising management platform that centralises cross-channel campaign optimization for advertisement on search engine platforms and social media platforms to streamline our customers’ advertising efforts. Leveraging sophisticated AI technologies, including natural language processing, machine learning and deep learning, OptAdEasy is able to deliver actionable insights and optimize automated solutions. OptAdEasy processes diverse data types, including text, images, historical behavior, and spatial-temporal information, such as location and time data, to provide performance analytics, including CPA, conversions, clicks, and spend data, alongside a performance grader that benchmarks against industry standards (including KPI highlights, diagnostic analysis, and best practice fulfillment). The platform offers optimization tools for budget allocation, bidding strategies, and underperforming keyword management.

Advanced features of OptAdEasy include Competitor Stalk for analyzing rivals’ creatives across social and display ads, and AI Banner for ad creative generation. Comprehensive performance reporting also delivers weekly diagnostics with visual metrics and improvement recommendations. Designed for marketers, the platform specializes in data-driven optimizations for streamlined cross-channel advertising efforts.

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KOOLER AI

Coordinating and optimizing customers’ KOL marketing campaign is critical in digital marketing services and solutions. KOOLER AI is an influencer/KOL marketing platform that aggregates and analyzes data from over 200,000 influencers across major social platforms. The platform provides cross-region analytics for 11 markets, including Hong Kong, Taiwan, Mainland China, Macau, Japan, South Korea, Singapore, Malaysia, Thailand, Vietnam, and Indonesia. With KOOLER AI, our customers analyze competitor’s KOL marketing strategy, acquire overview and insight data from KOLs across social platforms. KOOLER AI is able to help customers discover and identify their ideal KOL, by taking channel, gender, location, social platforms, language, and industry into consideration.

In addition, KOOLER AI utilizes sophisticated image recognition technology to detect brand elements in KOL content, ensuring collaborations align with customers’ strategic objectives and maintain brand consistency. Further, the sentiment analysis function decodes emotional nuances in KOL and follower content, enhancing campaign authenticity and resonance. KOOLER AI’s KOL performance prediction feature utilizes big data analytics technology to score KOLs based on historical engagement and growth metrics, benchmarked against regional peers, ensuring customers partner with influencers who deliver measurable results.

We will further improve and enhance the functions of KOOLER AI. Leveraging advanced data pipelines and neural networks to collect data from various social platforms and transform into data usable for analysis, KOOLER AI will track KOLs’ campaign performance, extracting dynamic traits like engagement trends to enable predictive campaign optimization, ensuring campaigns remain effective throughout their lifecycle.

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Kolsify

Kolsify is an AI-powered avatar creation platform that enables customers to generate realistic and cartoon-style digital avatars, perform face swaps in media, and customize creations. Kolsify enables the generation of instant realistic and cartoon avatars for videos and images in campaigns. Everyone can be a content creator and craft images and videos using personalized avatar. Customers may create avatars, swap face, and cartoonize with simple clicks and manage all of the avatar content with sophisticated campaign management dashboard. Kolsify provides unlimited avatar creation capabilities for both personal and commercial use. It enables brands and marketers to optimize their content management strategies through image and video content creation. The platform streamlines content production while enhancing audience engagement through customizable AI-generated assets.

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Our Data and Data Analysis Capabilities and Technologies

Our Data Collection

We collect data from various channels from our marketers, publishers and ad exchanges when managing marketing campaigns, and to a lesser extent, from third-party strategic partners through our data collaboration arrangement with them. We track data with tracking tools and software development kits installed on websites and third-party SaaS platforms. Our data assets primarily include users’ intent, users’ interest, online transactional, offline purchase behavioral data, social data and demographic data, as well as campaign performance data.

●	Users’ intent – Users’ intent, also known as query intent or search intent, is the identification and categorization of what a user online intended or wanted to find.

●	Users’ interest – Interest targeting allows advertisers to reach users based on their past online behaviors, inferred interests, and interactions with various content across ad network and affiliated websites. This method builds on the assumption that past behavior is a predictor of future interest, thus serving ads to users who have shown a propensity toward certain topics, such as fitness, technology, or cooking.

●	Online transactional data – Online transactional data refers to a user’s behavior on online commerce platforms, including the items he or she is browsing or has added to his or her shopping cart. Online transactional data directly identifies the purchasing intent and immediate needs of a specific user. An example of online transactional data would be a particular user browsing for high-end skin care products and adding a specific brand of eye serum into the shopping cart in preparation of a purchase. We obtain online transactional data from branded E-commerce platforms and the re-marketing campaigns for our E-commerce customers.

●	Offline purchase behavioral data – Offline purchase behavioral data refers to information about how customers interact with a business in a physical, in-store environment during a purchase. This data provides insights into customer preferences, buying frequency and the factors influencing their decisions.

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Social data – Social data refers to information collected from users’ public activity on social media platforms. This includes user-generated content, metadata, and interactions like posts, comments, likes, shares, and location data. Essentially, it’s the data that reflects how people interact and behave within social media environments.

●	Demographic data – Demographic data refers to statistical information about the characteristics of a population. It includes basic descriptive information about individuals or groups, such as age, gender, income, education level, and location. This data is used to understand the composition and structure of a population and to analyze trends and patterns within it.

We distill structured variables from large volume of unstructured data to construct context-rich user profiles. We “pre-package” our user profiles into audience groups that can be utilized by specific industry verticals for precise targeting. Data involving our user profiles and audience groups are continuously fed into our content distribution opportunity matching process, enabling marketers to make cost-efficient decisions on audience engagement opportunities and continuously optimize these decisions to access and activate their target audience through different channels.

In addition, we take various measures to ensure our data collection comply with privacy and data protection regulations in various jurisdictions. We generally collect publicly available information. When we collect data from websites of large and well-established internet companies, we rely on and comply with their well-established privacy and data protection policies. The data that we collect will be anonymized before we conduct analysis.

Our Data Analysis Capabilities and Technologies

We apply data analysis technologies extensively throughout the online marketing cycle to execute cost-efficient decisions on audience engagement. We use tools from open source AI libraries to build models and analysis. Our data analytics capabilities and technologies include:

Artificial Intelligence and Machine Learning

We use artificial intelligence and machine learning to leverage big data analytics, tracking and analyzing the performance of brand advertisements, as well as those of competitors and relevant key words, enabling brand owners to optimize their advertising campaigns effectively.

●	Comprehensive data acquisition for timely campaign optimization – After gathering data from social media platform and advertising channels, we are able to analyze performance metrics including impressions, clicks, conversions and engagement metrics across campaigns, and thus, brand owners can dynamically optimize bids and refine keyword targeting.

●	Automated insights and actional reporting – Our tools can automatically process complex campaign data and compare against industry benchmark (e.g., CTR, CPA, CPC, etc.), followed by a performance scoring for brand campaigns and visual dashboards plus one-click reports, with auto-generated personalized optimization suggestions. Brand owners can easily compare their performance against industry benchmarks, allowing faster, data-driven decisions in optimization.

Matching Technologies

Our matching technologies signify our data analysis capabilities by being able to ensemble machine learning models for KOL and brand insights through KOL search and brand comparison with over 1000 global and local brands.

●	KOL search – Our matching technologies ensemble machine learning models for KOL by evaluating KOLs based on historical engagement performance (e.g. likes, shares, comments) and growth metrics (e.g. follower growth rate). Such evaluation indicators ensure accurate and reliable scoring of KOLs, helping brands identify the most effective KOLs for their campaigns.

●	Brand comparison with over 1000 global and local brands – After evaluating KOL’s content, our matching technologies summarize data of different brands and competitors to provide insights on estimated campaign value, number of KOLs and posts, KOL tier distribution, hashtags, top post analysis, and hot KOL comparison. These empower our customers to conduct detailed brand and competitor analysis to make informed decisions on optimizing KOL strategies.

Research and Development

We have been committed to research and development and expect to invest significantly in continued research and development efforts to expand the capabilities of our technology and enhance the quality of our services and solutions.

Our IT infrastructure blends on-premise and cloud hosting. We utilize both on-premise and cloud environments for our internal systems and official web servers. Our SaaS platforms, including KOOLER AI, Kolsify, OptAdEasy and the upcoming APHub, are hosted on Google Cloud and Microsoft Azure, with Kolsify’s AI avatar creator servers on-premise.

Our senior management team heads our R&D efforts and sets out strategic directions for the advancement of our offerings. Mr. Chan Chor Wai, our chief technology officer, has approximately 30 years of experience in the internet technology industry, of which 20 years of experience is in the online advertising industry. As of March 31, 2025, we have an R&D team composed of 15 members who work with our professional digital performance experts across countries in the Asia Pacific region on research and development activities. Our R&D expenses amounted to US$491,319 and US$450,530 for the fiscal years ended March 31, 2025 and 2024, respectively.

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We cooperate with a local research institution in Hong Kong (“HK Research Institution”), which is an independent third-party, to co-develop our SaaS platforms including the design, development and delivery of SaaS platforms, under a series of agreements covering multiple projects. Although these collaboration agreements are entered into between us and the HK Research Institution, the fees are paid by us and the Innovation and Technology Commission of the government of Hong Kong (“ITC”). The ITC is not a party to the agreements but provides funding to encourage innovation.

Typically, following the execution of the collaboration agreements, we discuss and explain the project specifications and acceptance criteria which are specified in the collaboration agreements, with the HK Research Institution. Depending on specific requirements, the HK Research Institution prepares and submits the relevant documentation regarding such specifications to the ITC for review. After obtaining the ITC’s final approval, the HK Research Institution proceeds with research and development of the specified modules and functions based on the agreed specifications. We work with the HK Research Institution for continuous improvement and testing of the deliverables. The key terms of collaboration agreements with the HK Research Institution generally include:

Key Terms	Description
Term	The collaboration agreements typically have a term commencing on the effective date and continue in full force and effect until five years from the project completion.

Contribution and Payment	The funds for use in the project are generally (i) from us and the Innovation and Technology Fund of the government of Hong Kong, or (ii) borne by us.

Intellectual Property

As for licensed technology owned by the HK Research Institution, the HK Research Institution grants to us a non-exclusive, non-transferable and non-sublicensable license during agreed period. The cooperation foreground intellectual property generated from the project will be assigned to us by the HK Research Institution under certain conditions, and the HK Research Institution will be granted a royalty-free, fully-paid-up, perpetual, irrevocable, non-exclusive, worldwide, non-transferable and non-sublicensable license to use such intellectual property only for internal research and development purpose and also is entitled to the right of first refusal.

Collaboration Revenue Share	Following the completion of the projects, we shall make annual payments to the HK Research Institution over an agreed period of three to five years. Each year, the payment will be the greater of (i) a fixed amount payment, ranging from HKD135,000 (approximately US$17,000) to HKD378,000 (approximately US$48,000) or (ii) an agreed percentage of revenue generated from our SaaS platforms, ranging from 3.0% to 6.5%.

We co-developed three SaaS platforms with the HK Research Institution for our business, including KOOLER AI, OptAdEasy and Kolsify. In addition, we plan to launch APHub, a one-stop programmatic advertising platform which is also co-developed with the HK Research Institution, in 2026. APHub will operate across multiple advertisement exchanges in over 50 markets in Asia-Pacific regions and offer advanced technology to enable super-targeting, real-time personalized bidding, omnichannel marketing campaigns and bilingual AI banner content. It will boast high-quality global advertisement placements, third-party audience data, wide array of creative formats and post-campaign reports. With advanced tools like automated smart bidding and an advanced audience suite, APHub will enable hyper-targeted campaigns and high-performing placements at optimal efficiency. Additionally, it will seamlessly integrate online and offline channels, driving data-driven and personalized campaigns that resonate across all touchpoints.

Our Suppliers

Our major suppliers include search engines and social media platforms. We primarily establish partnerships with powerful online advertising platforms including search engine platforms and social media platforms, to facilitate our digital marketing solutions and SaaS platforms and keep us ahead of the global competition on both inbound and outbound digital marketing. In addition, we purchased offline advertising spaces from other channel suppliers, and services from KOLs.

The two largest suppliers accounted for 54.4% and 58.1% of our total purchases for the fiscal year ended March 31, 2025 and 2024, respectively. These two largest suppliers, both headquartered in the United States, have subsidiaries and offices all over the world, and we generally conduct transactions with their subsidiaries in Singapore, Taiwan, mainland China, Indonesia and Ireland. No other suppliers accounted for more than 10% of our total purchases for the fiscal years ended March 31, 2025 and 2024. The three largest suppliers accounted for 80.5% and 62.0% of our accounts payable as of March 31, 2025 and 2024, respectively. No other suppliers accounted for more than 10% of our accounts payable as of March 31, 2025 and 2024.

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Our Customers

Our customers include individual and brand owners. Since our inception to March 31, 2025, we served over 5,000 customers across Asia-Pacific region. Our services and solutions cover almost every industry including banking and finance, travel, hospitality and property, fashion and accessories, beauty and skincare, healthcare, retail and food, homeware and household, FMCG, arts and entertainment, education, technology and software, automotive.

We typically enter into digital marketing agreement with each of our customers. The key terms of such agreements generally include: (i) the customers set KPI such as spending, number of clicks, impressions, true views or other relevant metrics for each type of digital marketing service; (ii) we generally provide digital marketing solution package for a period of one month to twelve months, depending on the achievement of customers’ KPI. Our services and solutions will cease once the KPI is reached. However, if the KPI is not reached within the initial term, the agreements will be extended until the KPI is met; (iii) the total performance based digital marketing solution package payable is calculated by aggregating the costs of each digital marketing solution. The cost of each digital marketing solution is subject to several factors, including the selected digital marketing platforms, advertising or service type (such as display, search engine marketing, search engine optimization, online video, social media marketing, and influencer/KOL marketing), and pricing model (such KPIs including but not limited to spending, number of clicks, impressions, and true views); (iv) the customers shall settle the total amount payable no later than 45 days from the invoice date. Late payment may result in service suspension.

For the fiscal years ended March 31, 2025 and 2024, we engaged with 1,124 and 1,170 customers, respectively. No customers accounted for more than 10% of our total revenues for the fiscal years ended March 31, 2025 and 2024. During the same periods, 1.8% and 1.7% of our revenues were derived from mainland China, respectively, and 2.7% and 2.9% of our customers were located in mainland China, respectively.

Intellectual Property

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success. We rely on a combination of trademark and trade secret laws, and contractual restrictions, including through non-compete agreements with our key employees, confidentiality procedures and contractual provisions with our employees, customers and others to protect our proprietary rights.

We have established and implemented internal policies and protocols in relation to the creation, management, implementation and protection of their intellectual property and trade secrets. As of March 31, 2025, we had one registered patent on user recommendation methods and related equipment in live streaming platforms, 33 registered trademarks, 20 registered software copyrights and 83 domain names globally. Below is a list of our patents and key registered software copyrights as of March 31, 2025:

No.	Patents	Type	Patentee/Owner	Expiration Date	Registered Area
1	User recommendation methods and related devices in live streaming platforms	Invention patent	AsiaPac Net Technology (Shenzhen) Limited (PRC)	September 29, 2038	PRC

No.	Key Software Copyrights	Type	Owner	Registered Area
1	OptAdEasy Search Advertising Intelligent Optimization System	Registered software copyright	AsiaPac Net Technology (Shenzhen) Limited	PRC
2	AP Big Data Advertising Audience Targeting and Strategy System	Registered software copyright	AsiaPac Net Technology (Shenzhen) Limited	PRC

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Our continued success depends upon our ability to protect our core technology and intellectual property. We rely on a combination of confidentiality clauses, contractual commitments, trade secret protections, copyrights, trademarks, patents, and other legal rights to protect our intellectual property and know-how. We enter into confidentiality and proprietary rights agreements with our employees, and we control access to and distribution of our proprietary information.

Competition

The industry of digital marketing solutions in Asia-Pacific is highly competitive, fragmented and rapidly changing. According to Frost & Sullivan, we are a leading AI-driven omnichannel digital marketing technology company in Asia-Pacific and were the largest digital marketing solutions provider in Hong Kong in terms of revenue in 2024. We face competition principally from other omnichannel digital marketing technology companies.

We compete for digital marketing revenue based on many factors, including geographic reach, customer trust, breadth and depth of relationships with search engines and social media platforms, advertisement exchanges, cross-channel capabilities, accessibility and user-friendliness of services and solutions. We compete for campaign distribution opportunities based on our ability to form long-standing partnerships with various superior search engines and social media platforms. While our industry is evolving rapidly and is becoming increasingly competitive, we believe that our large Asia-Pacific consumer data set, AI-driven omnichannel digital marketing technologies, competitor monitoring, targeted audience reach, cutting-edge technologies, strong and diverse customer base, deep knowledge and familiarity with Asia-Pacific digital marketing solutions industry, and visionary leadership enable us to remain competitive.

For a discussion of risks relating to competition, see “Risk Factors – Risk Relating to Our Business and Industry — The digital marketing industry in Asia-Pacific is highly fragmented and intensely competitive. In addition, independent digital marketing technology companies face competitive pressure from well-established internet companies, marketing agencies and traditional media” and “Risk Factors – Risk Relating to Our Business and Industry – If digital marketing solutions do not achieve widespread market acceptance, our business, growth prospects and results of operations would be materially and adversely affected.”

Employees

As of March 31, 2025, we had 270 full-time employees. The following table sets forth the numbers of our full-time employees categorized by function as of March 31, 2025.

Function	Number of Employees	Percentage
Research and Development	15	5.6%
Business Development	61	22.6%
Digital Performance	74	27.4%
Social Media	61	22.6%
Creative and Strategy	23	8.5%
General Administration	36	13.3%
Total	270	100.0%

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Our success depends on our ability to attract, retain, and motivate qualified employees. As part of our human resources strategy, we provide our employees with competitive salaries and performance-based cash bonuses. In addition, we provide regular training and development programs on topics critical to our business operations. We have generally been able to attract and retain qualified personnel and maintain a stable core management team.

We consider our insurance coverage to be customary for businesses of our size and type and in line with the standard commercial practice in the jurisdiction(s) where we operate. We believe that our current insurance policies provide sufficient coverage of the risks to which we may be exposed to and are in line with the industry norm.

We enter into standard employment contracts and confidentiality agreements with our full-time employees. We believe that we maintain a good working relationship with our employees. To date, we have not experienced any material labor disputes. None of our employees are represented by labor unions.

Facilities

We are headquartered in Hong Kong, in an approximately 876 square-meter facility, under certain lease agreements expiring on May 31, 2028. We currently lease approximately 2,508 square-meter office space outside of Hong Kong, including offices located in Taiwan, Indonesia, South Korea, Thailand, Japan, Singapore, Malaysia, etc., under certain lease agreements expiring from January 2026 to February 2031.

We believe that our current facilities are suitable and adequate to meet our current needs. If we require additional space, we expect to be able to obtain additional facilities on commercially reasonable terms.

Insurance

We consider our insurance coverage to be customary for businesses of our size and type and in line with the standard commercial practice in the jurisdiction(s) where we operate. We participate in various insurance policies to cover our risks in respect of our business operations and our employees. We do not currently maintain business liability insurance, business interruption insurance or key employee insurance. We believe that our current insurance policies provide sufficient coverage of the risks to which we may be exposed to and are in line with the industry norm. See “Risks Factors — Risks Relating to Our Business and Industry — We may not maintain adequate or sufficient insurance, which could expose us to significant costs and business disruption.”

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time become a party to various legal, arbitral or administrative proceedings or claims arising in the ordinary course of our business. See “Risk Factors — Risks Relating to Our Business and Industry — We may be involved in legal and other disputes and claims arising out of our operations.”

Seasonality

For cross-border digital marketing industry, the fourth quarter of the year is typically a peak season for marketers from the e-commerce industry which customarily allocate a significant portion of their marketing budgets around the holiday seasons (such as Christmas and New Year) and on special promotional occasions (such as Black Fridays) when increased consumer spending is expected. As we have established a marketer base which comprises marketers from different industries and as we actively approach our marketers with marketing proposals throughout the year, our historical revenue growth had generally masked the impact of seasonality with respect to marketers from different industries and we believe that we did not experience material fluctuations in our operations due to seasonality for the fiscal years ended March 31, 2025 and 2024. See “Risk Factors – Risks Relating to Our Business and Industry – Seasonal fluctuations in our industry could have impact on our revenue, cash flow and operating results.”

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REGULATIONS

Hong Kong

Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong)

The Business Registration Ordinance requires every person (an individual or a company) carrying on any business in Hong Kong to make an application to the Commissioner of Inland Revenue for the registration of that business within one month of the commencement of that business. The Commissioner of Inland Revenue must register the business for which the business registration application is made and issue a business registration certificate as soon as practicable after the prescribed business registration fee and levy are paid.

Sale of Goods Ordinance (Chapter 26 of the Laws of Hong Kong)

The Sale of Goods Ordinance governs contracts for the sale of goods in Hong Kong. The Sale of Goods Ordinance codifies certain implied terms or conditions and warranties generally relating to the goods supplied under a contract. Warranties relating to the goods supplied include that the goods:

(a)	can be enjoyed by the buyer in quiet possession;

(b)	where sold by description, shall correspond with the description;

(c)	are of merchantable quality and fit for the buyer’s purpose for acquiring the goods, as made known to the seller; and

(d)	where sold by sample, shall correspond with the sample in quality.

The Sale of Goods Ordinance applies only to sellers of goods in Hong Kong. A breach of warranty by the seller under the Sale of Goods Ordinance may entitle the buyer to reject the goods, set up against the seller a diminution or extinction of the price or maintain an action against the seller for damages.

Supply of Services (Implied Terms) Ordinance (Chapter 457 of the Laws of Hong Kong)

The Supply of Services (Implied Terms) Ordinance aims to consolidate and amend the law with respect to the terms to be implied in contracts for the supply of services (including a contract for the supply of a service whether or not goods are also transferred or to be transferred, or bailed or to be bailed by way of hire under the contract) and provides that:

(a) where the supplier is acting in the course of a business, there is an implied term that the supplier will carry out the service with reasonable care and skill; and

(b) where the supplier is acting in the course of a business, the time for service to be carried out is not fixed by the contract, is not left to be fixed in a manner agreed by the contract or is not determined by the course of dealing between the parties, there is an implied term that the supplier will carry out the service within a reasonable time.

Where a supplier is dealing with a party to a contract for supply of service who deals as a consumer, the supplier cannot, by reference to any contract term, exclude or restrict any liability of his arising under the contract by virtue of the Supply of Services (Implied Terms) Ordinance. Otherwise, where any right, duty or liability would arise under a contract for the supply of a service by virtue of the Supply of Services (Implied Terms) Ordinance, it may (subject to the Control of Exemption Clauses Ordinance) be negatived or varied by express agreement, or by the course of dealing between the parties, or by such usage as binds both parties to the contract.

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Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong)

The collection and processing of personal data in Hong Kong are governed by the PDPO.

The PDPO provides the principles that a data user must follow in any acts concerning personal data (the “Data Protection Principles”). Personal data refers to any data (a) relating directly or indirectly to a living individual; (b) from which it is possible and practical for the identity of the individual to be directly or indirectly ascertained; and (c) in a form in which access to or processing of the data is practicable.

The Data Protection Principles are summarized as follows:

(a) Principle 1 — Purpose and manner of collection of personal data. This provides for the lawful and fair collection of personal data and sets out the information a data user must give to a data subject when collecting personal data from that subject.

(b) Principle 2 — Accuracy and duration of retention of personal data. This provides that personal data should be accurate, up-to-date and kept no longer than necessary.

(c) Principle 3 — Use of personal data. This provides that unless the data subject gives consent otherwise, personal data should be used for the purposes for which they were collected or a directly related purpose.

(e) Principle 4 — Security of personal data. This requires appropriate security measures to be applied to personal data.

(e) Principle 5 — Information to be generally available. This provides for openness by data users about their personal data policies and practices, the kinds of personal data they hold and the main purposes for which personal data are used.

(f) Principle 6 — Access to and correction of personal data. This provides for data subjects to have rights of access to and correction of their personal data.

Contravention with the Data Protection Principles may entitle the Privacy Commissioner for Personal Data to issue an enforcement notice directing the data user to remedy and/or prevent recurrence of contravention. Contravention with the above notice is an offence and the offender is liable on (i) first conviction to a maximum fine of HK$50,000 and to imprisonment for two years, and if the offence continues after the conviction, to a daily penalty of HK$1,000; and (ii) subsequent conviction to a maximum fine of HK$100,000 and to imprisonment for two years, and if the offence continues after the conviction, to a daily penalty of HK$2,000. It is a defense to the above offence if the data user shows that he exercised all due diligence to comply with the enforcement notice.

Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong)

Pursuant to the Inland Revenue Ordinance (“IRO”), profits tax shall be charged for each year of assessment at the standard rate on every person carrying on a trade, profession or business in Hong Kong in respect of his assessable profits arising in or derived from Hong Kong for that year from such trade, profession or business.

The IRO Amendment Bill was signed into law on 28 March 2018. Under the two-tiered profits tax rates regime set out in Schedule 8B to the IRO, the first HK$2 million of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million will be taxed at 16.5%. The profits of group entity not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%. Accordingly, starting from the year of assessment 2018/19, the Hong Kong profits tax is calculated at 8.25% on the first HK$2 million of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2 million for the qualifying group entity.

Employment Ordinance (Chapter 57 of the Laws of Hong Kong)

The Employment Ordinance (the “EO”) provides for the protection of the wages of employees and regulates the general conditions of employment and employment agencies. Under the EO, an employee is generally entitled to, amongst other things, notice of termination of his or her employment contract; payment in lieu of notice; maternity protection in the case of a pregnant employee; not less than one rest day in every period of seven days; severance payments or long service payments; sickness allowance; statutory holidays or alternative holidays; and paid annual leave of up to 14 days depending on the period of employment.

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Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong)

The Employees’ Compensation Ordinance (the “ECO”) provides for the payment of compensation to employees injured in the course of employment. As stipulated by the ECO, an employer is required to take out an insurance policy to insure against the injury risk of his or her employees. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine and imprisonment. An employer who has taken out an insurance policy under the ECO is required to display a prescribed notice of insurance in a conspicuous place on each of its premises where any employee is employed.

Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong)

The Minimum Wage Ordinance provides for a prescribed minimum hourly wage rate (set at HK$42.1 per hour with effect from May 1, 2025) during the wage period for every employee engaged under a contract of employment under the Employment Ordinance. Any provision of the employment contract which purports to extinguish or reduce the right, benefit or protection conferred on the employee by the Minimum Wage Ordinance is void.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong)

Employers are required to enroll their regular employees (except for certain exempt persons) aged between at least 18 but under 65 years of age and employed for 60 days or more in a Mandatory Provident Fund (“MPF”) scheme within the first 60 days of employment.

For both employees and employers, it is mandatory to make regular contributions into a MPF scheme. For an employee, subject to the maximum and minimum levels of income (set at HK$30,000 and HK$7,100 per month, respectively, as of the date of this prospectus), an employer will deduct 5% of the relevant income on behalf of an employee as mandatory contributions to a registered MPF scheme with a ceiling (set at HK$1,500 as of the date of this prospectus). Employer will also be required to contribute an amount equivalent to 5% of an employee’s relevant income to the MPF scheme, subject only to the maximum level of income (set at HK$30,000 as of the date of this prospectus).

Trade Descriptions Ordinance (Chapter 362 of the Laws of Hong Kong)

The Trade Descriptions Ordinance aims to protect customers against unfair trade practices by regulating businesses to sell products and services in a truthful manner.  It prohibits false trade descriptions in respect of services supplied in the course of trade.

“Trade description”, as defined under the Trade Descriptions Ordinance:

(a) in relation to services means an indication, direct or indirect, and by whatever means given, with respect to the service or any part of the service including an indication of any of the matters – nature, scope, quantity (including the number of occasions on which, and the length of time for which, the service is supplied or to be supplied), standard, quality, value or grade; fitness for purpose, strength, performance, effectiveness, benefits or risks; method and procedure by which, manner in which, and location at which, the service is supplied or to be supplied; availability; testing by any person and the results of the testing; approval by any person or conformity with a type approved by any person; a person by whom it has been acquired; or who has agreed to acquire it; the person by whom the service is supplied or to be supplied; after-sale service assistance concerning the service; price, how price is calculated or the existence of any price advantage or discount.

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(b) in relation to goods, means an indication, direct or indirect, and by whatever means given, with respect to the goods or any part of the goods including an indication of any of the matters – quantity (which includes length, width, height, area, volume, capacity, weight and number), size or gauge; method of manufacture, production, processing or reconditioning; composition; fitness for purpose, strength, performance, behaviour or accuracy; availability; compliance with a standard specified or recognized by any person; price, how price is calculated or the existence of any price advantage or discount; liability to pay duty on them under the laws of Hong Kong, generally or in specified circumstances; testing by any person and results thereof; approval by any person or conformity with a type approved by any person; a person by whom they have been acquired, or who has agreed to acquire them; their being of the same kind as goods supplied to a person; place or date of manufacture, production, processing or reconditioning; person by whom manufactured, produced, processed or reconditioned; other history, including previous ownership or use; availability in a particular place of (i) a service for the inspection, repair or maintenance of the goods; or (ii) spare parts for the goods; warranty given in respect of the service or spare parts; the person by whom the service or spare parts are provided; the scope of service; the period for which the service or spare parts are available; and the charge or cost at which the service or spare parts are available.

The Trade Descriptions Ordinance provides that, among other requirements, no person shall in the course of trade or business apply a false trade description to any goods or services or supply or offer for supply any goods or services with false trade descriptions applied thereto. A trader who applies a false trade description to a good or service supplied or offered to be supplied to a consumer, or supplies or offers to supply to a consumer a good or service to which a false trade description is applied, commits an offence. Any person also must not import or export any goods to which a false trade description or forged trade mark is applied.

It is also an offence for any trader to engage in relation to a consumer in a commercial practice that (a) is a misleading omission; (b) is aggressive; (c) constitutes bait advertising; (d) constitutes a bait and switch; or (e) constitutes wrongly accepting payment for a product. A person who commits the offences outlined above shall be subject, on conviction on indictment, to a fine of HK$500,000 and to imprisonment for five years, and on summary conviction, to a fine at HK$100,000 and to imprisonment for two years.

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MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this prospectus. Unless otherwise stated, the business address for our directors and executive officers is that of our principal executive offices at Unit A2-A6, 9/F, NCB Innovation Centre, 888 Lai Chi Kok Road, Lai Chi Kok, Kowloon, Hong Kong.

Directors and Executive Officers	Age	Position
Chan Chor Koon	53	Chairman of the Board of Directors and Chief Executive Officer
Chong Siu Nuen	53	Director and Chief Operating Officer
Chan Chor Wai	57	Director and Chief Technical Officer
Cheung Ka Yue	53	Chief Financial Officer Nominee*
Chow Shiu Wing Joseph	53	Independent Director Nominee*
Kam Chi Sing	54	Independent Director Nominee*
Lee Shu Yan	53	Independent Director Nominee*

* Has accepted appointment effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus forms a part.

Mr. Chan Chor Koon has served as our chief executive officer since our inception in January 1996, and our director and chairman of the board of directors since June 2025. Mr. Chan Chor Koon is the spouse of Ms. Chong Siu Nuen and brother of Mr. Chan Chor Wai. As one of our founders, Mr. Chan is primarily responsible for the overall management, strategic planning and development of the Group Mr. Chan Chor Koon has approximately 30 years of experience in the internet technology industry, of which 20 years of experience is in the digital marketing industry and has deep understanding of and passion for the digital marketing industry. In addition, Mr. Chan serves as the founding chairman of Hong Kong General Chamber of Cross-border E-commerce, a committee member of The Chinese General Chamber of Commerce, a managing director of Hong Kong Chiu Chow Chamber of Commerce and a managing director of Council for the Promotion of Guangdong-Hong Kong-Macao Cooperation. Mr. Chan received an executive master’s degree in Advanced Management from the HEC Liege School of Management at the University of Liege, Belgium in August 2019.

Ms. Chong Siu Nuen has served as our chief operating officer since our inception in January 1996, and our director since June 2025. Ms. Chong Siu Nuen is the spouse of Mr. Chan Chor Koon. As one of our founders, Ms. Chong is primarily responsible for the operational management and the strategic planning and development of our Group. Ms. Chong has approximately 30 years of experience in the internet technology industry, of which 20 years of experience is in the digital marketing industry and has deep understanding of and passion for the digital marketing industry. In addition, Ms. Chong serves as the vice chairwoman and secretary of the Hong Kong General Chamber of Cross-border E-commerce. Ms. Chong received an executive master’s degree in Advanced Management from the HEC Liege School of Management at the University of Liege, Belgium in August 2019.

Mr. Chan Chor Wai has served as our chief technical officer since our inception in January 1996, and our director since June 2025. Mr. Chan Chor Wai is the brother of Mr. Chan Chor Koon. As one of our founders, Mr. Chan is primarily responsible for the research management and development and the day-to-day information technology operations of our Group. Mr. Chan has approximately 30 years of experience in the internet technology industry, of which 20 years of experience is in the digital marketing industry and has deep understanding of and passion for the digital marketing industry. Mr. Chan received a bachelor of science degree in biochemistry from the University of Hong Kong in December 1990 and a master’s degree in Computer Science from the Ball State University in the United States in December 1994.

Mr. Cheung Ka Yue will serve as our chief financial officer upon the effectiveness of our registration statement on Form F-1, of which this prospectus forms a part. Mr. Cheung has over three decades of business and professional experience in public accounting firms and across different industries in the commercial sector. He is a seasoned executive with international experience. He serves on the boards of various local and overseas business entities. Mr. Cheung is currently an executive director of Huiyuan Cowins Technology Group Limited (HKEX: 1116) and Guangzhou Debao 3D Technology Limited, and an independent non-executive director of Peking University Resources (Holdings) Company Limited (HKEX: 618), Success Dragon International Holdings Limited (HKEX: 1182), China Hongbao Holdings Limited (HKEX: 8316), and MaxWin International Holdings Limited (HKEX: 8513). From June 2025 to October 2025, he served as an independent non-executive director of Ganglong China Property Group Limited (HKEX: 6968). From September 2024 to April 2025, he was an independent director of Primega Group Holdings Limited (Nasdaq: PGHL). From December 2022 to July 2023, he served as an independent non-executive director of Crown International Corporation Limited (HKEX: 727). Mr. Cheung obtained a degree of Doctor of Business Administration from William Howard Taft University in September 2020, a degree of Master of Education from University of The People in November 2022, a degree of Master of Science in Professional Accountancy from University of London in December 2018, a degree of Master of Laws in International Corporate and Financial Law from University of Wolverhampton in November 2014, and a degree of Bachelor of Arts in Accounting from Edinburgh Napier University in November 1999. Mr. Cheung is a practicing accountant in Hong Kong.

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Mr. Chow Shiu Wing Joseph will serve as our independent director upon the effectiveness of our registration statement on Form F-1, of which this prospectus forms a part. Mr. Chow has over 20 years of experience in investment and legal practice and has advised on a series of mergers and acquisitions, commercial transactions and intellectual property rights protection. Mr. Chow is also a seasoned investor with a portfolio that covers media, entertainment, and technology industries. Since 2013, Mr. Chow has served as an independent non-executive director of Integrated Waste Solutions Group Holdings Limited, an integrated waste solutions provider listed on the Hong Kong stock exchange (HKEX: 0923). Since 2017, Mr. Chow has been a co-founder and partner at Wellington Legal LLP, a full-service law firm in Hong Kong, where he is responsible for capital market transactions including cross-border M&A, corporate structuring, regulatory compliance, intellectual property rights and cross-border litigations. From April 2021 until the consummation of the business combination with Bitdeer Technologies Group in April 2023, Mr. Chow served as a director of Blue Safari Group Acquisition Corp. From March 2024 to December 2024, Mr. Chow served as an independent director of Intelligent Group Limited (NADQ: INTJ). Since 2025, Mr. Chow has served as an independent director of Eastern International Ltd., a professional logistic services provider listed on Nasdaq (NADQ: ELOG) and concurrently serving as a director of Pallas Trust Group Limited, Maven Corporate Service Limited and DSL Investments Limited. Mr. Chow received a bachelor’s degree from the City University of Hong Kong and a post-graduate certificate in Laws from the University of Hong Kong and was admitted as a solicitor in Hong Kong in 1999.

Mr. Kam Chi Sing will serve as our independent director upon the effectiveness of our registration statement on Form F-1, of which this prospectus forms a part. Mr. Kam has nearly 25 years of experience in accounting, auditing and assurance, taxation, corporate services, management consulting and cross-border merger and acquisition consultation in Hong Kong and mainland China. Mr. Kam established Roger Kam & Co., a certified public accounting firm in Hong Kong, in May 2000, and R&T Consulting Group Limited (“R&T Consulting”), a business consulting firm in Hong Kong, in July 2009. Mr. Kam is currently serving as the managing partner at Roger Kam & Co, the managing director at R&T Consulting and the chief representative of the representative offices of Roger Kam & Co in Shanghai, Guangzhou and Beijing. From September 2022 to November 2024, Mr. Kam served as an independent non-executive director of LC Technology Group Limited (HKEX: 2436). Mr. Kam has been acting as an independent non-executive director of Excellence Commercial Property & Facilities Management Group Limited (HKEX: 6989) since September 2020 and Maxnerva Technology Services Limited (HKEX: 1037) since September 2023, and the company secretary of Xinji Shaxi Group Co., Limited (HKEX: 3603) since March 2019, all of which are listed on the Main Board of the Stock Exchange of Hong Kong Limited. Mr. Kam has been registered as a certified tax adviser and a chartered tax adviser by the Taxation Institute of Hong Kong since 2011 and 2020, respectively. He was admitted as a fellow member of the Association of Chartered Certified Accountants in November 2003, a fellow member of the Hong Kong Institute of Certified Public Accountants in April 2006, a fellow member of the Institute of Financial Accountants in March 2011, a fellow member of the Taxation Institute of Hong Kong in January 2010, a member of the Society of Trust and Estate Practitioners in April 2012 and a member of the Hong Kong Securities and Investment Institute in June 2013, respectively. He is a committee member of the taxation committee, a committee member of the financial and treasury services committee and a committee member of the China committee of Hong Kong General Chamber of Commerce. He has also served as a committee member of the Chinese General Chamber of Commerce, Hong Kong since November 2016. Mr. Kam received a bachelor of science degree from the University of Hong Kong in November 1993.

Mr. Lee Shu Yan will serve as our independent director upon the effectiveness of our registration statement on Form F-1, of which this prospectus forms a part. Mr. Lee is a seasoned asset management professional with over 20 years of experience spanning traditional and virtual assets. Mr. Lee has held senior management roles in leading international asset management firms, demonstrating expertise in investment strategy, portfolio construction, and risk management. Mr. Lee has been serving as a director and overall management oversight at Sinohope Asset Management Limited since August 2024, overseeing multi-asset investment activities and regulatory compliance. From July 2023 to June 2024, Mr. Lee served as a managing director at HC Securities (HK) Limited. From May 2014 to June 2022, Mr. Lee served as an executive director and the Head of Investments at Eurizon Capital Asia Ltd. From June 2013 to May 2014, Mr. Lee served as a director at Agricultural Bank of China International Limited. From September 2011 to June 2013, Mr. Lee served as an executive director and head of Asia Investments at Guosen Securities (HK) Limited. Mr. Lee received a bachelor of science degree in Computer Science from McMaster University in September 2001 and his master’s degree of Business Administration from The Hong Kong University of Science and Technology in November 2005. Mr. Lee also holds certifications of Chartered Financial Analyst, Certificate in Quantitative Finance Financial Risk Manager, and Certified Environmental, Social and Governance Analyst.

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Board of Directors

Our board of directors will consist of six directors, including three directors and three independent directors, upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part. The directors may from time to time at their discretion exercise all the powers of our Company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our Company or of any third party. Subject to the rules of Nasdaq Stock Market and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with us is required to declare the nature of his interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

Prior to the completion of this offering, we intend to establish an audit committee, a compensation committee and a nominating and corporate governance committee under the board of directors. We intend to adopt a charter for each of the three committees prior to the completion of this offering. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of             ,            and             , and will be chaired by             .             ,             and             satisfy the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq and meet the independence standards under Rule 10A-3 under the Exchange Act of 1934. We have determined that             qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee will be responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

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●	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	meeting separately and periodically with management and the independent registered public accounting firm; and

●	reporting regularly to the board of directors.

Compensation Committee. Our compensation committee will consist of             ,             and             , and will be chaired by           .             ,             and             satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq. The compensation committee will assist the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our executive officers may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee will be responsible for, among other things:

●	reviewing the total compensation package for our executive officers and making recommendations to the board of directors with respect to it;

●	approving and overseeing the total compensation package for our executives other than the most senior executives;

●	reviewing the compensation of our directors and making recommendations to the board of directors with respect to it; and

●	periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee will consist of             ,             and             , and will be chaired by           .             ,             and             satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The nominating and corporate governance committee will be responsible for, among other things:

●	recommending nominees to the board of directors for election or re-election to the board of directors, or for appointment to fill any vacancy on the board of directors;

●	reviewing annually with the board of directors the current composition of the board of directors with regards to characteristics such as independence, age, skills, experience and availability of service to us;

●	selecting and recommending to the board of directors the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

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Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our Company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our Company a duty to act with skill and care. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our Company has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain circumstances have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends (including interim dividends) and distributions;

●	appointing officers and determining the term of office of the officers and remuneration; and

●	exercising the borrowing powers of our Company and mortgaging the property of our Company.

Terms of Directors and Officers

We may by an ordinary resolution or by the board of directors appoint any person to be a director. Any appointment may be to fill a vacancy or as an additional director.

An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between us and the director, if any; but no such term shall be implied in the absence of express provision. Each director whose term of office expires shall be eligible for re-election at a meeting of the shareholders or re-appointment by the board of directors.

A director may be removed from office by an ordinary resolution.

A director’s office shall be terminated forthwith if, among other things, the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from the board of directors, is absent from [three] consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director or; (vi) is removed from office pursuant to the laws of the Cayman Islands or any other provisions of the post offering memorandum and articles of association.

Our officers are elected by and serve at the discretion of our board of directors.

[Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified period of time. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with an advance written notice. The executive officer may resign at any time with a ☑-day advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for two years following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being our director or officer.]

Compensation of Directors and Executive Officers

For the fiscal year ended March 31, 2025, we paid an aggregate of approximately US$1.0 million in cash to our executive officers and directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

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PRINCIPAL SHAREHOLDERS

The following table sets forth information concerning the beneficial ownership of our Class A ordinary shares as of the date of this prospectus by:

●	each of our directors and executive officers; and

●	each shareholder known by us to be the beneficial owner of more than 5% of our outstanding Class A ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we have included ordinary shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These ordinary shares, however, are not included in the computation of the percentage ownership of any other person. The percentage of beneficial ownership of our ordinary shares immediately after the completion of this offering is based on ordinary shares that will be issued and outstanding which includes (i) 25,200,000 ordinary shares, comprising 21,600,000 Class A ordinary shares and 3,600,000 Class B ordinary shares issued and outstanding as of the date of this prospectus; and (ii)            Class A ordinary shares issued in connection with this offering, assuming the underwriters do not exercise their option to purchase additional Class A ordinary shares.

	Ordinary shares beneficially owned prior to this offering**				Ordinary shares beneficially owned after this offering**
Directors and Executive Officers*	Class A ordinary shares	Class B ordinary shares	Percentage of beneficial ownership (of total Class A and Class B ordinary shares)	Percentage of total voting power prior to this offering	Class A ordinary shares	Class B ordinary shares	Percentage of beneficial ownership (of total Class A and Class B ordinary shares)	Percentage of total voting power after this offering†
Chan Chor Koon(1)	7,200,000	1,200,000	33.3%	33.3%
Chong Siu Nuen(1)	7,200,000	1,200,000	33.3%	33.3%
Chan Chor Wai(2)	7,200,000	1,200,000	33.3%	33.3%
All Directors and Executive Officers as a Group	21,600,000	3,600,000	100.0%	100.0%
Principal Shareholders:
Oriental Brilliance Investment Limited(1)	14,400,000	2,400,000	66.7%	66.7%
Greennine Limited(2)	7,200,000	1,200,000	33.3%	33.3%

Notes:

*	Except as otherwise indicated, the business address of our directors and executive officers is Unit A2-A6, 9/F, NCB Innovation Centre, 888 Lai Chi Kok Road, Lai Chi Kok, Kowloon Hong Kong. For our independent director nominees, the business address of each independent director nominee is the same as the Company’s principal business address, Unit A2-A6, 9/F, NCB Innovation Centre, 888 Lai Chi Kok Road, Lai Chi Kok, Kowloon Hong Kong.

**	Beneficial ownership information disclosed herein represents direct and indirect holdings of entities owned, controlled or otherwise affiliated with the applicable holder as determined in accordance with the rules and regulations of the SEC.

***	Each of and has accepted the appointment as our director effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus forms a part.

†	For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of our Class A ordinary shares is entitled to one (1) vote per share. Each holder of our Class B ordinary shares is entitled to twenty (20) votes per share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(1)	Represents 14,400,000 Class A ordinary shares and 2,400,000 Class B ordinary shares held of record by Oriental Brilliance Investment Limited, a British Virgin Islands company, of which Mr. Chan Chor Koon (our chairman of board of directors and chief executive officer) and Ms. Chong Siu Nuen (our director, chief operating officer and Mr. Chan Chor Koon’s spouse) own 50.0% and 50.0% of the equity interests, respectively. With respect to the securities held by Oriental Brilliance Investment Limited, no natural person is the beneficial owner of such securities for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and Rule 13d-3 promulgated thereunder. The voting decisions with respect to the securities held by Oriental Brilliance Investment Limited are made by shareholders in accordance with its articles of association, and none of whom individually has the power to direct such decisions. The registered address of Oriental Brilliance Investment Limited is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands VG1110.

(2)	Represents 7,200,000 Class A ordinary shares and 1,200,000 Class B ordinary shares held of record by Greennine Limited, a British Virgin Islands company wholly owned by Mr. Chan Chor Wai (our director, chief technology officer and Mr. Chan Chor Koon’s brother). Mr. Chan Chor Wai is the beneficial owner of such securities held by Greennine Limited for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and Rule 13d-3 promulgated thereunder. Mr. Chan Chor Wai has the voting and dispositive control of the securities held by Greennine Limited. The registered address of Greennine Limited is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands VG1110.

As of the date of this prospectus, none of our ordinary shares is held by record holders in the United States. None of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See “Description of Share Capital — History of Securities Issuances” for historical issuances of our ordinary shares.

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RELATED PARTY TRANSACTIONS

Private Placements

See “Description of Share Capital — History of Securities Issuances.”

Employment Agreements and Indemnification Agreements

See “Management — Employment Agreements and Indemnification Agreements.”

Other Related Party Transactions

Set forth below are our other material related party transactions in the fiscal years ended March 31, 2023, 2024, and 2025, and as of the date of this prospectus. For additional information on material related party transactions, please see Note 11 to our Consolidated Financial Statements included elsewhere in this prospectus.

Transactions with Mr. Chan Chor Koon

Amounts due to Mr. Chan Chor Koon. Mr. Chan Chor Koon provided loans that were non-secured, interest-free and due on demand to us. As of March 31, 2025 and 2024, we had nil and US$146,494 due to Mr. Chan Chor Koon, respectively.

Dividend payable to Mr. Chan Chor Koon. As of March 31, 2025 and 2024, we recorded dividends of US$899,754 and nil payable to Mr. Chan Chor Koon, respectively.

Transactions with Mr. Chan Chor Wai

As of March 31, 2025 and 2024, we recorded dividends of US$648,150 and nil payable to Mr. Chan Chor Wai, respectively.

Transactions with Ms. Chong Siu Nuen

Amounts due from Ms. Chong Siu Nuen. We provided loans that were non-secured, interest-free and due on demand to Ms. Chong Siu Nuen. As of March 31, 2025 and 2024, we had nil and US$164,870 due from Ms. Chong Siu Nuen, respectively.

Dividend payable to Ms. Chong Siu Nuen. As of March 31, 2025 and 2024, we recorded dividends of US$799,538 and nil payable to Ms. Chong Siu Nuen, respectively.

Transactions with Ishopclick Limited

Amounts due to Ishopclick Limited. Ishopclick Limited provided loans that were non-secured, interest-free and due on demand to us. As of March 31, 2025 and 2024, we had nil and US$184,004 due to Ishopclick Limited, respectively.

Guarantee provided to Ishopclick Limited. AsiaPac HK historically provided an unlimited guarantee with joint liability to The Hongkong and Shanghai Banking Corporation Limited (“HSBC Bank”) for Ishopclick Limited’s repayment obligations of a working capital loan agreement. The guaranteed liability of AsiaPac HK was fully released by HSBC Bank on September 10, 2025, subject to a retention period of approximately six months. As of March 31, 2025 and 2024, we did not record a liability in the consolidated balance sheets for the guarantee because, based on management’s assessment, it was not probable that we would be required to make payments under the guarantee.

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DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company, and our affairs are governed by our memorandum and articles of association, as amended from time to time, and the Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of the Cayman Islands.

As of the date of this prospectus, our authorized share capital is US$20,000 divided into 200,000,000 shares of a nominal or par value of US$0.0001 each, consisting of two share classes as follows: (i) 160,000,000 Class A ordinary shares of a nominal or par value of US$0.0001 each (“Class A ordinary shares”) and (ii) 40,000,000 class B ordinary shares of a nominal or par value of US$0.0001 each (“Class B ordinary shares”). As of the date of this prospectus, 21,600,000 Class A ordinary shares and 3,600,000 Class B ordinary shares are issued and outstanding. All Class A ordinary shares and Class B ordinary shares are together hereinafter referred to as “ordinary shares”.

Immediately prior to the completion of this offering, we will have           Class A ordinary shares issued and outstanding. All of our Class A ordinary shares issued and outstanding prior to the completion of the offering are and will be fully paid, and all of our shares to be issued in the offering will be issued as fully paid.

Assuming Oriental Brilliance Investment Limited continues to hold all of its respective issued and outstanding Class A ordinary shares and Class B ordinary shares, it will have to maintain at least 50% of the total voting power to continue to control the outcome of general resolution matters and at least two-thirds of the total voting power to continue to control the outcome of special resolution matters submitted to shareholders for approval immediately after the consummation of this offering, assuming the underwriters do not exercise their option to purchase additional Class A ordinary shares.

Our Post-Offering Memorandum and Articles of Association

We will adopt an amended and restated memorandum and articles of association, which will become effective and replace our current memorandum and articles of association in its entirety immediately prior to the completion of this offering. The following are summaries of certain material provisions of the post-offering memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our Class A ordinary shares.

Objects of Our Company. Under our post-offering memorandum and articles of association, the objects of our Company are unrestricted, and we are capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by section 27(2) of the Companies Act.

Ordinary Shares.

Our share capital is divided into two classes of shares: Class A ordinary shares and Class B ordinary shares. The Class A ordinary shares and Class B ordinary shares generally rank pari passu with each other, except as expressly provided in our post-offering memorandum and articles of association.

Holders of Class A ordinary shares are entitled to:

(a)	one (1) vote per share at general meetings of the Company,

(b)	such dividends as may be declared by our board of directors,

(c)	participate in the distribution of the surplus assets of the Company in the event of a winding up or dissolution of the Company.

Holders of Class A ordinary shares generally enjoy all other rights attaching to shares under our post-offering memorandum and articles of association.

Holders of Class B ordinary shares have the following rights:

(a)	Holders of Class B ordinary shares are entitled to twenty (20) votes per share at general meetings of the Company. Class A ordinary shares and Class B ordinary shares vote together as a single class except where required otherwise by applicable law or our post-offering memorandum and articles of association.

(b)	Class B ordinary shares may be converted into Class A ordinary shares at the option of the holder at any time and without the payment of any additional sum, on a one-for-one basis. Class A ordinary shares cannot be converted into Class B ordinary shares.

(c)	Upon (i) any sale, transfer, assignment, or disposition of Class B ordinary shares to any person or entity who or which is neither a Founder nor an Affiliate of the Founder (each as defined in our post-offering articles of association) or (ii) change of Control (as defined in our post-offering articles of association) of Class B ordinary shares to any person or entity who or which is neither a Founder nor an Affiliate of the Founder, such shares will automatically and immediately convert into an equal number of Class A ordinary shares [unless the Board of Directors and the holder consent in writing to the retention of Class B ordinary shares by the transferee].

Class A ordinary shares and Class B ordinary shares rank equally in all other respects, including rights to dividends, liquidation proceeds, and other financial or economic entitlements unless explicitly stated otherwise in our post-offering memorandum and articles of association.

Any amendments to the rights of either class of shares are subject to the provisions of our post-offering memorandum and articles of association, including the requirement for approval by special resolution. Our post-offering memorandum and articles of association do not include the sunset provisions to limit the lifespan of the Class B ordinary shares (meaning the high-vote feature of our Class B ordinary shares may persist indefinitely). However, conversion of Class B ordinary shares into Class A ordinary shares is mandatory if such shares are transferred to a person or entity who is neither a Founder nor an Affiliate of the Founder, or if there is a change of Control to such a person or entity. The death of the ultimate beneficial owner of our Class B ordinary shares or intra-family transfers of Class B ordinary shares would not require conversion of the Class B ordinary shares.

Dividends. The holders of our Class A ordinary shares are entitled to such dividends as may be declared by our board of directors. Our post-offering memorandum and articles of association provide that dividends may be declared and paid out of the funds of our Company lawfully available therefor. Under the laws of the Cayman Islands, our Company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid out of our share premium if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by:

●	the chairperson of such meeting;
●	by at least three shareholders present in person or by proxy for the time being entitled to vote at the meeting;
●	by shareholder(s) present in person or by proxy representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at the meeting; and
●	by shareholder(s) present in person or by proxy and holding shares in us conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

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An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the issued and outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name, making changes to our post-offering memorandum and articles of association, a reduction of our share capital and the winding up of our company. Our shareholders may, among other things, divide or combine their shares by ordinary resolution. Accordingly, assuming Oriental Brilliance Investment Limited continues to hold all of its respective issued and outstanding Class A ordinary shares and Class B ordinary shares, it will have to maintain at least 50% of the total voting power in order to continue to control the outcome of general resolution matters and at least two-thirds of the total voting power to continue to control the outcome of special resolution matters submitted to shareholders for approval after the consummation of this offering, assuming the underwriters do not exercise their option to purchase additional Class A ordinary shares.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our post-offering memorandum and articles of association provide that we shall, if required by the Companies Act, in each year hold a general meeting as our annual general meeting, and shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors. General meetings, including annual general meetings, may be held at such times and in any location in the world as may be determined by the Board. A general meeting or any class meeting may also be held by means of such telephone, electronic or other communication facilities as to permit all persons participating in the meeting to communicate with each other, and participation in such a meeting constitutes presence at such meeting.

Shareholders’ general meetings may be convened by the chairperson of our board of directors or by a majority of our board of directors. Advance notice of at least [ten] clear days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business, two shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to issued and outstanding shares in our company entitled to vote at such general meeting.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association provide that upon the requisition of any one or more of our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our post-offering memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Class A Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her Class A ordinary shares by an instrument of transfer in the usual or common form or in a form prescribed by Nasdaq or any other form approved by our board of directors. Notwithstanding the foregoing, Class A ordinary shares may also be transferred in accordance with the applicable rules and regulations of Nasdaq.

Our board of directors may, in its absolute discretion, decline to register any transfer of any Class A Ordinary Share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any Class A Ordinary Share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the Class A ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of shares;
●	the instrument of transfer is properly stamped, if required;
●	in the case of a transfer to joint holders, the number of joint holders to whom the Class A Ordinary Share is to be transferred does not exceed four; and
●	a fee of such maximum sum as the Nasdaq may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

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The registration of transfers may, after compliance with any notice required in accordance with the rules of the Nasdaq, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, such assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits, share premium or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. Whenever the capital of our company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be varied with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. Our post-offering memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our post-offering memorandum and articles of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including, among other things:

●	the designation of the series;
●	the number of shares of the series;
●	the dividend rights, dividend rates, conversion rights and voting rights; and
●	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent of available authorized but unissued shares. Issuance of these shares may dilute the voting power of holders of Class A ordinary shares.

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Inspection of Books and Records. Holders of our Class A ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (except for our memorandum and articles of association, register of mortgages and charges and a list of directors). However, our post-offering memorandum and articles of association have provisions that provide our shareholders the right to inspect our register of shareholders without charge, and to receive our annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions. Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and
●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as an exempted limited duration company; and
●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware in the United States and their shareholders.

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Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by seventy-five per cent in value of the members or class of members, as the case may be, with whom the arrangement is to be made and a majority in number of each class of creditors with whom the arrangement is to be made, and who must in addition represent seventy-five per cent in value of each such class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;
●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;
●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

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If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

The Companies Act also contains statutory provisions which provide that a company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company (a) is or is likely to become unable to pay its debts within the meaning of section 93 of the Companies Act; and (b) intends to present a compromise or arrangement to its creditors (or classes thereof) either, pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring. The petition may be presented by a company acting by its directors, without a resolution of its members or an express power in its articles of association. On hearing such a petition, the Cayman Islands court may, among other things, make an order appointing a restructuring officer or make any other order as the court thinks fit.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires;
●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and
●	those who control the company are perpetrating a “fraud on the minority.”

Our post-offering articles of association contains a provision by which our shareholders waive any claim or right of action that they may have, both individually and on our behalf, against any director in relation to any action or failure to take action by such director in the performance of his or her duties with or for our Company, except in respect of any fraud, willful default or dishonesty of such director.

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering memorandum and articles of association provide that that we shall indemnify our directors and officers (but not including auditors), and their personal representatives, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such persons, other than by reason of such person’s dishonesty, wilful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we [have entered] into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

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Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law permits us to eliminate the right of shareholders to act by written consent and our post-offering amended and restated articles of association provide that any action required or permitted to be taken at any general meetings may be taken upon the vote of shareholders at a general meeting duly noticed and convened in accordance with our post-offering amended and restated articles of association and may not be taken by written consent of the shareholders without a meeting.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering amended and restated articles of association allow our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our post-offering amended and restated articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

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Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated articles of association, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution of our shareholders. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the company and the director, if any; but no such term shall be implied in the absence of express provision. Under our post-offering amended and restated articles of association, a director’s office shall be vacated if the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from [three] consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director or; (vi) is removed from office pursuant to the laws of the Cayman Islands or any other provisions of our post-offering memorandum and articles of association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may only be varied with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, our post-offering memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

The following is a summary of our securities issuances in the past three years.

Ordinary Shares

On June 30, 2025, we issued 3,000,000 Class A ordinary shares to Greennine Limited for a consideration of US$300. On the same day, we issued 6,000,000 Class A ordinary shares to Oriental Brilliance Investment Limited for a consideration of US$600.

On June 30, 2025, we issued 500,000 Class B ordinary shares to Greennine Limited for a consideration of US$50. On the same day, we issued 1,000,000 Class B ordinary shares to Oriental Brilliance Investment Limited for a consideration of US$100.

On October 29, 2025, we issued 4,200,000 Class A ordinary shares to Greennine Limited for a consideration of US$420. On the same day, we issued 8,400,000 Class A ordinary shares to Oriental Brilliance Investment Limited for a consideration of US$840.

On October 29, 2025, we issued 700,000 Class B ordinary shares to Greennine Limited for a consideration of US$70. On the same day, we issued 1,400,000 Class B ordinary shares to Oriental Brilliance Investment Limited for a consideration of US$140.

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SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have             Class A ordinary shares offered in this offering, or approximately             % of our issued and outstanding Class A ordinary shares, assuming the underwriters do not exercise their option to purchase additional Class A ordinary shares. All of the Class A ordinary shares sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our Class A ordinary shares in the public market could adversely affect prevailing market prices of our Class A ordinary shares. Prior to this offering, there has been no public market for our Class A ordinary shares and we cannot assure you that a regular trading market will develop even if our Class A ordinary shares are approved for listing on the Nasdaq Global Market.

Lock-up Agreements

Our directors, executive officers and shareholders of 5% or more of our outstanding shares [have agreed] or are otherwise contractually restricted for a period of six (6) months after the closing of this offering, without the prior written consent of the Representative not to directly or indirectly, offer, sell, or otherwise transfer or dispose of, directly or indirectly, any of our Class A ordinary shares or any securities convertible into or exercisable or exchangeable for our Class A ordinary shares.

In addition, the Company [has agreed] for a period of six (6) months after the closing of this offering, not to, except in connection with this offering, offer, sell or otherwise transfer or dispose of, directly or indirectly, any Class A ordinary shares or any securities convertible into or exercisable or exchangeable for Class A ordinary shares, or file or cause to be filed any registration statement with the SEC relating to the offering of any Class A ordinary shares or any securities convertible into or exercisable or exchangeable for Class A ordinary shares, other than post-effective amendments to the Registration Statement of which this prospectus and the Resale Prospectus are parts. See “Underwriting — Lock-Up Agreements.”

Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of our Class A ordinary shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our Class A ordinary shares may dispose of significant numbers of our Class A ordinary shares in the future. We cannot predict what effect, if any, future sales of our Class A ordinary shares, or the availability of Class A ordinary shares for future sale, will have on the trading price of our Class A ordinary shares from time to time. Sales of substantial amounts of our Class A ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our Class A ordinary shares.

Rule 144

All of our Class A ordinary shares outstanding prior to this offering upon the completion of this offering are “restricted shares” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 promulgated under the Securities Act. In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus a person (or persons whose shares are aggregated) who has beneficially owned our restricted shares for at least six months, is entitled to sell the restricted securities without registration under the Securities Act, subject to certain restrictions. Persons who are our affiliates may sell within any three months period a number of restricted shares that does not exceed the greater of the following:

●	1% of our then total issued and outstanding Class A ordinary shares, in the form of Class A ordinary shares or otherwise, which will equal Class A ordinary shares immediately after this offering, assuming the underwriters do not exercise their option to purchase additional Class A ordinary shares (or approximately Class A ordinary shares if the underwriters in full their option to purchase additional Class A ordinary shares); or

●	the average weekly trading volume of our Class A ordinary shares in the form of the same class on Nasdaq or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

Sales under Rule 144 must be made through unsolicited transactions. They are also subject to other manner of sale provisions, notice requirements and the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our restricted shares for more than six months but not more than one year may sell the restricted shares without registration under the Securities Act, subject to the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our restricted shares for more than one year may freely sell the restricted shares without registration under the Securities Act. However, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

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TAXATION

The following summary of the material Cayman Islands, Hong Kong and U.S. federal income tax consequences of an investment in our Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our Class A ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, Hong Kong and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Conyers Dill & Pearman, our Cayman Islands legal counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within, the jurisdiction of the Cayman Islands. The Cayman Islands are a party to a double tax treaty entered into with the United Kingdom in 2010 but otherwise is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of ordinary shares, nor will gains derived from the disposal of ordinary shares be subject to Cayman Islands income or corporation tax.

Hong Kong Taxation

The following discussion is a summary of the various tax considerations under Hong Kong law relevant to the acquisition, ownership and disposition of our Class A ordinary shares. The statements made herein regarding taxation are general in nature and based upon certain aspects of the current tax laws of Hong Kong and administrative guidelines issued by the relevant authorities in force as of the date hereof and are subject to any changes in such laws or administrative guidelines or the interpretation of such laws or guidelines occurring after such date, which changes could be made on a retrospective basis. The statements made herein do not purport to be a comprehensive or exhaustive description of all of the tax considerations that may be relevant to a decision to acquire, own or dispose of our Class A ordinary shares and do not purport to deal with the tax consequences applicable to all categories of investors. The statements below are based on the assumptions that our company is not a tax resident in Hong Kong. Prospective shareholders are advised to consult their own tax advisers as to the tax consequences of the acquisition, ownership of or disposal of our Class A ordinary shares, taking into account their own particular circumstances. It is emphasized that neither we nor any other persons involved in this prospectus accept responsibility for any tax effects or liabilities resulting from the acquisition, holding or disposal of our Class A ordinary shares.

Profits tax

Revenues gains from the sale of the shares of the company by persons carrying on a trade, profession or business in Hong Kong where the gains are derived from or arise in Hong Kong from the trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of up to 16.5% on corporations and at a maximum rate of 15% on individuals and unincorporated businesses.

Otherwise,

1.	in respect of a Hong Kong MNE entity (as defined under the Inland Revenue Ordinance (Cap. 112) of the laws of Hong Kong)), gains arising from the sale of the shares in the company and received in Hong Kong maybe subject to Hong Kong profits tax, unless the MNE entity is qualified for one of the exemptions under the Foreign-sourced Income Exemption (FSIE) Regime; or

2.	for other Hong Kong entities where the purchases and sales of the shares in the company are negotiated, concluded and effected outside of Hong Kong, gains arising from such sale should not be subject to Hong Kong profits tax.

In respect of a Hong Kong MNE entity (as defined under the Inland Revenue Ordinance (Cap. 112) of the laws of Hong Kong)), dividends paid on the shares of the company and received in Hong Kong maybe subject to Hong Kong profits tax, unless the MNE entity is qualified for one of the exemptions under the Foreign-sourced Income Exemption (FSIE) Regime. In other cases, this would not be subject to Hong Kong profits tax.

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Capital Gain Tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of shares.

Stamp Duty

Under the Stamp Duty Ordinance (Chapter 117 of the Laws of Hong Kong), with effect from November 17, 2023, the Hong Kong ad valorem stamp duty currently charged at the rate of 0.10% on the higher of the amount of the consideration for or the value of the shares will be payable by the purchaser on every purchase and by the seller on every sale of Hong Kong shares (in other words, a total of 0.20% is currently payable on a typical sale and purchase transaction of Hong Kong shares). In addition, a fixed duty of HK$5 is currently payable on each instrument of transfer of Hong Kong shares. Where one of the parties is a resident outside Hong Kong and does not pay the ad valorem duty due by it, the duty not paid will be assessed on the instrument of transfer (if any) and will be payable by the transferee. If no stamp duty is paid on or before the due date, a penalty of up to ten times the stamp duty payable may be imposed.

On the basis that the register of members / shareholders of the Company will be maintained outside of Hong Kong, no Hong Kong stamp duty is payable on the purchase and sale of the shares in the Company.

U.S. Federal Income Tax Considerations

The following is a discussion of the material U.S. Federal income tax considerations relevant to the acquisition, ownership, and disposition of our Class A ordinary shares by U.S. Holders (as defined below) that will hold our Class A ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the “Code”). This discussion is based upon applicable provisions of the Code, U.S. Treasury regulations promulgated thereunder, pertinent judicial decisions, interpretive rulings of the U.S. Internal Revenue Service, or the IRS, and such other authorities as we have considered relevant, all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax and/or reporting rules (for example, certain financial institutions; insurance companies; broker-dealers; pension plans; regulated investment companies; real estate investment trusts; tax-exempt organizations (including private foundations); holders who are not U.S. Holders (as defined below); holders who own (directly, indirectly, or constructively) 10% or more of the voting power or value of our stock; investors that will hold their Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes; investors that are traders in securities that have elected the mark-to-market method of accounting; investors that have a functional currency other than the U.S. dollar), or holders that acquire Class A ordinary shares through the exercise of options or other convertible instruments or in connection with the provision of services, all of whom may be subject to tax rules that differ significantly from those discussed below.

In addition, this discussion does not address tax considerations relevant to U.S. Holders under any non-U.S., state or local tax laws, the Medicare tax on net investment income, the one-percent excise tax on stock repurchases, estate or gift tax, or the alternative minimum tax. Each U.S. Holder is urged to consult its tax advisors regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of an investment in the Class A ordinary shares.

The discussion below of U.S. federal income tax consequences applies to you if you are a “U.S. Holder.” You are a U.S. Holder if you are a beneficial owner of our Class A ordinary shares and you are: (i) an individual who is a citizen or resident of the United States for U.S. Federal income tax purposes; (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created in, or organized under the law of any state of the United States, or the District of Columbia; (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. federal or state court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If you are a partner in a partnership (including any entity or arrangement treated or elects to be treated as a partnership for U.S. federal income tax purposes) that holds our Class A ordinary shares, your tax treatment generally will depend on your status and the activities of the partnership (or any such entity or arrangement treated as or elects to be treated as a partnership for U.S. federal income tax purposes). Partners in a partnership (or any such entity or arrangement treated as or elects to be treated as a partnership for U.S. federal income tax purposes) holding our Class A ordinary shares should consult their tax advisors regarding the tax consequences of an investment in the Class A ordinary shares.

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Dividends

Subject to the PFIC rules discussed below, any cash distributions (including the amount of any PRC or other tax withheld) paid on our Class A ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in your gross income as dividend income on the day actually or constructively received by you. Because we do not intend to determine our earnings and profits under U.S. federal income tax principles, any distribution paid will generally be treated as a dividend for U.S. federal income tax purposes by us. Dividends received by corporations on our Class A ordinary shares may be eligible for the dividends received deduction allowed to U.S. corporations under the Code.

A non-corporate U.S. Holder generally may be subject to tax at preferential tax rates applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our stock is readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC tax resident enterprise under the PRC tax law, we are eligible for the benefit of the comprehensive United States-PRC income tax treaty, or the “Treaty”, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. U.S. holders are urged to consult their own tax advisors regarding the availability of the preferential rate for any dividends paid with respect to our Class A ordinary shares.

In the event that we are deemed to be a PRC tax resident enterprise under PRC tax law, you may be subject to PRC withholding taxes on dividends paid on our Class A ordinary shares. If we are deemed to be a PRC tax resident enterprise, you may, however, be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our Class A ordinary shares may be eligible for the reduced rates of taxation applicable to qualified dividend income, as discussed above.

For U.S. foreign tax credit purposes, dividends generally will be treated as income from foreign sources and generally will constitute “passive” category income. Depending on your particular circumstances, you may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our Class A ordinary shares. If you do not elect to claim a foreign tax credit for foreign tax withheld, you may instead claim a deduction, for U.S. federal income tax purposes, for the foreign tax withheld, but only for a year in which you elect to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

Sale or Other Disposition of Class A Ordinary Shares

Subject to the PFIC rules discussed below, you generally will recognize capital gain or loss upon the sale or other disposition of our Class A ordinary shares in an amount equal to the difference, if any, between the amount realized upon the disposition and your adjusted tax basis in such Class A ordinary shares. Any capital gain or loss will be long-term capital gain or loss if you have held the Class A ordinary shares for more than one year, and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. In the event that we are deemed to be a PRC tax resident enterprise under PRC tax law, gain from the disposition of the Class A ordinary shares may be subject to tax in the PRC. If such income were treated as U.S.-source income for foreign tax credit purposes, you might not be able to use the foreign tax credit arising from any tax imposed on the sale, exchange, or other taxable disposition of our Class A ordinary shares unless such credit could be applied (subject to applicable limitations) against tax due on other income derived from foreign sources. However, if PRC tax were to be imposed on any gain from the disposition of our Class A ordinary shares, if you are eligible for the benefits of the Treaty, you generally may be able to treat such gain as foreign-source income. The deductibility of a capital loss may be subject to limitations. You are urged to consult your tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our Class A ordinary shares, including the availability of the foreign tax credit under your particular circumstances.

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PFIC Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash is categorized as a passive asset and the company’s goodwill associated with active business activity is taken into account as an active asset. We will be treated as owning our proportionate share of the assets and income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Based on the projected composition of our assets and income, we do not anticipate being classified as a PFIC for our current taxable year or the foreseeable future. While we do not anticipate being classified as a PFIC, because the value of our assets for purposes of the PFIC asset test will generally be determined by reference to the market price of our Class A ordinary shares, fluctuations in the market price of our Class A ordinary shares may cause us to become a PFIC for the current or any subsequent taxable year. The determination of whether we will become a PFIC will also depend, in part, on the composition of our income and assets, which will be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Whether we are a PFIC is a factual determination and we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be classified as a PFIC for our current taxable year or any future taxable year. If we are classified as a PFIC for any taxable year during which you hold our Class A ordinary shares, we generally will continue to be treated as a PFIC, unless you make certain elections, for all succeeding years during which you hold our Class A ordinary shares even if we cease to qualify as a PFIC under the rules set forth above.

If we are a PFIC for any taxable year during which you hold our Class A ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of our Class A ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Class A ordinary shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Class A ordinary shares;

●	amounts allocated to the current taxable year and any taxable years in your holding period prior to the first taxable year in which we are classified as a PFIC (a “pre-PFIC year”) will be taxable as ordinary income; and

●	amounts allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to you for that year, and such amounts will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to such years.

If we are classified as a PFIC for any taxable year during which you hold our Class A ordinary shares and any of our non-U.S. subsidiaries is also a PFIC, you will be treated as owning a proportionate amount (by value) of the shares of each such non-U.S. subsidiary classified as a PFIC for purposes of the application of these rules.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a valid mark-to-market election for the Class A ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the Class A ordinary shares as of the close of your taxable year over your adjusted basis in such Class A ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the Class A ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the Class A ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A ordinary shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the Class A ordinary shares, as well as to any loss realized on the actual sale or disposition of the Class A ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A ordinary shares. Your basis in the Class A ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us (except that the preferential rates for qualified dividend income would not apply).

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The mark-to-market election is available only for “marketable stock” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. We expect that the Class A ordinary shares will be listed on the Nasdaq Capital Market, which is a qualified exchange for these purposes. If the Class A ordinary shares are regularly traded, and the Class A ordinary shares qualify as “marketable stock” for purposes of the mark-to-market rules, then the mark-to-market election might be available to you if we were to become a PFIC.

Because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, you may continue to be subject to the PFIC rules with respect to your indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not currently intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If you own our Class A ordinary shares during any taxable year that we are a PFIC, you must file an annual report with the IRS, subject to certain exceptions based on the value of the Class A ordinary shares held. You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of purchasing, holding, and disposing of our Class A ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election.

Information Reporting and Backup Withholding

You may be required to submit to the IRS certain information with respect to your beneficial ownership of our Class A ordinary shares, if such Class A ordinary shares are not held on your behalf by certain financial institutions. Penalties also may be imposed if you are required to submit such information to the IRS and fail to do so.

Dividend payments with respect to Class A ordinary shares and proceeds from the sale, exchange or redemption of Class A ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. Federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. You are urged to consult your tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

The U.S. federal income tax discussion set forth above is included for general information only and may not be applicable depending upon a holder’s particular situation. Holders are urged to consult their tax advisors with respect to the tax consequences to them of the acquisition, ownership and disposition of our Class A ordinary shares, including the tax consequences under state, local, estate, foreign and other tax laws and tax treaties and the possible effects of changes in U.S. or other tax laws.

PROSPECTIVE INVESTORS IN THE CLASS A ORDINARY SHARES SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES RESULTING FROM OWNING OR DISPOSING THE CLASS A ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL, NON-US JURISDICTION, OR ANY INCOME TAX TREATY, AND ESTATE, GIFT AND INHERITANCE LAWS.

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UNDERWRITING

We expect to enter into an underwriting agreement dated on the date of this prospectus with the underwriters named below, for whom Maxim Group LLC is acting as the representative with respect to the Class A ordinary shares in this offering (the “Underwriting Agreement”). The underwriters may retain other brokers or dealers to act as sub-agents on its behalf in connection with this offering and may pay any sub-agent a solicitation fee with respect to any securities placed by it. Under the terms and subject to the conditions contained in the Underwriting Agreement, we have agreed to issue and sell to the Underwriter the number of shares indicated below:

Name	Number of Shares
Maxim Group LLC
Total

The underwriters and the representative are collectively referred to as the “underwriters” and the “representative”, respectively. The underwriters are offering the shares subject to its acceptance of the shares from us and subject to prior sale. The Underwriting Agreement provides that the obligations of the underwriters to pay for and accept delivery of the shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the Underwriter’s over-allotment option described below.

Over-Allotment Option

We have agreed to grant to the Underwriter an over-allotment option, exercisable within 45 days after the date of this prospectus, to purchase up to an additional          Class A ordinary shares (15% of the Class A ordinary shares offered to the public) at the public offering price listed on the cover page of this prospectus, less underwriting discounts. The option may be exercised in whole or in part, and may be exercised more than once, during the 45-day option period. The Underwriter may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering contemplated by this prospectus.

Discounts and Expenses

The Underwriter has advised us that it proposes to offer Class A ordinary shares to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession. The Underwriter may allow, and certain dealers may reallow, a discount from the concession to certain brokers and dealers. After this offering, the initial public offering price, concession and reallowance to dealers may be reduced by the Underwriter. No change in those terms will change the amount of proceeds to be received by us as set forth on the cover of this prospectus. The securities are offered by the Underwriter as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

The underwriting discount is equal to 7.5% of the public offering price on each of the Class A ordinary shares being offered, provided that for investors introduced by the Company that subscribed for Class A ordinary shares through the underwriters, such discount shall be reduced to 4.5%.

The table below shows the initial public offering price per Class A ordinary shares, underwriting discounts to be paid by us, and the proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the Underwriter’s option to purchase up to an additional          Class A ordinary shares.

Total
	Per Share	Without Over-allotment	Full Exercise of Over-allotment
	US$	US$	US$
Public offering price(1)
Underwriting discounts to be paid by us:
Proceeds, before expenses, to us

(1)	Initial public offering price per share is assumed as $ per Class A ordinary share, the mid-point of the estimated public offering price range shown on the cover page of this prospectus.

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We have agreed to reimburse the Underwriter up to a maximum of $175,000 for out-of-pocket accountable expenses in the event of a closing of this offering, and shall not exceed $87,500 in the event that there is not a closing of this offering, including, but not limited to travel, due diligence expenses, reasonable fees and expenses of its legal counsel, roadshow, and background check of the Company’s principals. In addition, the Underwriter will receive a non-accountable expense allowance equal to 1.0% of the gross proceeds of this offering.

We paid an advanced expense deposit of $50,000 to the Underwriter upon the execution of the engagement letter between us and the Underwriter dated September 24, 2025 (the “Engagement Letter”) for the Underwriter’s anticipated out-of-pocket expenses; any expense deposits will be returned to us to the extent the Underwriter’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

 Except as disclosed in this prospectus, the Underwriter has not received and will not receive from us any other item of compensation or expense in connection with this offering considered by FINRA to be underwriting compensation under FINRA Rule 5110.

We will apply to list our Class A ordinary shares on the Nasdaq [Global] Market under the symbol “        .” There is no assurance that such application will be approved, and if our application is not approved, this offering may not be completed.

Right of First Refusal

In addition, for a period of twelve (12) months from the closing of this offering, the Company agrees to grant the Underwriter the right of first refusal to act as sole managing underwriter and sole book runner, sole placement agent, or sole sales agent, for any and all future public or private equity, equity-linked or debt (excluding commercial bank debt) offerings for which the Company retains the service of an underwriter, agent, advisor, finder or other person or entity in connection with such offering during such twelve (12) month period of the Company, or any successor to or any subsidiary of the Company. The Company shall not offer to retain any entity or person in connection with any such offering on terms more favorable than terms on which it offers to retain the Underwriter.

Lock-up Agreements

We have agreed that, subject to certain exceptions, we will not without the prior written consent of the underwriters, during the period ending six (6) months after the closing of the offering (the “restricted period”):

●	sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of our Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of our Company, except for the shares or options issued under the Company’s incentive plan;

●	file or cause to be filed any registration statement with the SEC relating to the offering of any shares of capital stock of our Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of our Company; or

●	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital stock of our Company whether any such transaction described above is to be settled by delivery of Class A ordinary shares or such other securities, in cash or otherwise.

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Each of our directors and officers named in the section “Management”, and all of our existing shareholders that own 5% or more of our total outstanding shares have agreed that, subject to certain exceptions, such director, executive officer or shareholder will not, without the prior written consent of the underwriters, for a period of six (6) months after the closing of the offering:

●	offer, pledge, sell, contract to sell, grant, lend, or otherwise transfer or dispose of, directly or indirectly, any Class A ordinary shares or capital stock of our Company including any securities convertible into or exercisable or exchangeable for such Class A ordinary shares or capital stock, or

●	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such Class A ordinary shares or capital stock whether any such transaction described above is to be settled by delivery of Class A ordinary shares or such other securities, in cash or otherwise.

Pricing of the Offering

Prior to this offering, there has been no public market for the Class A ordinary shares. The initial public offering price will be determined by negotiations between us and the underwriters. In determining the initial public offering price, the underwriter and we expect to consider a number of factors, including:

●	the information set forth in this prospectus and otherwise available to the underwriters;
●	our prospects and the history and prospects for the industry in which we compete;
●	an assessment of our management;
●	our prospects for future earnings;
●	the general condition of the securities markets at the time of this offering;
●	the recent market prices of, and demand for, publicly traded securities of generally comparable companies; and
●	other factors deemed relevant by the underwriters and us.

The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change due to market conditions and other factors. Neither the underwriters nor we can assure investors that an active trading market will develop for our Class A ordinary shares or that the shares will trade in the public market at or above the initial public offering price.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments that the underwriters may be required to make for these liabilities.

Listing

We will apply to have our Class A ordinary shares approved for listing on the Nasdaq under the symbol “[        ]”. We make no representation that such application will be approved or that our Class A ordinary shares will trade on such market either now or at any time in the future; notwithstanding the foregoing, we will not close this offering unless such Class A ordinary shares will be so listed at completion of this offering.

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Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by Underwriter or by its affiliates. Other than the prospectus in electronic format, the information on the Underwriter’s website and any information contained in any other website maintained by it is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the Underwriter in its capacity as an underwriter, and should not be relied upon by investors. The Class A ordinary shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations.

No Prior Public Market

Prior to this offering, there has been no public market for our securities and the public offering price for our Class A ordinary shares will be determined through negotiations between us and the Underwriter. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the Underwriter believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. The offering price for our Class A ordinary shares in this offering has been arbitrarily determined by the Company in its negotiations with the underwriters and does not necessarily bear any direct relationship to the assets, operations, book or other established criteria of value of the Company.

Offers Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the Class A ordinary shares offered by this prospectus in any jurisdiction where action for that purpose is required. The Class A ordinary shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such Shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any Class A ordinary shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Price Stabilization, Short Positions

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our Class A ordinary shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our Class A ordinary shares in this offering because such underwriter repurchases those shares in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, our Class A ordinary shares in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our Class A ordinary shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the Nasdaq, in the over-the-counter market, or otherwise.

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Selling Restrictions

No action may be taken in any jurisdiction (except in the United States) that would permit a public offering of the Class A ordinary shares, or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the Class A ordinary shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the Class A ordinary shares may be distributed or published, in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

In addition to the public offering of the Class A ordinary shares in the United States, the underwriters may, subject to applicable foreign laws, also offer the Class A ordinary shares in certain countries and regions.

Cayman Islands. This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the Class A ordinary shares, whether by way of sale or subscription. The underwriter has not offered or sold, and will not offer or sell, directly or indirectly, any Class A ordinary shares in the Cayman Islands.

Hong Kong. This prospectus may not be circulated or distributed in Hong Kong. Please note that the Class A ordinary shares have not been offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Class A ordinary shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Class A ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

People’s Republic of China. This prospectus has not been and will not be circulated or distributed in the PRC, and Class A ordinary shares may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.

Taiwan. The Class A ordinary shares have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the Class A ordinary shares in Taiwan.

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area (each a “Relevant Member State”), an offer to the public of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of our ordinary shares may be made at any time:

●	To any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

●	To fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

●	In any other circumstances falling within Article 1(4) of the Prospectus Regulation,

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provided that no such offer or shares of our common stock shall result in a requirement for the publication by us or any placement agent of a prospectus pursuant to Article 3 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to public” in relation to our ordinary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common stock to be offered so as to enable an investor to decide to purchase our common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

This European Economic Area selling restriction is in addition to any other selling restrictions set out below.

Notice to prospective investors in France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be (1) released, issued, distributed or caused to be released, issued or distributed to the public in France; or (2) used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

(a)	to qualified investors (investisseurs estraint) and/or to a restricted circle of investors (cercle estraint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

(b)	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

(c)	in a transaction that, in accordance with article L.411-2-II-1° -or-2° -or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Réglement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public á l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to prospective investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to prospective investors in Korea

The shares have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the shares have been and will be offered in Korea as a private placement under the FSCMA. None of the shares may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). Furthermore, the purchaser of the shares shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares. By the purchase of the shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares pursuant to the applicable laws and regulations of Korea.

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Notice to prospective investors in Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the shares has been or will be registered with the Securities Commission of Malaysia (“Commission”) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the shares, as principal, if the offer is on terms that the shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding 12 months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding 12 months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the shares is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

Notice to prospective investors in Singapore

The securities represented may not be offered or sold, nor may any document or other material in connection with such securities be distributed, either directly or indirectly, (i) to persons in Singapore other than under circumstances in which such offer or sale does not constitute an offer or sale of such securities to the public in Singapore or (ii) to the public or any member of the public in Singapore other than pursuant to, and in accordance with the conditions of, an exemption invoked under division 5a or part iv of the companies act, chapter 50 of Singapore and to persons to whom the securities may be offered or sold under such exemption.

Notice to prospective investors in United Kingdom

None of our common stock have been offered or will be offered to the public in the United Kingdom except that our common stock may be offered to the public in the United Kingdom at any time:

●	To any legal entity which is a qualified investor as defined in as defined under Article 2 of the UK Prospectus Regulation;

●	To fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

●	In any other circumstances falling within Section 86 of the FSMA,

provided that no such offer or shares of our common stock shall result in a requirement for the publication by us or any placement agent of a prospectus pursuant to Section 85 of the FSMA.

131

For the purposes of this provision, the expression an “offer to public” in relation to our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common stock to be offered so as to enable an investor to decide to purchase our common stock, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, and the expression “FSMA” means the Financial Services and Markets Act 2000.

In addition, in the United Kingdom, this prospectus is only addressed to and directed as qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order, with all such persons together being referred to as relevant persons. Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Notice to prospective investors in the Russian Federation

This prospectus or information contained therein is not an offer, or an invitation to make offers, sell, purchase, exchange or transfer any securities in the Russian Federation to or for the benefit of any Russian person or entity, and does not constitute an advertisement or offering of any securities in the Russian Federation within the meaning of Russian securities laws. Information contained in this prospectus is not intended for any persons in the Russian Federation who are not “qualified investors” within the meaning of Article 51.2 of the Federal Law no. 39-FZ dated 22 April 1996 “On the securities market” (as amended) (“Russian QIs”) and must not be distributed or circulated into the Russian Federation or made available in the Russian Federation to any persons who are not Russian QIs, unless and to the extent they are otherwise permitted to access such information under Russian law.

Notice to prospective investors in Kazakhstan

This prospectus does not constitute an offer, or an invitation to make offers, to sell, purchase, exchange or otherwise transfer shares in Kazakhstan to or for the benefit of any Kazakhstan person or entity, except for those persons or entities that are capable to do so under the legislation of the Republic of Kazakhstan and any other laws applicable to such capacity of such persons or entities. This prospectus shall not be construed as an advertisement (i.e., information intended for an unlimited group of persons which is distributed and placed in any form and aimed to create or maintain interest in the Company and its merchandise, trademarks, works, services and/or its securities and promote their sales) in, and for the purpose of the laws of, Kazakhstan, unless such advertisement is in full compliance with Kazakhstan laws.

Notice to prospective investors in Israel

In the State of Israel this prospectus shall not be regarded as an offer to the public to purchase shares under the Israeli Securities Law, 5728—1968, which requires a prospectus to be published and authorized by the Israel Securities Authority, if it complies with certain provisions of Section 15 of the Israeli Securities Law, 5728—1968, including, inter alia, if: (i) the offer is made, distributed or directed to not more than 35 investors, subject to certain conditions (the “Addressed Investors”) or (ii) the offer is made, distributed or directed to certain qualified investors defined in the First Addendum of the Israeli Securities Law, 5728—1968, subject to certain conditions (the “Qualified Investors”). The Qualified Investors shall not be taken into account in the count of the Addressed Investors and may be offered to purchase securities in addition to the 35 Addressed Investors. The Company has not and will not take any action that would require it to publish a prospectus in accordance with and subject to the Israeli Securities Law, 5728—1968. We have not and will not distribute this prospectus or make, distribute or direct an offer to subscribe for our shares to any person within the State of Israel, other than to Qualified Investors and up to 35 Addressed Investors.

Qualified Investors may have to submit written evidence that they meet the definitions set out in of the First Addendum to the Israeli Securities Law, 5728—1968. In particular, we may request, as a condition to be offered shares, that each Qualified Investor will represent, warrant and certify to us and/or to anyone acting on our behalf: (i) that it is an investor falling within one of the categories listed in the First Addendum to the Israeli Securities Law, 5728—1968; (ii) which of the categories listed in the First Addendum to the Israeli Securities Law, 5728—1968 regarding Qualified Investors is applicable to it; (iii) that it will abide by all provisions set forth in the Israeli Securities Law, 5728—1968 and the regulations promulgated thereunder in connection with the offer to be issued shares; (iv) that the shares that it will be issued are, subject to exemptions available under the Israeli Securities Law, 5728—1968: (a) for its own account; (b) for investment purposes only; and (c) not issued with a view to resale within the State of Israel, other than in accordance with the provisions of the Israeli Securities Law, 5728—1968; and (v) that it is willing to provide further evidence of its Qualified Investor status. Addressed Investors may have to submit written evidence in respect of their identity and may have to sign and submit a declaration containing, inter alia, the Addressed Investor’s name, address and passport number or Israeli identification number.

132

Notice to prospective investors in the United Arab Emirates

This prospectus has not been reviewed, approved or licensed by the Central Bank of the United Arab Emirates (the ‘‘UAE’’), the Securities and Commodities Authority (the ‘‘SCA’’) or any other relevant licensing authority in the UAE (including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the UAE including, without limitation, the DFSA, a regulatory authority of the Dubai International Financial Centre and the Financial Services Marketing Authority of the Abu Dhabi Global Market), and does not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 1 of 2015 (as amended) or otherwise, does not constitute an offer in the UAE in accordance with the SCA Chairman Resolution No. 3/R.M. of 2017 Concerning the Regulation of Promotion and Introduction, and further does not constitute the brokerage of securities in the UAE in accordance with the Board Decision No. 27 of 2014 Concerning Brokerage in Securities.

This prospectus is not intended to, and does not, constitute an offer, sale or delivery of shares or other securities under the laws of the UAE. Each underwriter has represented and agreed that the shares have not been and will not be registered with the SCA or the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or any other UAE regulatory authority or exchange. The issue and/or sale and/or marketing of the shares has not been approved or licensed by the SCA, the UAE Central Bank or any other relevant licensing authority in the UAE. The SCA accepts no liability in relation to the marketing, issuance and/or sale of the shares and is not making any recommendation with respect to any investment. Nothing contained in this prospectus is intended to constitute UAE investment, legal, tax, accounting or other professional advice. This prospectus is for the information of prospective investors only and nothing in this prospectus is intended to endorse or recommend a particular course of action. Prospective investors should consult with an appropriate professional for specific advice rendered on the basis of their situation.

Notice to prospective investors in the Dubai International Financial Centre (“DIFC”)

This prospectus relates to an Exempt Offer as that term is defined in Article 14(3)(a) of the DIFC Markets Law 2012 (as amended) and Rule 2.3 of the Markets Rulebook of the Dubai Financial Services Authority (“DFSA”). This prospectus Supplement is intended for distribution only to persons of a type specified in Rules 2.3.1(a) and 2.3.1(b) of the DFSA Markets Rulebook. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents relating to Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

Notice to prospective investors in United Arab Emirates Outside of the DIFC and the ADGM

This prospectus has not been reviewed, approved, or licensed by the Securities and Commodities Authority (“SCA”) and does not constitute a public offering of securities in the UAE as that term is defined in SCA Chairman Resolution No. 13/R.M. of 2021 Concerning the Regulations Manual of the Financial Activities and Status Regularization Mechanisms Rulebook (“SCA Rulebook”). This Prospectus Supplement will only be made available on an exempt Private Offering basis pursuant to Article 6, Chapter 5, of Section 3 of the SCA Rulebook to Professional Investors or Counterparties, as each of the terms is defined in the SCA Rulebook, respectively, or on a reverse solicitation basis. Nothing in this Prospectus Supplement constitutes the provision of any type of financial service engagement in any of the financial activities set out in Article 1, Chapter 2 of the SCA Rulebook.

133

The SCA accepts no liability in relation to the marketing, issuance and/or sale of the shares and is not making any recommendation with respect to any investment. Nothing contained in this prospectus is intended to constitute UAE investment, legal, tax, accounting or other professional advice. This prospectus is for the information of prospective investors only and nothing in this prospectus is intended to endorse or recommend a particular course of action. Prospective investors should consult with an appropriate professional for specific advice rendered on the basis of their situation.

Notice to prospective investors in Abu Dhabi Global Market (“ADGM”)

This Prospectus Supplement relates to an Exempt Offer as that term is defined in Rule 4.3.1 of the Markets Rulebook of the Financial Services Regulatory Authority (“FSRA”). This Prospectus Supplement is intended for distribution only to persons of a type specified in 4.3.1 of the FSRA Markets Rulebook. It must not be delivered to, or relied on by, any other person. The FSRA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The FSRA has not approved this Prospectus Supplement nor taken steps to verify the information set forth herein and has no responsibility for the Prospectus Supplement. The Common Shares to which this Prospectus Supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Common Shares offered should conduct their own due diligence on the Common Shares. If you do not understand the contents of this Prospectus Supplement you should consult an authorized financial advisor.

Notice to prospective investors in Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, or the securities have been or will be filed with or approved by any Swiss regulatory authority. This document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

Notice to prospective investors in Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

134

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to prospective investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the securities may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the securities without disclosure to investors under Chapter 6D of the Corporations Act.

The securities applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring securities must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances and, if necessary, seek expert advice on those matters.

135

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, expected to be incurred in connection with the offer and sale of the Class A ordinary shares by us. With the exception of the SEC registration fee, Nasdaq listing fee and the Financial Industry Regulatory Authority Inc. filing fee, all amounts are estimates.

SEC registration fee	US$
Nasdaq entry and listing fee
Financial Industry Regulatory Authority Inc. filing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Transfer agent expenses
Miscellaneous
Total	US$

We will bear these expenses and the underwriting discounts and commissions incurred in connection with the offer and sale of the Class A ordinary shares by us.

136

LEGAL MATTERS

We are being represented by DLA Piper UK LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are represented by Robinson & Cole LLP with respect to certain legal matters as to United States federal securities law and New York State law. The validity of the Class A ordinary shares and certain legal matters relating to the offering as to Cayman Islands law will be passed upon for us by Conyers Dills & Pearman. DLA Piper UK LLP may rely upon Conyers Dills & Pearman with respect to matters governed by Cayman Islands law. Certain legal matters as to Hong Kong law will be passed upon for us by DLA Piper Hong Kong.

137

EXPERTS

The consolidated financial statements of AsiaPac AdTechinno Group Limited, as of March 31, 2025 and 2024, and for the fiscal years ended March 31, 2025 and 2024, included in this prospectus have been so included in reliance on the report of MaloneBailey, LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The office of MaloneBailey, LLP is located at 10370 Richmond Avenue, Suite 600, Houston, Texas 77042.

138

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act with respect to underlying Class A ordinary shares represented by the Class A ordinary shares, to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statements on Form F-1 and their exhibits and schedules for further information with respect to us and our Class A ordinary shares.

Immediately upon completion of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. You may also obtain additional information over the Internet at the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

139

ASIAPAC ADTECHINNO GROUP LIMITED

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

AsiaPac AdTechinno Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of AsiaPac AdTechinno Group Limited and its subsidiaries (the “Company”) as of March 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ MaloneBailey, LLP

www.malonebailey.com

We have served as the Company’s auditor since 2025.

Houston, Texas

November 7, 2025

F-2

ASIAPAC ADTECHINNO GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

(In U.S. Dollar, except for share data, or otherwise noted)

	As of March 31,
	2025	2024
Assets
Current assets:
Cash and cash equivalents	$5,147,186	$6,084,381
Restricted cash	418,852	427,031
Accounts receivable, net	3,135,193	2,295,950
Contract assets, net	2,729,429	2,915,530
Advance to suppliers	811,961	33,280
Prepaid expenses and other current assets	469,629	443,170
Amounts due from a related party	-	164,870
Total current assets	12,712,250	12,364,212

Non-current assets:
Property and equipment, net	392,574	1,034,068
Intangible assets, net	3,797,891	2,584,498
Operating lease right-of-use assets	297,025	249,871
Operating lease right-of-use assets - related parties	516,470	546,833
Deferred tax assets, net	1,044,854	995,394
Other non-current assets	331,707	429,221
Total non-current assets	6,380,521	5,839,885
TOTAL ASSETS	$19,092,771	$18,204,097

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$1,657,121	$1,162,185
Short-term borrowings	531,075	-
Advance from customers	2,212,826	2,419,069
Amounts due to related parties	-	330,498
Accrued expenses and other current liabilities	1,200,455	1,212,612
Dividends payable	2,347,442	-
Income tax payable	307,740	308,375
Operating lease liabilities, current	221,861	222,985
Operating lease liabilities, current - related parties	207,250	355,745
Total current liabilities	8,685,770	6,011,469

Non-current liabilities:
Operating lease liabilities, non-current	72,802	34,626
Operating lease liabilities, non-current - related parties	297,653	151,987
Other non-current liabilities	57,841	99,413
Deferred tax liabilities, net	758,355	687,842
Total non-current liabilities	1,186,651	973,868
TOTAL LIABILITIES	9,872,421	6,985,337

Shareholders’ equity
Class A ordinary shares ($0.0001 par value, 160,000,000 shares authorized; 21,600,000 shares issued and outstanding as of March 31, 2025 and 2024)*	2,160	2,160
Class B ordinary shares ($0.0001 par value, 40,000,000 shares authorized; 3,600,000 shares issued and outstanding as of March 31, 2025 and 2024)*	360	360
Subscription receivables*	(2,520)	(2,520)
Additional paid-in capital*	708,699	636,685
Statutory reserves	21,457	8,075
Retained earnings	8,651,169	10,700,699
Accumulated other comprehensive loss	(160,807)	(123,502)
Total AsiaPac AdTechinno Group Limited shareholders’ equity	9,220,518	11,221,957
Non-controlling interests	(168)	(3,197)
Total shareholders’ equity	9,220,350	11,218,760
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$19,092,771	$18,204,097

* Retrospectively restated for effect of Reorganization completed in October 2025 (see Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

F-3

ASIAPAC ADTECHINNO GROUP LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(In U.S. Dollar, except for share data, or otherwise noted)

	For the years ended March 31,
	2025	2024
Revenues, net	$38,937,333	$34,115,276
Cost of revenues	(28,775,430)	(24,021,301)
Gross profit	10,161,903	10,093,975

Operating expenses:
Selling and marketing expenses	(3,888,597)	(3,129,784)
General and administrative expenses	(3,822,158)	(3,277,061)
Research and development expenses	(491,319)	(450,530)
Total operating expenses	(8,202,074)	(6,857,375)

Income from operations	1,959,829	3,236,600

Other income (expenses):
Interest income	37,696	30,878
Government grants	643,833	22,089
Other income, net	128,850	66,996
Total other income	810,379	119,963

Income before income taxes	2,770,208	3,356,563
Income tax expense	(314,239)	(278,338)
Net income	2,455,969	3,078,225
Less: net income (loss) attributable to non-controlling interests	2,469	(281)
Net income attributable to AsiaPac AdTechinno Group Limited	$2,453,500	$3,078,506

Net income	$2,455,969	$3,078,225
Other comprehensive loss:
Foreign currency translation adjustment	(36,745)	(102,977)
Total comprehensive income	2,419,224	2,975,248
Less: total comprehensive income (loss) attributable to non-controlling interests	3,029	(531)
Comprehensive income attributable to AsiaPac AdTechinno Group Limited	$2,416,195	$2,975,779

Earnings per share attributable to AsiaPac AdTechinno Group Limited
Basic and Diluted*	$0.10	$0.12
Weighted average number of ordinary shares outstanding
Basic and Diluted*	25,200,000	25,200,000

* Retrospectively restated for effect of Reorganization completed in October 2025 (see Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

F-4

ASIAPAC ADTECHINNO GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In U.S. Dollar, except for share data, or otherwise noted)

	Class A Ordinary Shares*		Class B Ordinary Shares*		Subscription	Additional paid-in	Statutory	Retained	Accumulated Other Comprehensive	Total AdTechinno Group Limited Shareholders’	Non-controlling	Total Shareholders’
	Shares	Amount	Shares	Amount	Receivables*	Capital*	Reserves	Earnings	Loss	Equity	Interests	Equity

Balance as of March 31, 2023	21,600,000	$2,160	3,600,000	$360	$(2,520)	$38	$8,075	$8,258,840	$(20,775)	$8,246,178	$(2,666)	$8,243,512
Net income	-	-	-	-	-	-	-	3,078,506	-	3,078,506	(281)	3,078,225
Capital increase from retained earnings	-	-	-	-	-	636,647	-	(636,647)	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	(102,727)	(102,727)	(250)	(102,977)
Balance as of March 31, 2024	21,600,000	2,160	3,600,000	360	(2,520)	636,685	8,075	10,700,699	(123,502)	11,221,957	(3,197)	11,218,760
Net income	-	-	-	-	-	-	-	2,453,500	-	2,453,500	2,469	2,455,969
Appropriation of statutory reserves	-	-	-	-	-	-	13,382	(13,382)	-	-	-	-
Capital increase from retained earnings	-	-	-	-	-	92,416	-	(92,416)	-	-	-	-
Deemed distribution in connection with disposal of property and equipment	-	-	-	-	-	(20,402)	-	-	-	(20,402)	-	(20,402)
Cash dividends declared	-	-	-	-	-	-	-	(4,397,232)	-	(4,397,232)	-	(4,397,232)
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	(37,305)	(37,305)	560	(36,745)
Balance as of March 31, 2025	21,600,000	$2,160	3,600,000	$360	$(2,520)	$708,699	$21,457	$8,651,169	$(160,807)	$9,220,518	$(168)	$9,220,350

* Retrospectively restated for effect of Reorganization completed in October 2025 (see Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

F-5

ASIAPAC ADTECHINNO GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. Dollar, except for share data, or otherwise noted)

	For the years ended March 31,
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$2,455,969	$3,078,225
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	168,808	178,459
Amortization of intangible assets	1,310	776
Amortization of operating lease right-of-use assets	751,006	652,771
Allowance for credit losses	35,848	12,273
Deferred income taxes	4,579	(106,567)
Changes in operating assets and liabilities:
Accounts receivable, net	(877,516)	(36,555)
Contract assets, net	187,669	(656,539)
Advance to suppliers	(465,186)	113,345
Prepaid expenses and other current assets	(61,882)	(37,909)
Other non-current assets	96,527	7,973
Accounts payable	744,008	(30,553)
Advance from customers	(173,550)	608,447
Accrued expenses and other current liabilities	(12,157)	201,673
Income tax payable	9,943	79,910
Operating lease liabilities	(694,779)	(696,968)
Other non-current liabilities	(41,572)	17,764
Net cash provided by operating activities	2,129,025	3,386,525

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(125,615)	(108,649)
Capitalized internal-use software costs	(1,214,917)	(1,242,880)
Advances to a related party	-	(378,805)
Repayments from a related party	-	976,919
Proceeds from disposal of property and equipment	224,492	-
Net cash used in investing activities	(1,116,040)	(753,415)

CASH FLOWS FROM FINANCING ACTIVITIES
Distribution of dividends	(1,528,261)	-
Repayments to related parties	(331,357)	(119,712)
Borrowings from a related party	-	51,121
Net cash used in financing activities	(1,859,618)	(68,591)

Effect of exchange rate changes on cash and cash equivalents, and restricted cash	(98,741)	(108,052)
Net change in cash and cash equivalents, and restricted cash	(945,374)	2,456,467
Cash and cash equivalents, and restricted cash at beginning of the year	6,511,412	4,054,945
Cash and cash equivalents, and restricted cash at end of the year	$5,566,038	$6,511,412

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest expense	$3,136	$-
Cash paid for income taxes	$262,198	$343,864

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$555,684	$175,716
Remeasurement of operating lease liabilities and right-of-use assets due to lease modifications	$218,540	$30,810
Deemed distribution in connection with disposal of property and equipment	$20,402	$-
Dividends declared	$4,397,232	$-
Receivables from related parties settled with dividends payable	$519,816	$-
Bank loans assumed with vendor payments	$531,075	$-

Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets
Cash and cash equivalents	$5,147,186	$6,084,381
Restricted cash	418,852	427,031
Total cash, cash equivalents and restricted cash	$5,566,038	$6,511,412

The accompanying notes are an integral part of these consolidated financial statements.

F-6

ASIAPAC ADTECHINNO GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar, except for share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

(a)	Principal activities

AsiaPac AdTechinno Group Limited (the “Company” or “AsiaPac Cayman”) was incorporated under the laws of the Cayman Islands on June 30, 2025 as an exempted company with limited liability. The Company, through its operating subsidiaries located in Hong Kong, Taiwan, Mainland China, Singapore, Malaysia, Thailand, and other jurisdictions (collectively referred to as the “Group”), is primarily engaged in the provision of online and offline integrated digital marketing services. The Group delivers a comprehensive range of data-driven marketing solutions, including programmatic advertising, search engine marketing (“SEM”), influencer (“KOL”) campaigns, social media marketing, Out-of-Home (“OOH”) and programmatic digital Out-of-Home (“PDOOH”) advertising, supporting cross-border and localized digital strategies for customers across the Asia-Pacific region.

(b)	Reorganization

In anticipation of an initial public offering (“IPO”) of its equity securities, the Group undertook a reorganization (the “Reorganization”) of its corporate structure, which was completed in October 2025, in the following steps:

●	As part of the Reorganization, AsiaPac Cayman was incorporated on June 30, 2025 by Oriental Brilliance Investment Limited, controlled by Mr. Chan Chor Koon and Ms. Chong Siu Nuen, together with Greennine Limited, controlled by Mr. Chan Chor Wai;
●	AsiaPac AdTechinno Investment Limited (“AsiaPac BVI”) was incorporated as a wholly-owned subsidiary of AsiaPac Cayman on July 16, 2025, with all of its shares subscribed and fully paid by AsiaPac Cayman upon incorporation;
●	On July 27, 2025, AsiaPac Net Media Limited (“AsiaPac HK”) allotted and issued 9,700 ordinary shares to AsiaPac BVI, whereby AsiaPac BVI acquired 97% of the equity interests in AsiaPac HK, resulting in the 300 ordinary shares held by the original three individual shareholders (Mr. Chan Chor Koon, Ms. Chong Siu Nuen and Mr. Chan Chor Wai, 100 ordinary shares each) being diluted to 3%. Subsequently, on October 16, 2025, the remaining 3% equity interests held by the three individual shareholders in AsiaPac HK were transferred to AsiaPac BVI, resulting in AsiaPac BVI holding 100% of the equity interests in AsiaPac HK. As a result, AsiaPac Cayman became the sole shareholder of AsiaPac HK through AsiaPac BVI, thereby consolidating 100% ownership of AsiaPac HK.
●	On October 29, 2025, the Group issued 12,600,000 Class A ordinary shares and 2,100,000 Class B ordinary shares at US$0.0001 per share to Oriental Brilliance Investment Limited and Greennine Limited, for a total consideration of US$1,470.

Upon the completion of the above Reorganization, the Company became the ultimate holding company of all entities mentioned above. The Group is effectively controlled by the same group of controlling shareholders before and after the Reorganization; therefore, the Reorganization is considered as a recapitalization of these entities under common control. The consolidation of the Company and its subsidiaries has been accounted for at historical amount and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

As of March 31, 2025, the principal subsidiaries and branch of the Group are as follows:

Name	Date of Incorporation	Place of Incorporation	Percentage of Effective Ownership	Principal Activities
AsiaPac AdTechinno Investment Limited	July 16, 2025	The British Virgin Islands (“BVI”)	100%	Investment holding
AsiaPac Net Media Limited	January 9, 1996	Hong Kong	100%	Digital marketing services
AsiaPac Net Media Limited Taiwan Branch (“AsiaPac TW”)	June 26, 2013	Taiwan	100%	Digital marketing services
AsiaPac Net Technology (Shenzhen) Limited	February 26, 2001	PRC	100%	Digital marketing services
AdTech Innovation Pte. Limited (“AdTech SG”)	October 14, 2019	Singapore	100%	Digital marketing services

F-7

ASIAPAC ADTECHINNO GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar, except for share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

(b)	Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

(c)	Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. These estimates are based on information available as of the date of the consolidated financial statements. Significant accounting estimates include, but not limited to, allowance for credit losses, useful lives and impairment of long-lived assets, implicit interest rate of operating leases, uncertain tax positions and valuation allowance for deferred tax assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates.

(d)	Foreign currency

The Group’s reporting currency is United States dollars (“US$” or “$”). The Group’s subsidiaries incorporated in various jurisdictions generally use their respective local currencies as their functional currencies, including Hong Kong Dollars (“HKD”), Renminbi (“RMB”), New Taiwan Dollars (“TWD”), Singapore Dollars (“SGD”), Malaysian Ringgit (“MYR”), Japanese Yen (“JPY”), Korean Won (“KRW”), Thai Baht (“THB”), Vietnamese Dong (“VND”), Macanese Pataca (“MOP”) and Indian Rupees (“INR”). Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in other income (expenses) in the consolidated statements of operations and comprehensive income (loss). The accompanying consolidated financial statements have been expressed in US$.

In accordance with Accounting Standards Codification (“ASC”) Topic 830-30, “Translations of Financial Statements”, assets and liabilities of the Group’s subsidiaries whose functional currency are not US$ are translated into US$, using the exchange rate on the balance sheet date. Revenues, cost of revenues and expenses are translated at average rates prevailing during the reporting period. The gains and losses resulting from the translation of financial statements are recorded as a separate component of accumulated other comprehensive income (loss) within the statements of changes in shareholders’ equity.

F-8

ASIAPAC ADTECHINNO GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar, except for share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(e)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and deposits in banks and other financial institutions that are unrestricted as to withdrawal or use, and which have original maturities of three months or less. As of March 31, 2025 and 2024, substantially all of the Group’s cash was held in banks or other reputable financial institutions located in Hong Kong, Taiwan, mainland China, etc.

(f)	Restricted cash

Restricted cash mainly consists of credit card deposits or bank deposits pledged for credit card limits, which are not available for general use by the Group.

(g)	Allowance for Credit Losses

On April 1, 2022, the Group adopted Accounting Standard Updates (“ASU”) No. 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement on Credit Losses on Financial Instruments”.

The Group’s accounts receivable, contract assets, rebates receivable, lease security deposits, and other receivables are within the scope of ASU No. 2016-13. The Group has identified the relevant risk characteristics of its customers and the above-mentioned accounts, which include size, types of services the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the historical credit losses experience, and current economic conditions in assessing the lifetime expected credit losses. Additionally, external data and macroeconomic factors are considered. The Group provides specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected. The balance of these financial assets is written off after all collection efforts have been exhausted.

For the years ended March 31, 2025 and 2024, the Group recorded expected credit losses on accounts receivable of US$37,416 and US$5,805, respectively; and the Group reversed expected credit losses on contract assets of US$1,568 and recorded expected credit losses on contract assets of US$6,468, respectively.

(h)	Accounts receivable, net

Accounts receivable, net are stated at the original amount less allowances for expected credit losses. Accounts receivable are recognized in the period when the Group has provided services to its customers and when its right to consideration is unconditional. The Group’s accounts receivable balances are unsecured, non-interest bearing and are generally due within a year from the date of the sale.

(i)	Advance to suppliers

Advance to suppliers represents prepayments made to suppliers for media placement services to be received in the future. These prepayments are amortized to expense on a ratable basis over the future period to be benefitted, which is generally within a year from the date of payment.

F-9

ASIAPAC ADTECHINNO GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar, except for share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(j)	Property and equipment, net

Property and equipment, net are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Depreciation expenses are included in general and administrative expenses. Estimated useful lives are as follows:

Category	Estimated useful lives
Electronics and office equipment	3 - 5 years
Leasehold improvements	Shorter of lease term or estimated useful life of the asset
Building	20 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of operations and comprehensive income.

(k)	Intangible assets, net

Intangible assets, net with finite useful lives are carried at cost less accumulated amortization and any recorded impairment.

Intangible assets mainly include capitalized software development costs. The Group capitalizes certain software development costs related to the internally used AI-SaaS platforms during the application development stage. Costs related to preliminary project activities and post-implementation activities are expensed as incurred.

As of March 31, 2025, the AI-SaaS platforms were not yet ready for their intended use. Subsequently, the Group launched three SaaS platforms in May, July and September 2025, respectively, with one platform still in development. The estimated useful life for these completed platforms is 5 years, which will be periodically reassessed based on considerations for obsolescence, technology, competition, and other economic factors.

Other intangible assets are amortized on a straight-line basis over the estimated economic useful lives of the respective assets. Estimated useful lives are as follows:

Category	Estimated useful lives
Completed platforms	5 years
Software	3 years
Trademark license rights	10 years

(l)	Impairment of long-lived assets

The Group reviews its long-lived assets, include property and equipment, intangible assets and operating lease right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets. For the years ended March 31, 2025 and 2024, no impairment of long-lived assets was recognized.

F-10

ASIAPAC ADTECHINNO GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar, except for share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(m)	Fair value measurement

The Group performs fair value measurements in accordance with ASC Topic 820. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

ASC Topic 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs are:

●	Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets;
●	Level 2—Include other inputs other than quoted prices in active market included within Level 1 that are directly or indirectly observable; and
●	Level 3—Unobservable inputs which are supported by little or no market activity and that are significant to the fair value of the assets and liabilities.

As of March 31, 2025 and 2024, the carrying values of current assets and current liabilities approximated their fair values reported in the consolidated balance sheets due to the short-term maturities of these instruments.

(n)	Leases - Lessee

At inception or modification of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Group assesses whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all of the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

The Group classifies its leases as either finance or operating leases. If a lease meets any of the following criteria, the Group accounts for it as a finance lease; otherwise, the Group accounts for it as an operating lease.

(i)	ownership is transferred from lessor to lessee by the end of the lease term;
(ii)	an option to purchase is reasonably certain to be exercised;
(iii)	the lease term is for the major part of the underlying asset’s remaining economic life;
(iv)	the present value of lease payments equals or exceeds substantially all of the fair value of the underlying assets; or
(v)	the underlying asset is specialized and is expected to have no alternative use at the end of the lease term.

The Group recognizes right-of-use assets and lease liabilities for all leases other than those with a term of twelve months or less as the Group has elected to apply the short-term lease recognition exemption. Right-of-use assets represent the Group’s right to use an underlying asset for the lease term. Lease liabilities represent the Group’s obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are classified and recognized at the commencement date of a lease. Lease liabilities are measured based on the present value of fixed lease payments over the lease term. Right-of-use assets consist of (i) initial measurement of the lease liability; (ii) lease payments made to the lessor at or before the commencement date less any lease incentives received; and (iii) initial direct costs incurred by the Group. Lease term includes rent holidays and options to extend or terminate the lease when the Group is reasonably certain that the Group will exercise that option. Operating lease expense is recognized on a straight-line basis over the lease term by adding interest expense determined using the effective interest method to the amortization of the operating lease right-of-use assets.

As the rates implicit on the Group’s leases for which it is the lessee are not readily determinable, the Group uses its incremental borrowing rate based on information available at the commencement date in determining the present value of lease payments. When determining the incremental borrowing rate, the Group assesses multiple variables such as lease term, collateral, economic conditions, and its creditworthiness.

F-11

ASIAPAC ADTECHINNO GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar, except for share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(o)	Revenue recognition

The Group recognizes revenues pursuant to ASC 606, “Revenue from Contracts with Customers” (“ASC 606”). In accordance with ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services, reduced by consumption tax. To achieve the core principle of this standard, the Group applied the following five steps:

Step 1:	Identification of the contract, or contracts, with the customer;

Step 2:	Identification of the performance obligations in the contract;

Step 3:	Determination of the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur;

Step 4:	Allocation of the transaction price to the performance obligations in the contract;

Step 5:	Recognition of the revenue when, or as, a performance obligation is satisfied.

The Group currently generates its revenues from the following main sources:

Revenue from digital marketing services

The Group generates revenues from the provision of digital marketing services including (i) online and offline advertisement solution services and (ii) account top-up services.

Online and offline advertisement solution services

For online and offline advertisement solution services, the Group provides services through the placement and delivery of digital advertisements on behalf of its customers on third-party social media platforms or via OOH channels such as billboards and transit advertisements, as well as PDOOH media including large-format digital screens in shopping malls, office buildings, and elevators. Online campaigns are executed through third-party search engine platforms and social media platforms. The advertisements take various forms, including articles, videos, media page management, posts, etc. As customers simultaneously receive and consume the benefits provided by the marketing services, revenues are recognized over time as performance obligations are satisfied, using the output method based on the delivery of campaign key performance indicators (“KPIs”) (e.g., spending, number of clicks, impressions, true views, etc.).

While none of the factors individually are considered presumptive or determinative, the Group considers itself a principal and recognizes revenues on a gross basis for the following reasons:

(i) The Group is primarily responsible for fulfilling the contracted services, including strategy formulation, media placement, and performance delivery against the agreed-upon KPIs, and customers do not have a direct contractual relationship with third-party media publishers.

(ii) The Group has discretion in establishing pricing for its services, which is determined based on the campaign scope, complexity, and customer-specific requirements.

(iii) For certain offline advertising services, the Group assumes inventory risk by reserving media placements in advance without direct attribution to a specific customer. For the online advertising services, the Group assumes the risk of cost fluctuations.

The transaction price is fixed with no variable consideration, and the Group receives payments from customers at the time specified in the payment schedule, usually after the delivery of services or through installment payments based on services rendered to date. Depending on the customers’ credit, a retainer payment may be required upon contract execution. No significant financing component is identified in the arrangements with customers.

F-12

ASIAPAC ADTECHINNO GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar, except for share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(o)	Revenue recognition (cont.)

Account top-up services

The Group facilitates account top-up services by assisting customers in adding funds to their accounts with third-party search engine platforms and social media platforms based on customers’ instructions. The Group does not control the advertising services prior to their transfer to the customers, does not bear inventory risk, and has no discretion in setting the price of media spend, the Group concludes that it acts as an agent.

Accordingly, revenues are recognized at the point in time on a net basis when the top-up is completed and funds are credited to the customers’ designated advertising accounts, reflecting the service fee retained by the Group.

The transaction price is fixed with no variable consideration, and customers are required to make payments in advance. Upon receipt of payments, the Group facilitates the top-up based on customers’ instructions, typically within a short time period. No significant financing component is identified in the arrangements with customers.

Such revenues constitute an immaterial portion to the Group’s total revenues.

The following table provides information about disaggregated revenues based on revenue types:

	For the years ended March 31,
	2025	2024

Online and offline advertisement solution services	$38,920,187	$34,068,310
Account top-up services	17,146	46,966
Total	$38,937,333	$34,115,276

Contract balances

The Group classifies its right to consideration in exchange for services transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset, which is a right to consideration that is conditional upon factors other than the passage of time. The Group recognizes accounts receivable in its consolidated balance sheets when it performs a service in advance of receiving consideration and has the unconditional right to receive consideration. The Group records a contract asset when revenue is recognized prior to invoicing. As of March 31, 2025 and 2024, the Group’ contract assets amounted to US$2,729,429 and US$2,915,530, respectively.

The contract liabilities are advance from customers, which represent cash received for services in advance of revenue recognition and are recognized as revenues when the Group fulfills its performance obligations. The Group’s advance from customers amounted to US$2,212,826 and US$2,419,069 as of March 31, 2025 and 2024, respectively. During the years ended March 31, 2025 and 2024, the Group recognized revenues of US$2,419,069 and US$1,854,658 from the opening balance of advance from customers balance, respectively.

(p)	Cost of revenues

Cost of revenues primarily consists of expenses directly attributable to the Group’s revenue-generating activities, including (i) advertising costs, which mainly represent channel fees paid to third-party search engine platforms and social media platforms, expenses for purchasing offline advertising spaces, and payments to KOLs for marketing services, (ii) salaries and related expenses for personnel directly involved in delivery of services to customers and (iii) allocation of indirect costs such as corporate overhead.

(q)	Advertising expenses

The Group expenses advertising costs as incurred. Advertising expenses incurred amounted to US$853,075 and US$620,634 for the years ended March 31, 2025 and 2024, respectively, and were included in selling and marketing expenses in the consolidated statements of operations and comprehensive income.

F-13

ASIAPAC ADTECHINNO GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar, except for share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(r)	Research and development (“R&D”) expenses

The Group’s R&D activities primarily relate to the development and implementation of its AI-SaaS platforms. R&D costs are expensed as incurred unless such costs qualify for capitalization as software development costs. R&D expenses amounted to US$491,319 and US$450,530 for the years ended March 31, 2025 and 2024, respectively.

(s)	Government grants

Government grants primarily consist of cash subsidies received from the Hong Kong government. Cash subsidies that have no defined rules and regulations to govern the criteria necessary for companies to enjoy the benefits are recognized when received and recorded as other income in the consolidated statements of operations and comprehensive income. Such subsidies are generally provided by the government as rebates for expenditures related to R&D projects under the Innovation and Technology Fund of the Hong Kong government. Total recognized government grants amounted to US$643,833 and US$22,089 for the years ended March 31, 2025 and 2024, respectively.

(t)	Income taxes

The Group accounts for income taxes under ASC 740, “Income Taxes”. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. Provision for income taxes consists of taxes currently due plus deferred taxes. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets also include the prior years’ net operating losses carried forward. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

Under the provisions of ASC Topic 740, when tax returns are filed, it is likely that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying consolidated balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Interest associated with unrecognized tax benefits is classified as interest expense and penalties are classified in general and administrative expenses in the consolidated statements of operations and comprehensive income.

F-14

ASIAPAC ADTECHINNO GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar, except for share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(u)	Non-controlling interests

For the Group’s majority-owned subsidiaries, non-controlling interests are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Group. The portion of the income or loss applicable to the non-controlling interests in subsidiaries is separately reflected in the consolidated statements of operation and comprehensive income. The cumulative results of operations attributable to the non-controlling interests are recorded as non-controlling interests in the consolidated balance sheets.

(v)	Related party transaction

The Group identifies related parties, and accounts for, discloses related party transactions in accordance with ASC 850, “Related Party Disclosures,” and other relevant ASC standards.

Parties, which can be an entity or individual, are considered to be related if they have the ability, directly or indirectly, to control the Group or exercise significant influence over the Group in making financial and operational decisions. Entities are also considered to be related if they are subject to common control or common significant influence.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.

(w)	Comprehensive income or loss

The Group applies ASC 220, “Comprehensive Income,” with respect to reporting and presentation of comprehensive income or loss in a full set of financial statements. Comprehensive income is defined to include all changes in equity of the Group during a period arising from transactions and other events and circumstances except those resulting from investments by shareholders and distributions to shareholders. For the years presented, the Group’s comprehensive income includes net income and other comprehensive income (loss), which consists of the foreign currency translation adjustment that has been excluded from the determination of net income.

(x)	Earnings per share

Basic earnings per share is computed by dividing net income attributable to ordinary shareholders, taking into consideration the deemed dividends to preferred shareholders (if any), by the weighted average number of ordinary shares outstanding during the reporting period.

Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the reporting period. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such share would be anti-dilutive.

(y)	Segment reporting

ASC Topic 280, “Segment Reporting,” requires use of the “management approach” model for segment reporting. The management approach model is based on the way a company’s chief operating decision maker (“CODM”) organizes segments within the company for making operating decisions assessing performance and allocating resources. Reportable segments are based on services, geography, legal structure, management structure, or any other manner in which management disaggregates a company.

F-15

ASIAPAC ADTECHINNO GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar, except for share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(z)	Commitments and contingencies

In the normal course of business, the Group is subject to commitments and contingencies, including operating lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Group recognizes liability for any such contingencies if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Group may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter. For the years ended March 31, 2025 and 2024, the Group did not have any material legal claims or litigation that, individually or in aggregate, could have a material adverse impact on the Group’s consolidated financial position, results of operations, and cash flows.

(aa)	Concentration and credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, contract assets and other receivables. The Group places the cash and cash equivalents with financial institutions with high credit ratings and quality. The Group does not require collateral or other security to support financial instruments subject to credit risk. The Group evaluates its collection experience and long outstanding balances to determine the need for an allowance for credit losses. The Group conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable and contract assets.

There was no single customer that accounted for over 10% of the Group’s total revenues for the years ended March 31, 2025 and 2024.

The following table sets forth a summary of each customer that represents 10% or more of the Group’s total accounts receivable:

	As of March 31,
	2025	2024
Percentage of the Group’s accounts receivable
Customer A	11.9%	*

* Less than 10%.

The following table sets forth a summary of each supplier that represents 10% or more of the Group’s total purchases:

	For the years ended March 31,
	2025	2024
Percentage of the Group’s total purchases
Supplier A	29.9%	33.9%
Supplier B	24.5%	24.2%

The following table sets forth a summary of each supplier that represents 10% or more of the Group’s total accounts payable:

	As of March 31,
	2025	2024
Percentage of the Group’s accounts payable
Supplier A	42.2%	29.3%
Supplier B	22.8%	20.4%
Supplier C	15.5%	12.3%

F-16

ASIAPAC ADTECHINNO GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar, except for share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

(bb)	Recently issued accounting pronouncements

The Group is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. ASU No. 2023-09 is effective for public entities for annual reporting periods beginning after December 15, 2023, on a retrospective basis. Early adoption is permitted. The Group adopted this standard on March 31, 2025. See Note 13 for relevant segment disclosures.

In December 2023, the FASB issued ASU 2023-09, Improvement to Income Tax Disclosures. This standard requires more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for public business entities, for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted. The Group is currently evaluating the impact of adopting this ASU on its consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, and in January 2025, the FASB issued ASU 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027, on either a prospective or retrospective basis. Early adoption is permitted. The Group is currently evaluating the impact of adopting these ASU on its consolidated financial statements and related disclosures.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amendments in ASU 2025-05 provide entities with a practical expedient to simplify the estimation of expected credit losses on current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606 by allowing the assumption that current conditions as of the balance sheet date will not change during the remaining life of the asset. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. The Group is currently evaluating the impact of adopting this ASU on its consolidated financial statements and related disclosures.

In September 2025, the FASB issued ASU 2025-06, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software, which modernizes the accounting for internal-use software. ASU 2025-06 removes all references to software development stages and requires capitalization of software costs when management has committed to the software project and it is probable the software will be completed and perform its intended use. ASU 2025-06 is effective for annual periods beginning after December 15, 2027, and early adoption is permitted. The Group is currently evaluating the impact of adopting this ASU on its consolidated financial statements and related disclosures.

F-17

ASIAPAC ADTECHINNO GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar, except for share data)

3.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of March 31,
	2025	2024
Accounts receivable	$3,204,261	$2,327,603
Allowance for expected credit losses	(69,068)	(31,653)
Accounts receivable, net	$3,135,193	$2,295,950

The movement of the allowance for expected credit losses is as follows:

	As of March 31,
	2025	2024
Balance at the beginning of the year	$31,653	$26,119
Additions	37,416	5,805
Foreign currency translation adjustment	(1)	(271)
Balance at the end of the year	$69,068	$31,653

4.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets, net consisted of the following:

	As of March 31,
	2025	2024
Notes and other receivables	$175,848	$33,736
Refundable lease security and other deposits	100,143	48,996
Income tax recoverable	95,802	140,930
Prepaid expenses	59,920	55,635
Rebates receivable	23,571	147,873
Value-added tax (“VAT”) recoverable	14,345	16,000
Prepaid expenses and other current assets	$469,629	$443,170

F-18

ASIAPAC ADTECHINNO GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar, except for share data)

5.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of March 31,
	2025	2024
Electronics and office equipment	$823,239	$752,730
Leasehold improvements	408,791	410,010
Building	-	960,988
Subtotal	1,232,030	2,123,728
Less: accumulated depreciation	(839,456)	(1,089,660)
Property and equipment, net	$392,574	$1,034,068

In August 2024, the Group disposed of a property to Mr. Chan Chor Koon, Mr. Chan Chor Wai and Ms. Chong Siu Nuen, the three individuals who collectively control 100% of the equity interest of the Group, for a cash consideration of US$578,742. The net book value in excess of the consideration received of US$20,402 was included as a deemed distribution in connection with the disposal of property and equipment in the Group’s consolidated statements of changes in shareholders’ equity.

Depreciation expenses were US$168,808 and US$178,459 for the years ended March 31, 2025 and 2024, respectively.

6.	INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	As of March 31,
	2025	2024
Capitalized internal-use software (AI-SaaS platforms)	$3,794,915	$2,582,089
Software	5,013	3,067
Trademark license rights	2,244	2,099
Subtotal	3,802,172	2,587,255
Less: accumulated amortization	(4,281)	(2,757)
Intangible assets, net	$3,797,891	$2,584,498

Amortization expenses were US$1,310 and US$776 for the years ended March 31, 2025 and 2024, respectively.

Estimated future amortization expenses, including those related to the AI-SaaS platforms that were launched subsequent to the year-end of March 31, 2025, were shown below:

For the years ended March 31,	Estimated Amortization Expenses
2026	$532,909
2027	668,110
2028	667,736
2029	667,423
2030	667,254
Thereafter	135,563
Total	$3,338,995

F-19

ASIAPAC ADTECHINNO GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar, except for share data)

7.	SHORT-TERM BORROWINGS

Short-term borrowings consisted of the following:

			As of March 31,
Lender	Annual Interest Rate	Maturity	2025	2024
HSBC Bank	5.81%	4/29/2025	$402,077	$-
HSBC Bank	5.37%	4/14/2025	128,998	-
Total			$531,075	$-

During the year ended March 31, 2025, the Group borrowed bank loans for working capital purposes, with funds directly transferred from The Hongkong and Shanghai Banking Corporation Limited (“HSBC Bank”) to suppliers.

Interest expenses were US$3,136 for the year ended March 31, 2025. As of March 31, 2025, the weighted average interest rate was 5.71% per annum.

8.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of March 31,
	2025	2024
Credit card payables	$572,909	$782,413
Accrued payroll and welfare expenses	314,011	241,930
Accrued expenses	231,460	99,463
VAT payables	28,541	51,917
Others	53,534	36,889
Accrued expenses and other current liabilities	$1,200,455	$1,212,612

F-20

ASIAPAC ADTECHINNO GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar, except for share data)

9.	OPERATING LEASES — AS A LESSEE

The Group has entered into operating leases mainly for offices in different regions with lease terms ranging from 2 to 7 years.

The Group leases certain offices from Ishopclick Limited, a related party, under a lease effective from August 2022 until August 2025. The Group also leases an office from Mr. Chan Chor Koon, Mr. Chan Chor Wai and Ms. Chong Siu Nuen, related parties, under a lease effective from August 9, 2024 until February 28, 2031.

A summary of lease expenses was as follows:

	For the years ended March 31,
	2025	2024
Operating leases expenses	$340,567	$320,136
Operating leases expenses - related parties	441,624	374,971
Total operating lease expenses	782,191	695,107
Short-term lease expenses	97,553	37,871
Total lease expenses	$879,744	$732,978

Remaining lease terms and discount rate were as follows:

	For the years ended March 31,
	2025	2024
Weighted-average remaining lease term (in years)	3.11	1.28
Weighted-average discount rate (per annum)	3.50%	3.85%

Supplemental cash flow information related to operating leases was as follows:

	For the years ended March 31,
	2025	2024
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows for operating leases	$694,779	$696,968
Supplemental lease cash flow disclosure
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	555,684	175,716
Remeasurement of lease liabilities and right-of-use-assets due to lease modifications	218,540	30,810

As of March 31, 2025, the future maturity of lease liabilities was as follows:

For the years ending March 31,	Amount
2026	$448,186
2027	139,842
2028	66,146
2029	66,146
2030	66,146
Thereafter	60,634
Total undiscounted lease payments	847,100
Less: imputed interest	(47,534)
Present value of lease liabilities	799,566
Less: lease liabilities, current	(429,111)
Lease liabilities, non-current	$370,455

F-21

ASIAPAC ADTECHINNO GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar, except for share data)

10.	INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, no Cayman Islands withholding tax will be imposed on dividends paid to shareholders.

The British Virgin Islands (“BVI”)

The Group’s subsidiary incorporated in the BVI are not subject to tax on income or capital gains. In addition, payments of dividends by the subsidiary to its shareholders are not subject to withholding tax in the BVI.

Hong Kong

According to the Tax Amendment No. 3 Ordinance 2018 published by the Hong Kong government, effective April 1, 2018, under the two-tiered profits tax rates regime, the first HKD2,000,000 of profits of a qualifying group entity is taxed at 8.25%, and profits above HKD2,000,000 are taxed at 16.5%. Dividends paid by the subsidiaries incorporated in HK to their shareholders are not subject to withholding tax in Hong Kong.

Taiwan

The Group’s subsidiaries and branch incorporated in Taiwan are subject to corporate income tax at the statutory rate of 20% on their taxable income derived from Taiwan.

PRC

The Group’s subsidiaries, which are considered PRC resident enterprises under PRC Enterprise Income Tax Law (the “EIT Law”), are subject to enterprise income tax on their worldwide taxable income as determined under EIT Law and accounting standards at a rate of 25%.

Singapore

The Group’s subsidiary, AdTech SG, is incorporated in Singapore and is subject to corporate income tax at the statutory rate of 17% on its assessable profits generated from Singapore.

Others

Subsidiaries incorporated in other jurisdictions are subject to the respective applicable corporate income tax rates of the jurisdictions where they are resident.

For the years ended March 31, 2025 and 2024, income (loss) before income tax expense attributable to the following geographic locations was set forth below:

	For the years ended March 31,
	2025	2024
Hong Kong	$1,861,383	$2,465,514
Taiwan	1,342,832	1,057,964
Others	(434,007)	(166,915)
Total income before tax expense	$2,770,208	$3,356,563

For the years ended March 31, 2025 and 2024, the details of income tax expense were set forth below:

	For the years ended March 31,
	2025	2024
Current	$309,660	$384,905
Deferred	4,579	(106,567)
Total income tax expense	$314,239	$278,338

F-22

ASIAPAC ADTECHINNO GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar, except for share data)

A reconciliation of the Hong Kong statutory tax rate to the effective income tax rates reflected in the accompanying consolidated statements of operations and comprehensive income for the years ended March 31, 2025 and 2024 was as follows:

	For the years ended March 31,
	2025	2024
Statutory tax rate	16.50%	16.50%
Effect of tax rates difference in other jurisdictions	1.81%	0.82%
Effect of additional deduction allowed	(7.50)%	(6.94)%
Effect of non-deductible expenses	0.54%	0.04%
Effect of changes in valuation allowance	1.61%	(0.41)%
Other adjustments	(1.62)%	(1.72)%
Effective tax rate	11.34%	8.29%

As of March 31, 2025 and 2024, the significant components of the deferred tax assets and liabilities were summarized as follows:

	As of March 31,
	2025	2024
Deferred tax assets:
Net operating losses carried forward	$1,194,061	$945,695
Lease liabilities	172,016	135,356
Provision for credit losses	18,079	10,801
Revenue and expense adjustments	219,769	227,335
Total deferred tax assets	1,603,925	1,319,187
Less: valuation allowance	(109,391)	(66,348)
Total deferred tax assets, net of valuation allowance	$1,494,534	$1,252,839

Deferred tax liabilities:
Capitalized internal-use software costs	$(739,679)	$(522,842)
Revenue and expense adjustments	(293,814)	(282,232)
Operating lease right-of-use assets	(174,542)	(140,213)
Total deferred tax liabilities	$(1,208,035)	$(945,287)

Deferred tax assets, net	$1,044,854	$995,394
Deferred tax liabilities, net	$(758,355)	$(687,842)

Changes in valuation allowance were as follows:

	For the years ended March 31,
	2025	2024
Balance at the beginning of the year	$66,348	$83,074
Additions	55,489	10,417
Utilization	(10,740)	(24,040)
Foreign currency translation adjustment	(1,706)	(3,103)
Balance at end of the year	$109,391	$66,348

Deferred tax assets are recognized in the consolidated financial statements only to the extent that it is probable that future taxable profits will be available against which the Group can utilize the benefits. The use of these tax losses is subject to the agreement of the tax authority and compliance with certain provisions of the tax legislation of the place in which the Group operates.

The Group periodically evaluates the likelihood of the realization of deferred tax assets, and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. Management considers new evidence, both positive and negative, that could affect the Group’s future realization of deferred tax assets including its recent cumulative earnings experience, expectation of future income, the carry forward periods available for tax reporting purposes and other relevant factors, and believes it is probable that the Group will utilize the benefits of these deferred tax assets as of March 31, 2025 and 2024. Uncertainty of estimates of future taxable profit could increase due to changes in the economic environment surrounding the Group, effects by market conditions, effects of currency fluctuations or other factors.

F-23

ASIAPAC ADTECHINNO GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar, except for share data)

Uncertain tax positions

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of March 31, 2025 and 2024, the Group did not have any significant unrecognized uncertain tax positions. The Group did not incur any interest or penalties for the years ended March 31, 2025 and 2024. The Group does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve months from March 31, 2025. The Group continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. The Group’s major tax jurisdiction is Hong Kong. Under relevant Hong Kong tax laws, tax case is normally subject to investigation by the tax authority for up to 6 years of assessment prior to the current year of assessment, if in a case of fraud or willful evasion, then the investigation can be extended to cover 10 years of assessment.

11.	RELATED PARTY TRANSACTIONS

The related parties that had material transactions for the years ended March 31, 2025 and 2024 consisted of the following:

Name	Relationship
Mr. Chan Chor Koon(1)(2)	Principal shareholder of Oriental Brilliance Investment Limited, a controlling shareholder of the Group, director, and Chief Executive Officer (“CEO”) of the Group
Mr. Chan Chor Wai(2)	Sole shareholder of Greennine Limited, a principal shareholder of the Group, director, and Chief Technology Officer (“CTO”) of the Group
Ms. Chong Siu Nuen(1)	Principal shareholder of Oriental Brilliance Investment Limited, a controlling shareholder of the Group, director, and Chief Operating Officer (“COO”) of the Group
Ishopclick Limited	Controlled by Mr. Chan Chor Koon, Mr. Chan Chor Wai and Ms. Chong Siu Nuen

(1) Mr. Chan Chor Koon (CEO) and Ms. Chong Siu Nuen (COO) are spouses.

(2) Mr. Chan Chor Koon (CEO) and Mr. Chan Chor Wai (CTO) are brothers.

Amounts due to related parties

Amounts due to related parties consisted of the following:

	As of March 31,
Amounts due to related parties	2025	2024
Ishopclick Limited	$-	$184,004
Mr. Chan Chor Koon	-	146,494
Total amounts due to related parties	$-	$330,498

The balances of amounts due to related parties represent the outstanding loans borrowed from related parties as of March 31, 2025 and 2024. These loans are non-secured, interest-free and due on demand.

Amounts due from a related party

Amounts due from a related party consisted of the following:

	As of March 31,
Amounts due from a related party	2025	2024
Ms. Chong Siu Nuen	$-	$164,870
Total amounts due from a related party	$-	$164,870

The balances of amounts due from a related party represent the outstanding loans lent to a related party as of March 31, 2025 and 2024. These loans are non-secured, interest-free and due on demand.

Dividends payable

Dividends payable to related parties consisted of the following:

	As of March 31,
Dividends payable	2025	2024
Mr. Chan Chor Koon	$899,754	$-
Ms. Chong Siu Nuen	799,538	-
Mr. Chan Chor Wai	648,150	-
Total dividends payable	$2,347,442	$-

F-24

ASIAPAC ADTECHINNO GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar, except for share data)

Guarantee provided to a related party

On February 17, 2023, Ishopclick Limited entered into a working capital loan agreement with HSBC Bank, which matures in 51 months from the loan commencement date. Each of Mr. Chan Chor Wai, Mr. Chan Chor Koon, Ms. Chong Siu Nuen, and AsiaPac HK provided an unlimited guarantee with joint liability to HSBC Bank for Ishopclick Limited’s repayment obligations. The guarantee was provided without charge. On March 31, 2023, the shareholders of Ishopclick Limited entered into an agreement with AsiaPac HK, whereby they unconditionally agreed to assume AsiaPac HK’s obligation under the guarantee. The guaranteed liability of AsiaPac HK was fully released by HSBC Bank on September 10, 2025, subject to a retention period of approximately six months. As of March 31, 2025 and 2024, the Group did not record a liability in the consolidated balance sheets for the guarantee because, based on management’s assessment, it was not probable that the Group would be required to make payments under the guarantee.

Also see Note 5, 9 and 12 for additional information on transactions with related parties.

12.	EQUITY

Ordinary Shares

On June 30, 2025, the Company was incorporated in the Cayman Islands, with an authorized share capital of US$20,000 divided into 200,000,000 shares, comprising (i) 160,000,000 Class A ordinary shares with a par value of US$0.0001 each and (ii) 40,000,000 class B ordinary shares with a par value of US$0.0001 each.

On the same day, the Company issued 3,000,000 Class A ordinary shares and 500,000 Class B ordinary shares to Greennine Limited, controlled by Mr. Chan Chor Wai; and issued 6,000,000 Class A ordinary shares and 1,000,000 Class B ordinary shares to Oriental Brilliance Investment Limited, controlled by Mr. Chan Chor Koon and Ms. Chong Siu Nuen.

On October 29, 2025, the Company issued 4,200,000 Class A ordinary shares and 700,000 Class B ordinary shares to Greennine Limited; and issued 8,400,000 Class A ordinary shares and 1,400,000 Class B ordinary shares to Oriental Brilliance Investment Limited.

Each Class A ordinary share was entitled to one vote per share and each Class B ordinary share was entitled to twenty votes per share. Each Class B ordinary share is convertible into one Class A ordinary share, while Class A ordinary shares are not convertible into Class B ordinary shares.

The share and per share information were presented on a retrospective basis as of the beginning of the first period presented to reflect the Reorganization.

Declaration of Dividends

During the year ended March 31, 2025, AsiaPac HK declared cash dividends of HKD34,200,000 (US$4,397,232) to Mr. Chan Chor Wai, Mr. Chan Chor Koon and Ms. Chong Siu Nuen, which was settled by HKD11,909,741 (US$1,528,261) in cash, HKD1,290,259 (US$165,566) offset against amounts due from Ms. Chong Siu Nuen, and HKD2,737,136 (US$354,250) offset against receivables from proceeds of property disposal to related parties (see Note 5). The remaining amount was recorded as dividends payable in the consolidated balance sheet as of March 31, 2025.

Statutory Reserves

According to the Company Law in Taiwan, companies incorporated in Taiwan are required to set aside 10% of their after-tax profit to general reserves each year, based on Taiwan accounting standards, until the cumulative total of such reserves reaches the registered capital. These general reserves are not distributable as cash dividends to equity owners.

According to the Company Law in the PRC, companies incorporated in the PRC are required to set aside 10% of their after-tax profit to general reserves each year, based on the PRC accounting standards, until the cumulative total of such reserves reaches 50% of the registered capital. These general reserves are not distributable as cash dividends to equity owners.

The Group has appropriated $21,457 and $8,075 to statutory reserves as of March 31, 2025 and 2024, respectively.

13.	SEGMENT REPORTING

The Group’s CODM, CEO, regularly reviews entity-wide operating results and reviews consolidated revenues and net income when making decisions about allocating resources and assessing performance of the segment. The Group has identified three principal reportable segments related to digital marketing services by different areas.

The primary measures of segment revenues and profitability for the Group’s operating segments are considered to be consolidated revenues and income (loss) before taxes. Significant segment expenses reviewed by the CODM on a regular basis included within net income include cost of revenues, selling and marketing expenses, general and administrative expenses, and research and development expenses which are separately presented in the consolidated statements of operations and comprehensive income. Other segment items within income (loss) before taxes include other income (expenses). The CODM uses segment profit or loss to monitor budget versus actual results, and also in competitive analysis by benchmarking against the Group’s peers at the same development stage.

F-25

ASIAPAC ADTECHINNO GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar, except for share data)

The revenues and operating results by Group’s segments were as follows:

	For the year ended March 31, 2025
	Hong Kong	Taiwan	Others*	Inter-segment	Consolidated

Revenues, net	$23,179,266	$12,949,452	$5,580,909	$(2,772,294)	$38,937,333
Cost of revenues	(17,026,230)	(10,420,718)	(4,100,776)	2,772,294	(28,775,430)
Gross profit	6,153,036	2,528,734	1,480,133	-	10,161,903
Operating expenses
Selling and marketing expenses	(2,421,448)	(713,612)	(753,537)	-	(3,888,597)
General and administrative expenses	(2,521,057)	(473,415)	(827,686)	-	(3,822,158)
Research and development expenses	(167,895)	(21,909)	(301,515)	-	(491,319)
Total operating expenses	(5,110,400)	(1,208,936)	(1,882,738)	-	(8,202,074)
Total other income (expense)	818,747	23,034	(31,402)	-	810,379
Segment income (loss) before taxes	$1,861,383	$1,342,832	$(434,007)	$-	$2,770,208

	For the year ended March 31, 2024
	Hong Kong	Taiwan	Others*	Inter-segment	Consolidated

Revenues, net	$21,544,966	$10,219,110	$4,428,257	$(2,077,057)	$34,115,276
Cost of revenues	(14,782,926)	(8,095,554)	(3,219,878)	2,077,057	(24,021,301)
Gross profit	6,762,040	2,123,556	1,208,379	-	10,093,975
Operating expenses
Selling and marketing expenses	(1,981,703)	(644,151)	(503,930)	-	(3,129,784)
General and administrative expenses	(2,234,428)	(414,263)	(628,370)	-	(3,277,061)
Research and development expenses	(201,936)	(20,412)	(228,182)	-	(450,530)
Total operating expenses	(4,418,067)	(1,078,826)	(1,360,482)	-	(6,857,375)
Total other income (expense)	121,541	13,234	(14,812)	-	119,963
Segment income (loss) before taxes	$2,465,514	$1,057,964	$(166,915)	$-	$3,356,563

* Others represent revenues derived from mainland China, Singapore, Thailand, Indonesia, Malaysia and other regions, each of which individually accounted for less than 10% of the Group’s total revenues.

The total assets by segments as of March 31, 2025 and 2024 were as follows:

	As of March 31,
	2025	2024

Segment assets
Hong Kong	$10,617,139	$10,524,960
Taiwan	4,456,047	3,627,127
Others	4,019,585	4,052,010
Total assets	$19,092,771	$18,204,097

14.	SUBSEQUENT EVENTS

The Group has evaluated the impact of events that have occurred subsequent to March 31, 2025, through November 7, 2025, which is the issuance date of the consolidated financial statements, and concluded that no subsequent events have occurred that would require recognition or disclosure in the consolidated financial statements.

F-26

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to the public interest, such as providing indemnification against the consequences of committing a crime or against the indemnified person’s own fraud, dishonesty, willful default or willful neglect. Our post-offering memorandum and articles of association will become effective immediately prior to the completion of this offering provide that, to the extent permitted by Cayman Islands law, we shall indemnify each secretary, director (including alternate director), and any of our other officers and their personal representatives against:

(a)	all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such person in or about the conduct of our business or affairs or in the execution or discharge of such person’s duties, powers, authorities or discretions; and

(b)	without limitation to paragraph (a) above, all costs, expenses, losses or liabilities incurred by such person in defending (whether successfully or otherwise) any civil proceedings concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such person, however, shall be indemnified in respect of any matter arising out of his own dishonesty, willful default or fraud.

Under the form of indemnification agreements which will be filed as Exhibit 10.2 to this registration statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors for certain liabilities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued and sold the securities described below without registering the securities under the Securities Act. None of these transactions involved any underwriters’ underwriting discounts or commissions, or any public offering. We believe that each of the following issuances to private placement investors was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering.

Securities/Purchaser	Date of Issuance	Number of Securities	Consideration
Class A ordinary shares
Conyers Corporate Services (Cayman) Limited	June 30, 2025	1	US$	0.0001
Greennine Limited	June 30, 2025	3,000,000	US$	300
Oriental Brilliance Investment Limited	June 30, 2025	6,000,000	US$	600
Greennine Limited	October 29, 2025	4,200,000	US$	420
Oriental Brilliance Investment Limited	October 29, 2025	8,400,000	US$	840
Class B ordinary shares
Greennine Limited Commerce House	June 30, 2025	500,000	US$	50
Oriental Brilliance Investment Limited	June 30, 2025	1,000,000	US$	100
Greennine Limited	October 29, 2025	700,000	US$	70
Oriental Brilliance Investment Limited	October 29, 2025	1,400,000	US$	140

II-1

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

a)	Exhibits

See Exhibit Index beginning on page II-3 of this registration statement.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosure that was made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to make the statements in this registration statement not misleading.

b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)	For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

II-2

ASIAPAC ADTECHINNO GROUP LIMITED

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1.1*	Form of Underwriting Agreement

3.1**	Memorandum and Articles of Association of the Registrant, as currently in effect

3.2*	Form of Amended and Restated Memorandum and Articles of Association of the Registrant, effective immediately prior to completion of this offering

4.1*	Registrant’s Specimen Certificate for Ordinary Shares

5.1*	Opinion of Conyers regarding the validity of the ordinary shares being registered and certain Cayman Islands matters

8.1*	Opinion of DLA Piper Hong Kong regarding certain Hong Kong tax matters (included in Exhibit 99.2)

10.1*	Form of Employment Agreement by and between the Registrant and each of its executive officers

10.2*	Form of Indemnification Agreement by and between the Registrant and each of its directors and executive officers

21.1**	List of Significant Subsidiaries of the Registrant

23.1*	Consent of MaloneBailey, LLP

23.2*	Consent of Conyers (included in Exhibit 5.1)

23.3*	Consent of DLA Piper Hong Kong

23.4*	Consent of Han Kun Law Offices

23.5*	Consent of Frost & Sullivan

24.1*	Powers of Attorney (included on signature page in Part II of the registration statement)

99.1*	Code of Business Conduct and Ethics of the Registrant

99.2*	Opinion of DLA Piper Hong Kong regarding certain Hong Kong law matters

107*	Filing Fee Table

* To be filed by amendment.

** Previously submitted.

II-3

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on              , 2026.

AsiaPac AdTechinno Group Limited

By:
Name:	Chan Chor Koon
Title:	Chairman of the Board of Directors,
Chief Executive Officer

II-4

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Chan Chor Koon as an attorney-in-fact with full power of substitution, for him in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant, including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such ordinary shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chairman of the Board of Directors, Chief Executive Officer (principal executive officer)	, 2026
Name: Chan Chor Koon

	Chief Financial Officer (principal financial and accounting officer)	, 2026
Name: Chong Siu Nuen

	Director and Chief Operating Officer	, 2026
Name: Chong Siu Nuen

	Director and Chief Technical Officer	, 2026
Name: Chan Chor Wai

II-5

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of AsiaPac AdTechinno Group Limited, has signed this Registration Statement or amendment thereto in              on                , 2026.

Authorized U.S. Representative

By:
Name:
Title:

II-6